UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 28, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Credit Suisse AG
(Registrant's Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form

6-K consists

of the

31 December

2023 Pillar

3 Report

of UBS Group

and significant

regulated subsidiaries
and sub-groups, which appears immediately following this page.

Pillar 3 Report

31 December 2023

UBS Group and significant regulated subsidiaries

and sub-groups

Terms used in this report, unless the context requires

otherwise
“UBS,” “UBS Group,” “UBS Group

AG consolidated,” “Group,”

“the Group,” “we,” “us”

and “our”
UBS Group AG and its consolidated subsidiaries
“UBS Group excluding the Credit Suisse AG

sub-group”

All UBS Group entities, excluding the Credit Suisse

AG sub-group

“UBS AG” and “UBS

AG consolidated”
UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit Suisse

AG consolidated”
Credit Suisse AG and its consolidated subsidiaries
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”

Credit Suisse AG and its consolidated subsidiaries,

Credit Suisse
Services AG and other small former Credit Suisse Group

entities now
directly held by UBS Group AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“Credit Suisse Group AG” and

“Credit Suisse Group AG standalone”
Credit Suisse Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“Credit Suisse AG standalone” Credit Suisse AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.

Table of contents
UBS Group
2
Section 1
Introduction and basis for preparation
13
Section 2
Key metrics
15
Section 3
Overview of risk-weighted assets
16
Section 4
Linkage between financial statements and
regulatory exposures
19
Section 5
Credit risk
54
Section 6
Counterparty credit risk
62
Section 7
Comparison of A-IRB approach and
standardized approach for credit risk
66
Section 8
Securitizations
74
Section 9
Market risk
82
Section 10
Operational risk
82
Section 11
Interest rate risk in the banking book
85
Section 12
Going and gone concern requirements
and eligible capital
92
Section 13
Total

loss-absorbing capacity
93
Section 14
Leverage ratio
96
Section 15
Liquidity and funding
100
Section 16
Remuneration
100
Section 17
Requirements for global systemically
important banks and related indicators
Significant regulated subsidiaries and sub-groups
101
Section 1
Introduction
102
Section 2
UBS AG consolidated
106
Section 3
UBS AG standalone
110
Section 4
UBS Switzerland AG standalone
116
Section 5
UBS Europe SE consolidated
117
Section 6
UBS Americas Holding LLC consolidated
119
Section 7
Credit Suisse AG consolidated
123
Section 8
Credit Suisse AG standalone
127
Section 9
Credit Suisse (Schweiz) AG consolidated
131
Section 10
Credit Suisse (Schweiz) AG standalone
135
Section 11
Credit Suisse International standalone
137
Section 12
Credit Suisse Holdings (USA),
Inc. consolidated
Appendix
140
Abbreviations frequently used in our financial reports
142
Cautionary statement
Contacts
Switchboards
For all general inquiries.
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manages relationships with
institutional investors, research
analysts and credit rating agencies.
ubs.com/investors
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manages relationships with global
media and journalists.
ubs.com/media
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handles inquiries directed to the
Chairman or to other members
of the Board of Directors.
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Group Company Secretary
P.O.

Box, CH-8098 Zurich,
Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235 6652
Shareholder Services
UBS’s Shareholder Services team,

a unit of the Group Company
Secretary’s office, manages
relationships with shareholders and
the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
P.O.

Box, CH-8098 Zurich,
Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235 6652
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For global registered share-related
inquiries in the US.
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Shareholder online inquiries:
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Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2024. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

31 December 2023 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

UBS Group
Introduction and basis for preparation
Scope of Basel III Pillar 3 disclosures
The

Basel

Committee

on

Banking

Supervision

(the

BCBS)

Basel III

capital

adequacy

framework

consists

of

three
complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market,
operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review
process, emphasizing the need for a qualitative approach to supervising banks. Pillar

3 requires banks to publish a range
of disclosures, mainly covering risk, capital, leverage,

liquidity and remuneration.
This report

provides Pillar

3 disclosures

for the

UBS Group,

including the

acquired

Credit Suisse

Group, and

prudential
key

figures

and

regulatory

information

for

UBS

AG

consolidated

and

standalone,

UBS

Switzerland AG

standalone,
UBS Europe SE consolidated, and UBS

Americas Holding LLC consolidated, as well as

Credit Suisse AG consolidated and
standalone, Credit Suisse

(Schweiz) AG consolidated and

standalone, Credit Suisse

International standalone, and

Credit
Suisse

Holdings

(USA),

Inc.

consolidated

in

the

respective

sections

under

“Significant

regulated

subsidiaries

and

sub-
groups.”
This Pillar 3 Report

has been prepared

in accordance

with Swiss Financial

Market Supervisory Authority

(FINMA) Pillar 3
disclosure requirements

(FINMA Circular

2016/1 “Disclosure

– banks”)

as revised

on 8 December

2021, the

underlying
BCBS guidance

“Revised Pillar

3 disclosure

requirements”

issued in

January 2015,

the “Frequently

asked questions

on
the revised Pillar 3 disclosure

requirements” issued

in August 2016, the

“Pillar 3 disclosure requirements

– consolidated
and

enhanced

framework”

issued

in

March

2017

and

the

subsequent

“Technical

Amendment

–

Pillar 3

disclosure
requirements – regulatory treatment

of accounting provisions” issued in August 2018.
As UBS

is considered

a systemically

relevant

bank (an

SRB) under

Swiss banking

law,

UBS Group

AG, UBS

AG, Credit
Suisse AG and

Credit Suisse

(Schweiz) AG

are required

to comply

with regulations

based on

the Basel III

framework as
applicable to Swiss SRBs on a consolidated basis.

Local

regulators

may

also

require

the

publication

of

Pillar 3

information

at

a

subsidiary

or

sub-group

level.

Where
applicable, these local disclosures

are provided under

“Holding company and significant

regulated subsidiaries and sub-
groups” at
ubs.com/investors
.
Acquisition of the Credit Suisse Group
Impact of our acquisition of the Credit Suisse Group on

Basel III Pillar 3 disclosures
On 12 June

2023, UBS Group

AG acquired

Credit Suisse

Group AG, succeeding

by operation

of Swiss law

to all

assets
and liabilities

of Credit

Suisse Group

AG, and

became the

direct or

indirect shareholder

of all

of the

former direct

and
indirect subsidiaries of Credit Suisse Group AG. In the second quarter 2023

Pillar 3 report we included the impacts of the
acquisition of the Credit Suisse

Group in the scope of

UBS Group AG consolidated, and we included

significant regulated
subsidiaries and sub-groups

related to Credit

Suisse. In this fourth

quarter 2023 Pillar 3

report, the comparative

periods
ended 30 September 2023 and 30 June 2023 therefore include the impact of the acquisition of the Credit Suisse Group, while comparative

periods prior

to those

ended 30 June

2023 reflect

information prior

to the

acquisition of

the Credit
Suisse Group,

unless explicitly stated otherwise.
From the 30 June 2023 Pillar 3 report

onward we have included the following disclosures

as a result of the acquisition.
– CR10 – Specialized lending
– SEC1 – Securitization exposures in the banking book
– SEC2 – Securitization exposures in the trading book
–
SEC3 – Securitization exposures

in the banking book and

associated regulatory capital requirements

– bank acting as
originator or as sponsor
–
SEC4 – Securitization exposures

in the banking book and

associated regulatory capital requirements

– bank acting as
investor
– MR1 – Market risk under standardized approach
–
Significant regulated subsidiaries and sub-groups related

to Credit Suisse
›
Refer to the “Acquisition and integration

of Credit Suisse” section and “Note 2 Accounting

for the acquisition of the Credit Suisse
Group” in the “Consolidated financial statements” section of the

UBS Group Annual Report 2023, available under “Annual
reporting” at ubs.com/investors , for more information

31 December 2023 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Legal structure integration
In December 2023, the Board of Directors of UBS Group AG approved the merger of UBS AG and Credit Suisse AG, and both entities entered into a

definitive merger agreement. The completion of

the merger is subject

to regulatory approvals
and is expected to occur by the end of the second quarter of 2024.

We also expect to complete the transition to a single
US intermediate

holding company

in the

second quarter

of 2024

and the

planned merger

of UBS

Switzerland AG and
Credit Suisse (Schweiz) AG in the third

quarter of 2024.
Completing the

mergers

of our significant

legal entities

is a critical

step in enabling

us to unlock

the next

phase of

the
cost, capital

and funding

synergies that

we expect

to realize in

2025 and

2026.

These significant-legal-
entity mergers
are a pre-requisite

for the first

wave of client

migrations and will

enable us to

begin streamlining and

decommissioning
legacy Credit Suisse platforms in the second half of 2024.
IFRS 3 measurement period adjustments in the third and

fourth quarters

of 2023 for the acquisition of the Credit Suisse
Group
UBS has reclassified certain

loans and off-balance

sheet loan commitments

held by the newly

established Non-core and
Legacy business division

to Measured at

fair value through

profit or loss

in the third

and fourth quarters

of 2023. Refer
to “Note 2

Accounting for the acquisition of

the Credit Suisse Group” in

the “Consolidated financial statements” section
of

the

UBS

Group

Annual

Report

2023,

available

under

“Annual

reporting”

at
ubs.com/investors
,

for

details

on

the
accounting

treatment,

and

respective

adjustments

to

prior

reporting

periods.

Comparative

periods

for

CET1

capital
information and for Pillar 3 disclosures where

we disclose IFRS Accounting Standards carrying

values have been restated
accordingly.

We

have

applied

the

amended

classification

and

measurement

for

leverage

ratio

denominator

and

risk-
weighted assets (RWA)

calculation purposes

prospectively from

the third quarter

and fourth quarter

of 2023, i.e.,

from
when they occurred.

Significant regulatory developments, disclosure requirements and other changes

Swiss Federal Council adopts amendments to the Capital

Adequacy Ordinance
In November

2023, the

Swiss Federal

Council adopted

amendments to

the Capital

Adequacy Ordinance

(the CAO)

for
banks to

incorporate the

final Basel III

standards adopted

by the

BCBS in

Swiss law.

The amended

CAO will

enter into
force on

1 January 2025. The

final degree of

alignment between the

Swiss implementation

and those

in other

jurisdictions
remains

uncertain

at

this

stage.

Although

EU

legislators

target

implementation

by

January

2025, the

implementation
timelines in the UK and

the US have been

delayed until July 2025.

The Swiss Federal Department

of Finance will inform
the Swiss

Federal Council about

the status of

international implementation by

the end of

July 2024. We

currently estimate
that the

revised Basel

III framework,

including the

Fundamental Review

of the

Trading

Book, will

lead to

a further

net
increase in

RWA of

approximately USD

25bn, of which

USD 10bn is

in Non-core

and Legacy.

This estimate

is based on
static balances and on our current understanding of the relevant standards before taking into account mitigating actions and not

reflecting

the

impact of

the

output floor,

which

is phased

in over

time.

It may

change

as a

result

of new

or
updated

regulatory

interpretations,

appropriate

conservatism

in

model

calibration,

the

implementation

of

Basel

III
standards

into national

law,

changes in

business

growth,

market

conditions,

and

other

factors. The

core

business-led
reductions in RWA, coupled with the

run-down of positions in

Non-core and Legacy during 2024

and 2025, are expected
to more than offset the effects

of revised Basel III standards.
Financial Stability Board updates list of global systemically important banks

In November 2023, the Financial

Stability Board (the FSB)

published the 2023 list of

global systemically important banks
(G-SIBs). UBS has

been moved from

Bucket 1 to

Bucket 2, corresponding

to an increased

FSB common equity

tier 1 capital
surcharge

requirement

of 1.5%

from 1.0%,

effective

from 1 January

2025. Credit

Suisse has

been removed

from the
list. As UBS is subject to higher requirements

under the Swiss CAO, the change does not affect

the capital requirements
applicable to UBS.
Introduction of a public liquidity backstop in Switzerland
In September

2023, the

Swiss Federal

Council adopted

a dispatch

and draft

legislation on

the introduction

of a

public
liquidity

backstop

for

systemically

important

banks

(SIBs),

which

was

initially

implemented

as

part

of

the

emergency
ordinance

of

March

2023

(the

Emergency

Ordinance).

The

proposed

legislative

changes

aim

to

establish

the

public
liquidity backstop as part of ordinary law in order to

enable the Swiss government and the Swiss National Bank

(the SNB)
to support an SIB domiciled in Switzerland

with liquidity in the process of

resolution, in line with other financial

centers.
The

introduction

of the

public

liquidity

backstop

is intended

to

increase

the

confidence

of market

participants

in

the
ability of

SIBs to

be successfully

recapitalized

and remain

solvent in

a crisis.

Furthermore,

the draft

legislation provides
that SIBs

will pay

the Swiss Confederation

an annual

fee to

mitigate a potential

impact on competition

and to

compensate
the Swiss Confederation for its guarantee to the SNB of the

public liquidity backstop,

if required.

In addition

to the

public liquidity

backstop, the

proposed legislative

changes would

enact into

ordinary law

additional
provisions contained in

the Emergency Ordinance,

including mandated clawback

of variable compensation

in the event
that government support is provided to an SIB.

The legislative changes are expected to come into force by January 2025, at the earliest,

as in November 2023, the Swiss
Parliament suspended

discussions on

the public

liquidity backstop

until the

presentation of

the Swiss

Federal Council’s
report on SIBs.

31 December 2023 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Findings of the group of experts on banking stability
In

September

2023,

a

group

of

experts

on

banking

stability,

mandated

by

the

Swiss

Federal

Department

of

Finance,
published a

report considering

the role

of banks

and the

legal and regulatory

framework related

to the

stability of

the
Swiss financial center.

The report concluded

that Swiss capital regulation

s

are working as

intended and that

there is no
need for a major revision. However,

the report sees a need for reforms with regard to banking supervision and proposes that

the

relevant

authorities

be

granted

broader

powers.

Furthermore,

the

report

suggests

improvements

regarding
liquidity regulations, including a proposal to extend the supply of liquidity in the case of a crisis. The report also suggests that Swiss authorities should make improvements with

regard to crisis preparation

and management.

Revisions to the Swiss Liquidity Ordinance
In the

third

quarter

of 2023,

FINMA

communicated

the

liquidity

requirements

arising

from

the

revisions

to

the

Swiss
Liquidity Ordinance, with the aim of strengthening the resilience of SIBs in Switzerland. The affected legal entities of the
UBS Group are compliant with these

requirements,

which became effective on 1 January

2024.
Financial Stability Board Peer Review of Switzerland
In February 2014, the FSB published its

Peer Review of Switzerland, which examines Switzerland’s implementation of the
FSB’s too-big-to-fail

(TBTF)

reforms

for G-SIBs.

The review

states that

although Swiss

authorities have

made important
steps toward implementing an

effective TBTF regime

for G-SIBs, additional steps can

be taken to further strengthen

the
Swiss

TBTF

framework.

Recommendations

include

increasing

supervisory

resources,

strengthening

early

intervention
powers and enhancing the recovery and reso

lution regime.
Significant BCBS consultation papers
Recalibration of shocks for interest rate risk in the banking book
In December 2023,

the BCBS

issued a public

consultation on proposed

adjustments to its

standard on

interest rate

risk
in the banking book (IRRBB). The Committee proposes to make a set of adjustments to the specified interest rate shocks in

the

IRRBB

standard,

consistent

with

commitments

in

the

standard

to

periodically

update

their

calibration.

It

also
proposes

to make

targeted

adjustments to

the current

methodology

used to

calculate

the shocks.

These changes

are
needed

to address

problems

with

how

the

current

methodology

captures

interest

rate

changes during

periods

when
rates are close to zero.
Disclosure of climate-related financial risks
In November

2023, the

BCBS issued

a public

consultation

paper on

a Pillar 3

disclosure

framework for

climate-related
financial risks. This work forms

part of the BCBS’s holistic

approach to address climate-related financial risks to the global banking system.

The BCBS

is analyzing

how a

Pillar 3 disclosure framework

for climate-related financial

risks would

further
its mandate to strengthen the regulation,

supervision and practices of banks worldwide

,

with the purpose of enhancing
financial stability,

and the potential design of such a framework.
Other developments
Capital returns
In 2023, we bought back

USD 1.3bn of shares before we announced the acquisition

of the Credit Suisse Group. In 2024,
we plan

to repurchase

up to

USD 1bn of

our shares

commencing after

the completion

of the

merger of

UBS AG

and
Credit Suisse AG. Our ambition

is for share repurchases

to exceed our pre-acquisition levels by 2026.
For 2023,

the

Board

of Directors

plans

to propose

a

dividend to

UBS Group

AG shareholders

of

USD 0.70

per

share.
Subject to

approval at

the Annual

General Meeting,

scheduled for

24 April 2024,

the dividend

will be

paid on

3 May
2024 to shareholders of record on 2 May 2024. The ex-dividend date will be 30 April 2024.

Frequency and comparability of Pillar 3 disclosures

The table

below summarizes

the reporting

frequency for

each disclosure

as per

the current

FINMA requirements

applicable
to UBS.

In line with

the FINMA-specified disclosure frequency and

requirements for disclosure with

regard to comparative periods,
we provide quantitative

comparative information as

of 30 September

2023 for disclosures

required on a

quarterly basis
and as of

30 June 2023

for disclosures

required on

a semi-annual

basis. Both

these comparative

periods include

Credit
Suisse information

as a

result of

the aforementioned

acquisition date

on 12 June

2023. Where

specifically required

by
FINMA and / or the BCBS, we disclose comparative information for additional reporting dates. Comparative periods prior
to 30 June 2023 do not include information related to Credit

Suisse, unless explicitly stated.
Where required, movement commentary

is aligned with the corresponding

disclosure frequency required by FINMA

and
always

refers

to

the

latest

comparative

period.

Throughout

this

report,

signposts

are

displayed

at

the

beginning

of

a
section, table or chart –
Annual | Semi-annual | Quarterly |

– indicating whether the disclosure is provided annually, semi-annually or quarterly. A triangle symbol –
▲ ▲ ▲

– indicates the end of the signpost.
›
Refer to our 31 March 2023, 30 June 2023 and

30 September 2023 Pillar 3 Reports, available

under “Pillar 3 disclosures” at
ubs.com/investors
, for more information about previously published quarterly

movement commentary

›
Refer to our 30 June 2023 Pillar 3 Report, available

under “Pillar 3 disclosures” at
ubs.com/investors , for more information about
previously published semi-annual movement commentary

31 December 2023 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

The table

below outlines the

annual, semi-annual

and quarterly

disclosure requirements

that are

satisfied in this

report
for UBS Group

and significant

regulated

subsidiaries and

sub-groups

as applicable.

For specific

disclosures,

this report
may refer to the UBS Group Annual Report

2023.
FINMA
reference
1
Disclosure title in this report Section of this report
Page number
in this report
Annual disclosure requirements
OVA Bank risk management approach Introduction and basis for preparation 9–10
LI1 Differences between accounting and regulatory scopes of consolidation and mapping of financial statements with regulatory risk categories
Section 4 Linkage between financial statements and
regulatory exposures
17–18
LI2 Main sources of differences between regulatory exposure amounts and carrying values in financial statements (under the regulatory scope of consolidation)
Section 4 Linkage between financial statements and
regulatory exposures
19
LIA Explanations of differences between accounting and regulatory exposure amounts
Section 4 Linkage between financial statements and
regulatory exposures
16–17
PV1 Prudent valuation adjustments (PVA) Section 12 Going and gone concern requirements and eligible capital
91
GSIB1 Disclosure of G-SIB indicators Section 17 Requirements for global systemically important banks and related indicators
100
LIQA Liquidity risk management Section 15 Liquidity and funding 98
CRA Credit risk management Section 5 Credit risk 20
CRB Additional disclosure related to the credit quality of assets:
– Breakdown of exposures by industry
– Breakdown of exposures by geographical area
– Breakdown of exposures by residual maturity
– Policies for past due, non-performing and credit-impaired claims
– Credit-impaired exposures by industry
– Credit-impaired exposures by geographical area
– Past due exposures
– Breakdown of restructured exposures between credit-impaired and non-
credit-impaired
Section 5 Credit risk
22
22
23
23
23
24
24
24
CRC Credit risk mitigation Section 5 Credit risk 25
CRD Qualitative disclosures on banks’ use of external credit ratings under the standardized approach for credit risk
Section 5 Credit risk 26
CRE Qualitative disclosure related to IRB models Section 5 Credit risk 29
CR9 IRB – backtesting of probability of default (PD) per portfolio Section 5 Credit risk 41–51
CCRA Counterparty credit risk management Section 6 Counterparty credit risk 54
SECA – Introduction
– Objectives, roles and involvement
Section 8 Securitization 66
66–67
MRA
Market risk

Section 9 Market risk 74
MRB Internal models approach Section 9 Market risk 77
IRRBBA Interest rate risk in the banking book Section 11 Interest rate risk in the banking book 82
IRRBB1 Quantitative information about IRRBB Section 11 Interest rate risk in the banking book 83
IRRBBA1 Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk
Section 11 Interest rate risk in the banking book 83–84
REMA
REM1
REM2
REM3
Remuneration policy Section 16 Remuneration 100
ORA Operational risk Section 10 Operational risk 82
– VaR- and SVaR-based RWA Section 9 Market risk 78
– RniV-based RWA Section 9 Market risk 80
– IRC-based RWA Section 9 Market risk 81

31 December 2023 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

FINMA
reference
1
Disclosure title in this report Section of this report
Page number
in this report
Semi-annual disclosure requirements
CR1 Credit quality of assets Section 5 Credit risk 21
CR2 Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
Section 5 Credit risk 21
CR3 Credit risk mitigation techniques – overview Section 5 Credit risk 25–26
CR4 Standardized approach – credit risk exposure and credit risk mitigation (CRM)
effects
Section 5 Credit risk 27
CR5 Standardized approach – exposures by asset classes and risk weights Section 5 Credit risk 28
CR6 IRB – credit risk exposures by portfolio and PD range Section 5 Credit risk 29–38
CR7 Qualitative statement about the impact of credit derivatives used as CRM techniques on IRB credit risk RWA
Section 5 Credit risk 39
CR10 Specialized lending
IRB (equities under the simple risk-weight method)
Section 5 Credit risk 52
53
CCR1 Analysis of counterparty credit risk (CCR) exposure by approach Section 6 Counterparty credit risk 55
CCR2 Credit valuation adjustment (CVA) capital charge Section 6 Counterparty credit risk 55
CCR3 Qualitative statement about the materiality of counterparty credit risk exposures subject to standardized risk weights
Section 6 Counterparty credit risk 55
CCR4 IRB – CCR exposures by portfolio and PD scale Section 6 Counterparty credit risk 56–58
CCR5 Composition of collateral for CCR exposure Section 6 Counterparty credit risk 59
CCR6 Credit derivatives exposures Section 6 Counterparty credit risk 60
CCR8 Exposures to central counterparties Section 6 Counterparty credit risk 61
SEC1
SEC2
SEC3
SEC4
Securitization exposures in the banking book
Securitization exposures in the trading book
Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor
Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor
Section 8 Securitizations 68
69
70–71
72–73
MR1 Market risk under standardized approach (UBS Group AG Consolidated) Section 9 Market risk 74
MR3 IMA values for trading portfolios Section 9 Market risk 77
MR4 Comparison of VaR estimates with gains / losses Section 9 Market risk 78–79
CC1 Composition of regulatory capital Section 12 Going and gone concern requirements and eligible capital
89–90
CC2 Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
Section 12 Going and gone concern requirements and
eligible capital
87–88
CCA Main features of regulatory capital instruments and other total loss-absorbing capacity (TLAC)-eligible instruments
n/a – The CCA table is published on our website. Refer to
the document titled “Capital and total loss-absorbing
capacity instruments of UBS Group AG (consolidated),
UBS AG and Credit Suisse AG (both consolidated and
standalone) – key features” under “Bondholder
information” at ubs.com/investors , for more information.
n/a
CCyB1 Geographical distribution of credit exposures used in the countercyclical capital buffer
Section 12 Going and gone concern requirements and
eligible capital
86
TLAC1 TLAC composition for G-SIBs (at resolution group level) Section 13 Total loss-absorbing capacity 92
TLAC2 Material sub-group entity – creditor ranking at legal entity level Significant regulated subsidiaries and sub-groups:
Section 6 UBS Americas Holding LLC consolidated
Section 11 Credit Suisse International standalone
Section 12 Credit Suisse Holdings (USA), Inc.

consolidated
118
136
139
TLAC3
Creditor ranking at legal entity level for the resolution entity,

UBS Group AG
Section 13 Total loss-absorbing capacity 93
LIQ2 Net Stable Funding Ratio (NSFR) Section 15 Liquidity and funding 99

31 December 2023 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

FINMA
reference
1
Disclosure title in this report Section of this report
Page number
in this report
Quarterly disclosure requirements
KM1 Key metrics UBS Group:
Section 2 Key metrics
Significant regulated subsidiaries and sub-groups:
Section 2 UBS AG consolidated
Section 3 UBS AG standalone
Section 4 UBS Switzerland AG standalone
Section 5 UBS Europe SE consolidated
Section 6 UBS Americas Holding LLC consolidated
Section 7 Credit Suisse AG consolidated
Section 8 Credit Suisse AG standalone
Section 9 Credit Suisse (Schweiz) AG consolidated
Section 10 Credit Suisse (Schweiz) AG standalone
Section 11 Credit Suisse International standalone
Section 12 Credit Suisse Holdings (USA), Inc. consolidated
14
103
107
110
116
117
120
124
128
132
135
138
KM2 Key metrics – TLAC requirements (at resolution group level) Section 2 Key metrics 14
OV1 Overview of RWA Section 3 Overview of risk-weighted assets 15–16
CR8 RWA flow statements of credit risk exposures under IRB Section 5 Credit risk 39–40
CCR7 RWA flow statements of CCR exposures under IMM and VaR Section 6 Counterparty credit risk 60
MR2 RWA flow statements of market risk exposures under an internal models approach
Section 9 Market risk 75–76
LR1 BCBS Basel III leverage ratio summary comparison Section 14 Leverage ratio 95
LR2 BCBS Basel III leverage ratio common disclosure Section 14 Leverage ratio 95
LIQ1 Liquidity coverage ratio Section 15 Liquidity and funding 97
– High-quality liquid assets Section 15 Liquidity and funding 96
– Swiss SRB going and gone concern requirements and information UBS Group:
Section 12 Going and gone concern requirements and
eligible capital
Significant regulated subsidiaries and sub-groups:
Section 2 UBS AG consolidated
Section 3 UBS AG standalone
Section 4 UBS Switzerland AG standalone
Section 7 Credit Suisse AG consolidated
Section 8 Credit Suisse AG standalone
Section 9 Credit Suisse (Schweiz) AG consolidated
Section 10 Credit Suisse (Schweiz) AG standalone
85
104–105
108–109
111–112
121–122
125–126
129–130
133–134
– Reconciliation of total assets under IFRS Accounting Standards to BCBS
Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
Section 14 Leverage ratio 94
1

Disclosure requirement per FINMA Circular 2016/1 “Disclosure – banks”.

31 December 2023 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Format of Pillar 3 disclosures

As defined by FINMA, certain Pillar 3 disclosures follow a fixed format, whereas other disclosures are flexible and may be modified to

a

certain

degree

to present

the

most

relevant

information.

Pillar 3

requirements

are

presented

under

the
relevant FINMA

table /

template reference

(e.g., OVA,

OV1, LI1,

etc.). Pillar 3

disclosures may

also include

row labeling
(1, 2, 3, etc.) as prescribed by FINMA. Naming conventions used in our Pillar

3 disclosures are based on FINMA guidance
and may not reflect UBS naming conventions.

The FINMA-defined asset classes used within this Pillar 3

Report are as follows:
–
Central governments

and central

banks, consisting

of exposures

relating to

governments at

the

level of

the

nation
state and their central banks. The European Union is also treated as a central government.
–
Banks

and

securities

dealers,

consisting

of

exposures

to

legal

entities

holding

banking

licenses

and

securities

firms
subject

to

adequate

supervisory

and

regulatory

arrangements,

including

risk-based

capital

requirements.

Securities
firms can only be assigned to this asset class if they are subject to a supervision equivalent to that of banks.
–
Public-sector entities

and multi-lateral

development banks,

consisting of

exposures to

institutions established

on the
basis of public

law in different

forms, such as

administrative entities

or public companies

and regional

governments,
the Bank for International Settlements, the International Monetary Fund, and eligible multi-lateral development banks recognized by FINMA.
–
Corporates: specialized

lending, consisting

of exposures

relating to

income-producing

real estate

and high-volatility
commercial real estate, commodities finance, project finance,

and object finance.
–
Corporates: other

lending, consisting

of all

exposures to

corporates that

are not

specialized lending.

This asset

class
includes private

commercial entities,

such as

corporations, partnerships

or proprietorships,

insurance companies

and
funds (including managed funds).
–
Retail: residential mortgages, consisting of residential mortgages, regardless of exposure size, if the owner occupies or
rents out the mortgaged property.
–
Retail: qualifying

revolving retail

exposures, consisting

of

unsecured and

revolving credits

to individuals

that

exhibit
appropriate loss characteristics relating to credit card relationships at UBS.
–
Retail:

other,

consisting

primarily

of

Lombard

lending

that

represents

loans

made

against

the

pledge

of

eligible
marketable

securities

or

cash,

as

well

as

exposures

to

small

businesses,

private

clients

and

other

retail

customers
without mortgage financing.
–
Equity, consisting of instruments that

have no stated or predetermined

maturity and represent a residual interest

in the
net assets of an entity.
–
Other assets, consisting of the remainder of

exposures that UBS is exposed to,

mainly non-counterparty-related assets.
Governance over Pillar 3 disclosures

The Board

of Directors

(the BoD) and

senior management

are responsible

for establishing

and maintaining

an effective
internal control structure over the disclosure of financial information, including Pillar 3 disclosures.

In line with BCBS and
FINMA requirements, we have a BoD-approved Pillar 3 disclosure governance policy in place, which includes information about

the

key

internal

controls

and

procedures

designed

to

govern

the

preparation,

review

and

sign-off

of

Pillar 3
disclosures. UBS’s Pillar

3 framework has

been amended to

take account of

the Group structure

post the acquisition

of
the Credit Suisse

Group and will

continue to be

refined as the

integration progresses.

This Pillar 3 Report has

been verified
and approved in line with UBS’s Pillar 3 framework.
Risk management framework
Our Group-wide

risk management

framework is

applied across

all risk

types. The

table below

presents an

overview of
risk management disclosures

that are provided

separately in the

UBS Group Annual

Report 2023, available

under “Annual
reporting” at
ubs.com/investors.

31 December 2023 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Annual |

OVA: Bank risk management approach
Pillar 3 disclosure requirement
UBS Group Annual Report 2023 section Disclosure
UBS Group Annual Report 2023

page number
Business model and risk profile Our strategy, business model and environment
–
Market environment, Industry trends
–
Risk factors
32–35
61–73
Risk, capital, liquidity and funding, and
balance sheet
– Overview of risks arising from our business
activities
– Risk categories
– Top and emerging risks
– Risk management and control principles
– Risk appetite framework
– Risk measurement
– Credit risk
–

Main sources of credit risk,
Overview of measurement, monitoring and
management techniques, Credit risk profile of
the Group
– Market risk
–

Main sources of market risk,
Overview of measurement, monitoring and
management techniques
– Interest rate risk in the banking book
– Other market risk exposures
– Country risk framework, Country risk exposure
– Non-financial risk framework
98
99–100
100–101
104
103–106
107–109
110–111
126
131–133
133–134
135–137
154–155
Risk governance Risk, capital, liquidity and funding, and
balance sheet
– Risk categories
– Risk governance
– Interest rate risk in the banking book
–

Risk
management and governance
– Capital management
–

Capital management
objectives, Capital planning and activities
–
Liquidity and funding management
–

Strategy,
objectives and governance
99–100
101–103
131
159
170
Communication and enforcement
of risk culture within the bank
Risk, capital, liquidity and funding, and
balance sheet
–
Risk governance
–
Risk appetite framework
–
Internal risk reporting
–
Non-financial risk framework
101–103
103–106
106
154–155
Scope and main features of risk
measurement systems
Risk, capital, liquidity and funding, and
balance sheet
–
Risk measurement
–
Credit risk
–

Overview of measurement,
monitoring and management techniques
–
Market risk
–

Overview of measurement,
monitoring and management techniques
–
Country risk exposure measure
–
Advanced measurement approach model
107–109
111
126
135
157
Risk information reporting Risk, capital, liquidity and funding, and balance sheet
–
Risk governance
–
Risk management and control principles
–
Internal risk reporting
101–103
104
106
Stress testing Risk, capital, liquidity and funding, and
balance sheet
– Risk appetite framework
– Stress testing
– Credit risk models
–

Stress loss
– Market risk stress loss
– Interest rate risk in the banking book
– Other market risk exposures
– Liquidity and funding management
–

Liquidity
and funding stress testing
103–106
107–108
122
126–127
131–133
133–134
170–171

31 December 2023 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

OVA: Bank risk management approach (continued)
Pillar 3 disclosure requirement UBS Group Annual Report 2023 section Disclosure
UBS Group Annual Report

2023 page number
Strategies and processes applied to
manage, hedge and mitigate risks
Risk, capital, liquidity and funding, and
balance sheet
– Credit risk
–

Overview of measurement,
monitoring and management techniques
– Credit risk mitigation
– Market risk
–

Overview of measurement,
monitoring and management techniques
– Value-at-risk
– Interest rate risk in the banking book
– Other market risk exposures
– Country risk exposure
– Non-financial risk framework
– Liquidity and funding management
– Currency management
– Risk management and control principles
111
118–119
126
127–131
131–133
133–134
135–137
154–155
170–173
180
104

Consolidated financial statements – Note 11 Derivative instruments
– Note 21h Maximum exposure to credit risk for
financial instruments measured at fair value
– Note 22 Offsetting financial assets and
financial liabilities
334–336
378
380–381
▲
Our approach to measuring risk exposure and risk-weighted

assets
Depending

on

the

intended

purpose,

the

measurement

of risk

exposure

that

we

apply

may

differ.

Exposures

may

be
measured

for

financial

accounting

purposes

under

IFRS

Accounting

Standards

for

deriving

our

regulatory

capital
requirement

or

for

internal

risk

management

and

control

purposes.

Our

Pillar 3

disclosures

are

generally

based

on
measures of risk exposure used to derive

the regulatory capital required under Pillar 1. Our RWA are calculated according to the BCBS

Basel III framework,

as implemented by

the Swiss Capital

Adequacy Ordinance

issued by the

Swiss Federal
Council and by the associated circulars issued by FINMA.
The table below provides a summary

of the approaches we use

for the main risk categories

to determine the regulatory
risk exposure and RWA.

Category Definition of risk Regulatory risk exposure Risk-weighted assets
I. Credit risk
Credit risk Credit risk is the risk of a loss resulting from the failure of a counterparty to meet its
contractual obligations toward UBS arising
from transactions such as loans, debt
securities held in our banking book and
undrawn credit facilities.

Refer to section 5, Credit risk.
Exposure at default (EAD) is the amount we
expect a counterparty to owe us at the time of
a possible default. For banking products, the
EAD generally equals the IFRS Accounting
Standards carrying amount as of the reporting
date. The EAD is expected to remain constant
over the 12-month period. For loan
commitments, a credit conversion factor is
applied to model expected future drawdowns
over the 12-month period.
We apply two approaches to measure credit risk
RWA.
– Advanced internal ratings-based (A-IRB)
approach , applied for the majority of our
businesses. Counterparty risk weights are
determined by reference to internal probability of
default and LGD estimates.

– Standardized approach (SA) , generally based on
external ratings for a sub-set of our credit portfolio
where internal measures are not available.
Non-counterparty-
related risk
Non-counterparty-related risk (NCPA) denotes
the risk of a loss arising from changes in value
or from liquidation of assets not linked to any
counterparty, e.g., premises, equipment and
software, and deferred tax assets on
temporary differences.

Refer to section 3, Overview of risk-weighted
assets.
The IFRS Accounting Standards carrying
amount is the basis for measuring NCPA
exposure.
We measure NCPA RWA by applying prescribed
regulatory risk weights to the NCPA exposure.
Equity positions in
the banking book
Risk from equity positions in the banking book
refers to the investment risk arising from
equity positions and other relevant
investments or instruments held in our
banking book.

Refer to section 5, Credit risk.
The IFRS Accounting Standards carrying
amount is the basis for measuring risk
exposure for equity securities held in our
banking book but reflecting a net position.
We measure the RWA from equity positions in the
banking book by applying prescribed regulatory risk
weights to our listed and unlisted equity exposures.

31 December 2023 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Category Definition of risk Regulatory risk exposure Risk-weighted assets
II. Counterparty credit risk
Counterparty credit
risk (CCR)
CCR is the risk that a counterparty for over-
the-counter (OTC) derivatives, exchange-
traded derivatives (ETDs) or securities
financing transactions (SFTs) will default
before the final settlement of a transaction
and cause a loss to the firm if the transaction
has a positive economic value at the time of
default.
Refer to section 6, Counterparty credit risk.
We primarily use internal models to measure
CCR exposures to third parties. All internal
models are approved by FINMA.

– For OTC derivatives and ETDs , we apply the
effective expected positive exposure (EEPE)
and stressed expected positive exposure
(SEPE) as defined in the Basel III framework.
– For SFTs , we apply the close-out period
approach.
In certain instances where risk models are not
available:
– Exposure on OTC derivatives and ETDs

is
calculated considering the net positive
replacement values and potential future
exposure.
– Exposure for SFTs

is based on the

IFRS
Accounting Standards carrying amount, net

of
collateral mitigation.
We apply two approaches to measure CCR RWA.
– Advanced internal ratings-based (A-IRB)
approach , applied for the majority of our
businesses. Counterparty risk weights are
determined by reference to internal counterparty
ratings and LGD estimates.

– Standardized approach (SA), generally based on
external ratings for a sub-set of our credit
portfolio, where internal measures are not
available.
We apply an additional credit valuation adjustment
(CVA) capital charge to hold capital against the risk
of mark-to-market losses associated with the
deterioration of counterparty credit quality.
Settlement risk Settlement risk is the risk of loss resulting from transactions that involve exchange of value
(e.g., security versus cash) where we must
deliver without first being able to determine
with certainty that we will receive the
countervalue.
Refer to section 3, Overview of risk-weighted
assets.
The IFRS Accounting Standards carrying
amount is the basis for measuring settlement
risk exposure.
We measure settlement risk RWA through the
application of prescribed regulatory risk weights to
the settlement risk exposure.
III. Securitization exposures in the banking book
Securitization
exposures in the
banking book
Exposures arising from traditional and
synthetic securitizations held in our banking
book.

Refer to section 8, Securitizations.
The IFRS Accounting Standards carrying
amount after eligible regulatory credit risk
mitigation and credit conversion factor is the
basis for measuring securitization exposure.
For synthetic securitization transactions, the
exposure is equal to the fair value of the net
long or short securitization position.
Consistent with the BCBS, we apply the FINMA-
defined hierarchy of approaches for banking book
securitizations to measure RWA.

– Internal ratings-based approach (SEC-IRBA) ,
considering the advanced IRB risk weights, if the
securitized pool largely consists of IRB positions
and internal ratings are available.
– External ratings-based approach (SEC-ERBA) , if
the IRB approach cannot be applied, risk weights
are applied based on external ratings, provided
that we are able to demonstrate our expertise in
critically reviewing and challenging the external
ratings.

– Standardized approach (SEC-SA) or 1,250% risk
weight factor,

if none of the aforementioned
approaches can be applied, we would apply the
standardized approach where the delinquency
status of a significant portion of the underlying
exposure can be determined or a risk weight of
1,250%.
For re-securitization exposures we apply either the
standardized approach or a risk weight factor of
1,250%.

31 December 2023 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Category Definition of risk Regulatory risk exposure Risk-weighted assets
IV.

Market risk
Value-at-risk (VaR) VaR is a statistical measure of market risk, representing the market risk losses that could
potentially be realized over a set time horizon
(holding period) at an established level of
confidence. For regulatory VaR, the holding
period is 10 days and the confidence level is
99%. For our risk management measure,
Management VaR,

we apply a holding period
of 1 day and a confidence level of 95%.

For further differences between regulatory and
Management VaR, refer to the “Risk
management and control”

section of the UBS
Group Annual Report 2023, available under
“Annual reporting” at ubs.com/investors .
Refer to section 9, Market risk.
The VaR component of market risk RWA is calculated
by taking the maximum of the period-end VaR and
the product of the average VaR for the 60 trading
days immediately preceding the period end and a
VaR multiplier. The

quantity is then multiplied by a
risk weight factor of 1,250% to determine RWA. The
VaR multiplier is dependent on the number of VaR
backtesting exceptions within the most recent 250-
trading-day window.

Stressed VaR (SVaR) SVaR is a 10-day 99% VaR measure estimated with model parameters that are calibrated to
historical data covering a one-year period of
significant financial stress relevant to the
firm’s current portfolio.
Refer to section 9, Market risk.
The derivation of SVaR RWA is similar to the one
explained above for VaR. Unlike VaR, SVaR is
computed weekly, and as a result the average SVaR
is computed over the most recent 12 observations.

Add-on for risks not
in VaR (RniV)
Potential risks that are not fully captured by
our VaR model are referred to as RniV.

We
have a framework to identify and quantify
these potential risks and underpin them with
capital.

Refer to section 9, Market risk.
Our RniV framework is used to derive the RniV-based
component of the market risk RWA, which is
approved by FINMA. Since the second quarter of
2018, RniV and RWA resulting from RniV are
recalibrated on a monthly basis.

As the RWA from RniV are add-ons, they do not
reflect any diversification benefits across risks
capitalized through VaR and SVaR.
Incremental

risk
charge (the IRC)
The IRC represents an estimate of the default
and rating migration risk of all trading book
positions with issuer risk, except for equity
products and securitization exposures,
measured over a one-year time horizon at a
99.9% confidence level.

Refer to section 9, Market risk.
The IRC is calculated weekly, and the results are used
to derive the IRC-based component of the market risk
RWA. The derivation is similar to that for VaR-

and
SVaR-based RWA, but without a VaR multiplier.
Securitization /
re-securitization in
the trading book
Risk arising from traditional and synthetic
securitizations held in our trading book.

Refer to section 8, Securitizations and

section 9, Market risk.
The exposure is equal to the fair value of the
net long or short securitization position.
We measure trading book securitization RWA using
the Ratings-based approach , i.e., applying risk
weights based on external ratings.

V.

Operational risk
Operational

risk
Operational risk is the risk of loss resulting
from inadequate or failed internal processes,
people or systems,

or from external causes
(deliberate, accidental or natural), including
cybersecurity and information security risk.
Operational risk includes, among others, legal
risk, conduct risk and compliance risk.

Refer to section 10, Operational risk.
We use the advanced measurement approach to
measure operational risk RWA in accordance with
FINMA requirements.

31 December 2023 Pillar 3 Report |
UBS Group | Key metrics

Key metrics
Key metrics of the fourth quarter of 2023
Quarterly |
The KM1 and KM2

tables below are based

on Basel Committee

on Banking Supervision

Basel III rules. The

KM2
table includes a

reference to the

total loss-absorbing capacity

(TLAC) term sheet,

published by the

Financial Stability Board
(the

FSB).

The

FSB

provides

this

term

sheet

at
fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-
sheet
.
Our

capital

ratios

increased,

reflecting

an

increase

in

our

common

equity

tier 1

(CET1)

capital

and

an

increase

in

our
additional tier 1 (AT1) capital.

Our leverage ratio decreased, reflecting an increase in the leverage ratio denominator (the
LRD), partly offset by the increase in our tier 1 capital.
Our CET1 capital increased by USD 1.1bn to USD 78.5bn, mainly as the operating loss before tax of USD 0.8bn,

dividend
accruals of

USD 0.8bn, amortization

of transitional

CET1 purchase

price allocation

(PPA) adjustments

(interest rate

and
own credit) of USD 0.3bn

(net of tax)

and compensation-

and own share-related

components of USD 0.2bn

were more
than offset

by positive

effects from

foreign currency

translation of

USD 1.6bn and

an increase

of USD 1.5bn

in eligible
deferred tax assets on temporary differences.
As part

of the

acquisition of

the Credit

Suisse Group,

the assets

acquired and

liabilities assumed,

including contingent
liabilities, were recognized at fair value as of the acquisition date in accordance with IFRS 3,
Business Combinations
. The
PPA

fair

value

adjustments

required

under

IFRS 3

are

recognized

as

part

of

negative

goodwill

and

include

effects

on
financial instruments measured at amortized cost,

such as fair value impacts from interest rates

and own credit, that are
expected

to

accrete

back to

par

through the

income

statement

as the

instruments

are

held to

maturity.

Similar

own-
credit-related effects

have also

been recognized

as part

of the

PPA adjustments

on financial

liabilities measured

at fair
value. As

agreed with

the Swiss

Financial Market

Supervisory Authority

(FINMA), a

transitional CET1

capital treatment
has

been

applied

for

certain

of

these

fair

value

adjustments,

given

the

substantially

temporary

nature

of

the

IFRS-3-
accounting-driven effects.

As such,

equity reductions

under IFRS

Accounting Standards

of USD 5.9bn

(before tax)

and
USD 5.0bn (net of

tax) as of

the acquisition date

have been neutralized

for CET1 capital

calculation purposes, of

which
USD 1.0bn (net of tax) relates to own-credit-related fair value adjustments.

The transitional treatment is subject to linear
amortization and will reduce to nil by 30 June 2027. In the fourth quarter of 2023, the amortization of transitional CET1
PPA adjustments (interest rate and own credit) was

USD 0.3bn (net of tax).
Our tier 1 capital increased by USD 2.0bn to USD 92.4bn,

reflecting the aforementioned increase in CET1 capital and an increase

in

AT1

capital

of

USD 0.9bn.

The

AT1

capital

increase

was

mainly

driven

by

two

issuances

of

AT1

capital
instruments

of

USD 3.5bn

and

positive

impacts

from

interest

rate

risk

hedge,

foreign

currency

translation

and

other
effects. These increases were partly

offset by USD 3.0bn equivalent of AT1

capital instruments that ceased

to be eligible
as going concern capital when we issued notice of redemption of the instruments in the fourth quarter of 2023.
The TLAC available

as of 31 December

2023 included

CET1 capital, AT1

capital and

non-regulatory capital

elements of
TLAC. Under the

Swiss systemically relevant

bank framework, including

transitional arrangements,

TLAC excludes 45%
of

the

gross

unrealized

gains

on

debt

instruments

measured

at

fair

value

through

other

comprehensive

income

for
accounting

purposes,

which

for

regulatory

capital

purposes

are

measured

at

the

lower

of

cost

or

market

value.

This
amount was negligible as of 31 December 2023 but is included as available TLAC in the KM2 table in this section.
Our

available

TLAC

increased

by

USD 5.8bn

to

USD 199.5bn,

driven

by

a

USD 3.8bn

increase

in

TLAC-eligible

senior
unsecured debt

and the

aforementioned

increase in

tier 1 capital.

The increase

in TLAC-eligible

senior unsecured

debt
was mainly due

to positive impacts

from interest rate

risk hedge, foreign

currency translation

and other effects,

as well
as the issuance

of an aggregate

of USD 0.3bn equivalent

of TLAC-eligible

senior unsecured

debt. These increases

were
partly offset by the redemption of USD 2.2bn equivalent

of TLAC-eligible senior unsecured debt.

During the

fourth

quarter

of 2023,

RWA were

unchanged

at USD 546.5bn,

primarily

as increases

of USD

3.5bn

from
amounts below

thresholds for

deduction (250%

risk weight)

and USD 2.1bn

from counterparty

credit risk

(CCR) RWA
were partly offset by decreases

of USD 2.7bn from market

risk RWA, USD 1.6bn from equity

positions under the simple
risk-weight approach and USD 0.2bn from credit risk RWA. The remaining variance was spread across other risk

types.
The

leverage

ratio

denominator

(the

LRD)

increased

by

USD 79.6bn

to

USD 1,695.4bn,

driven

by

currency

effects

of
USD 68.4bn and asset size and other movements of USD

11.1bn.

31 December 2023 Pillar 3 Report |
UBS Group | Key metrics

The quarterly average liquidity

coverage ratio (the LCR) of

the UBS Group increased 19.1

percentage points to 215.7%,
remaining above the prudential requirement communicated

by FINMA. The movement in the average LCR was primarily
driven

by

an

increase

in

high-quality

liquid

assets

(HQLA)

of

USD 48.1bn

to

USD 415.6bn,

mostly

driven

by

higher
customer deposits and proceeds

received from debt issuances

and negative net new

loans. The effect of

the increase in
average HQLA

was partly

offset by

a USD 5.5bn

increase in

average net

cash outflows,

to USD 192.8bn.

That increase
was due to lower

net inflows from

securities financing transactions

and lower inflows

from lending assets,

partly offset
by lower outflows from debt issued.
As of

31 December 2023,

the net

stable funding

ratio of

the UBS

Group increased

3.9 percentage

points to

124.7%,
remaining above the

prudential requirement communicated by

FINMA. Available stable funding

increased by USD 53.7bn
to

USD 926.4bn,

reflecting

higher

customer

deposits,

debt

securities

issued

and

regulatory

capital.

Required

stable
funding increased by USD 20.2bn to USD 743.2bn, predominantly reflecting higher trading and lending assets.
KM1: Key metrics
USD m, except where indicated
31.12.23
1
30.9.23
1
30.6.23
1
31.3.23 31.12.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
2
78,485 77,409 79,080 44,590 45,457
2 Tier 1
2
92,377 90,369 92,110 57,694 58,321
3 Total capital
2
92,378 90,369 92,110 58,182 58,806
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA) 546,505 546,491 556,603 321,660 319,585
4a Minimum capital requirement
3
43,720 43,719 44,528 25,733 25,567
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
2
14.36 14.16 14.21 13.86 14.22
6 Tier 1 ratio (%)
2
16.90 16.54 16.55 17.94 18.25
7 Total capital ratio (%)
2
16.90 16.54 16.55 18.09 18.40
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%) 2.50 2.50 2.50 2.50 2.50
9 Countercyclical buffer requirement (%) 0.14 0.15 0.11 0.09 0.07
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)
0.33 0.31 0.30 0.27 0.27
10 Bank G-SIB and / or D-SIB additional requirements (%) 1.00 1.00 1.00 1.00 1.00
11 Total of bank CET1 specific buffer requirements (%)
4
3.64 3.65 3.61 3.59 3.57
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5
8.90 8.54 8.55 9.36 9.72
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure 1,695,403 1,615,817 1,677,877 1,014,446 1,028,461
14 Basel III leverage ratio (%)
2
5.45 5.59 5.49 5.69 5.67
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

415,594 367,518 257,107 230,208 238,585
16 Total net cash outflow 192,760 187,256 144,973 142,160 145,972
16a of which: cash outflows 342,096 344,862 275,298 264,653 262,123
16b of which: cash inflows 149,336 157,606 130,325 122,493 116,151
17 LCR (%)
215.66 196.53 175.24 161.93 163.72
Net stable funding ratio (NSFR)
18 Total available stable funding 926,424

872,742

873,061

556,270

561,431
19 Total required stable funding 743,159

722,927

742,130

472,662

468,496
20 NSFR (%) 124.66

120.72

117.64

117.69

119.84
1 Information as of 31 December 2023, 30 September

2023 and 30 June 2023 has been revised. Refer

to “Note 2 Accounting for the acquisition of the

Credit Suisse Group” in the “Consolidated financial statements”
section of the UBS Group

Annual Report 2023, available

under “Annual

reporting” at ubs.com/investors,

for more information.

2 As of 1 July

2022, capital amounts exclude the

transitional relief of recognizing
ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

4 Excludes non-BCBS capital buffer requirements

for risk-weighted positions that are directly or

indirectly backed by residential properties

in Switzerland.

5 Represents the CET1 ratio that

is
available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS tier

2 capital requirement met with CET1 capital.

6 Calculated
after the application of haircuts and inflow

and outflow rates, as

well as, where applicable,

caps on Level 2 assets and

cash inflows. Calculated based

on an average of 63 data

points in the fourth quarter

of 2023
and 63 data points in the third quarter of 2023. For the prior-quarter data points,

refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for more information.
KM2: Key metrics – TLAC requirements (at resolution group level)
1
USD m, except where indicated
31.12.23
2
30.9.23
2
30.6.23
2
31.3.23 31.12.22
1 Total loss-absorbing capacity (TLAC) available
3

199,484

193,722

194,863

110,319

105,312
2 Total RWA at the level of the resolution group

546,505

546,491

556,603

321,660

319,585
3 TLAC as a percentage of RWA (%)

36.50

35.45

35.01

34.30

32.95
4 Leverage ratio exposure measure at the level of the resolution group

1,695,403

1,615,817

1,677,877

1,014,446

1,028,461
5 TLAC as a percentage of leverage ratio exposure measure (%)

11.77

11.99

11.61

10.87

10.24
6a
Does the subordination exemption in the antepenultimate

paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6b Does the subordination exemption in the penultimate paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6c If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external
TLAC if no cap was applied (%)
N/A – Refer to our response to 6b.
1 Resolution group level is defined as

the UBS Group AG consolidated level.

2 Information as of 31 December 2023,

30 September 2023 and 30 June

2023 has been revised. Refer to “Note

2 Accounting for the
acquisition of the

Credit Suisse Group”

in the “Consolidated

financial statements” section

of the UBS

Group Annual Report

2023, available under

“Annual

reporting” at ubs.com/investors,

for more information.

3 As of 1 July 2022, our capital amounts exclude the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Overview of risk-weighted assets

Overview of risk-weighted assets
Overview of RWA and capital requirements
Quarterly |
The OV1

table below

provides an

overview of

our risk-weighted

assets (RWA)

and the

related minimum

capital
requirements by

risk type.

The table

presented is

based on

the respective

Swiss Financial

Market Supervisory

Authority
(FINMA) template and empty rows indicate current non-applicability to UBS.
During the

fourth

quarter

of 2023,

RWA were

unchanged

at USD 546.5bn,

primarily

as increases

of USD

3.5bn

from
amounts below

thresholds for

deduction (250%

risk weight)

and USD 2.1bn

from counterparty

credit risk

(CCR) RWA
were partly offset by decreases

of USD 2.7bn from market

risk RWA, USD 1.6bn from equity

positions under the simple
risk-weight approach and USD 0.2bn from credit risk RWA. The remaining variance was spread across other risk

types.
RWA from

amounts

below

thresholds for

deduction

(250%

risk

weight)

increased

by USD

3.5bn,

primarily

due

to an
increase

in

deferred

tax

assets,

mainly

related

to

the

recognition

of

previously

unrecognized

deferred

tax

assets

on
temporary

differences

in

connection

with

our

business

planning

process

and

an

election

to

capitalize

compensation-
related costs

for US

tax purposes.

RWA related

to investments

in associates

in the

banking and

financial industry

were
broadly

unchanged,

mainly

as

a

decrease

related

to

our

investment

in

SIX

Group

was

almost

entirely

offset

by

a
reclassification of investment

s

in associates

from the simple

risk-weight approach to

the line related

to items subject

to
thresholds for deduction.

CCR RWA

increased by

USD 2.1bn, mainly driven

by increases

of USD 0.9bn

related to

currency effects,

USD 0.7bn related
to model updates and

USD 0.7bn related to methodology

and policy changes,

partly offset by a

decrease of USD 0.2bn
related to asset size

and other movements. Model

updates resulted in

an increase of USD

0.7bn, primarily related

to an
update to a model for securities

financing transactions, partly offset

by the recalibration of certain multipliers

as a result
of improvements to

models. Methodology and

policy changes resulted

in an

RWA increase of

USD 0.7bn, due to

a change
in

the

treatment

of a

derivatives

portfolio

from

the

internal

model-based

approach

to

the

standardized

approach

for
counterparty credit risk.
Market

risk

RWA

decreased

by

USD 2.7bn,

primarily

driven

by

a

decrease

of

USD 2.9bn

from

asset

size

and

other
movements,

partly offset

by an

increase of

USD 0.3bn related

to ongoing

parameter updates

of the

value-at-risk (VaR)
models.

FINMA

approved

the

integration

of

time

decay

into

regulatory

VaR

and

stressed

VaR,

which

went

live

on
12 January 2024.
Equity positions

under the

simple risk-weight

approach decreased

by USD 1.6bn,

primarily due

to the

aforementioned
reclassification

of investments

in associates

to the

line related

to items

subject

to thresholds

for deduction

,

as well

as
reductions in exposures.
Credit risk RWA decreased by

USD 0.2bn, mainly driven by an

increase of USD 12.6bn related to

currency effects, partly
offset by decreases of USD 11.4bn related to asset size

and other movements and USD 1.4bn related to model

updates.
Asset size

and other

movements decreased

by USD 11.4bn,

mainly driven

by negative

net new

loans in

Global Wealth
Management

and

lower

lending

assets

in

Personal

&

Corporate

Banking.

Furthermore,

the

fourth

quarter

of

2023
included an RWA decrease on loans and loan commitments in Non-core and Legacy driven by actions to actively unwind the portfolio, in addition to

the natural roll-off and nostro accounts

in Group Items. Model updates resulted

in a decrease
of USD 1.4bn, primarily related to the recalibration of certain multipliers as a result of improvements to models.

The flow tables for

credit risk, CCR

and market

risk RWA in the

respective sections

of this report

provide further details
regarding the movements in RWA in the fourth quarter

of 2023.
›
Refer to the “Introduction and basis for preparation” section of this report for more information about the applied regulatory standards
›
Refer to the “Capital, liquidity and funding,

and balance sheet” section of the UBS Group Annual Report

2023, available under
“
Annual reporting” at ubs.com/investors
, for more information about capital management and

RWA, including details regarding
movements in RWA during 2023

31 December 2023 Pillar 3 Report |
UBS Group | Overview of risk-weighted assets

OV1: Overview of RWA
Section or
table reference
Minimum
capital
requirements
1
USD m 31.12.23 30.9.23 30.6.23 31.3.23 31.12.22 31.12.23
1 Credit risk (excluding counterparty credit risk)

279,723

279,914

286,557

165,174

162,889

5

22,378
2 of which: standardized approach (SA)

69,725

70,139

70,842

43,757

41,930
CR4

5,578
2a of which: non-counterparty-related risk

17,979

18,124

18,730

12,838

12,855
CR4

1,438
3 of which: foundation internal ratings-based (F-IRB) approach
4 of which: supervisory slotting approach

3,103

3,314

3,432
CR10

248
5 of which: advanced internal ratings-based (A-IRB) approach

206,896

206,461

212,282

121,417

120,958
CR6

16,552
6 Counterparty credit risk
2

42,862

40,807

43,123

34,702

36,630
6, CCR1, CCR8

3,429
7 of which: SA for counterparty credit risk (SA-CCR)

9,233

7,650

8,193

7,239

6,785

739
8 of which: internal model method (IMM)

17,273

19,274

20,329

15,921

16,438
CCR7

1,382
8a of which: value-at-risk (VaR)

10,996

8,748

8,472

7,402

9,421
CCR7

880
9 of which: other CCR

5,360

5,134

6,129

4,139

3,987

429
10 Credit valuation adjustment (CVA)

8,807

9,092

9,335

4,067

4,310
6, CCR2

705
11 Equity positions under the simple risk-weight approach

5,454

7,020

7,477

4,187

3,768
5, CR10

436
12 Equity investments in funds – look-through approach

2,776

2,824

2,849

717

638

222
13 Equity investments in funds – mandate-based approach

823

884

936

1,095

1,250

66
14 Equity investments in funds – fallback approach

662

844

847

266

236

53
15 Settlement risk

523

945

743

331

408

42
16 Securitization exposures in banking book

12,831

12,968

13,702

313

271

8

1,026
17 of which: securitization internal ratings-based approach (SEC-IRBA)

7,000

7,396

7,609

8

560
18
of which: securitization external ratings-based approach (SEC-ERBA),

including
internal assessment approach (IAA)

924

851

887

28

28

8

74
19 of which: securitization standardized approach (SEC-SA)

4,907

4,721

5,206

285

243

8

393
20 Market Risk

21,398

24,050

23,637

15,102

13,478
8,9

1,712
21 of which: standardized approach (SA)

509

963

1,092

371

463
MR1

41
22 of which: internal models approach (IMA)

20,889

23,087

22,545

14,730

13,015
MR2

1,671
23 Capital charge for switch between trading book and banking book
3
24 Operational risk

145,426

145,426

145,426

81,379

81,379

11,634
25 Amounts below thresholds for deduction (250% risk weight)
4

25,219

21,716

21,973

14,326

14,328

2,018
25a

of which: deferred tax assets

16,392

12,589

12,419

11,349

11,381

1,311
26 Floor adjustment
27 Total

546,505

546,491

556,603

321,660

319,585

43,720
1 Calculated based

on 8% of

RWA.

2 Excludes settlement

risk, which is

separately reported

in line 15

“Settlement risk.”

Includes RWA

with central

counterparties. The

split between the

sub-components of
counterparty credit risk refers to the calculation of the exposure measure.

3 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book).

4 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk-weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences.

▲
Linkage between financial statements and regulatory
exposures
Annual |
This section

provides information

about the

differences

between our

regulatory exposures

and carrying

amounts
presented

in

our

financial

statements

prepared

in

accordance

with

IFRS

Accounting

Standards.

Assets

and

liabilities
presented in

our IFRS

Accounting Standards

financial statements

may be

subject to

more than

one risk

framework, as
explained further below.

LIA: Explanation of the differences between the IFRS

Accounting Standards and regulatory scopes

of
consolidation
The

scope

of

consolidation

for

the

purpose

of

calculating

Group

regulatory

capital

is

generally

the

same

as

the
consolidation scope

under IFRS

Accounting Standards

and includes

subsidiaries that

are directly

or indirectly

controlled
by

UBS Group AG

and

are

active

in

banking

and

finance.

However,

subsidiaries

consolidated

under

IFRS

Accounting
Standards

whose

business

is

outside

the

banking

and

finance

sector

are

excluded

from

the

regulatory

scope

of
consolidation.

Subject

to

the

regulatory

auditor’s

consent,

a

subsidiary

fully

consolidated

under

IFRS

Accounting
Standards

may

be

proportionately

consolidated

under

the

regulatory

scope

of

consolidation

on

an

exceptional

basis
provided

that

(i) the

bank’s

obligation

to

support

the

company

subject

to

consolidation

is

limited

to

the

bank’s

own
holding

quota

and

(ii) the

remaining

shareholders

or

partners

are

required

to

provide

support

in

proportion

to

their
holding

quota

and

are

legally

and

financially

able

to

fulfill

their

obligations.

The

key

difference

between

the

IFRS
Accounting

Standards

and

regulatory

scopes

of

consolidation

as

of

31 December

2023

relates

to

investments

in
insurance,

real

estate

and

commercial

companies,

as

well

as

investment

vehicles,

that

are

consolidated

under

IFRS
Accounting

Standards

but

are

either

proportionately

consolidated

or not

consolidated

for

regulatory

capital

purposes
where they are subject to risk-weighting.

31 December 2023 Pillar 3 Report |
UBS Group | Linkage between financial statements

and regulatory exposures

17
As of 31 December 2023, UBS

Asset Management Life Ltd

(total assets on a standalone

basis as of 31 December

2023:
USD 15,959m; total equity

on a standalone

basis as of

31 December 2023:

USD 29m) represented

the most significant
entity

that

was

included

in

the

IFRS

Accounting

Standards

scope

of

consolidation

but

not

in

the

regulatory

scope

of
consolidation. This

life insurance

entity accounts

for most

of the

difference between

the “Balance

sheet in accordance
with IFRS Accounting Standards scope of consolidation”

and the “Balance sheet in accordance with

regulatory scope of
consolidation” columns

in the

CC2 table.

The difference

is mainly

related to

financial assets

at fair

value not

held for
trading and other financial liabilities designated

at fair value. As of

31 December 2023, entities consolidated under either
IFRS Accounting Standards or the regulatory scope of consolidation did not report any significant capital deficiencies.
In

the

banking

book,

certain

equity

investments

are

not

consolidated

under

either

the

IFRS

Accounting

Standards

or
under the regulatory scope. As of 31 December 2023, these investments mainly consisted of infrastructure holdings and joint operations (e.g.,

settlement and clearing

institutions, and

stock and financial

futures exchanges) and

included our
participation in SIX Group. These investments are risk-weighted based on applicable threshold rules.
More information about

the legal

structure of UBS

Group and the

IFRS Accounting

Standards scope

of consolidation

is
provided in the “Our evolution” section

and in “Note 1 Summary of

material accounting policies”

in the “Consolidated
financial statements”

section,

respectively, of

the UBS

Group Annual

Report 2023,

available under

“Annual reporting”
at
ubs.com/investors
.
▲
Fair value measurement
Annual |
The table below refers

to additional information

about fair value

measurement that is

provided in the

UBS Group
Annual Report 2023, available under “Annual reporting” at
ubs.com/investors
.
LIA: Explanations of differences between accounting

and regulatory exposure amounts
Pillar 3 disclosure requirement UBS Group Annual Report 2023 section Disclosure
UBS Group Annual
Report 2023 page
number
Valuation methodologies applied,
including mark-to-market and
mark-to-model methodologies in
use
Consolidated financial statements – Note 21a Valuation principles
– Note 21c Fair value hierarchy
– Note 21e Level 3 instruments: valuation techniques and
inputs
366
367–371
373–376
Description of the independent
price verification process
Consolidated financial statements
–
Note 21b Valuation governance 366
Procedures for valuation
adjustments or reserves for valuing
trading positions by type of
instrument
Consolidated financial statements
–
Note 21d Valuation adjustments and other items 372–373
▲
Annual |
The LI1 table below provides a breakdown of the IFRS Accounting Standards balance sheet into the risk types used to

calculate

our

regulatory

capital

requirements.

Cash

collateral

receivables

and

payables

on

derivative

instruments,
derivative financial instruments

and financial assets

at fair value

not held for trading

are subject to capital

requirements
under both market

risk and counterparty credit

risk frameworks.

In addition, other

financial assets measured at

amortized
cost, financial

assets

measured

at fair

value through

profit or

loss and

financial

assets

measured at

fair value

through
other comprehensive income include securities that have been pledged as collateral.

These securities are also considered
in the counterparty

credit risk

framework, as

collateral pledged

is subject

to counterparty

credit risk.

Foreign exchange
risk in the

banking book

is captured

by the

market risk

framework. Banking

book positions

with foreign

exchange risk
are not included in the column regarding market risk.

31 December 2023 Pillar 3 Report |
UBS Group | Linkage between financial statements

and regulatory exposures

18
LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories
31.12.23
Carrying values
as reported in
published
financial
statements
Carrying values
under scope of
regulatory
consolidation Carrying values of items:
USD m
Subject to
credit risk
framework
1
Subject to
counterparty
credit risk
framework
2
Subject to
securitization
framework
3
Subject to
market risk
framework
Not subject to
capital
requirements
or subject to
deduction
from capital
Assets
Cash and balances at central banks

314,148

314,148

314,148
Loans and advances to banks

21,161

21,079

20,782

264
4

33
Receivables from securities financing transactions

99,039

99,006

99,006

15,842
Cash collateral receivables on derivative instruments

50,082

49,657

49,657

693
Loans and advances to customers

639,844

639,306

612,350

2,539
4

24,416
Other financial assets measured at amortized cost

65,498

64,819

60,213

10,539
6

366
Total financial assets measured at amortized cost

1,189,773

1,188,016

1,007,492

162,005

24,815

16,535
Financial assets at fair value held for trading

169,633

169,010

10,608
5

51,285
6

13,135

145,266
of which: assets pledged as collateral that may be sold or
repledged by counterparties

51,263

51,263

51,263

51,263
Derivative financial instruments

176,084

176,090

18

176,037

172,355

28
Brokerage receivables

21,037

21,037

5,168

15,869
Financial assets at fair value not held for trading
7

104,018

88,085

45,694

38,715
6, 8

99

42,428
Total financial assets measured at fair value through profit or loss

470,773

454,224

61,488

281,906

13,234

360,049

28
Financial assets measured at fair value through other
comprehensive income

2,233

2,184

2,184
Investments in associates

2,373

2,403

2,375

29
Property, equipment and software

17,849

17,764

17,764
Goodwill and intangible assets

7,515

7,448

336

7,112
Deferred tax assets

10,682

10,665
9

7,588

3,077
Other non-financial assets

16,049

16,056

9,037

5,931

1,088
Total assets

1,717,246

1,698,760

1,108,264

443,910

38,049

382,515

11,334
Liabilities
Amounts due to banks

70,962

71,033

71,033
Payables from securities financing transactions

14,394

14,394

14,394

8,319
Cash collateral payables on derivative instruments

41,582

41,345

41,345

4,393
Customer deposits

792,029

792,276

792,276
Debt issued measured at amortized cost

237,817

236,102

236,102
Other financial liabilities measured at amortized cost

20,851

20,675

20,674
Total financial liabilities measured at amortized cost

1,177,633

1,175,826

55,738

12,712

1,120,086
Financial liabilities at fair value held for trading

34,159

33,757

33,757
Derivative financial instruments

192,181

192,375

1,250

191,098

190,162

26
10
Brokerage payables designated at fair value

42,522

42,522

29,180

13,342
Debt issued designated at fair value

128,289

128,303

119,201

9,102
Other financial liabilities designated at fair value

29,484

13,492

1,199

7,718

11,613

671
Total financial liabilities measured at fair value through
profit or loss

426,635

410,449

2,449

227,995

354,732

23,140
Provisions

12,250

11,709

642

871

10,196
Other non-financial liabilities

14,089

14,110

694

13,416
Total liabilities

1,630,607

1,612,095

3,785

283,733

871

367,444

1,166,839
1 Includes non-counterparty-related

risk, equity investments

in funds subject

to a look-through

approach, a mandate-based

approach, a fallback

approach and equity

positions in the

banking book subject

to the
simple risk-weight method of USD 33,464m,

which are excluded from the credit risk

tables CR1, CR2, CR3 and CRB

in section 5 of this report, resulting

in IFRS Accounting Standards carrying values

reflected in the
credit risk section of USD 1,074,765m.

However, credit

risk tables CR4 and CR5

include non-counterparty-related risk, and

credit risk table CR10 includes

equity positions in the banking

book subject to the simple
risk-weight method.

2 Includes settlement risk, which is not included in section 5 of this report.

3 This column only consists of securitization positions in the banking book. Trading book securitizations are included in the “Subject to market risk framework” column.

4 Consists of margin loans, which are subject to counterparty credit risk.

5 Includes trading portfolio assets in the banking book and traded loans.

6 Consists
of default fund contributions

and assets pledged as

collateral (posted), which

are both subject to

counterparty credit risk.

7 Funded collar trades

without rehypothecation rights are

treated as non-credit-bearing
exposures and are

excluded from the

“Subject to credit

risk framework” column.

8 Includes securities

financing transactions

(SFTs), as well

as other exposures

subject to the

counterparty credit risk

framework.

9 Net of deferred

tax liabilities,

which are offset

against prudential filters

(e.g., goodwill

and intangibles,

as well as

cash flow

hedges) in the

regulatory capital calculation.

10 Relates

to the carrying

values of
derivative loan commitments and forward starting SFTs that are measured at fair value.

The replacement values are not representative for our capital calculations.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Linkage between financial statements

and regulatory exposures

19
Regulatory exposures
Annual |
The LI2 table below

illustrates the key

differences between regulatory

exposure amounts and

accounting carrying
amounts under

the regulatory

scope of

consolidation.

In addition

to the

accounting

carrying

amounts,

the regulatory
exposure amounts

include:
–
off-balance sheet amounts not related to derivatives and

securities financing transactions (row 4);
–
potential future exposure for derivatives, offset by eligible financial collateral deductions (row 6);
–
effects from the model calculation of effective expected

positive exposure applied to derivatives (row 6);
–
any collateral mitigation through the

application of the close-out period

approach or the comprehensive measurement
approach (row 7); and

– effects of collateral mitigation in the banking book (row 8).
The regulatory exposure amount excludes prudential filters (row 5),

consisting of items subject to deduction from capital,
which are not risk weighted.

LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements
(under the regulatory scope of consolidation)
31.12.23 Total Items subject to:
USD m
Credit risk
framework
Counterparty
credit risk
framework
1
Securitization
framework
Market risk
framework
1
1
Asset carrying value amount under scope of regulatory consolidation

(as per template LI1)

1,698,760

1,108,228

443,945

38,049

382,550
2 Liabilities carrying value amount under scope of regulatory consolidation

445,256

3,785

283,734

871

367,443
3 Total net amount under regulatory scope of consolidation

1,253,504

1,104,443

160,211

37,178

15,106
4 Off-balance sheet amounts (post-CCF; e.g., guarantees, commitments)

175,692

153,348

22,344
5 Differences due to prudential filters

(11,336)
6
Derivatives: PFE and collateral mitigation (including off-balance sheet exposures)

155,506

155,506
7 SFTs: Collateral mitigation (including off-balance sheet exposures)

(96,212)

(96,212)
8 Other differences including collateral mitigation in the banking book

64,980
2

8,138

(47)

(2,844)
9 Exposure amounts considered for regulatory purposes

1,542,135

1,266,030

219,425
3

56,678
4
1 The “Counterparty credit risk framework”

column and the “Market risk framework”

column take into account the impact of

collateral pledges received in SFTs.

2 Mainly includes exposures subject to more than
one risk framework in

LI1, purchase price allocation

adjustments related to acquisition of

the Credit Suisse Group

in June 2023 and

net balances under market

risk framework.

3 Counterparty credit risk includes
client cleared exposures,

whereas such agency

exposures are not

reported in the

financial statements.

4 Exposure amounts considered

for regulatory purposes

are generally not

applicable under the

market risk
framework, with the exception of securitization exposures in the trading book.
▲
Credit risk
Introduction
Semi-annual |
The parameters applied under the advanced internal ratings-based (A-IRB) approach are generally based on the same methodologies, data and systems we use

for internal credit risk quantification, except where certain treatments are
specified

by

regulatory

requirements.

These

include,

for

example,

the

application

of

regulatory

prescribed

floors

and
multipliers, and

differences with

respect to

eligibility criteria and

exposure definitions. The

exposure information presented
in

this

section

may

thus

differ

from

our

internal

management

view

disclosed

in

the

“Risk

management

and

control”
sections of

the quarterly

and annual reports.

Similarly, the

regulatory capital

prescribed measure

of credit

risk exposure
also differs from how it is defined under IFRS Accounting

Standards.
Credit risk exposure categories
The definitions

of the

Pillar 3 credit

risk exposure

categories “Loans”

and “Debt

securities” below

as specified

by the
Swiss Financial

Market Supervisory

Authority (FINMA),

which are

referred

to in the

“CR1: Credit

quality of

assets” and
“CR3: Credit risk mitigation

techniques – overview” tables

in this section,

provide a link to

the IFRS Accounting Standards
balance sheet structure.

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

The Pillar 3

category “Loans”

consists of

financial instruments

held with

the intent

to collect

the contractual

payments
and

includes

the

following

IFRS

Accounting

Standards

balances

to

the

extent

that

they

are

subject

to

the

credit

risk
framework:
–
Balances at central banks
;
–
Loans and advances to banks
;
–
Loans and advances to customers
;
–
Other financial assets

measured at

amortized cost
, excluding money

market instruments, checks

and bills, and

other
debt instruments;
– traded loans in the banking book that are included within
Financial assets at fair value held for trading
;
–
Brokerage receivables;
– loans including structured loans that are included within
Financial assets at fair value not held for trading
; and
–
Other non-financial assets.
The Pillar 3 category “Debt securities” includes the following IFRS Accounting Standards balances to the extent that they
are subject to the credit risk framework:
–
money market instruments, checks

and bills, and

other debt instruments that

are included within
Other financial assets
measured at amortized cost
;
–
Financial assets at fair value held for trading
, excluding traded loans;
–
Financial assets at fair value not held for trading
, excluding loans; and
–
Financial assets measured at fair value through other comprehensive income
.
▲
General information about credit risk
Annual |
The table below presents an overview

of Pillar 3 disclosures that

are provided separately in the

UBS Group Annual
Report 2023, available under “Annual reporting” at
ubs.com/investors
.
CRA: Credit risk management
Pillar 3 disclosure requirement UBS Group Annual Report 2023 section Disclosure
UBS Group Annual
Report 2023 page
number
Translation of the business model
into the components of the bank’s
credit risk profile
Risk management and control – Key risks by business division and Group Items
– Risk categories
– Main sources of credit risk
– Credit risk profile of the Group
98
99–100
110
111–112
Consolidated financial statements – Note 20d Maximum exposure to credit risk 359–360
Criteria and approach used for
defining credit risk management
policy and for setting credit risk
limits
Risk management and control – Risk governance
– Risk appetite framework
– Risk measurement
– Credit risk
–

Overview of measurement, monitoring and
management techniques
101–103
103–106
107–109
111
Structure and organization of the
credit risk management and control
function
Risk management and control – Risk governance 101–103
Interaction between the credit risk
management, risk control,
compliance, and internal audit
functions
Risk management and control – Risk governance
– Risk appetite framework
101–103
103–106
Scope and content of the reporting
on credit risk exposure to executive
management and to the Board of
Directors
Risk management and control – Risk governance
– Risk appetite framework
– Internal risk reporting
– Credit risk profile of the Group
101–103
103–106
106
111–112
▲

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

Semi-annual |
The

CR1 table

below

provides

a

breakdown

of

defaulted

and

non-defaulted

loans,

debt

securities

and

off-
balance

sheet

exposures.

The

table

includes

a

split

of

expected

credit

loss

(ECL)

accounting

provisions

based

on

the
standardized approach and the internal ratings

-based approach.
Increases

in net

carrying

values of

loans and

decreases

in net

carrying values

of debt

securities, when

compared

with
30 June

2023,

are

explained

in

the

CR3

table

in

this

report.

The

net

carrying

value

of

off-balance

sheet

exposures
decreased by USD 10.2bn to

USD 117.7bn, primarily driven

by a reduction in

loan commitments and

guarantees across
businesses.
›
Refer to the “CR3: Credit risk mitigation techniques

– overview” table in this section for more information

about the net value
movements related to Loans and Debt securities shown

in the table below
›
Refer to “Credit risk” in the “Risk management and control”

section of the UBS Group Annual Report 2023, available

under
”Annual reporting” at ubs.com/investors
, for more information about the definitions of default

and credit impairment and to
“Credit risk exposure categories” in this section for more information about the classification of loans and debt securities
CR1: Credit quality of assets
Gross carrying amounts of:

Allowances /
impairments
2
Of which: ECL accounting provisions
for credit losses on SA exposures
Of which: ECL
accounting
provisions for
credit losses on
IRB exposures Net values USD m
Defaulted
exposures
1
Non-defaulted
exposures
Allocated in
regulatory
category of
Specific
3
Allocated in
regulatory
category of
General
3
31.12.23
1 Loans
4

5,836

982,846

(1,758)

(76)

(69)

(1,613)

986,924
2 Debt securities

56

87,789

(4)

(4)

87,841
3 Off-balance sheet exposures
5

565

117,410

(253)

(1)

(3)

(249)

117,722
4 Total

6,457

1,188,045

(2,015)

(78)

(76)

(1,862)

1,192,487
30.6.23
1 Loans
4

5,276

935,659

(1,367)

(80)

(80)

(1,207)

939,568
2 Debt securities

68

90,095

(4)

(4)

90,160
3 Off-balance sheet exposures
5

614

127,570

(252)

(1)

(6)

(245)

127,931
4 Total

5,958

1,153,323

(1,622)

(81)

(89)

(1,452)

1,157,659
31.12.22
1 Loans
4

2,222

584,393

(881)

(72)

(44)

(764)

585,734
2 Debt securities

79,964

(3)

(3)

79,961
3 Off-balance sheet exposures
5

233

59,339

(159)

(1)

(3)

(155)

59,413
4 Total

2,455

723,695

(1,043)

(73)

(50)

(919)

725,107
1 Defaulted exposures

include stage 3

and defaulted purchased

credit-impaired (PCI) assets

under IFRS 9.

Refer to “Note

10 Financial assets

at amortized cost and

other positions in

scope of expected

credit loss
measurement” in the “Consolidated financial statements” section of the UBS Group Annual

Report 2023, available under "Annual reporting" at ubs.com/investors,

for more information about IFRS 9.

2 Expected
credit loss

(ECL) allowances

and provisions

amount to

USD 2,261m

as of

31 December

2023, as

disclosed in

“Note 10

Financial assets

at amortized

cost and

other positions

in scope

of expected

credit loss
measurement” in the “Consolidated financial statements”

section of the UBS Group Annual

Report 2023, available under

“Annual reporting”

at ubs.com/investors. This

Pillar 3 table excludes ECL on

securitization
on- and off- balance

sheet exposures (31 December

2023: USD 143m; 30

June 2023: USD 165m),

ECL on revocable off-balance

sheet exposures (31 December

2023: USD 95m; 30

June 2023: USD 74m),

ECL on
exposures subject

to counterparty

credit risk

(31 December 2023:

USD 5m;

30 June

2023: USD

5m) and

ECL on

irrevocable committed

prolongation of

loans that

do not

give rise

to additional

credit exposures
(31 December 2023: USD 4m; 30 June

2023: USD 3m).

3 Specific provisions include stage 3

ECL allowances and additional ECL

allowances on defaulted PCI assets.

General provisions include stage

1 and 2 ECL
allowances and additional ECL allowances on non-defaulted PCI assets.

4 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section for more information about the classification of loans and debt securities.

5 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable as well as uncommitted credit facilities,

even if they attract RWA.

▲
Semi-annual

|
The

CR2

table

below

presents

changes

in

stock

of

defaulted

loans,

debt

securities

and

off-balance

sheet
exposures for

the second

half of

2023. The

total amount

of defaulted

loans and

debt securities

was USD 6.5bn

as of
31 December 2023, an increase of USD 0.5bn compared

with 30 June 2023.
CR2: Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
USD m
For the half year
ended 31.12.23
1
For the half year
ended 30.6.23
1
1
Defaulted loans, debt securities and off-balance sheet exposures as of the beginning of the half year

5,958

2,455
2
Loans and debt securities that have defaulted since the

last reporting period

2,305

596
3 Returned to non-defaulted status

(152)

(186)
4 Amounts written off

(55)

(38)
5 Other changes

(1,601)

3,131
5a of which: acquisition of the Credit Suisse Group

0

3,298
5b of which: other
2

(1,601)

(167)
6
Defaulted loans, debt securities and off-balance sheet exposures as of the end of the half year

6,457

5,958
1 Off-balance sheet

exposures include unutilized

credit facilities,

guarantees provided

and forward starting

loan commitments,

but exclude prolongations

of loans that

do not increase

the initially committed

loan
amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attrac

t

RWA.

2 Includes primarily partial or full repayments, as well as currency effects.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

Annual |

Amounts shown in the tables below

relate to on-balance sheet

IFRS Accounting Standards carrying

amounts, as well as off-balance

sheet items according to the

regulatory
scope of consolidation that give rise to credit

risk exposure under the Basel III framework.
CRB: Breakdown of exposures by industry
1
31.12.23
USD m
Central
banks Banks
Construc-
tion
Electricity,
gas, water
supply
Financial
services
Hotels and
restaurants
Manufac-
turing
4
Mining
Private
households
Public
authorities
Real estate
and rentals
Retail and
wholesale
5
Services Other
6
Total carrying
amount of
assets
Loans
2

313,331

21,877

5,255

3,339

105,214

3,884

14,735

1,487

389,422

5,473

45,909

15,974

32,381

28,643

986,924
Debt securities

14,096

19,813

1,420

18,773

63

29,539

41

3,372

725

87,841
Off-balance sheet exposures
3

5,065

2,693

5,890

32,044

493

18,394

2,634

4,834

3,785

2,526

15,031

8,386

15,947

117,722
Total

327,427

46,754

7,948

10,649

156,031

4,378

33,192

4,121

394,256

38,797

48,475

31,006

44,139

45,315

1,192,487
31.12.22
Loans
2

168,913

15,200

3,176

1,427

72,709

2,368

4,295

698

242,061

4,226

24,472

9,357

31,508

5,323

585,734
Debt securities

18,402

16,476

659

15,001

1

26,045

3,376

79,961
Off-balance sheet exposures
3

4,373

1,526

1,388

15,092

231

9,533

922

4,163

2,371

1,804

7,747

8,560

1,702

59,413
Total

187,315

36,049

4,702

3,474

102,802

2,599

13,830

1,620

246,225

32,642

26,276

17,104

43,443

7,026

725,107
1 The classification of each

industry is based on the Global

Industry Classification (GIC) standard.

2 Loan exposure is reported in

line with the Pillar 3 definition.

Refer to “Credit risk exposure categories”

in this section for more information

about the classification of Loans and

Debt securities.

3 Off-balance sheet
exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments, but exclude prolongations of loans that do not increas

e

the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.

4 Includes the chemicals industry.

5 Includes the food and beverages industry.

6 Consists of transport, storage, communications and other.
▲
Annual |
The table below provides a breakdown

of our credit risk exposures

by geographical area. The geographical

distribution is based on the legal domicile

of the counterparty or
issuer.
CRB: Breakdown of exposures by geographical area
31.12.23
USD m Switzerland Americas Asia Pacific EMEA
Total carrying value of
assets
Loans
1

513,171

249,221

63,209

161,323

986,924
Debt securities

14,501

39,592

14,690

19,058

87,841
Off-balance sheet exposures
2

40,436

42,899

7,365

27,022

117,722
Total
3

568,108

331,712

85,265

207,403

1,192,487
31.12.22
Loans
1

292,134

185,809

40,767

67,024

585,734
Debt securities

18,021

34,119

11,002

16,818

79,961
Off-balance sheet exposures
2

22,808

21,499

3,002

12,103

59,413
Total
3

332,964

241,427

54,771

95,946

725,107
1 Loan exposure is reported in line

with the Pillar 3 definition. Refer

to “Credit risk exposure categories” in this

section for more information about the classification

of Loans and Debt securities.

2 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments,
but exclude prolongations of loans that do not increase

the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities,

even if they attract RWA.

3 The breakdown of exposures by geographical area has been updated starting in the fourth quarter of
2023 to combine Latin America and North America under Americas, and Middle East and Africa along with the rest of Europe unde

r

EMEA. The comparative period has been adjusted accordingly.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

Annual |
The following

table provides

a breakdown

of our

credit

risk exposure

by residual

contractual

maturity as

of the
reporting date. The residual contractual

maturity of assets includes the effect of callable

features.
CRB: Breakdown of exposures by residual maturity

31.12.23
USD m
Due in

1 year or less
Due between
1 year and 5 years
Due over

5 years
Total carrying
amount of assets
Loans
1

559,732

319,829

107,363

986,924
Debt securities

26,862

38,832

22,147

87,841
Off-balance sheet exposures
2

49,853

58,729

9,141

117,722
Total

636,447

417,390

138,650

1,192,487
31.12.22
Loans
1

369,378

139,825

76,531

585,734
Debt securities

32,783

27,071

20,106

79,961
Off-balance sheet exposures
2

25,059

30,630

3,723

59,413
Total
3

427,221

197,527

100,359

725,107
1 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section for more information about the classification of

Loans and Debt securities.

2 Off-balance sheet
exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities,

even if they attract RWA.

3 From 31 December 2023 onward,

we have refined the classification of loan exposures by residual maturity.
The prior period was adjusted accordingly.
▲
Annual |

CRB: Policies for past due, non-performing and credit

-impaired claims
Pillar 3 disclosure requirement UBS Group Annual Report 2023 section
Disclosure

UBS Group Annual
Report 2023 page
number
Policies for past due, non-
performing and credit-impaired
claims
Risk management and control – Credit risk: Non-performing
– Credit risk: Default and credit-impaired
124
124
▲
Annual |
The following tables

provide a breakdown of

impaired exposures by geographical

region and industry. The amounts
shown are IFRS Accounting

Standards carrying amounts.

The geographical distribution is

based on the legal domicile

of
the counterparty or issuer.

CRB: Credit-impaired exposures by industry
1
31.12.23
USD m
Credit-impaired exposures,
gross

Allowances for credit-
impaired exposures
Credit-impaired
exposures net of
allowances
Write-offs for the
year ended
Central banks

0

0

0

0
Banks

96

0

96

0
Construction

135

(16)

119

(1)
Electricity, gas, water supply

65

0

65

0
Financial services

1,053

(194)

859

(34)
Hotels and restaurants

496

(12)

484

0
Manufacturing
2

705

(128)

577

(5)
Mining

80

(5)

75

0
Private households

1,379

(150)

1,228

(23)
Public authorities

37

(4)

34

0
Real estate and rentals

1,008

(195)

814

(1)
Retail and wholesale
3

453

(189)

264

(11)
Services

333

(65)

268

(4)
Transport, storage, communications and other

616

(177)

439

(12)
Total

6,457

(1,135)

5,323

(93)
31.12.22
Central Banks
Banks
Construction

174

(17)

157

(2)
Electricity, gas, water supply

4

4
Financial services

378

(96)

282

(41)
Hotels and restaurants

56

(1)

55

(3)
Manufacturing
2

190

(107)

82

(3)
Mining

7

(3)

4

(1)
Private households

975

(104)

871

(11)
Public authorities

9

(4)

5
Real estate and rentals

57

(17)

39

(1)
Retail and wholesale
3

302

(149)

152

(17)
Services

266

(33)

233

(5)
Transport, storage, communications and other

38

(30)

8

(12)
Total

2,455

(562)

1,892

(95)
1 The classification of each industry is based on the Global Industry Classification (GIC) standard.

2 Includes the chemicals industry.

3 Includes the food and beverages industry.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

Annual |
The following

table provides

a breakdown

of our

credit risk

exposures by

geographical region.

The geographical
distribution is based on the legal domicile of the counterparty or issuer.
CRB: Credit-impaired exposures by geographical area

31.12.23
USD m
Credit-impaired exposures,
gross

Allowances for credit-impaired
exposures
Credit-impaired exposures net
of allowances Write-offs for the year ended
Switzerland

2,396

(452)

1,945

(53)
Americas

1,193

(270)

923

(34)
Asia Pacific

1,437

(180)

1,257

(1)
EMEA

1,431

(233)

1,199

(5)
Total
1

6,457

(1,135)

5,323

(93)
31.12.22
Switzerland

1,336

(308)

1,028

(37)
Americas

454

(83)

371

(45)
Asia Pacific

269

(53)

216

0
EMEA

396

(118)

278

(13)
Total
1

2,455

(562)

1,892

(95)
1 The breakdown of exposures by

geographical area has been updated starting

with the fourth quarter of 2023

to combine Latin America and North America

under Americas, and Middle East and

Africa along with
the Rest of Europe under EMEA. The comparative period has been adjusted accordingly.

▲

Annual |
The table

below provides

a breakdown

of total

loan balances

where

payments have

been missed.

The past

due
amounts

increased

to

USD 3.4bn,

compared

with

USD 1.7bn

in

2022,

driven

by

the

acquisition

of

the

Credit

Suisse
Group.

CRB: Past due exposures
1
USD m 31.12.23 31.12.22
1–30 days

1,048

310
31–60 days

300

97
61–90 days

253

65
>90 days

1,759

1,225
Total

3,360

1,698
1 For Credit Suisse, US GAAP gross loans held at amortized cost were used instead of IFRS

Accounting Standards amounts. Purchase price allocation (PPA)

adjustments were applied.
▲
Annual |

CRB: Restructured exposures
Pillar 3 disclosure requirement UBS Group Annual Report 2023 section
Disclosure

UBS Group Annual
Report 2023 page
number
Restructured exposures Risk management and control – Credit risk: Forbearance (credit restructuring) 124
▲
Annual |
The table

below provides

more information

about restructured

exposures as

of 31 December

2023.
The increase
to USD 2.9bn, compared with USD 1.0bn in

2022, is driven by the acquisition of the Credit

Suisse Group.

CRB: Breakdown of restructured exposures between credit-impaired and non-credit-impaired
Credit-impaired Non-credit-impaired Total
USD m 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22
Restructured exposures

2,711

971

221

17

2,933

989
▲

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

Credit risk mitigation
Annual |
The table below

presents an

overview of Pillar

3 disclosures

provided separately

in the UBS

Group Annual

Report
2023, available under “Annual reporting” at
ubs.com/investors
.
CRC: Credit risk mitigation
Pillar 3 disclosure requirement UBS Group Annual Report 2023 section Disclosure
UBS Group Annual
Report 2023 pages
number
Core features of policies and
processes for, and an indication of
the extent to which the bank makes
use of, on- and off-balance sheet
netting
Risk management and control – Traded products 116–117
Consolidated financial statements – Note 11 Derivative instruments
– Note 22 Offsetting financial assets and financial liabilities
– Note 1a item 2i Offsetting
334–336
380–381
310
Core features of policies and
processes for collateral evaluation
and management
Risk management and control – Credit risk mitigation 118–119
Information about market or credit
risk concentrations under the credit
risk mitigation instruments used
Risk management and control – Risk concentrations
– Credit risk mitigation
109
118–119
Consolidated financial statements – Note 11 Derivative instruments
– Note 20d Maximum exposure to credit risk
– Note 21h Maximum exposure to credit risk for financial
instruments measured at fair value
– Note 22 Offsetting financial assets and financial liabilities
334–336
359–360
378
380–381
▲
Additional information about

counterparty credit risk

mitigation is provided

in the “Counterparty

credit risk” section

of
this report.

Semi-annual |
The CR3

table below

provides a

breakdown of

loans and

debt securities

into unsecured

and partially

or fully
secured exposures, with additional information about the

security type.

Compared with 30 June

2023, the carrying

amount of unsecured

loans increased by

USD 42.2bn to USD 398.3bn, mainly
due to higher balances at central banks driven by

inflows from customer deposits, lending assets and net

new issuances
of long-term debt. Unsecured debt

securities decreased by USD 2.3bn to USD

87.6bn, mainly due to movements in

high-
quality liquid assets (HQLA).
The carrying

amount of

partially or

fully

secured

loans increased

by USD 5.1bn

to USD 58

8.6bn,

mainly as

a result

of
currency effects in Personal & Corporate Banking.

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR3: Credit risk mitigation techniques – overview
1
Secured portion of exposures partially or fully secured:
USD m
Exposures fully
unsecured: carrying
amount
Exposures partially
or fully secured:
carrying amount
Total: carrying
amount
Exposures secured
by collateral
Exposures secured
by financial
guarantees
Exposures secured
by credit derivatives
31.12.23
1 Loans
2

398,277

588,647

986,924

533,136

10,766

46
1a of which: cash and balances at central
banks

312,971

312,971
2 Debt securities

87,635

206

87,841

201
3 Total

485,912

588,853

1,074,765

533,337

10,766

46
4 of which: defaulted
3

1,189

3,643

4,832

2,445

287

0
30.6.23
1 Loans
2

356,056

583,512

939,568

524,676

7,181

34
1a of which: cash and balances at central
banks

260,557

260,557
2 Debt securities

89,951

208

90,160

202
3 Total

446,007

583,720

1,029,728

524,879

7,181

34
4 of which: defaulted
3

831

3,925

4,757

2,630

360
31.12.22
1 Loans
2

207,732

378,002

585,734

358,946

3,047

21
1a of which: cash and balances at central
banks

168,826

168,826
2 Debt securities

79,961

79,961
3 Total

287,693

378,002

665,695

358,946

3,047

21
4 of which: defaulted

180

1,506

1,686

1,034

93
1 Exposures in this table represent carrying amounts in

accordance with the regulatory scope of consolidation.

2 Loan exposure is reported in line with the

Pillar 3 definition. Refer to “Credit risk exposure categories”
in this section, for more information.

3 Includes purchased credit-impaired (PCI) positions when defaulted.
▲

Credit risk under the standardized approach
Introduction
Annual

|
The

standardized

approach

is

generally

applied

where

using

the

A-IRB

approach

is

not

feasible.

Under

the
standardized

approach

we

use,

where

possible,

credit

ratings

from

external

credit

assessment

institutions

(ECAIs)

to
determine the risk weightings

applied to rated

counterparties. We use

three FINMA-recognized

ECAIs to determine

the
risk weights for

certain counterparties

according to the

BCBS-defined asset classes:

S&P,

Moody’s Investors Service

and
Fitch Ratings.
The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website. There were no changes in the ECAIs used compared

with 31 December 2022.
Debt instruments

are

risk-weighted

in

accordance

with

the

specific

issue ratings

available.

If there

is no

specific

issue
rating

published

by

an

ECAI,

the

issuer

rating

is

applied

to

the

senior

unsecured

claims

of

that

issuer

subject

to

the
conditions prescribed by FINMA. For the Retail, Equity and

Other assets asset classes, we apply the regulatory

prescribed
risk weights independent of an external credit rating.

CRD: Qualitative disclosures on banks’ use of external credit ratings under the standardized approach for credit risk
31.12.23
External ratings used
Asset classes Moody’s S&P Fitch
1 Central governments and central banks
● ● ●
2 Banks and securities dealers
● ● ●
3 Public-sector entities and multi-lateral development banks
● ● ●
4 Corporates
● ● ●
▲

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

Credit risk exposure and credit risk mitigation effects
Semi-annual

|
The

CR4

table

below

illustrates

the

credit

risk

exposure

and

effect

of

credit

risk

mitigation

(CRM)

on

the
calculation of capital requirements under

the standardized approach.
Compared with

30 June 2023,

exposures before

credit conversion

factors (CCF)

and CRM

in the

Central governments
and central banks asset class increased by USD 19.8bn to

USD 88.5bn, driven by increased balances at central banks.
Exposures post-CCF and

post-CRM in the

Banks and securities

dealers asset class

decreased by USD 1.9bn

to USD 17.2bn.
RWA decreased by USD 0.6bn to USD 4.1bn, mainly

driven by decreases in nostro accounts

and high-quality liquid assets
(HQLA).
Exposures before CCF

and CRM in

the Corporates asset class

increased by USD 1.4bn to

USD 68.6bn and exposures post-
CCF and post-CRM increased

by USD 1.7bn to USD 51.6bn,

driven by increases in loans

in Global Wealth Management
and HQLA in Group Items.
CR4: Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects
1
Exposures

before CCF and CRM
Exposures

post-CCF and post-CRM RWA and RWA density
USD m, except where indicated
On-balance
sheet
amount
Off-balance
sheet
amount Total
On-balance
sheet
amount
Off-balance
sheet
amount Total RWA
RWA density
in %
31.12.23
Asset classes
1 Central governments and central banks

88,175

306

88,481

87,539

10

87,549

686

0.8
2 Banks and securities dealers

16,061

2,461

18,522

15,968

1,199

17,167

4,062

23.7
3 Public-sector entities and multi-lateral development banks

4,297

4,168

8,465

3,613

1,194

4,807

1,382

28.7
4 Corporates

45,415

23,223

68,638

44,805

6,788

51,593

36,370

70.5
5 Retail

10,332

3,377

13,709

9,824

185

10,009

7,917

79.1
6 Equity

7 Other assets

20,923

254

21,176

20,923

254

21,176

19,309

91.2
7a of which: non-counterparty related assets

18,906

250

19,156

18,906

250

19,155

17,979

93.9
7b of which: others

2,017

4

2,021

2,017

4

2,021

1,330

65.8
8 Total

185,203

33,789

218,992

182,671

9,630

192,301

69,725

36.3
30.6.23
Asset classes
1 Central governments and central banks

68,617

20

68,637

68,019

68,019

550

0.8
2 Banks and securities dealers

17,955

2,462

20,417

17,853

1,188

19,041

4,681

24.6
3 Public-sector entities and multi-lateral development banks

3,347

4,158

7,505

3,342

1,261

4,603

1,294

28.1
4 Corporates

44,969

22,239

67,208

43,855

6,007

49,862

36,826

73.9
5 Retail

10,052

3,297

13,349

9,818

237

10,055

7,864

78.2
6 Equity

7 Other assets

20,776

1,406

22,182

20,502

1,325

21,827

19,627

89.9
7a of which: non-counterparty related assets

19,674

246

19,920

19,674

246

19,920

18,730

94.0
7b of which: others

1,102

1,160

2,263

828

1,080

1,907

896

47.0
8 Total

165,716

33,581

199,298

163,388

10,018

173,406

70,842

40.9
31.12.22
Asset classes
1 Central governments and central banks

4,767

0

4,767

4,771

1

4,772

276

5.8
2 Banks and securities dealers

13,540

1,212

14,752

13,518

529

14,047

3,001

21.4
3 Public-sector entities and multi-lateral development banks

3,158

1,757

4,915

3,158

781

3,938

1,021

25.9
4 Corporates

23,309

12,769

36,078

23,311

3,003

26,314

18,699

71.1
5 Retail

7,987

3,132

11,119

7,879

199

8,079

6,078

75.2
6 Equity

7 Other assets

13,229

245

13,474

13,229

245

13,474

12,855

95.4
7a of which: non-counterparty related assets

13,229

245

13,474

13,229

245

13,474

12,855

95.4
7b of which: others

8 Total

65,990

19,115

85,105

65,866

4,758

70,624

41,930

59.4
1 Exposures in this table represent carrying amounts in accordance with the regulatory scope of consolidation.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

Exposures by asset class and risk weight
Semi-annual |

The CR5

table below

shows credit

risk exposures

under the

standardized

approach

by asset

classes and

risk
weights applied.
CR5: Standardized approach – exposures by asset classes and risk weights
USD m
Risk weight 0% 10% 20% 35% 50% 75% 100% 150% Others
Total credit
exposures amount
(post-CCF and
post-CRM)
31.12.23
Asset classes
1 Central governments and central banks

86,731

139

77

563

38

87,549
2 Banks and securities dealers

15,766

1,006

390

4

17,167
3 Public-sector entities and multi-lateral development banks

396

3,087

1,121

201

2

4,807
4 Corporates

12,667

2,573

4,520

35

29,989

411

1,399
1

51,593
5 Retail

2,568

2,298

4,883

260

10,009
6 Equity

7 Other assets

1,956

19,213

8

21,176
7a of which: non-counterparty related assets

1,176

17,979

19,155
7b of which: others

779

1,234

8

2,021
8 Total

89,084

31,659

5,141

6,725

2,333

55,239

714

1,406

192,301
9 of which: secured by real estate

2

5,141

84

155

4,941

10,321
10 of which: past due

3

553

375

928
30.6.23
Asset classes
1 Central governments and central banks

67,360

139

31

451

37

68,019
2 Banks and securities dealers

16,734

1,970

331

6

19,041
3 Public-sector entities and multi-lateral development banks

426

2,996

974

205

2

4,603
4 Corporates

9,155

2,362

4,748

37

30,852

580

2,128
1

49,862
5 Retail

2,635

2,405

4,769

246

10,055
6 Equity

7 Other assets

2,309

19,508

9

21,827
7a of which: non-counterparty related assets

1,189

18,730

19,920
7b of which: others

1,120

778

9

1,907
8 Total

70,095

29,024

4,997

7,724

2,442

56,116

871

2,138

173,406
9 of which: secured by real estate

2

4,997

83

146

4,869

10,094
10 of which: past due

3

468

98

565
31.12.22
Asset classes
1 Central governments and central banks

4,454

51

1

266

4,772
2 Banks and securities dealers

13,436

594

16

14,047
3 Public-sector entities and multi-lateral development banks

12

3,255

603

68

3,938
4 Corporates

7,267

2,397

245

43

16,276

4

82
1

26,314
5 Retail

2,731

1,018

4,270

58

8,079
6 Equity

7 Other assets

619

12,855

13,474
7a of which: non-counterparty related assets

619

12,855

13,474
7b of which: others

8 Total

5,084

24,010

5,129

1,443

1,061

33,751

63

82

70,624
9 of which: secured by real estate

2

5,129

81

99

3,690

8,998
10 of which: past due

3

283

115

399
1 Includes exposures secured by

credit derivatives cleared through central

counterparties risk-weighted at 2% or

4%.

2 Includes both residential mortgages and

claims secured by other

properties, such as commercial
real estate.

3 Includes exposure to defaulted counterparties and purchased credit impaired (PCI) positions.

▲

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

Credit risk under the advanced internal ratings-based

approach

Annual |
Under the

advanced internal ratings-based

(A-IRB) approach, the

required capital for

credit risk is

quantified through
empirical models that

we have developed to

estimate the probability

of default (PD),

loss given default

(LGD), exposure
at

default

(EAD)

and

other

parameters,

subject

to

FINMA

approval.

The

table

below

presents

an

overview

of

Pillar 3
disclosures that

are provided

separately in

the UBS

Group Annual

Report 2023,

available under

“Annual reporting”

at
ubs.com/investors.

CRE: Qualitative disclosure related to IRB models
Pillar 3 disclosure requirement UBS Group Annual Report 2023 section Disclosure
UBS Group Annual
Report 2023 page
number
Internal model development,
controls and changes
Risk management and control
–
Risk measurement
–
Credit risk models
–
Key features of our main credit risk models
– Risk governance
–
Model risk management
107–109
119–123
120
101–103
106–107
Relationships between risk
management and internal audit and
independent review of IRB models
Risk management and control
–
Risk governance
–
Risk measurement
101–103
107–109
Scope and content of the reporting
related to credit risk models
Risk management and control
–
Risk measurement
–
Credit risk
–

Overview of measurement, monitoring and
management techniques
–
Credit risk models
107–109
111
119–123
Supervisor approval of applied
approaches
Risk management and control
–
Risk measurement
–
Changes to models and model parameters during the period
–
Stress testing
– Key features of our main credit risk models
–
Model risk management
107–109
123
107–108
120
106–107
Number of key models used by
portfolio and the main differences
between models
Risk management and control
–
Credit risk models 119–123
Description of the main
characteristics of approved models
Risk management and control
–
Credit risk models 119–123
▲
Semi-annual |
The CR6

table below

provides information

about credit

risk exposures

under the

A-IRB approach,

including a
breakdown of

the main

parameters

used in

A-IRB models

to calculate

the capital

requirements, presented

by portfolio
and PD range

across FINMA-defined

asset classes.

EAD in

the following

comments represents

exposure at

default post
credit conversion factors and credit risk mitigation.
Compared with 30 June

2023, EAD increased

by USD 22.6bn to

USD 1,057.8bn,

and RWA decreased

by USD 5.4bn to
USD 206.9bn across various asset classes.
In

the

Central

governments

and

central

banks

asset

class,

EAD

increased

by

USD 28.1bn

to

USD 281.4bn,

and

RWA
increased by USD 0.3bn to USD 4.7bn. EAD increased primarily driven by higher cash and balances with central banks

.
In

the

Banks

and

securities

dealers

asset

class,

EAD

decreased

by

USD 3.3bn

to

USD 16.5bn,

and

RWA

decreased

by
USD 1bn to USD 6.9bn. EAD decreased primarily driven by

a decrease in our Nostro balance.
In the Public-sector entities and multi-lateral development banks asset class,

EAD decreased by USD 0.1bn to USD 8.5bn,
and RWA slightly decreased to USD 0.8bn.
In the

Corporates: specialized

lending asset

class, EAD

increased by

USD 1.7bn to

USD 63.0bn, and

RWA increased

by
USD 0.1bn to USD 27.4bn.

EAD increased primarily due to currency effects in Personal

& Corporate Banking.

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

In the

Corporates:

other

lending asset

class, EAD

decreased

by USD 11.0bn

to USD

129.1bn,

and RWA

decreased

by
USD 8.6bn to USD 75.9bn.

EAD decreased, primarily driven by a decrease in commercial

loans in Non-core and Legacy.
In the

Retail: residential

mortgages asset

class, EAD

increased by

USD 14.5bn to

USD 311.6bn,

and RWA

increased by
USD 4.5bn to USD 64.6bn.

EAD and RWA increased,

mainly reflecting currency

effects and business growth

in Personal
& Corporate Banking and Global Wealth Management.
In the

Retail: qualifying

revolving

retail exposures

(QRRE)

asset

class, EAD

increased

by USD 1.8bn

to USD

7.5bn,

and
RWA

increased

by

USD 0.1bn

to

USD 1.4bn.

EAD

increased

due

to

growth

in

the

credit

card

business

in

Personal

&
Corporate Banking.
In the Retail:

other retail asset

class, EAD decreased

by USD 9.1bn to

USD 240.4bn,

and RWA decreased

by USD 0.8bn
to USD 25.2bn, primarily driven by a decrease in Lombard

loans in Global Wealth Management.
›
Refer to the “CR8: RWA flow statements of credit risk exposures under

IRB” table in this section for further details

about the
movement of credit risk exposures under the A-IRB approach for the fourth quarter of 2023

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

Credit risk exposures by portfolio and PD range
CR6: IRB – Credit risk exposures by portfolio and PD range
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
4
Average
maturity in
years
4
RWA
RWA density
in % EL Provisions
2
Central governments and central banks as of 31.12.23
0.00 to <0.15

278,625

681

279,306

52.5

280,410

0.0
<0.1

30.0

1.0

3,823

1.4

6
0.15 to <0.25

462
0

462
0.0

462

0.2
<0.1

51.2

1.0

147

31.9

0
0.25 to <0.50

202

0

202

10.1

189

0.4
<0.1

53.0

1.0

104

54.9

0
0.50 to <0.75

44

0

44

13.1

4

0.6
<0.1

34.8

2.1

2

53.2

0
0.75 to <2.50

112

5

117

46.8

9

1.3
<0.1

24.7

3.9

8

87.2

0
2.50 to <10.00

429

174

603

37.9

70

4.5
<0.1

55.1

2.2

136

195.1

2
10.00 to <100.00

289

104

394

35.0

95

28.1
<0.1

70.5

1.0

370

390.7

19
100.00 (default)
3

134

0

134

10.1

126

100.0
<0.1

133

106.0

6
Subtotal

280,298

963

281,262

47.9

281,365

0.1

0.1

30.0

1.0

4,724

1.7

33

33
Central governments and central banks as of 30.6.23
0.00 to <0.15

256,575

601

257,175

54.9

252,259

0.0
<0.1

30.0

1.1

3,492

1.4

8
0.15 to <0.25

443

81

525

35.0

472

0.2
<0.1

50.2

1.2

158

33.4

0
0.25 to <0.50

109

0

109

9.8

64

0.4
<0.1

53.5

1.8

44

68.7

0
0.50 to <0.75

66

0

66

12.8

8

0.6
<0.1

44.6

1.7

5

64.8

0
0.75 to <2.50

101

17

118

51.2

5

1.2
<0.1

17.2

3.8

4

81.5

0
2.50 to <10.00

602

229

830

35.9

75

5.1
<0.1

50.9

2.9

140

187.9

2
10.00 to <100.00

240

71

310

35.0

111

28.1
<0.1

62.0

1.0

380

343.7

19
100.00 (default)
3

426

0

426

9.8

227

100.0
<0.1

241

106.0

5
Subtotal

258,561

999

259,560

47.4

253,222

0.1

0.2

30.1

1.1

4,463

1.8

35

17
Central governments and central banks as of 31.12.22
0.00 to <0.15

214,433

2

214,435

40.3

216,920

0.0
<0.1

32.4

1.1

2,921

1.3

9
0.15 to <0.25

810

0

810

0.0

729

0.2
<0.1

43.7

1.0

196

26.9

1
0.25 to <0.50
0.50 to <0.75

57

0

57

12.6

3

0.5
<0.1

17.0

3.3

1

32.0

0
0.75 to <2.50

73

36

109

42.3

4

1.5
<0.1

34.9

3.6

5

130.5

0
2.50 to <10.00

262

285

547

36.0

21

5.7
<0.1

46.8

2.0

36

166.8

1
10.00 to <100.00

56

70

125

35.0

56

28.0
<0.1

75.0

1.0

232

415.8

12
100.00 (default)

10

0

10

10.2

2

100.0
<0.1

2

106.0

5
Subtotal

215,700

393

216,093

36.4

217,735

0.0

0.1

32.4

1.1

3,393

1.6

27

5

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
4
Average
maturity in
years
4
RWA
RWA density
in % EL Provisions
2
Banks and securities dealers as of 31.12.23
0.00 to <0.15

10,118

1,723

11,841

52.2

13,111

0.1

1.8

51.3

0.9

2,572

19.6

4
0.15 to <0.25

720

527

1,247

39.6

947

0.2

0.3

59.7

1.5

549

57.9

1
0.25 to <0.50

664

354

1,018

44.9

738

0.4

0.2

65.6

0.8

613

83.1

2
0.50 to <0.75

103

198

301

44.2

191

0.6

0.1

48.0

1.3

166

86.9

1
0.75 to <2.50

593

519

1,112

45.0

745

1.6

0.2

54.6

1.1

977

131.1

6
2.50 to <10.00

977

436

1,413

42.8

645

6.3

0.2

72.8

1.0

1,861

288.6

30
10.00 to <100.00

114

6

120

32.9

28

23.8
<0.1

49.4

0.7

83

291.2

3
100.00 (default)
3

95

0

95

0.0

95

100.0
<0.1

101

106.0
Subtotal

13,384

3,764

17,148

47.2

16,500

1.0

2.9

53.4

1.0

6,921

41.9

48

3
Banks and securities dealers as of 30.6.23
0.00 to <0.15

12,878

1,829

14,707

55.7

15,679

0.1

1.9

52.0

0.9

2,439

15.6

5
0.15 to <0.25

679

469

1,148

38.3

872

0.2

0.3

60.0

1.6

538

61.7

1
0.25 to <0.50

844

346

1,189

43.1

810

0.4

0.2

60.6

1.0

628

77.6

2
0.50 to <0.75

64

225

289

44.5

162

0.6

0.1

48.9

1.1

140

86.7

0
0.75 to <2.50

905

969

1,874

68.2

1,439

1.5

0.2

50.9

2.0

2,012

139.8

11
2.50 to <10.00

1,175

552

1,726

42.9

765

5.5

0.2

68.4

1.0

1,960

256.2

30
10.00 to <100.00

116

31

147

45.9

30

13.4
<0.1

67.8

1.0

108

359.0

3
100.00 (default)
3

51

0

51

0.0

51

100.0
<0.1

54

106.0
Subtotal

16,710

4,421

21,131

53.3

19,807

0.7

3.1

53.3

1.0

7,879

39.8

51

5
Banks and securities dealers as of 31.12.22
0.00 to <0.15

6,182

1,248

7,429

47.2

7,282

0.1

0.5

53.6

1.1

1,684

23.1

3
0.15 to <0.25

712

380

1,092

37.3

920

0.2

0.4

56.2

1.6

514

55.9

2
0.25 to <0.50

308

411

719

43.0

455

0.4

0.2

64.5

1.1

387

85.1

1
0.50 to <0.75

113

121

235

51.1

167

0.6

0.1

52.1

1.1

157

93.9

1
0.75 to <2.50

500

1,175

1,675

79.0

1,336

1.6

0.2

47.5

3.2

2,088

156.3

10
2.50 to <10.00

797

580

1,378

43.2

655

4.6

0.2

64.7

1.0

1,533

234.1

20
10.00 to <100.00

150

45

195

42.4

66

16.2
<0.1

68.2

2.1

263

398.4

7
100.00 (default)
Subtotal

8,761

3,961

12,722

54.7

10,881

0.7

1.6

54.3

1.4

6,626

60.9

44

13

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
4
Average
maturity in
years
4
RWA
RWA density
in % EL Provisions
2
Public sector entities, multilateral developmental banks as of 31.12.23
0.00 to <0.15

6,411

2,431

8,842

7.7

6,898

0.0

0.2

35.5

1.2

378

5.5

1
0.15 to <0.25

373

970

1,343

19.3

568

0.2

0.2

28.8

2.2

131

23.1

0
0.25 to <0.50

803

417

1,220

21.3

871

0.3

0.2

26.4

2.3

273

31.3

1
0.50 to <0.75

3

7

10

43.2

6

0.7
<0.1

36.9

1.4

4

57.3

0
0.75 to <2.50

14

2

16

27.0

15

1.0
<0.1

33.9

1.1

7

49.6

0
2.50 to <10.00

67

110

177

45.0

118

5.2
<0.1

5.5

3.9

26

22.2

0
10.00 to <100.00
100.00 (default)
3
Subtotal

7,672

3,937

11,608

13.1

8,476

0.1

0.6

33.7

1.4

819

9.7

2

0
Public sector entities, multilateral developmental banks as of 30.6.23
0.00 to <0.15

6,561

2,835

9,396

6.9

7,102

0.0

0.2

35.5

1.2

424

6.0

0
0.15 to <0.25

340

848

1,188

12.1

449

0.2

0.2

27.2

2.5

107

23.7

0
0.25 to <0.50

806

417

1,222

22.4

880

0.3

0.2

27.7

2.3

289

32.8

1
0.50 to <0.75

6

4

10

46.5

8

0.7
<0.1

36.4

1.5

4

55.0

0
0.75 to <2.50

1

1

3

5.9

1

1.2
<0.1

18.6

1.8

1

80.3

0
2.50 to <10.00

75

111

187

45.0

128

5.2
<0.1

5.5

4.0

29

22.7

0
10.00 to <100.00
100.00 (default)
3
Subtotal

7,790

4,215

12,005

10.5

8,567

0.1

0.6

33.8

1.4

853

10.0

3

0
Public sector entities, multilateral developmental banks as of 31.12.22
0.00 to <0.15

7,067

614

7,682

18.7

7,263

0.0

0.2

37.9

1.1

417

5.7

1
0.15 to <0.25

405

565

970

25.2

553

0.2

0.2

25.6

2.2

118

21.4

0
0.25 to <0.50

741

403

1,144

22.7

827

0.3

0.2

27.2

2.2

244

29.4

1
0.50 to <0.75

3

1

3

16.0

2

0.6
<0.1

11.2

1.8

0

14.9

0
0.75 to <2.50
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

8,217

1,583

9,800

22.0

8,646

0.1

0.6

36.1

1.2

779

9.0

2

0

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
4
Average
maturity in
years
4
RWA
RWA density
in % EL Provisions
2
Corporates: specialized lending as of 31.12.23
0.00 to <0.15

12,041

3,444

15,485

51.7

13,898

0.1

1.3

18.9

2.5

2,165

15.6

2
0.15 to <0.25

5,813

1,951

7,764

48.1

6,584

0.2

0.7

22.5

2.5

1,820

27.6

3
0.25 to <0.50

10,479

4,727

15,206

32.8

11,852

0.4

1.5

24.8

2.1

4,700

39.7

10
0.50 to <0.75

7,470

5,392

12,862

32.0

9,117

0.6

0.9

22.1

1.7

3,597

39.5

12
0.75 to <2.50

17,064

4,644

21,708

34.7

18,664

1.3

2.0

24.6

2.1

11,856

63.5

62
2.50 to <10.00

2,381

435

2,816

51.3

2,604

3.4

0.4

30.8

1.5

2,956

113.5

26
10.00 to <100.00

20

13

33

14.3

22

14.6
<0.1

30.7

1.6

38

173.8

1
100.00 (default)
3

285

12

297

52.9

215

100.0
<0.1

228

106.0

128
Subtotal

55,554

20,618

76,172

38.0

62,956

1.1

6.9

23.1

2.1

27,362

43.5

244

140
Corporates: specialized lending as of 30.6.23
0.00 to <0.15

11,318

3,888

15,207

53.9

13,936

0.1

1.4

18.8

2.3

2,394

17.2

2
0.15 to <0.25

5,585

2,430

8,015

44.0

6,667

0.2

0.7

21.9

2.5

1,754

26.3

2
0.25 to <0.50

8,672

4,905

13,577

31.6

10,333

0.3

1.5

23.1

2.2

4,130

40.0

8
0.50 to <0.75

8,088

5,145

13,232

29.7

9,596

0.6

1.0

24.1

1.8

4,692

48.9

14
0.75 to <2.50

15,959

4,969

20,927

34.0

17,861

1.3

2.1

24.3

2.1

11,223

62.8

59
2.50 to <10.00

2,432

550

2,983

51.4

2,717

3.3

0.4

32.1

1.5

2,918

107.4

29
10.00 to <100.00

10

0

10

10

17.5
<0.1

24.5

1.1

16

158.5

0
100.00 (default)
3

232

14

245

57.5

148

100.0
<0.1

157

106.0

118
Subtotal

52,295

21,902

74,197

37.5

61,267

1.0

7.2

22.9

2.1

27,282

44.5

233

133
Corporates: specialized lending as of 31.12.22
0.00 to <0.15

4,143

1,017

5,160

68.1

4,835

0.1

0.5

13.6

2.0

330

6.8

0
0.15 to <0.25

2,597

986

3,583

50.3

2,916

0.2

0.3

23.0

2.1

630

21.6

1
0.25 to <0.50

4,361

2,534

6,895

33.0

5,178

0.4

0.6

27.4

1.9

2,043

39.5

5
0.50 to <0.75

3,712

2,299

6,011

35.4

4,464

0.6

0.5

26.0

1.8

2,036

45.6

7
0.75 to <2.50

8,550

3,017

11,567

28.6

9,360

1.3

1.3

27.6

1.8

5,875

62.8

35
2.50 to <10.00

1,810

423

2,233

55.4

2,046

3.3

0.3

35.0

1.6

2,177

106.4

23
10.00 to <100.00

1

0

1

0.0

1

11.0
<0.1

36.0

2.5

1

169.2

0
100.00 (default)

151

2

153

70.9

50

100.0
<0.1

53

106.0

104
Subtotal

25,324

10,278

35,602

38.3

28,850

1.0

3.6

25.0

1.9

13,145

45.6

176

119

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
4
Average
maturity in
years
4
RWA
RWA density
in % EL Provisions
2
Corporates: other lending as of 31.12.23
0.00 to <0.15

22,521

63,917

86,438

25.8

41,055

0.1

11.2

38.6

2.0

8,492

20.7

9
0.15 to <0.25

10,935

24,194

35,129

29.4

18,419

0.2

3.9

41.2

2.1

7,739

42.0

17
0.25 to <0.50

10,269

14,260

24,529

35.0

15,320

0.4

5.0

41.1

2.2

9,538

62.3

23
0.50 to <0.75

6,293

8,342

14,635

36.9

9,564

0.6

4.3

33.1

2.2

5,544

58.0

20
0.75 to <2.50

18,439

13,837

32,276

38.8

23,286

1.4

11.5

33.8

2.2

17,947

77.1

112
2.50 to <10.00

10,464

17,641

28,104

45.3

16,964

5.0

6.1

33.4

2.3

21,600

127.3

285
10.00 to <100.00

753

855

1,609

53.9

1,240

17.2

0.3

20.7

2.9

1,600

129.1

52
100.00 (default)
3

2,564

807

3,371

47.6

3,231

100.0

1.4

3,423

106.0

713
Subtotal

82,238

143,854

226,092

31.9

129,079

3.7

43.6

37.1

2.2

75,884

58.8

1,231

1,380
Corporates: other lending as of 30.6.23
0.00 to <0.15

28,324

70,388

98,712

26.4

48,019

0.1

12.5

39.8

2.0

10,311

21.5

11
0.15 to <0.25

11,440

25,620

37,059

30.6

18,978

0.2

4.3

43.6

2.2

8,726

46.0

18
0.25 to <0.50

11,035

15,284

26,319

34.4

15,881

0.4

5.3

39.2

2.2

9,279

58.4

22
0.50 to <0.75

7,482

8,965

16,446

37.9

10,559

0.6

4.7

35.5

2.2

7,306

69.2

24
0.75 to <2.50

20,213

15,684

35,897

39.7

24,805

1.5

13.0

34.2

2.3

20,245

81.6

123
2.50 to <10.00

12,306

17,986

30,291

46.3

17,816

5.1

6.8

34.1

2.5

23,901

134.2

312
10.00 to <100.00

972

717

1,688

56.7

1,165

17.6

0.4

22.9

2.6

1,699

145.8

51
100.00 (default)
3

3,331

745

4,077

46.3

2,855

100.0

1.8

3,026

106.0

334
Subtotal

95,100

155,389

250,490

32.4

140,078

3.2

48.7

38.0

2.2

84,494

60.3

895

1,066
Corporates: other lending as of 31.12.22
0.00 to <0.15

12,395

19,869

32,264

37.5

19,348

0.1

7.3

34.7

1.8

4,308

22.3

4
0.15 to <0.25

4,102

6,856

10,958

35.6

6,566

0.2

2.3

40.3

2.1

2,896

44.1

6
0.25 to <0.50

5,956

6,183

12,138

35.2

7,854

0.4

3.0

36.0

2.3

4,564

58.1

10
0.50 to <0.75

4,809

3,558

8,367

38.7

6,088

0.6

3.0

29.8

2.1

3,747

61.5

12
0.75 to <2.50

9,866

8,132

17,998

39.9

12,159

1.4

10.7

29.0

2.1

8,305

68.3

50
2.50 to <10.00

5,679

9,191

14,870

41.7

8,421

4.4

5.0

33.0

2.4

12,546

149.0

123
10.00 to <100.00

327

442

770

57.8

462

15.0

0.2

23.9

1.9

869

187.9

17
100.00 (default)

1,023

250

1,272

39.6

726

100.0

0.8

769

106.0

325
Subtotal

44,157

54,480

98,637

38.3

61,625

2.3

32.4

33.5

2.1

38,003

61.7

546

575

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
4
Average
maturity in
years
4
RWA
RWA density
in % EL Provisions
2
Retail: residential mortgages as of 31.12.23
0.00 to <0.15

119,466

2,509

121,975

48.4

123,015

0.1

183.6

18.2

6,704

5.5

20
0.15 to <0.25

51,586

1,356

52,942

54.0

53,999

0.2

56.2

19.1

6,415

11.9

19
0.25 to <0.50

64,885

1,813

66,698

52.7

67,761

0.3

72.6

20.5

13,059

19.3

47
0.50 to <0.75

20,641

683

21,324

70.9

21,211

0.6

18.0

28.7

6,319

29.8

38
0.75 to <2.50

30,775

2,735

33,510

58.3

32,492

1.3

31.4

32.1

17,467

53.8

141
2.50 to <10.00

10,459

397

10,856

67.1

10,742

4.4

10.1

32.5

11,218

104.4

152
10.00 to <100.00

1,196

35

1,231

90.3

1,229

14.7

1.1

32.6

2,193

178.4

59
100.00 (default)
3

953

21

974

74.0

1,136

100.0

1.1

1,204

106.0

30
Subtotal

299,960

9,549

309,509

55.4

311,584

0.9

373.9

21.6

64,580

20.7

506

261
Retail: residential mortgages as of 30.6.23
0.00 to <0.15

114,036

2,575

116,612

49.8

117,265

0.1

185.0

17.8

6,305

5.4

18
0.15 to <0.25

50,067

1,398

51,465

56.1

52,408

0.2

57.6

18.9

6,202

11.8

18
0.25 to <0.50

62,771

1,909

64,680

54.9

65,630

0.3

74.9

20.3

12,682

19.3

45
0.50 to <0.75

19,209

607

19,815

73.7

19,747

0.6

18.3

28.7

5,923

30.0

35
0.75 to <2.50

28,775

2,742

31,517

59.7

30,533

1.3

31.2

31.5

16,162

52.9

129
2.50 to <10.00

9,048

373

9,421

78.1

9,355

4.4

9.4

32.5

9,769

104.4

132
10.00 to <100.00

1,124

24

1,148

94.5

1,152

15.2

1.0

31.1

1,970

171.1

54
100.00 (default)
3

892

13

905

68.3

964

100.0

1.2

1,021

106.0

27
Subtotal

285,923

9,640

295,562

57.3

297,054

0.8

378.5

21.2

60,034

20.2

459

225
Retail: residential mortgages as of 31.12.22
0.00 to <0.15

76,314

1,358

77,672

53.1

77,043

0.1

139.0

18.9

3,230

4.2

13
0.15 to <0.25

20,092

271

20,363

75.3

20,291

0.2

22.9

25.5

2,076

10.2

10
0.25 to <0.50

26,641

489

27,130

76.6

26,994

0.4

29.3

27.5

4,770

17.7

26
0.50 to <0.75

16,731

351

17,081

82.5

17,021

0.6

14.6

30.5

5,054

29.7

33
0.75 to <2.50

23,178

1,390

24,568

78.9

24,273

1.3

26.2

33.8

12,966

53.4

109
2.50 to <10.00

7,506

333

7,838

82.7

7,784

4.4

8.4

33.6

8,217

105.6

113
10.00 to <100.00

916

20

936

97.1

936

15.1

0.9

31.4

1,598

170.8

44
100.00 (default)

503

1

504

77.4

478

100.0

0.7

506

106.0

26
Subtotal

171,880

4,212

176,092

70.7

174,820

0.9

242.0

24.9

38,417

22.0

374

186

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
4
Average
maturity in
years
4
RWA
RWA density
in % EL Provisions
2
Retail: qualifying revolving retail exposures (QRRE) as of 31.12.23
5
0.00 to <0.15

265

4,116

4,381

51.8

2,395

0.0

465.8

37.5

51

2.1

0
0.15 to <0.25

147

2,700

2,847

38.6

1,188

0.2

326.3

36.7

68

5.7

1
0.25 to <0.50

241

2,431

2,672

28.0

936

0.4

290.1

33.6

82

8.7

1
0.50 to <0.75

253

1,421

1,674

30.7

697

0.6

178.0

33.2

93

13.3

1
0.75 to <2.50

654

1,831

2,485

42.9

1,487

1.4

305.0

35.2

401

27.0

7
2.50 to <10.00

550

504

1,053

21.7

607

4.4

134.2

40.8

434

71.5

11
10.00 to <100.00

99

22

121

51.1

111

18.2

24.0

46.6

216

194.5

10
100.00 (default)
3

62

2

64

27.4

38

100.0

28.6

41

106.0

24
Subtotal

2,271

13,027

15,298

39.9

7,459

1.6

1,751.9

36.4

1,385

18.6

56

39
Retail: qualifying revolving retail exposures (QRRE) as of 30.6.23
0.00 to <0.15

264

3,739

4,003

53.1

2,249

0.0

457.4

37.5

48

2.1

0
0.15 to <0.25

140

1,417

1,557

49.4

840

0.2

203.4

41.8

56

6.7

1
0.25 to <0.50

175

629

804

50.9

495

0.4

97.4

45.5

65

13.1

1
0.50 to <0.75

151

352

503

49.7

326

0.6

69.7

46.8

70

21.5

1
0.75 to <2.50

836

750

1,586

56.0

1,279

1.3

700.5

49.3

470

36.7

8
2.50 to <10.00

382

236

618

21.0

391

4.2

85.0

49.8

358

91.7

8
10.00 to <100.00

69

10

79

56.0

74

19.3

16.0

56.3

183

246.9

8
100.00 (default)
3

52

0

52

0.0

31

100.0

26.5

33

106.0

21
Subtotal

2,069

7,133

9,202

51.2

5,685

1.5

1,655.9

43.1

1,284

22.6

48

34
Retail: qualifying revolving retail exposures (QRRE) as of 31.12.22
0.00 to <0.15

245

3,628

3,873

53.0

2,169

0.0

457.1

37.4

46

2.1

0
0.15 to <0.25

131

1,368

1,499

49.3

805

0.2

201.6

41.9

55

6.8

1
0.25 to <0.50

163

595

758

51.1

467

0.4

95.6

45.6

62

13.3

1
0.50 to <0.75

144

342

486

49.9

315

0.6

70.2

46.8

69

21.8

1
0.75 to <2.50

362

706

1,069

58.0

720

1.4

143.7

49.1

295

41.0

5
2.50 to <10.00

297

258

555

18.3

291

4.6

81.7

52.0

312

107.3

7
10.00 to <100.00

61

10

70

56.0

66

19.3

14.7

56.2

164

249.0

7
100.00 (default)

47

0

47

0.0

28

100.0

25.9

30

106.0

19
Subtotal

1,450

6,907

8,357

51.2

4,861

1.4

1,090.5

42.4

1,033

21.3

40

32

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
4
Average
maturity in
years
4
RWA
RWA density
in % EL Provisions
2
Retail: other retail as of 31.12.23
0.00 to <0.15

134,559

428,417

562,976

15.5

200,541

0.0

503.5

34.9

10,876

5.4

28
0.15 to <0.25

7,335

11,897

19,233

18.1

9,481

0.2

30.7

34.5

1,456

15.4

6
0.25 to <0.50

7,531

13,790

21,322

19.0

10,146

0.4

30.8

27.4

2,058

20.3

10
0.50 to <0.75

5,241

12,075

17,317

19.8

8,106

0.6

39.9

28.1

2,309

28.5

14
0.75 to <2.50

6,593

8,245

14,838

21.4

8,362

1.2

88.5

42.2

4,711

56.3

44
2.50 to <10.00

2,680

1,213

3,893

18.5

2,757

4.3

39.2

55.6

2,601

94.3

66
10.00 to <100.00

497

109

607

16.8

514

23.7

16.9

52.9

683

133.1

65
100.00 (default)
3

542

44

586

65.0

497

100.0

5.6

527

106.0

48
Subtotal

164,981

475,791

640,772

15.9

240,403

0.4

755.1

34.8

25,220

10.5

281

32
Retail: other retail as of 30.6.23
0.00 to <0.15

142,154

417,291

559,447

15.4

206,676

0.0

512.1

35.5

11,234

5.4

29
0.15 to <0.25

7,399

11,685

19,084

17.8

9,510

0.2

13.0

33.6

1,430

15.0

5
0.25 to <0.50

7,833

13,741

21,574

18.2

10,339

0.4

15.7

28.5

2,198

21.3

11
0.50 to <0.75

6,201

12,199

18,401

20.1

8,658

0.6

16.3

26.3

2,390

27.6

14
0.75 to <2.50

7,477

10,958

18,435

21.6

9,852

1.4

113.1

37.7

5,087

51.6

50
2.50 to <10.00

3,780

1,038

4,819

24.4

4,035

5.1

90.6

47.0

3,218

79.8

96
10.00 to <100.00

120

76

196

25.1

139

17.6

1.0

30.9

117

84.0

8
100.00 (default)
3

299

8

306

6.9

299

100.0

5.3

317

106.0

15
Subtotal

175,263

466,997

642,260

15.8

249,508

0.3

767.1

35.1

25,993

10.4

230

34
Retail: other retail as of 31.12.22
0.00 to <0.15

112,246

293,242

405,488

18.2

165,459

0.0

476.9

29.2

8,095

4.9

20
0.15 to <0.25

4,477

8,336

12,814

20.9

6,215

0.2

11.4

27.7

808

13.0

3
0.25 to <0.50

7,096

11,982

19,078

19.1

9,379

0.4

14.4

28.1

1,982

21.1

9
0.50 to <0.75

6,982

13,524

20,506

20.5

9,752

0.6

18.8

23.8

2,424

24.9

15
0.75 to <2.50

6,607

8,983

15,590

22.3

8,608

1.1

34.4

39.7

4,692

54.5

37
2.50 to <10.00

1,029

891

1,920

17.0

1,179

4.5

3.2

63.4

1,413

119.9

38
10.00 to <100.00

62

43

105

28.4

74

19.9

1.0

27.5

59

79.2

4
100.00 (default)

92

1

93

71.0

82

100.0
<0.1

87

106.0

10
Subtotal

138,592

337,003

475,595

18.5

200,748

0.2

560.2

29.5

19,561

9.7

137

27
Total 31.12.23

906,357

671,503

1,577,860

21.2

1,057,823

0.9

2,935.1

29.5

1.5

206,895

19.6

2,400

1,889
Total 30.6.23

893,712

670,695

1,564,408

21.6

1,035,187

0.9

2,861.2

29.9

1.5

212,282

20.5

1,953

1,514
Total 31.12.22

614,082

418,816

1,032,899

23.0

708,165

0.6

1,930.9

30.0

1.3

120,958

17.1

1,345

957
1 Numbers of obligors represent an aggregation of the client relationships in the UBS Group excluding Credit Suisse along with the client relationships in Credit Suisse. RWA calculations are based on the applicable rules and models approved by FINMA for the respective legal entities. Refer to the “Introduction and basis for preparation” section of this report for more information about the approach applied for regulatory calculations and disclosures.

2 In line with BCBS Pillar 3 disclosure requirements, provisions are only provided for the sub-totals by asset class. Provisions reflect IFRS Accounting Standards Expected Credit Losses (ECL)
accounting provisions for credit losses

on A-IRB exposures.

3 Includes defaulted purchased credit-impaired

(PCI) positions.

4 Defaulted exposures disclosed in the

table are excluded from average

loss given default (LGD) and

average maturity information as

not relevant for risk

weighting. Prior periods have been
adjusted accordingly. Further,

Retail asset classes are excluded from the average maturity, as maturity is not relevant for risk weighting.

5 From October 2023 onward, QRRE include unutilized limits for clients of Swisscard AECS Gm

bH.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

Credit derivatives used as CRM techniques
Semi-annual |
Where credit

derivatives are

used as credit

risk mitigation,

the PD of

the obligor

is in general

substituted with
the PD of the

hedge provider.

In addition, default correlation

between the obligor

and the hedge provider

is taken into
account through

the double

default approach.

The impact

of credit

derivatives used

as CRM

techniques on

advanced
internal ratings-based (A-IRB)

credit risk has

been immaterial for

past reporting

periods and continued

to be immaterial
for this

reporting

period. Therefore

,

we have

discontinued the

disclosure

of the

“CR7: IRB

– effect

on RWA

of credit
derivatives used as CRM techniques” table, in line with

FINMA Circular 2016/1, General principles

of disclosure.
▲
›
Refer to the “CCR6: Credit derivatives exposures” table in the

“Counterparty credit risk” section of this report for

notional and fair
value information about credit derivatives used as

CRM
The table below provides definitions applied in the

CR8 table below.
Definitions of credit risk and counterparty credit risk

RWA movement table components for CR8 and CCR7
The references in the table below refer to the line numbers provided in the CR8 and CCR7 movement tables below.
Reference Description Definition
2 Asset size
Movements arising in the ordinary course of business, such

as new transactions, sales and write-offs.
3 Asset quality / Credit
quality of counterparties
Movements resulting from changes in

the underlying credit quality of

counterparties. These are caused
by changes to risk parameters, e.g., counterparty

ratings, LGD estimates or credit hedges.
4 Model updates
Movements arising from the implementation of

new models and from parameter changes

to existing
models.

The

RWA

effect

of

model

updates is

estimated based

on

the

portfolio at

the

time

of

the
implementation of the change.
5 Methodology and policy
Movements

due

to

methodological

changes

in

calculations

driven

by

regulatory

policy

changes,
including revisions

to existing

regulations, new

regulations and

add-ons mandated

by the

regulator.
The effect of methodology and policy

changes on RWA is estimated based on the

portfolio at the time
of the implementation of the change.
6 Acquisitions and disposals
Movements as a result of disposal or

acquisition of business operations, quantified

based on the credit
risk exposures as of the end of the quarter preceding a disposal or following an acquisition. Purchases and sales of exposures in the ordinary course of business are reflected under
Asset size
.
7 Foreign exchange
movements
Movements as a result of exchange rate changes of transaction currencies against the US dollar.
8
Other

Movements due to changes that cannot be attributed

to any other category.
RWA flow statements of credit risk exposures under the A-IRB approach
Quarterly |

Credit risk

RWA under

the A-IRB

approach increased

by USD 0.2bn

to USD 210.0bn

during the

fourth quarter
of 2023. This balance

includes credit risk

under the A-IRB

approach, as

well as credit

risk under the

supervisory slotting
approach.
Currency effects, driven

by the weakening

of the US

dollar against other

major currencies, resulted

in an RWA

increase
of USD 11.0bn.
Movements in asset quality, including changes

in risk density across the overall portfolio,

decreased RWA by USD 9.7bn,
mainly due to

an improvement across the

lending portfolios in

the Global Wealth Management

and Personal &

Corporate
Banking, driven by the active reduction of

higher risk density exposures, as well

as due to actions to actively unwind

the
Non-core and Legacy portfolio.
Movements in asset size increased RWA

by USD 0.3bn,

mainly due to an increase in mortgage

loans, primarily in Global
Wealth Management,

as well

as higher

balances with

central banks.

This was

partly offset

by a

reduction in

loans and
loan commitments to corporates in Non-core and Legacy.
Model

updates

decreased

RWA

by

USD 1.4bn,

primarily

driven

by

RWA

decreases

of

USD 1.7bn

related

to

the
recalibration of certain multipliers as a result of improvements to models.

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR8: RWA flow statements of credit risk exposures under IRB
USD m
For the quarter
ended 31.12.23
For the quarter
ended 30.9.23
For the quarter
ended 30.6.23
For the quarter
ended 31.3.23
1 RWA as of the beginning of the quarter

209,775

215,714

121,417

120,958
2 Asset size

262

(3,229)

2,042

(4,920)
3 Asset quality

(9,651)

489

(2,320)

3,339
4 Model updates

(1,369)

974

933

1,346
5 Methodology and policy
5a of which: regulatory add-ons
6 Acquisitions and disposals

92,486
6a of which: acquisition of the Credit Suisse Group

92,486
6b of which: other
7 Foreign exchange movements

10,981

(3,640)

1,156

694
8 Other

(532)
9 RWA as of the end of the quarter

209,998

209,775

215,714

121,417
▲

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

Backtesting
Annual |
The following tables provide backtesting data to validate

the reliability of PD calculations for

all Pillar 1 PD models

that are approved by FINMA for UBS Group. Separate tables
are provided for UBS Group excluding

Credit Suisse and for Credit Suisse. Refer

to the “Key features of our main credit risk models” table

under “Credit risk models” in the “Risk
management and control”

section of the UBS Group Annual Report 2023,

available under “Annual reporting” at
ubs.com/investors
, for more information. The estimated

PDs are
forward-looking average

PDs at the

beginning of the

respective twelve-month

period. These are

compared with

the simple average

of historical default

rates.

More information
about backtesting of credit models

is provided under “Backtesting” in

the “Risk management and control” section

of the UBS Group

Annual Report 2023, available under

“Annual
reporting” at
ubs.com/investors
.

CR9: IRB – Backtesting of probability of default (PD) per portfolio
UBS Group excluding Credit Suisse
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Central governments and central banks as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.0
< 0.1 < 0.1

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2
< 0.1 < 0.1

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.3

0.4
< 0.1 < 0.1

0

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.5

0.7
< 0.1 < 0.1

0

0

0.0
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.5

1.4
< 0.1 < 0.1

0

0

0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

5.7

3.7
< 0.1 < 0.1

0

0

0.0
10.00 to <100.00 Caa1 to C CCC to C CCC to C

16.2

13.0
< 0.1 < 0.1

0

0

0.0
Subtotal

0.0

1.3

0.1

0.1

0

0

0.0
Central governments and central banks as of 31.12.22
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.0
< 0.1 < 0.1

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2
< 0.1 < 0.1

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.3

0.3
< 0.1 < 0.1

0

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.7
< 0.1 < 0.1

0

0

0.0
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.5

1.3
< 0.1 < 0.1

0

0

0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

5.2

3.8
< 0.1 < 0.1

0

0

0.0
10.00 to <100.00 Caa1 to C CCC to C CCC to C

12.9

13.0
< 0.1 < 0.1

0

0

0.0
Subtotal

0.0

1.2
< 0.1

0.1

0

0

0.0

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
UBS Group excluding Credit Suisse
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Banks and securities dealers as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.0

0.5

0.5

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

0.3

0.2

1

1

0.1
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

0.2

0.2

0

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6
< 0.1

0.1

0

0

0.1
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.8

1.4

0.1

0.1

0

0

0.1
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.5

3.3

0.2

0.1

0

0

0.2
10.00 to <100.00 Caa1 to C CCC to C CCC to C

13.7

16.2
< 0.1 < 0.1

0

0

0.8
Subtotal

0.6

0.7

1.5

1.2

1

1

0.1
Banks and securities dealers as of 31.12.22
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.0

0.5

0.5

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

0.3

0.3

0

0

0.1
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

0.2

0.2

0

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6
< 0.1 < 0.1

0

0

0.1
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.7

1.3

0.2

0.1

0

0

0.1
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.1

3.2

0.2

0.2

0

0

0.2
10.00 to <100.00 Caa1 to C CCC to C CCC to C

11.9

16.0
< 0.1 < 0.1

0

0

0.9
Subtotal

0.5

0.6

1.4

1.5

0

0

0.1

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
UBS Group excluding Credit Suisse
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Public-sector entities, multi-lateral development banks as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

0.2

0.2

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

0.2

0.2

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.3

0.3

0.2

0.2

0

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6
< 0.1 < 0.1

0

0

0.4
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.4

1.4
< 0.1 < 0.1

0

0

0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

0.0

0.0

0

0

0.0
10.00 to <100.00 Caa1 to C CCC to C CCC to C

0.0

0.0

0

0

6.3
Subtotal

0.2

0.2

0.6

0.6

0

0

0.0
Public-sector entities, multi-lateral development banks as of 31.12.22
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

0.2

0.2

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

0.1

0.2

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.3

0.2

0.2

0

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6
< 0.1 < 0.1

0

0

0.5
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

0.9

1.4
< 0.1 < 0.1

0

0

0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

3.0

2.7
< 0.1

0.0

0

0

0.0
10.00 to <100.00 Caa1 to C CCC to C CCC to C

0.0

0.0

0

0

6.7
Subtotal

0.5

0.2

0.6

0.6

0

0

0.0

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
UBS Group excluding Credit Suisse
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Corporates: specialized lending as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

0.5

0.5

0

0

0.1
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

0.3

0.3

0

0

0.1
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

0.6

0.6

1

0

0.1
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

0.5

0.5

0

0

0.1
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.3

1.4

1.3

1.3

3

0

0.4
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

3.3

3.3

0.3

0.3

4

0

1.2
10.00 to <100.00 Caa1 to C CCC to C CCC to C

11.0

11.0
< 0.1 < 0.1

1

0

5.9
Subtotal

1.0

1.0

3.5

3.5

9

0

0.3
Corporates: specialized lending as of 31.12.22
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

0.5

0.5

0

0

0.1
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

0.3

0.3

0

0

0.1
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

0.6

0.6

0

0

0.1
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

0.5

0.5

0

0

0.2
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.3

1.4

1.3

1.3

1

0

0.4
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

3.3

3.4

0.4

0.3

3

0

1.2
10.00 to <100.00 Caa1 to C CCC to C CCC to C

11.0

11.0
< 0.1 < 0.1

0

0

4.9
Subtotal

1.2

1.1

3.6

3.5

4

0

0.3

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
UBS Group excluding Credit Suisse
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Corporates: other lending as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

6.9

6.7

7

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

2.3

2.1

2

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

3.0

2.8

5

1

0.2
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

2.9

2.8

4

0

0.3
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.4

1.5

10.5

9.2

41

0

0.7
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.4

3.9

5.0

4.5

207

37

2.3
10.00 to <100.00 Caa1 to C CCC to C CCC to C

15.0

17.3

0.2

0.2

31

9

12.3
Subtotal

2.6

1.4

30.8

28.3

297

47

0.3
Corporates: other lending as of 31.12.22
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

7.0

6.9

19

2

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

2.3

2.3

9

1

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

3.0

3.0

8

1

0.2
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

2.8

2.9

8

1

0.3
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.5

1.5

10.8

10.5

116

48

0.7
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.3

4.1

5.5

5.0

150

17

2.1
10.00 to <100.00 Caa1 to C CCC to C CCC to C

13.4

16.8

0.3

0.2

49

3

12.3
Subtotal

2.7

1.5

31.6

30.8

359

73

0.3

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
UBS Group excluding Credit Suisse
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Retail: residential mortgages as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

139.0

138.5

83

1

0.1
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

22.9

22.5

33

1

0.1
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

29.3

28.8

30

0

0.1
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

14.6

14.5

121

83

0.4
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.3

1.3

26.2

27.7

65

3

0.4
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.4

4.2

8.4

9.6

107

9

1.2
10.00 to <100.00 Caa1 to C CCC to C CCC to C

15.1

15.5

0.9

1.1

44

4

3.5
Subtotal

0.9

0.5

241.4

242.5

483

101

0.2
Retail: residential mortgages as of 31.12.22
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

138.0

139.0

81

7

0.1
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

22.5

22.9

18

1

0.1
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

28.9

29.3

30

5

0.1
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

14.3

14.6

22

2

0.3
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.3

1.3

26.0

26.2

70

11

0.4
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.3

4.4

7.9

8.4

80

19

1.2
10.00 to <100.00 Caa1 to C CCC to C CCC to C

15.4

15.7

0.8

0.9

33

5

3.5
Subtotal

1.0

0.5

238.2

241.4

334

50

0.2

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
UBS Group excluding Credit Suisse
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Retail: qualifying revolving retail exposure as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.0

457.1

460.7

138

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

201.6

208.1

175

0

0.2
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

95.6

94.3

228

6

0.3
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

70.2

70.4

270

8

0.4
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.4

1.3

143.7

140.8

1,072

71

1.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.6

4.1

81.7

84.1

2,377

96

3.4
10.00 to <100.00 Caa1 to C CCC to C CCC to C

19.3

19.4

14.7

16.3

4,377

1,195

25.0
Subtotal

1.4

0.9

1,064.6

1,074.7

8,637

1,376

0.7
Retail: qualifying revolving retail exposure as of 31.12.22
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.0

458.1

457.1

180

1

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

208.5

201.6

215

0

0.2
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.3

97.3

95.6

207

13

0.3
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

70.2

70.2

332

25

0.4
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.4

1.3

138.9

143.7

1,209

148

1.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.2

4.1

77.7

81.7

2,510

162

3.5
10.00 to <100.00 Caa1 to C CCC to C CCC to C

19.1

19.3

13.3

14.7

3,742

696

24.9
Subtotal

1.3

0.8

1,064.0

1,064.6

8,395

1,045

0.7

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
UBS Group excluding Credit Suisse
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Retail: other retail as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.0

476.9

462.2

34

3

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

11.4

10.3

2

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

14.4

12.8

6

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

18.8

14.4

10

0

0.0
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.1

1.1

34.4

35.6

18

1

0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.5

3.6

3.2

4.8

14

0

0.1
10.00 to <100.00 Caa1 to C CCC to C CCC to C

19.9

20.7

1.0

1.0

24

3

0.5
Subtotal

0.2

0.2

560.2

541.1

108

7

0.0
Retail: other retail as of 31.12.22
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.0

499.1

476.9

89

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

9.3

11.4

5

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.3

10.5

14.4

18

1

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

11.3

18.8

26

2

0.0
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.2

1.1

45.3

34.4

56

4

0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.4

3.6

3.5

3.2

31

0

0.1
10.00 to <100.00 Caa1 to C CCC to C CCC to C

20.7

20.7

1.0

1.0

56

2

0.4
Subtotal

0.1

0.2

579.9

560.2

281

9

0.0

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
Credit Suisse
2
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Central governments and central banks as of 31.12.22
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.0

<0.1

<0.1

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

<0.1

<0.1

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

<0.1

<0.1

1

0

0.5
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

<0.1

<0.1

0

0

0.0
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.1

1.0

<0.1

<0.1

0

0

0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

6.0

6.2

<0.1

<0.1

1

0

1.2
10.00 to <100.00 Caa1 to C CCC to C CCC to C

28.2

28.2

<0.1

<0.1

0

0

13.2
Subtotal

0.1

3.2

0.1

0.1

2

0

0.6
Banks and securities dealers as of 31.12.22
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

1.6

1.5

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

0.1

0.1

0

0

0.1
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

0.1

0.1

5

0

0.5
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

<0.1

<0.1

2

0

0.4
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.6

1.5

0.1

0.1

3

0

0.3
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.8

5.0

0.2

0.2

2

0

0.6
10.00 to <100.00 Caa1 to C CCC to C CCC to C

18.0

20.4

<0.1

<0.1

0

0

2.1
Subtotal

0.3

0.6

2.1

1.9

12

0

0.2
Public-sector entities, multi-lateral development banks as of 31.12.22
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

<0.1

<0.1

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

<0.1

<0.1

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

<0.1

<0.1

0

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.7

0.7

<0.1

<0.1

0

0

0.1
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.1

1.1

<0.1

0.0

0

0

0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.7

5.5

<0.1

<0.1

0

0

0.0
10.00 to <100.00 Caa1 to C CCC to C CCC to C

0.0

<0.1

0

0
Subtotal

1.7

0.6

0.1

0.1

0

0

0.0

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
Credit Suisse
2
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Corporates: specialized lending as of 31.12.22
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

0.8

0.8

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

0.7

0.7

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

0.4

0.5

0

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

0.3

0.3

1

0

0.2
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.4

1.3

0.6

0.6

1

0

0.4
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

3.7

3.7

0.1

0.1

1

0

4.3
10.00 to <100.00 Caa1 to C CCC to C CCC to C

14.7

14.7

<0.1

0.0

0

0

18.2
Subtotal

0.8

0.6

3.0

2.8

3

0

0.4
Corporates: other lending as of 31.12.22
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

2.7

2.8

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

1.2

1.3

1

1

0.1
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

1.5

1.5

2

0

0.1
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.7

0.7

0.8

2

0

0.2
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.5

1.4

1.8

1.7

11

0

0.8
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

6.0

5.6

1.6

1.7

33

1

2.0
10.00 to <100.00 Caa1 to C CCC to C CCC to C

18.0

18.5

0.1

0.1

14

1

13.7
Subtotal

1.6

1.6

9.7

9.8

63

3

0.7
Retail: residential mortgages as of 31.12.22
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

43.7

44.2

7

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

38.1

37.7

6

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.3

0.3

51.1

48.2

15

0

0.1
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

6.0

5.2

18

0

0.2
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.3

1.3

6.0

5.0

25

0

0.3
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.5

4.4

0.7

0.6

19

0

3.8
10.00 to <100.00 Caa1 to C CCC to C CCC to C

18.2

17.1

<0.1

<0.1

2

0

18.2
Subtotal

0.3

0.3

145.8

140.8

92

0

0.2

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
Credit Suisse
2
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Retail: qualifying revolving retail exposure as of 31.12.22
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.0

0

0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.0

0.0

0

0
0.25 to <0.50 Baa3 BBB– BBB–

0.0

0.0

0

0
0.50 to <0.75 Ba1 BB+ BB+

0.0

0.0

0

0
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.3

1.3

745.9

563.3

3,907

0

1.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

0.0

0.0

0

0

1.1
10.00 to <100.00 Caa1 to C CCC to C CCC to C

0.0

0.0

0

0
Subtotal

1.3

1.3

745.9

563.3

3,907

0

0.9
Retail: other retail as of 31.12.22
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.0

50.5

47.8

13

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

3.9

3.9

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

3.5

3.4

3

0

0.1
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.7

1.3

1.3

0

0

0.1
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.6

1.8

96.0

95.3

964

123

1.1
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

5.5

5.5

81.8

86.2

2,755

289

3.7
10.00 to <100.00 Caa1 to C CCC to C CCC to C

17.9

19.2

0.2

0.3

0

0

0.1
Subtotal

0.4

2.7

237.3

238.3

3,735

412

2.2
1 The estimated PDs are forward-looking

average PDs at the beginning of the

twelve-month period, which started at the end of December

2022 (2021). Averages of historical default rates

cover a period starting at the earliest in

2008 and ending at the end of 2023 (2022).

Numbers in brackets relate to views labeled
“as of 31.12.22”.

2 The estimated PDs are forward-looking average

PDs at the beginning of the twelve-month period, which started at the end of December 2021. Averages of historical default

rates cover a period starting at the earliest in 2001 and

ending at the end of 2022. The number “of

which: new defaulted
obligors in the year” is not available for all portfolios. This mainly affects the asset class “Retail: qualifying revolving retail exposure”. For some sub-portfolios prudential asset class information is not captured in the underlying risk data, requiring approximations.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

Semi-annual |

The table below

provides information

about specialized

lending exposures,

subject to the

supervisory slotting
approach. Exposures related

to specialized lending for the

UBS Group excluding Credit

Suisse are included in

the “CR6:
IRB – Credit risk exposures by portfolio and

PD range” table in this section.
CR10: Specialized lending
USD m, except where indicated
On-balance sheet
amount
Off-balance sheet
amount
Risk weight
in % Exposure amount
1
RWA EL
31.12.23
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong Less than 2.5 years

292

139

50

368

195
Equal to or more than 2.5 years

152

248

70

288

214

1
Good Less than 2.5 years

1,703

190

70

1,807

1,341

7
Equal to or more than 2.5 years

349

104

90

396

378

3
Satisfactory

405

34

115
2

423

516

12
Weak

139

62

250

173

459

14
Default

32

32

16
Total

3,073

776

3,488

3,103

53
High-volatility commercial real estate
Regulatory categories and remaining maturity
Default
Total
30.6.23
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong Less than 2.5 years

719

63

50

749

397

0
Equal to or more than 2.5 years

298

555

70

574

426

2
Good Less than 2.5 years

1,296

214

70

1,387

1,029

6
Equal to or more than 2.5 years

591

136

90

640

610

5
Satisfactory

731

139

115
2

753

918

21
Weak

7

27

250

20

52

2
Default

165

0

165

0

83
Total

3,806

1,134

4,287

3,432

118
High-volatility commercial real estate
Regulatory categories and remaining maturity
Default

2

1

1
Total

2

1

1
1 Exposure amounts in connection with income-producing real estate.

2 For a portion of the exposure, a risk weight of 120% is applied.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Credit risk

Equity exposures
Semi-annual

|
The

table

below

provides

information

about

our

equity

exposures

under

the

simple

risk-weight

method.
Compared

with

30 June

2023,

RWA

from

equity

positions

under

the

simple

risk-weight

approach

decreased

by
USD 2.0bn

to

USD 5.5bn,

primarily

due

to

a

reclassification

of

investments

in

associates

from

the

simple

risk-weight
approach to exposures subject to thresholds

for deduction as well as reductions

in exposures.
CR10: IRB (equities under the simple risk-weight method)
USD m, except where indicated
On-balance sheet
amount
Off-balance sheet
amount
Risk weight
in %
1
Exposure amount
2
RWA
1
31.12.23
Exchange-traded equity exposures

33

300

33

105
Other equity exposures

1,262

400

1,262

5,350
Total

1,295

1,295

5,454
30.6.23
Exchange-traded equity exposures

33

300

33

106
Other equity exposures

1,739

400

1,739

7,371
Total

1,772

1,772

7,477
31.12.22
Exchange-traded equity exposures

10

300

10

33
Other equity exposures

881

400

881

3,735
Total

891

891

3,768
1 RWA are calculated post-application of

the A-IRB multiplier of 6%, therefore the

respective risk weight is higher than

300% and 400%.

2 The exposure amount for

equities

in the banking book is based

on the
net position.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Counterparty credit risk

Counterparty credit risk
Introduction
Semi-annual I
This

section

provides

information

about

the

exposures

subject

to

the

Basel III

counterparty

credit

risk

(CCR)
framework.

CCR

arises

from

over-the-counter

(OTC)

derivatives

and

exchange-traded

derivatives

(ETDs),

securities
financing

transactions

(SFTs),

and

long

settlement

transactions.

We

determine

the

regulatory

credit

exposure

on

the
majority of our derivatives portfolio

by applying the internal

model method (EEPE). For the

rest of the derivatives portfolio
we apply

the standardized

approach

for counterparty

credit

risk (SA-CCR).

For the

majority of

SFTs

we determine

the
regulatory

credit

exposure

using

the

value-at-risk

(VaR)

approach.

For

the

rest

of

the

SFTs

portfolio

we

apply

the
comprehensive approach for credit

risk mitigation (CRM).
▲
Counterparty credit risk management
Annual |
The table below presents an overview

of Pillar 3 disclosures that

are provided separately in the

UBS Group Annual
Report 2023, available under “Annual reporting” at
ubs.com/investors
.
CCRA: Counterparty credit risk management
Pillar 3 disclosure requirement UBS Group Annual Report 2023 section
Disclosure

UBS Group Annual
Report 2023 page
number
Risk management objectives and
policies related to counterparty
credit risk
Risk management and control – Traded products
– Credit hedging
– Mitigation of settlement risk
116–117
119
119
Consolidated financial statements – Note 1a item 2j Hedge accounting
– Note 11 Derivative instruments
310–311
334–336
The method used to assign the
operating limits defined in terms of
internal capacity for counterparty
credit exposures and for CCP
exposures
Risk management and control – Risk governance
– Portfolio and position limits
– Credit risk
–

Overview of measurement, monitoring and
management techniques
– Credit hedging
– Credit risk models
101–103
109
111
119
119–123
Policies relating to guarantees and
other risk mitigants, and
counterparty risk assessment
Risk management and control – Credit risk mitigation 118–119
Consolidated financial statements – Note 11 Derivative instruments
– Note 22 Offsetting financial assets and financial liabilities
334–336
380–381
Policies with respect to wrong-way
risk exposures
Risk management and control – Exposure at default 121
The effect on the firm of a credit
rating downgrade (i.e., amount of
collateral that the firm would be
required to provide) and the
disclosure on rating actions
Capital, liquidity and funding, and
balance sheet
– Credit ratings 171–172
▲

31 December 2023 Pillar 3 Report |
UBS Group | Counterparty credit risk

Counterparty credit risk exposure
Semi-annual I
The CCR1 table

below presents

the methods

used to calculate

CCR exposure.

Compared with

30 June 2023,
derivative

exposures subject

to the

internal model

method

decreased

by USD

7.7bn,

mainly driven

by a

methodology
change

resulting

in

the

increased

use

of

the

standardized

approach

for

counterparty

credit

risk

in

the

Non-core

and
Legacy

portfolio

along

with

market-driven

movements,

mainly

in

the

Investment

Bank.

SFT

exposures

under

the
comprehensive approach decreased by USD 4.7bn, primarily due to lower levels of client activity in the Investment Bank, as well as the increased use of the repo VaR model.
CCR1: Analysis of counterparty credit risk (CCR) exposure by approach

USD m, except where indicated
Replacement cost
Potential future
exposure EEPE
Alpha used for
computing
regulatory EAD
EAD
post-CRM RWA
31.12.23
1 SA-CCR (for derivatives)

6,441

7,475

1.4

19,482

8,525
2 Internal model method (for derivatives)

30,579

1.6
1

48,891

16,460
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)

14,148

3,355
5 VaR (for SFTs)

42,916

10,884
6 Total

125,437

39,224
30.6.23
1 SA-CCR (for derivatives)

4,274

8,250

1.4

17,533

7,495
2 Internal model method (for derivatives)

35,432

1.6
1

56,609

19,761
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)

18,859

4,463
5 VaR (for SFTs)

41,840

8,314
6 Total

134,841

40,033
31.12.22
1 SA-CCR (for derivatives)

3,843

5,073

1.4

12,483

5,326
2 Internal model method (for derivatives)

27,400

1.6
1

43,840

16,066
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)

14,311

3,959
5 VaR (for SFTs)

37,754

9,273
6 Total

108,387

34,624
1 A conservative treatment for the purpose of calculating exposure profiles is applied to material trades with wrong-way risk features, along with alpha factor of 1.0.
▲
Semi-annual |
The

CCR2

table

below

presents

the

credit

valuation

adjustment

(CVA)

capital

charge

with

a

breakdown

by
standardized and

advanced approaches.

In addition

to the

default risk

capital requirements

for CCR on

derivatives, we
add a

CVA

capital charge

to cover

the risk

of mark-to-market

losses associated

with the

deterioration of

counterparty
credit quality.

The advanced

CVA VaR

approach has

been used

to calculate

the CVA

capital charge

for the

majority of
derivatives. Where this is not feasible, the standardized

CVA approach

has been used.
Compared with

30 June 2023,

CVA risk-weighted

assets

(RWA) decreased

by USD

0.5bn to

USD 8.8bn.

In the

fourth
quarter

of

2023,

USD 4.9bn

of

exposure

at

default

(EAD)

on

derivatives

subject

to

the

standardized

approach

for
counterparty credit risk

and USD 1.3bn

of RWA

were reclassified

from advanced CVA

to standardized

CVA, better

aligning
the CVA capital treatment across the Group. The RWA impact will be phased in over the fourth quarter of 2023 and the
first quarter of 2024.
CCR2: Credit valuation adjustment (CVA) capital charge
31.12.23 30.6.23 31.12.22
USD m EAD post-CRM RWA EAD post-CRM RWA EAD post-CRM RWA
Total portfolios subject to the advanced CVA capital charge

49,216

4,904

58,493

6,246

42,687

1,526
1 (i) VaR component (including the 3× multiplier)

630

1,254

208
2 (ii) Stressed VaR component (including the 3× multiplier)

4,274

4,992

1,317
3 All portfolios subject to the standardized CVA capital charge

17,700

3,904

13,694

3,089

12,176

2,784
4 Total subject to the CVA capital charge

66,916

8,808

72,187

9,335

54,863

4,310
▲
Semi-annual |
We

have

discontinued

the

disclosure

of

the

“CCR3:

Standardized

approach

–

CCR

exposures

by

regulatory
portfolio and risk weights” table, starting with the 31 December 2022 Pillar 3 Report, on the grounds of materiality. The majority of our CCR exposures are subject to advanced internal ratings-based (A-IRB) risk weights or disclosed separately when related to central

counterparties. Our CCR exposures subject

to standardized risk weights amounted

to USD 8.1bn.
›
Refer to the “CCR4: IRB – CCR exposures by portfolio

and PD scale” and the “CCR8: Exposures to

central counterparties” tables in
this section for more information about counterparty credit

risk exposures subject to A-IRB risk weights and

central
counterparties, respectively
▲

31 December 2023 Pillar 3 Report |
UBS Group | Counterparty credit risk

Semi-annual

|
The

CCR4

table

below

provides

a

breakdown

of

the

key

parameters

used

for

the

calculation

of

capital
requirements

under

the

A-IRB

approach

across

Swiss

Financial

Market

Supervisory

Authority

(FINMA)-defined

asset
classes. EAD in this section represents exposure at default

post credit risk mitigation.
Compared with 30 June 2023, EAD decreased

by USD 7.1bn to USD 117.3bn across

the various asset classes, and RWA
remained unchanged at USD 36.2bn.

In the Central governments and central banks

asset class, EAD increased by USD 3.0bn to USD 12.8bn, mainly as a result
of increased exposures

in SFTs in

Group Items, predominantly

reflecting net new

excess cash reinvestment

trades.

RWA
slightly decreased to USD 0.7bn.
In

the

Banks

and

securities

dealers

asset

class,

EAD

decreased

by

USD 0.9bn

to

USD 31.2bn,

and

RWA

decreased

by
USD 0.1bn to USD 8.7bn, primarily driven by lower derivative exposures in Group Items.

In the Public-sector entities and multi-lateral development banks asset class, EAD increased by USD 0.4bn to USD 1.0bn,
mainly due to an increase in derivative exposures in the Investment

Bank. RWA remained unchanged at USD 0.1bn.
In the Corporates:

including specialized lending

asset class, EAD

decreased by USD 8.7bn

to USD 64.2bn, primarily

due
to exposure decreases in SFTs and foreign exchange derivatives in the Investment Bank. RWA increased by USD

0.1bn to
USD 25.7bn.

In the Retail:

other retail asset

class, EAD decreased

by USD 0.8bn to

USD 8.1bn, and RWA

decreased by USD 0.1bn

to
USD 0.9bn, mainly due to a decrease in derivative exposures

in Personal & Corporate Banking.

›
Refer to the “CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk

(VaR)” table in
this section for more information about RWA, including details of movements in CCR RWA
CCR4: IRB – CCR exposures by portfolio and PD scale
USD m, except where indicated EAD post-CRM
Average PD
in %
Number of obligors
(in thousands)
1
Average LGD
in %
2
Average maturity
in years
2
RWA
RWA density
in %
Central governments and central banks as of 31.12.23
0.00 to <0.15

12,373

0.0

0.1

47.3

0.5

514

4.2
0.15 to <0.25

207

0.2
< 0.1

54.1

0.6

58

27.8
0.25 to <0.50

210

0.4
< 0.1

75.4

1.0

157

74.9
0.50 to <0.75

1

0.7
< 0.1

60.0

2.5

1

113.1
0.75 to <2.50

3

1.6
< 0.1

55.0

1.0

3

115.2
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

12,793

0.0

0.2

47.9

0.5

733

5.7
Central governments and central banks as of 30.6.23
0.00 to <0.15

9,036

0.0

0.2

43.6

0.7

390

4.3
0.15 to <0.25

408

0.2
< 0.1

48.0

0.4

96

23.5
0.25 to <0.50

316

0.3
< 0.1

84.6

1.0

267

84.7
0.50 to <0.75

0

0.7
< 0.1

60.0

2.5

0

113.1
0.75 to <2.50

2

1.6
< 0.1

65.0

1.0

3

136.2
2.50 to <10.00

2

2.6
< 0.1

70.5

1.0

3

179.1
10.00 to <100.00
100.00 (default)
Subtotal

9,764

0.0

0.2

45.1

0.7

759

7.8
Central governments and central banks as of 31.12.22
0.00 to <0.15

13,058

0.0

0.1

46.2

0.6

572

4.4
0.15 to <0.25

248

0.2
< 0.1

52.2

0.4

63

25.4
0.25 to <0.50

482

0.3
< 0.1

93.3

0.6

434

90.0
0.50 to <0.75
0.75 to <2.50

15

1.1
< 0.1

95.0

0.2

21

142.1
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

13,802

0.0

0.1

48.0

0.6

1,089

7.9

31 December 2023 Pillar 3 Report |
UBS Group | Counterparty credit risk

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD m, except where indicated EAD post-CRM
Average PD
in %
Number of obligors
(in thousands)
1
Average LGD
in %
2
Average maturity
in years
2
RWA
RWA density
in %
Banks and securities dealers as of 31.12.23
0.00 to <0.15

25,342

0.1

0.5

52.5

0.8

5,036

19.9
0.15 to <0.25

2,874

0.2

0.2

49.4

0.8

1,160

40.4
0.25 to <0.50

1,640

0.4

0.1

53.7

1.2

1,067

65.1
0.50 to <0.75

330

0.7
< 0.1

52.8

1.3

287

86.9
0.75 to <2.50

897

1.4

0.1

52.3

0.7

988

110.1
2.50 to <10.00

156

3.1
< 0.1

21.8

1.1

131

84.1
10.00 to <100.00

0

13.0
< 0.1

50.0

0.0

0

250.5
100.00 (default)
Subtotal

31,239

0.1

1.1

52.0

0.8

8,670

27.8
Banks and securities dealers as of 30.6.23
0.00 to <0.15

25,860

0.1

0.6

52.4

0.8

5,033

19.5
0.15 to <0.25

3,297

0.2

0.2

49.9

0.9

1,321

40.1
0.25 to <0.50

1,563

0.4

0.1

53.5

1.0

960

61.4
0.50 to <0.75

462

0.6
< 0.1

53.7

1.1

412

89.2
0.75 to <2.50

728

1.3

0.1

55.8

0.7

846

116.3
2.50 to <10.00

271

4.0
< 0.1

15.2

1.6

193

71.3
10.00 to <100.00

1

14.3
< 0.1

50.0

0.5

2

265.1
100.00 (default)
Subtotal

32,180

0.2

1.2

52.0

0.8

8,767

27.2
Banks and securities dealers as of 31.12.22
0.00 to <0.15

16,205

0.1

0.3

49.9

0.7

2,960

18.3
0.15 to <0.25

3,876

0.2

0.2

48.4

0.7

1,390

35.9
0.25 to <0.50

1,713

0.4

0.1

53.0

0.6

802

46.8
0.50 to <0.75

431

0.6
< 0.1

56.3

0.7

286

66.3
0.75 to <2.50

553

1.2
< 0.1

59.5

0.7

660

119.4
2.50 to <10.00

95

4.2
< 0.1

85.5

0.3

78

82.5
10.00 to <100.00
100.00 (default)
Subtotal

22,872

0.2

0.9

50.4

0.7

6,176

27.0
Public-sector entities and multi-lateral development banks as of 31.12.23
0.00 to <0.15

930

0.0
< 0.1

51.2

2.2

113

12.1
0.15 to <0.25

109

0.2
< 0.1

40.9

1.2

24

21.5
0.25 to <0.50

2

0.4
< 0.1

97.2

1.3

2

84.6
0.50 to <0.75
0.75 to <2.50

0

1.0
< 0.1

27.6

1.0

0

47.4
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

1,042

0.0
< 0.1

50.2

2.1

138

13.3
Public-sector entities and multi-lateral development banks as of 30.6.23
0.00 to <0.15

603

0.0
< 0.1

48.5

1.3

69

11.5
0.15 to <0.25

84

0.2
< 0.1

33.0

1.3

15

17.9
0.25 to <0.50

1

0.4
< 0.1

100.0

1.3

1

87.6
0.50 to <0.75

0

0.6
< 0.1

100.0

1.0

0

112.5
0.75 to <2.50

0

1.9
< 0.1

5.0

1.0

0

8.9
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

688

0.1
< 0.1

46.6

1.3

85

12.4
Public-sector entities and multi-lateral development banks as of 31.12.22
0.00 to <0.15

438

0.0
< 0.1

51.5

0.9

45

10.2
0.15 to <0.25

97

0.2
< 0.1

37.6

1.3

20

20.6
0.25 to <0.50

1

0.4
< 0.1

88.3

1.5

1

82.0
0.50 to <0.75

0

0.6
< 0.1

35.0

1.0

0

39.4
0.75 to <2.50

0

1.9
< 0.1

5.0

1.0

0

8.9
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

536

0.1
< 0.1

49.1

1.0

66

12.2

31 December 2023 Pillar 3 Report |
UBS Group | Counterparty credit risk

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD m, except where indicated EAD post-CRM
Average PD
in %
Number of obligors
(in thousands)
1
Average LGD
in %
2
Average maturity
in years
2
RWA
RWA density
in %
Corporates: including specialized lending as of 31.12.23
3
0.00 to <0.15

41,868

0.0

12.6

34.8

0.6

4,086

9.8
0.15 to <0.25

6,415

0.2

2.5

49.5

0.7

2,355

36.7
0.25 to <0.50

4,500

0.4

0.8

72.0

0.8

4,537

100.8
0.50 to <0.75

4,875

0.6

0.9

72.2

0.5

7,744

158.8
0.75 to <2.50

3,629

1.3

1.4

46.2

0.6

4,422

121.9
2.50 to <10.00

2,827

4.7

0.4

19.7

0.8

2,515

89.0
10.00 to <100.00

1

18.8
< 0.1

23.1

1.0

1

128.5
100.00 (default)

38

100.0
< 0.1

40

106.0
Subtotal

64,152

0.5

18.5

41.7

0.6

25,699

40.1
Corporates: including specialized lending as of 30.6.23
3
0.00 to <0.15

50,828

0.0

13.8

36.0

0.5

6,168

12.1
0.15 to <0.25

8,271

0.2

2.4

47.0

0.7

3,762

45.5
0.25 to <0.50

4,303

0.4

0.8

82.0

0.6

5,283

122.8
0.50 to <0.75

2,290

0.6

0.8

59.5

0.8

3,239

141.5
0.75 to <2.50

4,433

1.3

1.3

32.4

0.5

4,239

95.6
2.50 to <10.00

2,749

4.2

0.3

21.9

0.8

2,825

102.8
10.00 to <100.00

15

16.4
< 0.1

36.9

1.0

28

183.8
100.00 (default)

5

100.0
< 0.1

6

106.0
Subtotal

72,896

0.3

19.5

39.9

0.6

25,550

35.0
Corporates: including specialized lending as of 31.12.22
3
0.00 to <0.15

43,162

0.0

11.5

34.3

0.5

5,820

13.5
0.15 to <0.25

7,559

0.2

2.1

53.0

0.6

4,154

54.9
0.25 to <0.50

3,206

0.4

0.6

91.7

0.7

4,828

150.6
0.50 to <0.75

1,857

0.6

0.6

79.0

0.7

3,478

187.3
0.75 to <2.50

4,933

1.2

1.0

35.0

0.4

4,454

90.3
2.50 to <10.00

1,938

3.8

0.1

17.8

1.3

1,675

86.4
10.00 to <100.00
100.00 (default)

6

100.0
< 0.1

6

106.0
Subtotal

62,660

0.3

15.8

40.4

0.5

24,416

39.0
Retail: other retail as of 31.12.23
0.00 to <0.15

6,338

0.0

16.4

40.6

349

5.5
0.15 to <0.25

237

0.2

0.5

33.2

34

14.4
0.25 to <0.50

349

0.4

0.5

27.8

68

19.5
0.50 to <0.75

331

0.6

0.3

26.8

92

27.9
0.75 to <2.50

657

1.1

1.2

35.7

295

44.9
2.50 to <10.00

175

3.3

0.2

28.8

82

46.7
10.00 to <100.00

9

20.3
< 0.1

53.3

14

154.8
100.00 (default)

1

100.0
< 0.1

1

106.0
Subtotal

8,096

0.3

19.1

38.6

934

11.5
Retail: other retail as of 30.6.23
0.00 to <0.15

7,028

0.0

17.9

38.8

377

5.4
0.15 to <0.25

269

0.2

0.4

31.6

40

14.8
0.25 to <0.50

441

0.3

0.4

33.4

111

25.1
0.50 to <0.75

320

0.6

0.3

29.4

104

32.5
0.75 to <2.50

664

1.1

1.2

35.7

332

49.9
2.50 to <10.00

135

3.8

0.1

24.9

63

46.7
10.00 to <100.00

21

20.8
< 0.1

21.7

13

62.1
100.00 (default)
Subtotal

8,879

0.3

20.4

37.5

1,040

11.7
Retail: other retail as of 31.12.22
0.00 to <0.15

4,680

0.0

16.0

29.4

214

4.6
0.15 to <0.25

148

0.2

1.0

30.2

21

14.0
0.25 to <0.50

260

0.3

1.2

28.0

58

22.3
0.50 to <0.75

295

0.6

1.9

27.6

89

30.2
0.75 to <2.50

686

1.1

1.3

35.7

315

45.9
2.50 to <10.00

99

3.4

0.2

30.4

57

57.3
10.00 to <100.00

21

15.3

0.1

41.9

37

175.9
100.00 (default)
Subtotal

6,189

0.3

21.8

30.0

791

12.8
Total 31.12.23

117,322

0.3

39.0

45.0

0.7

36,174

30.8
Total 30.6.23

124,407

0.3

41.4

43.3

0.7

36,200

29.1
Total 31.12.22

106,060

0.2

38.7

43.0

0.6

32,538

30.7
1 Numbers of obligors represent an aggregation of the

client relationships in the UBS Group excluding Credit

Suisse along with the client relationships in

Credit Suisse. RWA calculations are based

on the applicable
rules and models

approved by FINMA

for the respective

legal entities.

2 Defaulted exposures

disclosed in the

table are excluded

from average

loss given default

(LGD) and average

maturity information

as not
relevant for risk weighting. Prior periods have been adjusted accordingly.

Further, Retail asset classes are

excluded from the average maturity, as they

are not subject to maturity treatment.

3 Includes exposures to
managed funds.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Counterparty credit risk

Semi-annual |
The CCR5 table

below presents

a breakdown

of collateral

posted or received

relating to

CCR exposures

from
derivative transactions and SFTs

.
Compared

with

30 June

2023,

the

fair

value

of

collateral

received

for

SFTs

increased

by

USD 4.8bn

to

USD 700.8bn,
mainly

related

to

increases

in

sovereign

and

other

debt

securities,

predominantly

reflecting

net

new

excess

cash
reinvestment trades, partly offset by

decreases in cash and equity

securities, mainly reflecting lower levels of

client activity
in the Investment

Bank. The

fair values of

collateral received

and posted for

derivative transactions

were broadly

in line
with the balances as of 30 June 2023.
CCR5: Composition of collateral for CCR exposure
1
Collateral used in derivative transactions Collateral used in SFTs
Fair value of collateral received Fair value of posted collateral
Fair value of
collateral received
Fair value of
posted collateral
USD m Segregated Unsegregated Total Segregated Unsegregated Total
31.12.23
Cash – domestic currency

1,610

30,376

31,987

1,512

20,019

21,531

33,309

85,716
Cash – other currencies

0

25,300

25,300

2,707

25,564

28,270

19,032

72,818
Sovereign debt

14,285

14,837

29,122

16,185

13,898

30,083

307,453

160,086
Other debt securities

2,801

13,554

16,354

1,281

2,412

3,692

75,580

53,096
Equity securities

6,237

11,457

17,695

2,961

9,797

12,758

239,839

182,784
Other collateral
2

948

5,047

5,995

0

132

132

25,622

10,119
Total

25,882

100,572

126,454

24,646

71,821

96,467

700,835

564,619
30.6.23
Cash – domestic currency

1,282

31,074

32,356

2,009

21,879

23,888

43,268

99,218
Cash – other currencies

0

27,913

27,913

5,292

26,270

31,563

24,792

55,218
Sovereign debt

11,955

15,273

27,228

12,614

12,845

25,459

286,534

175,448
Other debt securities

2,074

13,492

15,567

2,779

1,274

4,053

69,461

50,695
Equity securities

5,498

12,645

18,143

2,509

9,854

12,363

243,118

174,188
Other collateral
2

1,115

3,763

4,878

0

32

32

28,895

10,561
Total

21,924

104,160

126,084

25,203

72,155

97,358

696,068

565,328
31.12.22
Cash – domestic currency

1,904

28,136

30,040

1,719

11,627

13,346

33,378

56,422
Cash – other currencies

0

20,408

20,408

4,895

16,856

21,750

13,950

32,551
Sovereign debt

9,446

9,500

18,947

5,243

9,294

14,537

219,698

153,964
Other debt securities

1,443

2,866

4,308

235

1,600

1,835

53,981

32,922
Equity securities

3,650

271

3,921

1,659

6,122

7,781

210,316

147,128
Other collateral
2

653

1

654

0

287

287

28,449

8,502
Total

17,096

61,181

78,277

13,751

45,786

59,537

559,773

431,488
1 This table

includes collateral

received and posted

with and without

the right of

rehypothecation, but

excludes securities placed

with central banks

related to undrawn

credit lines and

for payment, clearing

and
settlement purposes for which there were no associated liabilities or contingent liabilities.

2 Includes fund investments, asset-backed securities,

and mortgage-backed securities.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Counterparty credit risk

Semi-annual |
The CCR6 table below presents an overview of credit

risk protection bought or sold through

credit derivatives.

Compared with 30 June

2023, notionals for

credit derivatives decreased

by USD 50.5bn to

USD 150.8bn for protection
bought and by USD 56.7bn

to USD 132.8bn for protection sold,

primarily driven by single-name credit

default swaps and
index credit default swaps, mainly reflecting

a reduction in hedging requirements

due to unwinding of the Credit

Suisse
business.
CCR6: Credit derivatives exposures
31.12.23 30.6.23 31.12.22
USD m
Protection
bought
Protection

sold
Protection
bought
Protection

sold
Protection
bought
Protection

sold
Notionals
1
Single-name credit default swaps

60,366

57,615

86,437

86,737

20,257

22,545
Index credit default swaps

86,207

74,168

108,264

100,605

22,824

18,687
Total return swaps

2,609

1,053

3,165

1,597

794

413
Credit options

1,573

0

3,355

558

1,693

0
Total notionals

150,756

132,836

201,221

189,498

45,567

41,645
Fair values
Positive fair value (asset)

2,038

1,931

2,784

2,612

568

482
Negative fair value (liability)

3,251

1,488

3,400

2,846

577

632
1 Includes notional amounts for client-cleared transactions.
▲
Counterparty credit risk risk-weighted assets
Quarterly |
The CCR7 table below presents a flow statement explaining changes in CCR RWA determined under the internal model method (the IMM) for derivatives and the VaR

approach for SFTs.
CCR RWA

on derivatives

under

the

IMM decreased

by USD 2.0bn

to USD

17.3bn

during the

fourth

quarter

of 2023.
Methodology

and

policy updates

resulted in

a

decrease

of USD

1.4bn,

mainly

due

to a

change

in the

treatment

of a
derivatives portfolio

from the

internal model

-based approach

to the

standardized

approach.

Asset quality

movements
contributed

to

an

RWA

decrease

of

USD 0.9bn,

mainly

due

to

an

improvement

in

the

risk

density

of

clients

in

the
Investment Bank.

Model updates

resulted in

a

decrease

of USD

0.7bn, primarily

related

to the

recalibration

of certain
multipliers as a result

of improvements to

models. These decreases

were partly offset

by increases of

USD 0.5bn due to
foreign exchange movements and USD 0.4bn from asset

size movements.
CCR RWA on

SFTs under the

VaR approach increased

by USD 2.2bn to

USD 11.0bn during the

fourth quarter

of 2023.
The RWA

increase of

USD 2.1bn from

asset quality

movements

was primarily

due to

an increase

in the

risk density

of
clients in the Investment

Bank. An update to the

VaR model resulted in an

increase of USD 1.4bn. These

increases were
partly offset

by a

decrease of

USD 1.5bn from

asset size

movements, primarily

due to

lower client

activity levels

in the
Investment Bank.
›
Refer to “Definitions of credit risk and counterparty credit risk

RWA movement table components for CR8 and CCR7” in

the
“Credit risk” section of this report for definitions of CCR RWA movement table components

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)

For the quarter ended 31.12.23 For the quarter ended 30.9.23 For the quarter ended 30.6.23 For the quarter ended 31.3.23
USD m Derivatives SFTs Total Derivatives SFTs Total Derivatives SFTs Total Derivatives SFTs Total
Subject to
IMM
Subject
to VaR
Subject to
IMM
Subject
to VaR
Subject to
IMM
Subject
to VaR
Subject to
IMM
Subject
to VaR
1
RWA as of the beginning of the
quarter

19,274

8,748

28,022

20,329

8,472

28,801

15,921

7,402

23,324

16,438

9,421

25,859
2 Asset size

385

(1,460)

(1,076)

1,914

(180)

1,733

2,856

(746)

2,109

(224)

(1,090)

(1,314)
3 Credit quality of counterparties

(868)

2,086

1,218

(2,007)

386

(1,622)

(1,515)

121

(1,394)

(213)

(1,039)

(1,251)
4 Model updates

(671)

1,431

760

(663)

182

(481)

(1,246)

62

(1,184)

(124)

91

(33)
5
Methodology and policy

(1,371)

(1,371)
5a of which: regulatory add-ons
6 Acquisitions and disposals

4,321

1,631

5,952
6a of which: acquisition of the
Credit Suisse Group

4,321

1,631

5,952
6b of which: other
7 Foreign exchange movements

525

191

716

(298)

(111)

(409)

(8)

2

(6)

45

19

63
8 Other
9 RWA as of the end of the
quarter

17,273

10,996

28,270

19,274

8,748

28,022

20,329

8,472

28,801

15,921

7,402

23,324
▲

31 December 2023 Pillar 3 Report |
UBS Group | Counterparty credit risk

Semi-annual

|
The

CCR8

table

below

presents

a

breakdown

of

exposures

to

central

counterparties

and

related

RWA.
Compared with 30

June 2023, exposures

to qualifying central

counterparties increased

by USD 17.2bn to

USD 92.8bn,
primarily due to market-driven movements on exchange-traded

derivatives in the Investment Bank.
CCR8: Exposures to central counterparties
31.12.23 30.6.23 31.12.22
USD m EAD (post-CRM) RWA EAD (post-CRM) RWA EAD (post-CRM) RWA
1 Exposures to QCCPs (total)
1

92,813

2,960

75,625

2,375

53,936

1,374
2
Exposures for trades at QCCPs (excluding initial margin and default fund
contributions); of which

56,241

1,016

45,088

828

31,367

554
3 (i) OTC derivatives

6,104

117

5,796

110

6,053

116
4 (ii) Exchange-traded derivatives

43,803

773

30,737

546

17,442

281
5 (iii) Securities financing transactions

6,335

127

8,555

171

7,872

157
6 (iv) Netting sets where cross-product netting has been approved
7 Segregated initial margin
8 Non-segregated initial margin
2

32,831

189

26,184

140

20,720

84
9 Pre-funded default fund contributions

3,741

1,754

4,353

1,408

1,849

737
10 Unfunded default fund contributions
11 Exposures to non-QCCPs (total)

479

678

514

714

438

633
12
Exposures for trades at non-QCCPs (excluding initial margin and default fund
contributions); of which

436

436

472

472

397

397
13 (i) OTC derivatives

0

0
14 (ii) Exchange-traded derivatives

433

433

459

459

378

378
15 (iii) Securities financing transactions

2

2

13

13

19

19
16 (iv) Netting sets where cross-product netting has been approved
17 Segregated initial margin
18 Non-segregated initial margin
2

9

9

10

10

11

11
19 Pre-funded default fund contributions

20

49

18

51

16

49
20 Unfunded default fund contributions
3

15

184

15

182

14

176
1 Qualifying central counterparties (QCCPs) are entities licensed by regulators to operate as CCPs and meet the requirements outlined in FINMA Circular 2017/7

"Credit risks – banks".

2 Exposures associated with
initial margin, where the exposures

are measured under the IMM

or the VaR

approach, have been included within

the exposures for trades

(refer to line 2 for

QCCPs and line 12 for

non-QCCPs). The exposures for
non-segregated initial margin (refer to line 8 for QCCPs and line 18 for non-QCCPs), i.e.,

not bankruptcy-remote in accordance with FINMA Circular 2017/7, reflect the replacement costs under SA-CCR multiplied by
an alpha factor of 1.4. The

RWA reflect the exposure multiplied by the applied

risk weight of derivatives. Under

SA-CCR, collateral posted to a segregated,

bankruptcy-remote account does not increase the value

of
replacement costs.

3 Excludes unfunded default fund contributions that are not subject to RWA calculations in line with regulatory guidance.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Comparison of A-IRB approach

and standardized approach for credit risk

62
Comparison of A-IRB approach and standardized
approach for credit risk
Background
Annual |
In accordance

with current

prudential regulations,

the Swiss

Financial Market

Supervisory Authority

(FINMA) has
approved

our

use

of

the

internal

model

approach

(also

referred

to

as

the

advanced

internal

ratings-based

(A-IRB)
approach) for

calculating the

required capital

for the

majority of

our credit

risk and

counterparty credit

risk exposures,
with the standardized approach used for only

a relatively small proportion of credit

exposures.
On

12 June

2023,

UBS

Group AG

acquired

Credit

Suisse

Group AG.

Upon

legal

close,

we

have

applied

existing

UBS
prudent

risk

management

practices

and escalation

protocols

to

material

risks

of

Credit

Suisse.

UBS

and

Credit

Suisse
continue to rely

on their respective

established governance

and risk control

framework. RWA

calculations are based

on
the applicable rules and models approved by FINMA for the respective legal entities. This section provides an overview of the differences between the approved internal models and the standardized approach.
The

principal

differences

between

the

internal

models

and

the

standardized

approach

are

based

on

the

current
standardized

approach

rules,

without

consideration

of

the

material

revisions

announced

by

the

Basel

Committee

on
Banking Supervision (the BCBS) in December 2017 and

expected to go live on 1 January 2025.

We believe the A-IRB approach adequately captures economic risks and is paramount for the appropriate representation
of the capital requirements

related to risk-taking

activities. Within a

strong risk control framework,

in combination with
robust stress-testing practices, strict

risk limits, as

well as leverage and

liquidity requirements, the

internal model approach
promotes a proactive risk culture, setting the right incentives to prudently manage risks.

›
Refer to the “Acquisition and integration of

Credit Suisse” and the “Risk management and control”

sections of the UBS Group
Annual Report 2023, available under ”Annual

reporting” at
ubs.com/investors , for more information.
Key methodological differences between internal model approach and standardized approach
Methodological differences

primarily arise

due to

the measurement

of exposure

at default

(EAD) and

the risk

weights
applied. In both cases, the treatment of credit risk mitigation, such as collateral, can have a significant effect. In line with the

BCBS

objectives,

the

internal

model

approach

aims

to

balance

the

maintaining

of

prudent

levels

of

capital

while
encouraging, where appropriate, the

use of advanced risk management techniques.
EAD measurement
The model-based approaches to derive estimates

of EAD for derivatives

and securities financing transactions (SFTs) reflect
the

detailed

characteristics

of individual

transactions.

They

model

the

range

of

possible

exposure

outcomes

across

all
transactions within the same legally enforceable netting set at various future time points. The modeling assesses the net amount that may

be owed to

UBS or that

UBS may owe

to others, taking

into account the

effect of

correlated market
moves over

the potential

time it

may take

to close

out a

position. The

calculation considers

current

market conditions
and is therefore sensitive to deteriorations

in the market environment.

In contrast, EAD

for derivatives

under the regulatory

-prescribed standardized

approach for

counterparty credit

risk (SA-
CCR) rules is based

on market values at the

balance sheet date plus conservative add-ons

to account for potential market
movements

for

derivatives.

For SFTs,

EAD

under

the

standardized

approach

is based

on the

market

values at

balance
sheet

date

less

eligible

financial

collateral,

subject

to

regulatory-prescribed

haircuts
.
The

standardized

approach

gives
limited recognition

to netting

benefits and

portfolio effects

and is

generally less

risk-sensitive than

the internal

model-
based approaches.
Off-balance sheet items

are converted into

credit exposure

equivalents by use

of credit conversion

factors (CCFs).

CCFs
can be modeled or based on standardized approaches;

modeled CCFs can be more tailored and differentiated

.
Risk weights
Under the

internal model

approach,

the maturity

of a

transaction, internal

estimates of

the probability

of default

(PD)
and

the

loss

given

default

(LGD)

are

used

as

inputs

to

the

risk-weight

formula

for

calculating

RWA.

Under

the
standardized approach,

risk weights

are less

granular and

are driven

by ratings

provided

by external

credit assessment
institutions (ECAIs).

The following chart shows standardized approach risk weights and model-based (A-IRB) risk weights for loans of varying maturity. The graphs are plotted

for an AA-rated corporate senior

unsecured loan with an LGD of

45% (consistent with
Foundation-IRB, F-IRB). The

graphs show that standardized

approach risk weights are

not sensitive to maturity,

whereas
A-IRB risk

weights are

sensitive to

maturity. In

particular, under

A-IRB, lower

maturity loans

receive lower

risk weights,
reflecting an increased likelihood of repayment for loans

with a shorter maturity.

31 December 2023 Pillar 3 Report |
UBS Group | Comparison of A-IRB approach

and standardized approach for credit risk

63
The following table provides a summary of the key conceptual differences between the internal model approach and the
standardized approach.
Key differences between the standardized approach and the internal model approach
Standardized approach Internal model approach Key impact
EAD for derivatives SA-CCR is calculated as the replacement costs plus regulatory add-ons that take into account potential
future market moves at predetermined fixed rates.
Internal Models Method (IMM) allows Monte-Carlo
simulation to estimate exposure.
For large diversified derivatives portfolios,
standardized EAD is higher than modeled EAD.
Differentiates add-ons by five exposure types and
three maturity buckets only.
Application of multiplier on IMM exposure estimate.
Limited ability to net. Variability in holding period applied to collateralized transactions, reflecting liquidity risks.
EAD for SFTs The comprehensive approach considers the adjusted exposure after applicable supervisory haircuts on
both the exposure and the collateral received to
take account of possible future fluctuations in the
value of either the exposure or the collateral.
The RepoVaR approach is a model based on Monte-
Carlo and historical simulation to estimate
exposure, computed as quantile exposure.
For large, diversified SFT portfolios, standardized
EAD is higher than modeled EAD.
CCF Credit exposure equivalents are determined by
applying credit conversion factors (CCFs) to off-
balance sheet items. The CCFs vary based on
product type, maturity and the underlying
contractual agreements.
A CCF is applied to model expected future
drawdowns over the 12-month period, irrespective
of the actual maturity of a particular transaction.
The credit conversion factor includes downturn
adjustments and is the result of analysis of internal
data and expert opinion.
Modeled CCFs can be more tailored and
differentiated.
Risk weighting Reliance on ECAIs: where no rating is available, generally a 100% risk weight is applied (e.g., for
most small and medium-size enterprises and funds).
Reliance on internal ratings where each
counterparty / transaction receives a rating.
Model approach produces lower RWA for high-
quality short-term transactions.
Less granular risk weight differentiation with 4 key
weights: 20%, 50%, 100%, 150% (and 0% for
AAA sovereigns; 35%, 75% or 100% for
mortgages; 75% or 100% for retail).
Granular risk-sensitive risk weights differentiation
via individual PDs and LGDs.
Standardized approach produces lower RWA for
non-investment grade and long-term transactions.
No differentiation for transaction features. LGD captures transaction quality features incl.
collateralization.
Impact relevant across all asset classes.
Application of a 1.06 scaling factor.
Risk mitigation Limited recognition of risk mitigation. Risk mitigation recognized via risk sensitive LGD or
EAD.
Standardized approach RWA higher than model
approach RWA for most collaterals.
Restricted list of eligible collateral. Wider variety of collateral types eligible. Impact particularly relevant for Lombard lending and SFTs.
Conservative and crude regulatory haircuts with
limited risk-sensitivity.
Repo VaR allows use of VaR models to estimate
exposure and collateral for SFTs. Approach permits
full diversification and netting across all collateral
types.
Maturity in risk weight No differentiation for maturity of transactions, except for interbank exposures.
Regulatory RWA function considers maturity: the
longer the maturity, the higher the risk weight (see
chart “Risk weight by maturity”).
Model approach produces lower RWA for high-
quality short-term transactions.

31 December 2023 Pillar 3 Report |
UBS Group | Comparison of A-IRB approach

and standardized approach for credit risk

64
Comparison of the internal model approach EAD and leverage

ratio denominator by asset class
The following table

shows the internal

model-based EAD, along with

the average risk weight,

compared with an estimate
of the exposure

measure used

in the leverage

ratio calculation. The

LRD estimates exclude

exposures subject

to market
risk, non-counterparty-related

risk and

standardized

approach credit

risk to

provide a

like-for-like

comparison with

the
internal model-based EAD. As expected,

the LRD estimates exceed

internal model-based EAD for banks and

corporates.
The main methodological

difference is

that LRD estimates

do not consider

physical or financial

collateral, guarantees

or
other credit

risk mitigation

techniques to

reduce the credit

risk. LRD

estimates also

do not

fully reflect

netting and

portfolio
diversification.
Comparison of A-IRB approach EAD and leverage ratio denominator by asset class
31.12.23 A-IRB, credit and counterparty credit risk LRD
in USD bn, except where indicated Net EAD Average RW % RWA
Central governments and central banks

294

2

5

320
Multi-lateral development banks

5

1

0

5
Public-sector entities

5

21

1

5
Banks and securities dealers

48

33

16

161
Corporates

260

51

132

339
Retail

568

16

92

494
of which: Residential mortgages

312

21

65

304
of which: Lombard lending

238

9

22

165
Total

1,179

21

246

1,323
›
Refer to the “Introduction and basis for preparation” section of this report for information about FINMA-defined

asset classes
Comparison of the internal model approach, standardized approach and LRD by asset class

The key differences

between the internal model approach, standardized

approach and LRD per asset

class are discussed
below. For the

IRB risk weight curve, an exemplary LGD

value of 45% and an effective

maturity of 2.5 years are applied
in the graphs,

as these are generic BCBS F-IRB parameters

.
Central governments and central banks, Public-sector entities,

and Multi-lateral development banks
The regulatory net EAD for central governments and central

banks, public-sector entities, and multi-lateral development banks as

of 31 December

2023 was

USD 304bn under

the A-IRB

approach.

Since the

vast majority

of our

exposure

is
driven by exposures to banking

products, the LRD is broadly in

line with the A-IRB

net EAD and we

would expect a similar
amount under the standardized approach

.

The following graph shows

the risk weights

assigned to counterparties

under the A-IRB

approach and the

standardized
approach. The graph shows

that counterparties in the AAA

to A– range (based on

external ratings) would attract

lower
risk weights (0%

and 20%)

under the

standardized approach

than under

the A-IRB

approach. This

is applicable

to the
majority of the Group’s exposures.

Furthermore,

the

Group’s

exposure

weighted-average

maturity

of

its

central

governments

portfolio

under

the

A-IRB
approach is

lower than

the F-IRB

value of

2.5 years

applied in

the graph,

resulting in

a lower

actual model-based

risk
weight curve.

In addition,

the

mapping of

the external

rating ranges

(S&P) to

the internal

PD ranges

as shown

in the
graph is consistent with the Group’s PD masterscale.
Banks and securities dealers

The “Comparison

of A-IRB

approach EAD

and leverage

ratio denominator

by asset

class” table

above shows

that the
EAD for

banks and

securities dealers

under the

internal model

approach as

of 31 December

2023 was

USD 48bn. The
exposures calculated under the leverage ratio are significantly higher than the EAD computed using internal models. This
is because CRM, netting and

portfolio diversification are not reflected in the

leverage ratio exposure calculation.

The EAD
for banks and securities dealers calculated under the standardized approach is significantly higher than the model-based exposures,

primarily driven by the EAD on derivatives and SFTs.

This is because the standardized approach does not

fully
recognize the benefits of netting, portfolio diversification and collateral.

31 December 2023 Pillar 3 Report |
UBS Group | Comparison of A-IRB approach

and standardized approach for credit risk

65
In addition to

the effects of

the exposure calculation

,

credit risk RWA

under the standardized

approach are

higher,

due
to the higher applicable

risk weights. The exposure

weighted-average risk

weight under the

internal model approach

is
33%.

The

following

graph

shows

the

risk

weights

assigned

to

counterparties

under

the

A-IRB

approach

and

the
standardized approach. The

graph shows that

counterparties in the

AAA to

BBB+ range (based

on external ratings)

attract
higher risk

weights (20%

and 50%)

under the

standardized approach

than under

the A-IRB

approach. Approximately
three-quarters of

the Group’s exposures

fall in this

range (based

on internal

ratings),

leading to

higher RWA

under the
standardized approach for these counterparties.
Corporates

The “Comparison

of A-IRB

approach EAD

and leverage

ratio denominator

by asset

class” table

above shows

that the
EAD for

corporates computed under

the internal

model approach as

of 31 December 2023

was USD 260bn. The

exposure
calculated under

the leverage

ratio is

higher than

the EAD

computed using

internal models.

This is

because credit

risk
mitigation, netting and portfolio diversification are

not reflected in the leverage ratio exposure

calculation.

The EAD

for corporates under

the standardized approach

is significantly

higher than the

model-based exposures, primarily
due

to

derivatives

and

SFTs.

For

these

products,

exposures

calculated

under

the

standardized

approach

are

higher,
because the

standardized approach does

not fully

recognize the benefits

of netting,

portfolio diversification

and collateral.

In addition to the effects of the exposure calculation,

credit risk RWA under the standardized approach are higher due to the

higher

applicable

risk

weights.

The

exposure

weighted-average

risk

weight

under

the

internal

model

approach

is
51%.

The

following

graph

shows

the

risk

weights

assigned

to

counterparties

under

the

A-IRB

approach

and

the
standardized approach.

For counterparties in

the AAA

to BB+ range

(based on external

ratings), higher risk

weights (20%,
50% and 100%) are assigned under the standardized approach than under the A-IRB approach. For the corporate asset
class,

approximately

three-quarters

of

the

Group’s

exposures

are

in

this

range

(based

on

internal

ratings),

leading

to
higher RWA under the standardized approach.

Retail
The

retail

portfolio

consists

of

residential

mortgage

loans,

Lombard

lending

and

other

retail

exposures,

and

further
analysis of the

key portfolios

is provided

below.

The EAD

of the retail

asset class under

the internal model

approach as
of 31 December 2023

was USD 568bn, which

is comparable with

the EAD calculated

under the

LRD and the

standardized
approach. This is

because the majority

of retail exposure

is on-balance sheet

exposure. The exposure

weighted-average
risk weight for

the retail asset class

is 16% using

the internal model

approach. This is lower

than the risk

weights assigned
to counterparties under the standardized approach. The maturity of the loan has no impact on the modeled risk weights in the retail asset class.

31 December 2023 Pillar 3 Report |
UBS Group | Comparison of A-IRB approach

and standardized approach for credit risk

66
Residential mortgages
Under the

standardized

approach, fixed
risk weights

are applied

to residential

mortgage exposures,

depending on

the
LTV,

i.e., a risk weight
of 100% for LTV

> 80%, a risk weight of 75% for 80% > LTV

>
67%, and a risk weight of 35%
for LTV < 67%.

The internal model-based
approach considers borrowers’ ability
to service debt

more accurately, including
mortgage affordability
and calibration

based on historic

data. The Group’s
residential mortgage

portfolio is focused

on
the Swiss market

and
the Group

has robust

review processes

concerning borrowers’

ability to
repay.

This results

in the
Group’s residential mortgage portfolio having a low average LTV and results in an average risk weight of 21% under the
A-IRB approach.
Lombard
For

Lombard

lending,

the

average

risk

weight

using

internal

models

is

9%.

The

risk

weight

under

the

standardized
approach would be higher for these exposures

primarily due to the differences

in the treatment of collateral.
Conclusion
Credit risk

RWA

computed

under the

internal model

approach

provides

a more

risk-sensitive

picture

of the

credit

risk
capital requirements and is

more reflective of the

economic risk of the Group. The

use of models produces a strong

link
between capital requirements and business drivers and promotes a proactive risk culture and strong capital requirements awareness

within

the

firm.

A

rigorous

monitoring

and

control

framework

also

ensures

compliance

with

internal

and
regulatory standards.
▲
Securitizations
SECA: Introduction

Annual |
This section provides

details of traditional

and synthetic

securitization exposures

in the banking

and trading

book
based on the Basel

III securitization framework.
In a traditional securitization

a pool of loans (or

other debt obligations) is

typically transferred to structured

entities that
have been established

to own

the pool and

to issue

tranched securities

to third-party

investors referencing

this pool

of
loans. In a synthetic securitization legal ownership of securitized pools of assets is typically retained, but associated credit
risk is

transferred

to structured

entities,

typically

through

guarantees,

credit derivatives

or credit-linked

notes.

In

both
traditional and synthetic securitizations risk is dependent on the seniority of the retained interest and the performance of
the underlying asset pool.

SECA: Objectives, roles and involvement

Securitization in the banking book
UBS is active in various

roles in relation to securitization activity,

including originator, investor and sponsor,

mainly via our
Non-core and Legacy and

Investment Banking business

divisions. We plan to exit

the exposures in Non-core

and Legacy
in near-to-mid term. Securitization exposures in the banking book are aimed at releasing capital and reducing or limiting risk by securitizing the underlying assets.

As originator, we create or purchase financial assets (e.g., commercial mortgages or corporate loans), and then securitize
them in a traditional or synthetic transaction that achieves significant risk transfer to third party investors. As an investor, we

have

both

securitization

and

re-securitization

transactions

in

the

banking

book

referencing

different

types

of
underlying assets, predominantly real estate loans (commercial and residential).

Securitization in the trading book
Securitizations

held

in

the

trading

book

are

part

of

trading

activities,

including

market-making

and

client

facilitation.
These holdings may

also result

from the

retention of

certain securitization

positions held as

an investor,

including from
securitizations we

may have

originated or

sponsored. In

the trading

book, securitization

and re-securitization

positions
are measured at fair value, reflecting

market prices where available, or based on our

internal pricing models.

Type of structured entities and affiliated entities involved in securitization transactions
For

securitization

transactions,

the

type

of

structured

entities

or

special

purpose

vehicles

employed

is

selected

as
appropriate

based

on

the

type

of

transaction

undertaken.

Examples

include

limited

liability

companies,

common

law
trusts and depositor entities.
›
Refer to “Note 29 Interests in subsidiaries and other entities”

in the “Consolidated financial statements” section of the

UBS Group
Annual Report 2023, available under ”Annual reporting”

at
ubs.com/investors , for further information about interests in structured entities.

31 December 2023 Pillar 3 Report |
UBS Group | Securitizations

Managing and monitoring of the credit and market risk

of
securitization

positions
Banking

book

securitization

portfolio

is

subject

to

risk

monitoring,

which

may

include

interest

rate

and

credit

spread
sensitivity analysis, as well as inclusion in firm-wide stress test metrics.
Trading book securitization positions are subject to

multiple risk limits, such as

management value-at-risk (VaR) and stress
limits, as

well as market

value limits. However,

regulatory VaR excludes

credit spread risks

from the securitization

portfolio,
which are treated instead under the securitization approach

for regulatory purposes.
›
Refer to the “Risk management and control” section of the

UBS Group Annual Report 2023, available under ”Annual

reporting” at
ubs.com/investors
, for more information about management and monitoring

of credit and market risk
Accounting policies
Refer to “Consolidation and related policies” in “Note

1 Summary of material accounting policies” in the “Consolidated financial

statements”

section

of

the

UBS

Group

Annual

Report

2023,

available

under

”Annual

reporting”

at
ubs.com/investors
, for information about accounting policies that relate

to securitization activities.
Regulatory capital treatment of securitization structures
For

banking

book

securitizations,

the

regulatory

capital

requirements

are

calculated

using

the

following

hierarchy

of
approaches: the securitization internal ratings-based approach, the securitization external ratings-based approach or the
securitization standardized

approach. Otherwise,

a 1,250% risk

weight is applied

as a fallback.

External ratings used

in
regulatory capital

calculations

for securitization

risk exposures

in the

banking book

are obtained

from Fitch,

Moody’s,
S&P or DBRS.
For trading book

securitizations, the

regulatory capital

requirements are

calculated using a

ratings-based approach,

the
supervisory formula approach or the weighted-average

risk-weight approach.
▲
Securitization exposures in the banking and trading books
Semi-annual |
The SEC1

and SEC2

tables show

the balance

sheet carrying

values of

securitization exposures

in the

banking
and trading books

as of 31 December

2023 and 30 June

2023, respectively. The

securitization activity is

further broken
down

by

role

(originator,

sponsor

or

investor)

and

by

securitization

type

(traditional

or

synthetic).

For

synthetic
securitization transactions, the amounts disclosed

reflect the securitization exposure retained

by us. The SEC3 and SEC4
tables

provide

the

regulatory

capital

requirements

associated

with

the

banking

book

securitization

exposures
differentiated by our role in the securitization.
Development of securitization exposures in the second half

of 2023
Compared

with 30 June

2023,

securitization exposures

in the

banking book

decreased

by USD 7.3bn

to USD

56.7bn,
mainly driven

by an

accelerated roll-off

arising from

our actions

to actively

unwind the

portfolio, in

addition to

natural
roll-off, in Non-core and Legacy

.
Compared with 30 June 2023, securitization exposures in the trading book decreased by USD 0.4bn to USD 0.2bn, with a corresponding RWA decrease

of USD 0.6bn, mainly in

Non-core and Legacy,

in traditional wholesale exposures

where
the firm acts as an investor.

31 December 2023 Pillar 3 Report |
UBS Group | Securitizations

SEC1: Securitization exposures in the banking book
Bank acts as originator Bank acts as sponsor Bank acts as investor Total
USD m Traditional Synthetic Subtotal Traditional Synthetic Subtotal Traditional Synthetic Subtotal
31.12.23
Asset classes
1 Retail (total)

306

549

855

29

29

7,558

7,558

8,442
2 of which: residential mortgage

501

501

1,887

1,887

2,388
3 of which: credit card receivables

29

29

808

808

837
4 of which: other retail exposures
1

306

48

354

4,863

4,863

5,217
5 Wholesale (total)

667

37,215

37,882

361

361

9,837

9,837

48,080
6 of which: loans to corporates or SME

25,492

25,492

1,736

1,736

27,228
7 of which: commercial mortgage

11,565

11,565

1,056

1,056

12,621
8 of which: lease and receivables

2,921

2,921

2,921
9 of which: other wholesale

667

158

825

361

361

4,124

4,124

5,310
10 Re-securitization

11

11

146

146

157
11
Total securitization / re-securitization
(including retail and wholesale)

984

37,764

38,748

390

390

17,541

17,541

56,679
30.6.23
Asset classes
1 Retail (total)

384

498

882

539

539

9,431

9,431

10,851
2 of which: residential mortgage

451

451

2,505

2,505

2,956
3 of which: credit card receivables

221

221

869

869

1,090
4 of which: other retail exposures
1

384

46

430

318

318

6,056

6,056

6,805
5 Wholesale (total)

721

40,094

40,815

1,649

1,649

10,477

10,477

52,942
6 of which: loans to corporates or SME

28,758

28,758

148

148

3,287

3,287

32,193
7 of which: commercial mortgage

11,227

11,227

1,037

1,037

12,264
8 of which: lease and receivables

850

850

3,406

3,406

4,256
9 of which: other wholesale

721

109

830

651

651

2,748

2,748

4,229
10 Re-securitization

9

9

133

133

142
11
Total securitization / re-securitization
(including retail and wholesale)

1,114

40,592

41,706

2,189

2,189

20,041

20,041

63,935
31.12.22
Asset classes
1 Retail (total)

2

2

2
2 of which: residential mortgage

2

2

2
3 of which: credit card receivables
4 of which: other retail exposures
1
5 Wholesale (total)

1,424

1,424

1,424
6 of which: loans to corporates or SME
7 of which: commercial mortgage
8 of which: lease and receivables
9 of which: other wholesale

1,424

1,424

1,424
10 Re-securitization
11
Total securitization / re-securitization
(including retail and wholesale)

1,425

1,425

1,425
1 Includes unsecured consumer loans, solar leases and automobile loans.

31 December 2023 Pillar 3 Report |
UBS Group | Securitizations

SEC2: Securitization exposures in the trading book

Bank acts as originator Bank acts as sponsor Bank acts as investor Total
USD m Traditional Synthetic Subtotal Traditional Synthetic Subtotal Traditional Synthetic Subtotal
31.12.23
Asset classes
1 Retail (total)

6

6

27

16

43

50
2 of which: residential mortgage

6

6

23

16

39

46
4 of which: other retail exposures

4

4

4
5 Wholesale (total)

27

4

31

54

85

139

170
6
of which: loans to corporates or SME

1

0

1

1
7
of which: commercial mortgage

27

27

53

85

138

165
9 of which: other wholesale

4

4

4
10 Re-securitization

9

9

6

6

16
11
Total securitization / re-securitization
(including retail and wholesale)

27

13

41

6

6

88

101

188

235
30.6.23
Asset classes
1 Retail (total)

2

2

117

15

132

135
2 of which: residential mortgage

2

2

27

15

42

45
4 of which: other retail exposures

90

90

90
5 Wholesale (total)

48

4

52

35

1

36

358

61

419

506
6 of which: loans to corporates or SME

258

0

258

258
7 of which: commercial mortgage

48

48

35

1

36

100

61

161

244
9 of which: other wholesale

4

4

4
10 Re-securitization

10

10

12

12

22
11
Total securitization / re-securitization
(including retail and wholesale)

48

14

62

37

1

38

487

76

563

664
31.12.22
Asset classes
1 Retail (total)

1

1

3

3

8

1

9

12
2 of which: residential mortgage

1

1

3

3

8

1

9

12
4 of which: other retail exposures
5 Wholesale (total)

103

4

107

41

41

330

43

373

520
6 of which: loans to corporates or SME
7 of which: commercial mortgage

103

103

41

41

330

43

373

516
9 of which: other wholesale

4

4

4
10 Re-securitization

10

10

11
11
Total securitization / re-securitization
(including retail and wholesale)

103

14

118

43

43

339

44

382

543

31 December 2023 Pillar 3 Report |
UBS Group | Securitizations

SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor
USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
31.12.23 ≤20% RW
>20% to
50% RW
>50% to
100% RW
>100% to
<1250% RW 1250% RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
Asset classes
1 Total exposures

39,138

37,849

775

247

219

49

38,464

411

214

49

8,565

6,980

806

151

628

667

558

52

8

49
2 Traditional securitization

1,374

378

698

88

161

49

700

411

214

49

1,822

237

806

151

628

128

19

52

8

49
3 of which: securitization

1,363

378

698

78

160

49

700

411

203

49

1,807

237

806

136

628

126

19

52

6

49
4 of which: retail underlying

335

141

66

45

33

49

83

203

49

954

190

136

628

58

3

6

49
5 of which: wholesale

1,028

237

632

33

127

700

328

853

237

616

0

68

19

49
6 of which: re-securitization

11

10

1

11

15

15

2

2
7 of which: senior

8

8

8

8

8

1

1
8 of which: non-senior

3

2

1

3

7

7

1

1
9 Synthetic securitization

37,764

37,471

77

159

58

37,764

6,743

6,743

539

539
10 of which: securitization

37,764

37,471

77

159

58

37,764

6,743

6,743

539

539
11 of which: retail underlying

549

548

1

549

103

103

8

8
12 of which: wholesale

37,215

36,923

77

159

57

37,215

6,640

6,640

531

531
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
30.6.23
Asset classes
1 Total exposures

43,894

41,626

1,686

302

262

18

40,828

493

2,555

18

9,507

7,467

983

823

233

721

597

51

54

18
2 Traditional securitization

3,302

1,647

1,121

302

213

18

753

493

2,037

18

2,223

291

983

715

233

139

23

51

45

18
3 of which: securitization

3,293

1,647

1,121

293

213

18

753

493

2,028

18

2,212

291

983

704

233

138

23

51

45

18
4 of which: retail underlying

923

579

237

3

85

18

0

176

728

18

895

421

240

233

40

0

7

15

18
5 of which: wholesale

2,370

1,068

885

289

128

753

317

1,300

1,317

291

562

463

98

23

45

29
6 of which: re-securitization

9

9

9

11

11

1

1
7 of which: senior

8

8

8

8

8

1

1
8 of which: non-senior

1

1

1

3

3
9 Synthetic securitization

40,592

39,979

564

49

40,075

518

7,284

7,176

108

583

574

9
10 of which: securitization

40,592

39,979

564

49

40,075

518

7,284

7,176

108

583

574

9
11 of which: retail underlying

498

497

0

1

498

95

95

8

8
12 of which: wholesale

40,094

39,482

564

48

39,577

518

7,190

7,081

108

575

567

9
13 of which: re-securitization
14 of which: senior
15 of which: non-senior

31 December 2023 Pillar 3 Report |
UBS Group | Securitizations

SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor (continued)
USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
31.12.22 ≤20% RW
>20% to
50% RW
>50% to
100% RW
>100% to
<1250% RW 1250% RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
Asset classes
1 Total exposures
2 Traditional securitization
3 of which: securitization
4 of which: retail underlying
5 of which: wholesale
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior

31 December 2023 Pillar 3 Report |
UBS Group | Securitizations

SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor

USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
31.12.23
≤20% RW
>20% to
50% RW
>50% to
100% RW
>100% to
<1250% RW 1250% RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
Asset classes
1 Total exposures

17,541

13,571

2,610

840

498

21

126

725

16,669

21

5,994

19

275

5,438

263

359

2

21

314

21
2 Traditional securitization

17,541

13,571

2,610

840

498

21

126

725

16,669

21

5,994

19

275

5,438

263

359

2

21

314

21
3 of which: securitization

17,395

13,571

2,610

698

498

17

126

725

16,527

17

5,803

19

275

5,296

214

344

2

21

303

17
4 of which: retail underlying

7,557

5,483

1,734

269

71

82

7,475

1,808

52

1,756

133

4

129
5 of which: wholesale

9,838

8,088

876

429

427

17

126

643

9,052

17

3,995

19

223

3,540

213

211

2

17

174

17
6 of which: re-securitization

146

142

4

142

4

191

142

49

15

11

4
7 of which: senior

146

142

4

142

4

191

142

49

15

11

4
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
30.6.23
Asset classes
1 Total exposures

20,041

15,330

3,352

903

440

16

943

628

18,454

16

6,002

141

243

5,408

209

375

11

19

327

16
2 Traditional securitization

20,041

15,330

3,352

903

440

16

943

628

18,454

16

6,002

141

243

5,408

209

375

11

19

327

16
3 of which: securitization

19,908

15,330

3,352

772

440

15

943

628

18,323

15

5,849

141

243

5,277

187

363

11

19

317

15
4 of which: retail underlying

9,430

6,623

2,590

199

18

1

169

9,261

1

1,862

64

1,783

15

149

5

143

1
5 of which: wholesale

10,477

8,707

762

573

422

14

943

459

9,062

14

3,987

141

179

3,494

172

213

11

14

174

14
6 of which: re-securitization

133

131

2

131

2

153

131

21

12

10

2
7 of which: senior

133

131

2

131

2

153

131

21

12

10

2
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior

31 December 2023 Pillar 3 Report |
UBS Group | Securitizations

SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor (continued)
USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
31.12.22 ≤20% RW
>20% to
50% RW
>50% to
100% RW
>100% to
<1250% RW 1250% RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
Asset classes
1 Total exposures

1,425

1,345

77

3

80

1,342

3

271

28

201

42

22

2

16

3
2 Traditional securitization

1,425

1,345

77

3

80

1,342

3

271

28

201

42

22

2

16

3
3 of which: securitization

1,425

1,345

77

3

80

1,342

3

271

28

201

42

22

2

16

3
4 of which: retail underlying

2

2

2

22

22

2

2
5 of which: wholesale

1,424

1,345

77

2

80

1,342

2

249

28

201

20

20

2

16

2
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
▲

31 December 2023 Pillar 3 Report |
UBS Group | Market risk

Market risk
Overview
Semi-annual |
The amount

of capital

required

to

underpin

market

risk in

the

regulatory

trading book

is calculated

using a
variety of methods approved by the Swiss Financial Market Supervisory Authority (FINMA). The components contributing to market

risk risk-weighted

assets (RWA)

are value-at-risk

(VaR), stressed

value-at-risk (SVaR),

an add-on

for risks

that
are

potentially

not

fully

modeled

in

VaR

(risks

not

in

VaR,

or

RniV),

the

incremental

risk

charge

(the

IRC)

and

the
securitization framework for securitization positions in the trading book.
▲
Annual |
The table below

presents an

overview of Pillar

3 disclosures separately

provided in the

UBS Group Annual

Report
2023, available under “Annual reporting” at
ubs.com/investors
.
MRA: Market risk
Pillar 3 disclosure requirement UBS Group Annual Report 2023 section Disclosure
UBS Group Annual
Report 2023 page
number
Strategies and processes of the
bank for market risk
Risk management and control – Risk appetite framework
– Market risk
–

Overview of measurement, monitoring and
management techniques
– Market risk stress loss, Value-at-risk
103–106
126
126–131
Consolidated financial statements – Note 11 Derivative instruments 334–336
Structure and organization of the
market risk management function
Risk management and control – Key risks by business division and Group Items
– Risk governance
98
101–103
Scope and nature of risk reporting
and measurement systems
Risk management and control – Internal risk reporting
– Main sources of market risk, Overview of measurement,
monitoring and management techniques
106
126
▲
Securitization positions in the trading book
Semi-annual |
The MR1 table below shows the components of RWA

under the standardized approach

for market risk. In line
with regulatory

requirements,

the

standardized

approach

for

market

risk is

used for

the

specific risk

on securitization
exposures.
Securitization

exposures

in

the

trading

book

is

the

only

relevant

disclosure

component

of

market

risk

under

the
standardized approach. Compared with 30 June 2023, securitization exposures subject to market risk RWA decreased by
USD 0.6bn

to

USD 0.5bn

as

of

31 December

2023,

primarily

due

to

reduction

in

traditional

wholesale

exposures

to
corporates or SMEs in Non-core and Legacy.

›
Refer to the “Securitizations” section of this

report for more information about the securitization exposures in the trading book
MR1: Market risk under standardized approach
RWA
USD m 31.12.23 30.6.23 31.12.22
Outright products
1 Interest rate risk (general and specific)
2 Equity risk (general and specific)
3 Foreign exchange risk
4 Commodity risk
Options
5 Simplified approach
6 Delta-plus method
7 Scenario approach
8 Securitization

509

1,092

463
9 Total

509

1,092

463
▲

31 December 2023 Pillar 3 Report |
UBS Group | Market risk

Market risk risk-weighted assets
In this

section, regulatory VaR, stressed VaR and

VaR backtesting are presented separately

for UBS

Group excluding Credit
Suisse and Credit

Suisse, as the

VaR methodologies

differ.

Market risk RWA

is disclosed in a

combined manner for

UBS
Group AG.
Market risk RWA development in the fourth quarter of 2023
Quarterly |
The three main components that contribute to market

risk RWA are regulatory

VaR, stressed VaR

(SVaR) and the
incremental risk charge (the IRC). The VaR

and SVaR components

include the RWA charge for risks not

in VaR (RniV).

The MR2 table

below provides a

breakdown of the

movement in market

risk RWA in

the fourth quarter

of 2023 under
an internal model approach across those components,

pursuant to the movement categories defined by

the BCBS. These
categories are described below.
▲
Definitions of market risk RWA movement table components

for MR2
References in the table below refer to the line numbers provided in the movement table below.
Reference Description Definition
1/8c RWA as of previous and
current reporting
period end (end of
period)
Quarter-end RWA.
1a/8b Regulatory adjustment
Indicates the difference between rows 1 and 1b, and 8c and 8a, respectively.
1b/8a RWA at previous and
current quarter-end
(end of day)
For a given component (e.g.,

VaR), this refers

to the RWA

that would be computed if

that component’s
snapshot quarter-end figure was higher than the average measure over the 60 business days immediately
preceding the period end.
Movement of end-of-day RWA
2 Movement in risk levels
Movements due to changes in positions and risk

levels.
3 Model updates /
changes
Movements due to routine updates to model parameters

and model changes.
4 Methodology and
policy
Movements due to methodological changes in calculations

driven by regulatory policy changes, including
revisions of existing regulations, new regulations and add-ons mandated by the regulator.

5 Acquisitions and
disposals
Movements due to the disposal or

acquisition of business operations, quantified

based on the market risk
exposures at the end of the quarter preceding a disposal or following an acquisition. Purchases and sales of exposures in the ordinary course of business are reflected in “Movement in risk levels.”
6 Foreign exchange
movements
Movements due

to changes in

exchange rates. Note

that the

effect of

movements in exchange

rates is
captured in “Movement in risk levels,” since exchange rate

movements are part of the effects

of market
movements on risk levels.
7 Other
Movements due to changes that cannot be attributed

to any other category.
RWA flow statements of market risk exposures
Quarterly |
Market risk RWA

decreased by USD 2.2bn

to USD 20.9bn in the fourth

quarter of 2023, driven by

a decrease in
asset size and other

movements,

partly offset by

an increase

related to ongoing

parameter updates of

the VaR

models.
FINMA approved

the

integration

of time

decay

into

regulatory

VaR

and

stressed

VaR,

which

went

live

on

12 January
2024.
The FINMA VaR multiplier derived

from backtesting exceptions for market

risk RWA was unchanged compared

with the
prior quarter, at 3.0, for both the UBS Group excluding

Credit Suisse and Credit Suisse.

31 December 2023 Pillar 3 Report |
UBS Group | Market risk

MR2: RWA flow statements of market risk exposures under an IMA
1,2
USD m VaR Stressed VaR IRC CRM Other Total RWA
1 RWA as of 31.12.22

3,633

7,251

2,132

13,015
1a Regulatory adjustment

(1,298)

(3,960)

0

(5,257)
1b RWA at previous quarter-end (end of day)

2,335

3,291

2,132

7,758
2 Movement in risk levels

663

872

185

1,721
3 Model updates / changes

(49)

(21)

0

(70)
4 Methodology and policy

0

0

0

0
5 Acquisitions and disposals

0

0

0

0
6 Foreign exchange movements

0

0

0

0
7 Other

(177)

(511)

0

(688)
8a RWA at the end of the reporting period (end of day)

2,773

3,632

2,317

8,722
8b Regulatory adjustment

966

4,835

208

6,009
8c RWA as of 31.3.23

3,739

8,466

2,525

14,730
1 RWA as of 31.3.23

3,739

8,466

2,525

14,730
1a Regulatory adjustment

(966)

(4,835)

(208)

(6,009)
1b RWA at previous quarter-end (end of day)

2,773

3,632

2,317

8,722
2 Movement in risk levels

129

1,092

312

1,533
3 Model updates / changes

(21)

(58)

0

(79)
4 Methodology and policy

0

0

0

0
5 Acquisitions and disposals

2,924

4,646

1,285

8,856
5a of which: acquisition of the Credit Suisse Group

2,924

4,646

1,285

8,856
5b of which: other

0

0

0

0
6 Foreign exchange movements

0

0

0

0
7 Other

97

611

0

708
8a RWA at the end of the reporting period (end of day)

5,902

9,922

3,914

19,739
8b Regulatory adjustment

919

1,824

63

2,806
8c RWA as of 30.6.23

6,821

11,746

3,978

22,545
1 RWA as of 30.6.23

6,821

11,747

3,978

22,545
1a Regulatory adjustment

(2,286)

(3,967)

(69)

(6,321)
1b RWA at previous quarter-end (end of day)

4,535

7,780

3,909

16,224
2 Movement in risk levels

(1,640)

(2,651)

155

(4,136)
3 Model updates / changes

(17)

(29)

0

(46)
4 Methodology and policy

0

0

0

0
5 Acquisitions and disposals

0

0

0

0
6 Foreign exchange movements

0

0

0

0
7 Other

(174)

(579)

0

(752)
8a RWA at the end of the reporting period (end of day)

2,704

4,522

4,064

11,289
8b Regulatory adjustment

4,592

7,134

72

11,798
8c RWA as of 30.9.23

7,296

11,655

4,136

23,087
1 RWA as of 30.9.23

7,296

11,655

4,136

23,087
1a Regulatory adjustment

(4,592)

(7,134)

(72)

(11,798)
1b RWA at previous quarter-end (end of day)

2,704

4,522

4,064

11,289
2 Movement in risk levels

(371)

(82)

(473)

(926)
3 Model updates / changes

62

4

0

67
4 Methodology and policy

0

0

0

0
5 Acquisitions and disposals

0

0

0

0
6 Foreign exchange movements

0

0

0

0
7 Other

115

269

0

384
8a RWA at the end of the reporting period (end of day)

2,510

4,713

3,591

10,814
8b Regulatory adjustment

4,026

5,850

198

10,074
8c RWA as of 31.12.23

6,537

10,563

3,789

20,889
1 Components that describe

movements in RWA

are presented in italics.

2 The changes

in RWA amounts

over the reporting

period for each of

the key drivers

are based on reasonable

estimates of the

relevant
figures and the approach used might differ for UBS Group excluding Credit Suisse and Credit Suisse.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Market risk

Annual |
The table below

presents an

overview of Pillar

3 disclosures separately

provided in the

UBS Group Annual

Report
2023, available under “Annual reporting” at
ubs.com/investors
.
MRB: Internal models approach
Pillar 3 disclosure requirement UBS Group Annual Report 2023 section Disclosure
UBS Group Annual
Report 2023 page
number
Description of activities and risks
covered by the VaR models and
stressed VaR models
Risk management and control
–
Value-at-risk
–
Main sources of market risk
127–131
126
VaR models applied by different
entities within the Group
Risk management and control
–
Main sources of market risk
–
Value-at-risk
126
127–131
General description of VaR and
stressed VaR models
Risk management and control
–
Value-at-risk 127–131
Main differences between the VaR
and stressed VaR models used for
management purposes and for
regulatory purposes
Risk management and control
–
Value-at-risk 127–131
Further information on VaR models Risk management and control – Value-at-risk
– Market risk stress loss
–
Market risk
–

Overview of measurement, monitoring and
management techniques
127–131
126–127
126
Consolidated financial statements
–
Note 21 Fair value measurement 366–379
Description of stress testing applied
to modeling parameters
Consolidated financial statements
–
Note 21 Fair value measurement 366–379
Description of backtesting approach Risk management and control – Backtesting of VaR
– VaR model confirmation
129–130
130
▲
Regulatory calculation of market risk
Semi-annual

|
The

MR3

table

below

shows

the

minimum,

maximum,

average

and

period-end

regulatory

VaR,

SVaR,
incremental

risk

charge

(IRC)

and

comprehensive

risk

capital

charge.

The

comprehensive

risk

charge

has

not

been
applicable since 2019, which was the last time UBS had

eligible correlation trading positions.
During the second half of 2023, for the UBS Group excluding Credit Suisse, regulatory VaR, SVaR and IRC were relatively stable on average.
For

Credit

Suisse,

regulatory

VaR

and

SVaR

decreased

on

average,

mainly

driven

by

continued

strategic

migration

of
positions to UBS and de-risking within Non-core and Legacy

.
MR3: IMA values for trading portfolios
UBS Group excluding Credit Suisse Credit Suisse
For the six-month
period ended
31.12.23
For the six-month
period ended
30.6.23
For the six-month
period ended
31.12.22
For the six-month
period ended
31.12.23
For the six-month
period ended
30.6.23
For the six-month
period ended
31.12.22
USD m a a a a a a
VaR (10-day 99%)
1 Maximum value

126

137

134

44

114

145
2 Average value

88

83

63

34

55

113
3 Minimum value

0

24

13

23

37

79
4 Period end

30

84

53

24

39

85
Stressed VaR (10-day 99%)
5 Maximum value

162

193

186

64

150

162
6 Average value

118

119

94

48

79

113
7 Minimum value

62

61

35

35

55

81
8 Period end

72

148

78

48

63

151
Incremental risk charge (99.9%)
9 Maximum value

265

284

199

110

148

293
10 Average value

212

205

124

99

107

160
11 Minimum value

173

127

89

87

86

88
12 Period end

191

210

171

96

102

94
▲

31 December 2023 Pillar 3 Report |
UBS Group | Market risk

Value-at-risk
VaR definition
Annual |
VaR

is a

statistical

measure

of

market

risk,

quantifying

the

potential

market

risk losses

over

a

set

time

horizon
(holding period) at an established level of

confidence. VaR

assumes no change in the Group’s

trading positions over the
set time horizon.
›
Refer to “Market risk” in the “Risk management

and control” section of the UBS Group Annual Report 2023,

available under
“Annual reporting” at ubs.com/investors , for more information about VaR
▲
Derivation of VaR- and SVaR-based RWA
Annual |
VaR and

SVaR are

used to derive the

VaR and

SVaR components

of the market

risk Basel III RWA.

This calculation
takes

the

maximum

of

the

respective

period-end

VaR

measure

and

the

product

of

the

average

VaR

measure

for

the
60 business days

immediately preceding

the period

end and

a VaR

multiplier set

by FINMA.

The VaR

multiplier,

which
was 3.0 as of 31 December 2023 for

both UBS Group excluding

Credit Suisse and Credit

Suisse, is dependent upon the
number of

VaR

backtesting exceptions

within a

250-business-day window.

When the

number of

exceptions is

greater
than four,

the multiplier increases

gradually from 3.0 to

a maximum of 4.0 if ten

or more backtesting exceptions

occur.
This is then multiplied by

a risk weight factor of 1,250%

to determine RWA. This calculation is set

out in the table below.
Figures shown below

exclude the effects

of the time decay

add-on which is

applied to the

market risk RWA calculation
for the UBS Group excluding Credit Suisse.
VaR-

and SVaR-based RWA
As of 31.12.23 UBS Group excluding Credit Suisse
USD m
Period-end VaR
(A)
Average VaR
(B)
VaR multiplier
(C)
Max. (A, B x C)
(D)
Risk weight factor
(E)
Basel III RWA
(D x E)
VaR (10-day 99%)

46

35

3.00

104

1,250%

1,305
Stressed VaR (10-day 99%)

96

78

3.00

233

1,250%

2,915
Credit Suisse
USD m
Period-end VaR
(A)
Average VaR
(B)
VaR multiplier
(C)
Max. (A, B x C)
(D)
Risk weight factor
(E)
Basel III RWA
(D x E)
VaR (10-day 99%)

24

29

3.00

87

1,250%

1,087
Stressed VaR (10-day 99%)

48

41

3.00

124

1,250%

1,549
Basel III RWA
Total

6,856
▲
MR4: Comparison of VaR estimates with gains / losses

Semi-annual |
VaR backtesting is

a performance measurement

process in which a 1-day VaR

prediction is compared with

the
realized 1-day profit or loss. We compute backtesting VaR using a 99% confidence level and 1-day holding period. Since
99%

VaR

at

UBS

is

defined

as

a

risk

measure

that

operates

on

the

lower

tail

of

the

profit-or-loss

distribution,

99%
backtesting VaR

is a

negative number.

Backtesting revenues

exclude non-trading

revenues,

such as

valuation reserves,
fees

and

commissions,

and

revenues

from

intraday

trading,

to

provide

for

a

like-for-like

comparison.

A

backtesting
exception occurs when backtesting revenues are

lower than the previous day’s backtesting VaR.
Statistically, given the 99% confidence level,

two or three backtesting exceptions a

year can be expected. More than

four
exceptions could

indicate that

the VaR

model is not

performing appropriately,

as could too

few exceptions

over a

long
period. However,

as noted

under “VaR

limitations”

in the

“Risk management

and control”

section of

the

UBS Group
Annual Report 2023, available under

“Annual reporting” at
ubs.com/investors
, a sudden increase (or

decrease) in market
volatility relative to the lookback window could lead to a higher (or lower) number of exceptions. Therefore,

backtesting
exceptions are investigated,

as are

exceptionally positive backtesting

revenues, with the

results reported to

senior business
management,

the

Chief

Risk

Officer

and

the

Chief

Market

Risk

Officer.

Internal

and

external

auditors

and

relevant
regulators are also informed of backtesting exceptions.
The “Development of

regulatory backtesting revenues

and actual trading

revenues against backtesting

VaR” charts below
show the

12-month development

of backtesting

VaR against

the backtesting

revenues and

actual trading

revenues for
2023.

31 December 2023 Pillar 3 Report |
UBS Group | Market risk

The actual trading revenues include backtesting and intraday revenues.
For the UBS

Group excluding

Credit Suisse,

there were

no new VaR

negative backtesting

exceptions in

the second

half
of

2023,

and

the

total

number

of

negative

backtesting

exceptions

within

the

most

recent

250-business-day

window
decreased

to zero

from

one. As

these

backtesting

exceptions

remained

below five,

the FINMA

VaR multiplier

used to
compute regulatory and stressed VaR RWA was unchanged

at 3.0 throughout the period.
For Credit Suisse,

there was one

new negative backtesting

exception in the

second half of

2023, and the

total number
of negative backtesting exceptions within the most recent 250-business-day window increased to three from one by the
end of 2023. As

these backtesting exceptions remained below

five, the FINMA VaR

multiplier used to compute

regulatory
and stressed VaR RWA was unchanged at 3.0 throughout

the period.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Market risk

Risks not in VaR
Risks not in VaR definition
Annual |
We have a framework to identify and quantify potential risks that are not entirely captured by our VaR

model. We
refer to these

as risks not

in VaR (RniV). This

framework is used

to underpin these

potential risks with

additional regulatory
capital.
A VaR model can be split into

two components: the profit-or-loss representation and the risk factor model. This gives rise
to two RniV

categories: profit-or-loss representation RniV

and risk factor

RniV. Profit-or-loss representation RniV

arise from
approximations made by

the VaR model

to quantify the

effect of risk

factor changes on

the profit and

loss of positions
and portfolios. Risk factor RniV originate from an inadequate modeling of the stochastic behavior of the risk factors.
Risks not in VaR quantification
We quantify RniV

capital requirements on a

monthly basis. For

UBS Group excluding

Credit Suisse, the

RniV quantification
is conducted on the basis of a

quantitative approach that applies to both categories of RniV: profit-or-loss representation
RniV and

risk factor

RniV.

For Credit

Suisse, specific

RniV

models have

been developed

to compute

capital associated
with individual risks not captured by the firm’s VaR

model.
Risks not in VaR mitigation
Material RniV

items are

monitored and

controlled by

means and

measures other

than VaR,

such as

position limits

and
stress limits. Additionally,

there are ongoing initiatives to extend

the VaR model to better

capture these risks.
Derivation of RWA add-on for risks not in VaR
The

RniV

framework

is

used

to

derive

the

RniV-based

component

of

the

market

risk

Basel III

RWA,

using

the
aforementioned

approach.

RWA

from

RniV

are

add-ons,

they

do

not

reflect

any

diversification

benefits

across

risks
capitalized through VaR

and SVaR.
For UBS

Group excluding

Credit Suisse,

the RNIV

regulatory capital

is calculated

as a

multiple of

VaR and

SVaR capital.
FINMA requires

that RniV

stressed VaR

capital is

floored at

RniV VaR

capital in

this calculation.

The RniV

VaR and

SVaR
capital ratios applicable

as of 31 December

2023 were 78%

and 82%, respectively.

The period-end RWA

shown below
does not include the time decay add-on.

RniV-based RWA
As of 31.12.23 UBS Group excluding Credit Suisse
USD m
Period-end RWA
(A)
RniV add-on
(B)
RniV RWA
(A x B)
Regulatory VaR

1,305

78%

1,019
Stressed VaR

2,915

82%

2,396
Total RniV RWA

3,415
Credit Suisse
USD m RniV RWA
Regulatory VaR

1,029
Stressed VaR

1,606
Total RniV RWA

2,635
RniV RWA
Total RniV RWA

6,050
Incremental risk charge
IRC is the

potential loss due

to the defaulting

or credit

migration of issuers

of non-securitized

credit instruments

in the
trading book. IRC is calculated

as the portfolio loss at

the 99.9th percentile

of the portfolio loss distribution

over a one-
year

time horizon.

It

uses

a

multi-factor

model

applying

the

constant

position

assumption

for

all

positions

in

the

IRC
portfolio. This means that all positions are kept

unchanged over a one-year time period.
The portfolio loss distribution is estimated using a Monte-Carlo simulation approach. The simulation is performed in two steps: first, the distribution of credit ratings (including the defaulted state) at the one-year time horizon is estimated by a portfolio rating

migration model;

and, second,

default and

migration losses

conditional on

credit events

generated by
the migration model are calculated and aggregated.

31 December 2023 Pillar 3 Report |
UBS Group | Market risk

The portfolio rating migration model is of the Merton type: migrations of credit ratings are considered to be functions of the underlying asset value of a firm. The correlation

structure of asset values is based on the FIS APT

factor model in the
case of the UBS Group excluding Credit

Suisse model, and an in-house latent factor technique is

employed for the Credit
Suisse model,

with factor

loadings and

volatilities homogenized within

region /

industry /

size buckets.

For the

government
bucket, the Credit Suisse model uses the same asset correlation methodology calibrated to sovereign credit default swap
(CDS) data, and the

UBS Group excluding Credit

Suisse model employs a

conservative expert-based correlation value. The
transition matrix approach is utilized to set migration and default thresholds. The transition matrix for sovereign obligors is calibrated to the

history of S&P

sovereign ratings. The

migration probabilities for

non-sovereigns are calibrated

to the
history of internal

ratings for the UBS

Group excluding Credit Suisse

model and to

the history of

S&P ratings for

the Credit
Suisse model. The probability of default for non-sovereigns

makes use of Masterscale PDs.
For each

position related

to a

defaulted obligor,

default losses

are calculated

based on

a random

recovery concept.

To
capture

potential

basis

risk

between

instruments,

the

model

accounts

for

different

recovery

values

for

different
instruments even if they belong to the

same issuer. To calculate rating migration

losses, the UBS Group excluding

Credit
Suisse model employs a linear (delta) approximation, while for the Credit Suisse model a revaluation approach is used. A
loss resulting

from a migration

event is

calculated relative

to the

change in the

average credit

spread due to

the rating
change.
The validation of the IRC model relies heavily on sensitivity analyses embedded into the annual model reconfirmation.
Derivation of IRC-based RWA
IRC is

calculated weekly

and the

results are

used to

derive the

IRC-based component

of the

market risk

Basel III RWA.
The derivation is similar to that for VaR

-

and SVaR-based RWA,

but without a VaR multiplier,

and is shown below.
IRC-based RWA
As of 31.12.23 UBS Group excluding CS
USD m
Period-end IRC
(A)
Average IRC
(B)
Max. (A, B)
(C)
Risk weight factor
(D)
Basel III RWA
(C x D)

191

205

205

1,250%

2,564
Credit Suisse
USD m
Period-end IRC
(A)
Average IRC
(B)
Max. (A, B)
(C)
Risk weight factor
(D)
Basel III RWA
(C x D)

96

98

98

1,250%

1,225
Basel III RWA
Total

3,789
▲

31 December 2023 Pillar 3 Report |
UBS Group | Operational risk

Operational risk
Annual |
The table below

presents an

overview of Pillar

3 disclosures

separately provided

in the UBS

Group Annual

Report
2023, available under ”Annual reporting” at
ubs.com/investors
.
ORA: Operational risk
Pillar 3 disclosure requirement UBS Group Annual Report 2023 section Disclosure
UBS Group Annual
Report 2023 page
number
Details of the approach for
operational risk capital assessment
for which the bank qualifies
Risk management and control
–
Non-financial risk framework 154–155
Description of the advanced
measurement approaches (AMA) for
operational risk
Risk management and control
–
Advanced measurement approach model 157
▲

Interest rate risk in the banking book
Annual |
The table below presents an overview

of Pillar 3 disclosures that are

provided separately in the UBS

Group Annual
Report 2023, available under “Annual reporting”

at
ubs.com/investors
.
IRRBBA: Interest rate risk in the banking book

Pillar 3 disclosure requirement UBS Group Annual Report 2023 section Disclosure
UBS Group Annual
Report 2023 page
number
The nature of interest rate risk in the
banking book and key assumptions
applied
Risk management and control
–
Interest rate risk in the banking book
131–133
Sources of interest rate risk in the
banking book
Risk management and control
–
Interest rate risk in the banking book
131–133
Interest rate risk management and
governance
Risk management and control
–
Interest rate risk in the banking book
131–133
Economic value and net interest income sensitivity
The

interest

rate

risk

sensitivity

figures

presented

in

the

IRRBB1

table

below

represent

the

effect

of

six

interest

rate
scenarios defined

by the

Swiss Financial

Market Supervisory

Authority (FINMA)

on the

economic value

of equity

(EVE),
which represents the present value

of future cash

flows related to the

banking book irrespective of

accounting treatment.
EVE sensitivity excludes any modeled duration assigned to equity, goodwill, real estate and, as prescribed by FINMA, also excludes additional tier 1 (AT1) capital instruments that otherwise would be included under general Basel Committee on
Banking Supervision (BCBS) guidance.
As of 31 December 2023, the “Parallel up” scenario was the most severe and would have resulted in a change in EVE of negative

USD 5.7bn,

or

6.1%

of

our

tier 1

capital

(31 December

2022:

negative

USD 4.6bn,

or

7.9%),

which

is well
below the

15% threshold

as per

the BCBS

supervisory outlier

test for

higher levels

of interest

rate risk

in the

banking
book. The immediate effect on our tier 1 capital in the “Parallel up” scenario as of 31 December 2023 would have been a decrease of USD 0.9bn, or 0.9% (31 December 2022: USD 0.4bn or 0.6%), reflecting the fact that the vast majority of our banking book

is accrual accounted

or subject to

hedge accounting. The

“Parallel up” scenario

would subsequently
have a positive effect on net interest

income, assuming a constant balance sheet and a

constant product mix.
UBS also

applies

granular

internal

interest

rate

shock scenarios

to

its

banking

book

positions

to

monitor

the

banking
book’s specific risk profile.
The

more

adverse

of

the

two

parallel

interest

rate

scenarios

with

regard

to

net

interest

income

(NII)

over

the

next
12 months was the “Parallel down” scenario, resulting

in a potential change of negative USD 3.2bn.

31 December 2023 Pillar 3 Report |
UBS Group | Interest rate risk in the banking book

IRRBB1: Quantitative information about IRRBB
As of 31.12.23
Delta EVE – Change of economic value of
equity

Delta NII – Change of Net interest
income
1,8
USD m 31.12.23 31.12.22 31.12.23 31.12.22
Parallel up
2

(5,680)

(4,629)

2,770

2,671
Parallel down
2

5,876

4,842

(3,207)

(1,877)
Steepener
3

(1,401)

(1,409)
Flattener
4

105

344
Short-term up
5

(2,195)

(1,539)
Short-term down
6

2,332

1,683
Maximum
7

(5,680)

(4,629)

(3,207)

(1,877)
Period 31.12.23 31.12.22
Tier 1 capital

92,377

58,321
1 Disclosure of NII sensitivity is only

required for the two parallel shock scenarios. The NII sensitivity estimates reflect the impact of immediate changes in interest rates, relative to constant rates, and assume no change
to balance sheet size and structure, constant foreign exchange rates and no specific management action.

2 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar and ±250 bps for pound sterling.

3 Short-term rates decrease and

long-term rates increase.

4 Short-term rates increase and

long-term rates decrease.

5 Short-term rates increase more

than long-term rates.

6 Short-term
rates decrease more than long-term rates.

7 “Maximum” indicates the most adverse

interest rate scenario as shown in

the table.

8 Both current and previous year delta

NII figures are reported as per

new SNB
guidance on interest rate risk report and include NII due to cash held at central banks. Comparative figures have been restated.
IRRBBA1: Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk

As of 31.12.23 Volume
1
Average interest rate
repricing period (in years)
Maximum interest rate
repricing period (in years)
for exposures with
modeled interest rate
repricing dates
USD m, except where indicated
Total of which: CHF of which: EUR of which: USD Total of which: CHF Total of which: CHF
Determined

repricing period
2
Loans and advances to banks

84,894

16,536

17,503

45,168

0.11

0.23
Loans and advances to customers

307,877

67,502

41,197

167,628

0.72

1.40
Money market mortgages

109,066

105,884

423

163

0.03

0.03
Fixed-rate mortgages

228,658

216,635

420

8,872

4.07

3.99
Financial investments

81,068

15,928

13,142

42,295

3.25

1.45
Other receivables

178,379

21,647

30,165

100,667

0.08

0.04
Receivables from interest rate
derivatives
4

2,508,896

616,064

409,667

1,333,243

1.27

0.80
Amounts due to banks

(98,884)

(39,193)

(11,401)

(43,097)

0.38

0.14
Customer deposits

(384,264)

(61,634)

(41,532)

(231,719)

0.22

0.07
Medium-term notes

(84)

(84)

0

1.85

1.85
Bonds and covered bonds

(232,765)

(36,508)

(55,287)

(124,962)

3.75

6.29
Other liabilities

(66,725)

(2,984)

(20,226)

(28,808)

0.07

0.00
Liabilities from interest rate derivatives
4

(2,514,571)

(783,726)

(365,936)

(1,212,462)

0.96

0.82
Undetermined

repricing period
3
Loans and advances to banks
Loans and advances to customers

12,122

3,578

3,913

3,239

0.48

0.77
Variable-rate mortgages

24,414

1,863

20,692

4.59

0.04
Other receivables on sight

2,059

1,013

433

577

0.22

0.40
Liabilities on sight in personal and
current accounts

(306,508)

(125,499)

(40,703)

(121,860)

1.79

2.20
Other liabilities on sight

(12,620)

(548)

(3,185)

(7,963)

0.26

0.04
Liabilities from customer deposits,
callable but not transferable

(145,656)

(145,656)

2.14

2.14
Total

10

10
1 The volume

figures cover only

banking book positions

and are risk-based

measures which differ

from the accounting

values on the

IFRS Accounting Standards

balance sheet.

2 Receivables and

payables from
securities financing transactions are reported

on a gross basis, consistent

with our interest rate risk management

and monitoring process. Additional

tier 1 capital instruments are excluded.

3 Swiss franc variable-
rate mortgages and balances booked in UBS

AG consolidated and associated with loans

and advances to banks with a

combined volume below USD 1bn

are reported under Loans and

advances to customers, consistent
with our interest rate risk management and monitoring process.

4 For technical reasons, receivables and liabilities from interest rate derivatives are shown as gross figures.

31 December 2023 Pillar 3 Report |
UBS Group | Interest rate risk in the banking book

IRRBBA1: Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk (continued)
As of 31.12.22 Volume
1
Average interest rate
repricing period (in years)
Maximum interest rate
repricing period (in years)
for exposures with
modeled interest rate
repricing dates
USD m, except where indicated Total of which: CHF of which: EUR of which: USD Total of which: CHF Total of which: CHF
Determined

repricing period
2
Loans and advances to banks

35,823

6,699

13,845

11,679

0.25

0.40
Loans and advances to customers

168,791

31,560

20,167

102,433

0.70

0.92
Money market mortgages

52,658

52,658

0.04

0.04
Fixed-rate mortgages

113,540

104,247

12

8,868

4.27

4.07
Financial investments

78,274

19,276

10,575

41,539

3.04

0.97
Other receivables

140,072

7,083

15,685

95,496

0.30

0.04
Receivables from interest rate
derivatives
4

777,967

144,946

89,388

498,395

1.51

0.68
Amounts due to banks

(27,566)

(6,712)

(3,365)

(16,943)

1.31

0.16
Customer deposits

(150,568)

(488)

(8,220)

(118,270)

0.39

0.42
Medium-term notes

(44)

(43)

0

2.85

2.84
Bonds and covered bonds

(99,097)

(11,523)

(25,582)

(50,041)

2.94

4.40
Other liabilities

(32,422)

(3,703)

(4,977)

(15,119)

0.12

0.04
Liabilities from interest rate derivatives
4

(769,414)

(234,976)

(66,683)

(420,210)

0.91

0.49
Undetermined

repricing period
3
Loans and advances to banks
Loans and advances to customers

18,960

2,877

4,394

10,162

0.44

0.99
Variable-rate mortgages

25,985

19

0

23,747

3.54

1.17
Other receivables on sight

207

207

1.55

1.55
Liabilities on sight in personal and
current accounts

(296,335)

(77,496)

(50,774)

(147,706)

1.68

1.85
Other liabilities on sight

(12,711)

(240)

(1,838)

(9,572)

0.26

0.04
Liabilities from customer deposits,
callable but not transferable

(120,967)

(120,967)

1.93

1.93
Total

10

10
1 The volume

figures cover only

banking book positions

and are risk-based

measures which differ

from the accounting

values on the

IFRS Accounting Standards

balance sheet.

2 Receivables and

payables from
securities financing transactions are reported

on a gross basis, consistent

with our interest rate risk management

and monitoring process. Additional

tier 1 capital instruments are excluded.

3 Swiss franc variable-
rate mortgages and balances booked in UBS

AG consolidated and associated with loans

and advances to banks with a

combined volume below USD 1bn

are reported under Loans and

advances to customers, consistent
with our interest rate risk management and monitoring process.

4 For technical reasons, receivables and liabilities from interest rate derivatives are shown as gross figures.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

85
Going and gone concern requirements and eligible
capital
Quarterly |
The table

below provides

details of

the Swiss

systemically relevant

bank (SRB)

going and

gone concern

capital
requirements as required

by the Swiss Financial Market Supervisory Authority (FINMA

).
›
Refer to the “Capital management” section of the

UBS Group Annual Report 2023, available under ”Annual

reporting” at
ubs.com/investors , for more information about capital management
Swiss SRB going and gone concern requirements and information
As of 31.12.23
1
RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.92
2

81,530

5.05
2

85,570
Common equity tier 1 capital

10.62

58,031

3.55
3

60,139
of which: minimum capital

4.50

24,593

1.50

25,431
of which: buffer capital

5.50

30,058

2.00

33,908
of which: countercyclical buffer

0.47

2,580
Maximum additional tier 1 capital

4.30

23,500

1.50

25,431
of which: additional tier 1 capital

3.50

19,128

1.50

25,431
of which: additional tier 1 buffer capital

0.80

4,372
Eligible going concern capital
Total going concern capital

16.90

92,377

5.45

92,377
Common equity tier 1 capital

14.36

78,485

4.63

78,485
Total loss-absorbing additional tier 1 capital
4

2.54

13,892

0.82

13,892
of which: high-trigger loss-absorbing additional tier 1 capital

2.32

12,678

0.75

12,678
of which: low-trigger loss-absorbing additional tier 1 capital

0.22

1,214

0.07

1,214
Required gone concern capital
Total gone concern loss-absorbing capacity
5,6,7

10.73

58,613

3.75

63,578
of which: base requirement including add-ons for market share and LRD

10.73
8

58,613

3.75
8

63,578
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.60

107,106

6.32

107,106
Total tier 2 capital

0.10

538

0.03

538
of which: non-Basel III-compliant tier 2 capital

0.10

538

0.03

538
TLAC-eligible senior unsecured debt

19.50

106,567

6.29

106,567
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.64

140,143

8.80

149,148
Eligible total loss-absorbing capacity

36.50

199,483

11.77

199,483
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

546,505
Leverage ratio denominator

1,695,403
1 Information as

of 31 December

2023 has been

revised. Refer to

“Note 2 Accounting

for the acquisition

of the Credit

Suisse Group” in

the “Consolidated financial

statements” section of

the UBS Group

Annual
Report 2023, available

under “Annual

reporting” at ubs.com/investors,

for more information.

2 Includes applicable

add-ons of 1.59%

for risk-weighted assets

(RWA) and 0.55%

for leverage ratio

denominator
(LRD), of which 15 basis points for RWA and 5

basis points for LRD reflect the Swiss Financial

Market

Supervisory Authority (FINMA) Pillar 2 capital add-on of USD 800m related to the supply chain finance funds matter
at Credit Suisse.

3 Our minimum CET1 leverage ratio requirement of 3.55% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25%

LRD add-on requirement, a 0.25% market share
add-on requirement based

on our Swiss

credit business and

a 0.05%

Pillar 2 capital

add-on related

to the supply

chain finance funds

matter at Credit

Suisse.

4 Includes outstanding

low-trigger loss-absorbing
additional tier

1 capital

instruments, which

are available

under the

Swiss systemically

relevant bank

framework to

meet the

going concern

requirements until

their first

call date.

As of

their first

call date,

these
instruments are eligible to meet the gone concern requirements.

5 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years.
Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years,

all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

6 From 1 January 2023, the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs) has been replaced with reduced base gone concern

capital requirements equivalent to 75%

of the total going concern requirements

(excluding countercyclical buffer requirements and

the Pillar 2 add-on).

7 As of July
2024, FINMA will have the authority to impose a surcharge of up to 25% of the total going concern capital requirements should obstacles to an

SIB’s resolvability be identified in future

resolvability assessments.

8
Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

▲

31 December 2023 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

86
Semi-annual |

The

CCyB1

table

below

provides

details

of

the

risk-weighted

assets

(RWA)

used

in

the

computation

of

the
countercyclical capital buffer (CCyB) requirement

applicable to UBS Group AG consolidated.

In the second half of 2023,
the CCyB for private-sector exposures in the UK was

increased to 2% from 1%. This update increased

our bank-specific
CCyB requirement to 14 basis points as of 31 December

2023.

›
Refer to the “Risk management and control” section of the

UBS Group Annual Report 2023, available under ”Annual

reporting” at
ubs.com/investors
, for further information about the methodology

of geographical allocation used
CCyB1 – Geographical distribution of credit exposures used in the countercyclical capital buffer
USD m, except where indicated 31.12.23
Geographical breakdown
Countercyclical capital
buffer rate, %
Risk-weighted assets
used in the computation
of the countercyclical
capital buffer
1
Bank-specific
countercyclical capital
buffer rate, % Countercyclical amount
Hong Kong SAR

1.00

2,480
Luxembourg

0.50

8,702
United Kingdom

2.00

13,506
Sweden

2.00

1,153
Australia

1.00

3,072
Germany

0.75

6,125
France

0.50

3,862
Netherlands

1.00

2,644
Sum

41,545
Total

341,501

0.14

774
1 Included private-sector exposures in

the countries that are Basel Committee

on Banking Supervision (BCBS)-member jurisdictions,

under the following categories: “Credit

risk,” “Counterparty credit risk,”

“Equity
positions in the banking book,” “Settlement risk,” “Securitization exposures in the banking book” and “Amounts below

thresholds for deduction,” as well as the corresponding trading book charges included under
“Market Risk.”
▲

31 December 2023 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

87
Semi-annual |
The CC2

table below

provides a

reconciliation

of the

balance sheet

under IFRS

Accounting Standards

to the
balance

sheet

according

to

the

regulatory

scope

of

consolidation

as

defined

by

the

Basel

Committee

on

Banking
Supervision (the BCBS) and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded
and referenced where

relevant to display all components

that are used in the “CC1:

Composition of regulatory capital”
table.

›
Refer to “LIA: Explanation of the differences between the

IFRS Accounting Standards and regulatory scopes of consolidation”

in
the “Linkage between financial statements and regulatory

exposures” section of this report for more information about the most
significant entities consolidated under IFRS Accounting Standards but not included in the regulatory scope of consolidation

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 31.12.23
Balance sheet in
accordance with
IFRS Accounting
Standards scope
of consolidation
Effect of
deconsolidated,
proportionally
consolidated or
additional consolidated
entities for regulatory
consolidation
Balance sheet in
accordance with
regulatory scope of
consolidation References
1
USD m
Assets
Cash and balances at central banks

314,148

0

314,148
Amounts due from banks

21,161

(83)

21,079
Receivables from securities financing transactions measured at amortized cost

99,039

(33)

99,006
Cash collateral receivables on derivative instruments

50,082

(425)

49,657
Loans and advances to customers

639,844

(538)

639,306
Other financial assets measured at amortized cost

65,498

(679)

64,819
Total financial assets measured at amortized cost

1,189,773

(1,757)

1,188,016
Financial assets at fair value held for trading

169,633

(624)

169,010
of which: assets pledged as collateral that may be sold or repledged by counterparties

51,263

51,263
Derivative financial instruments

176,084

5

176,090
Brokerage receivables

21,037

21,037
Financial assets at fair value not held for trading

104,018

(15,930)

88,087
Total financial assets measured at fair value through profit or loss

470,773

(16,548)

454,224
Financial assets measured at fair value through other comprehensive income

2,233

(49)

2,184
Investments in associates

2,373

30

2,403
of which: goodwill

29

29

4
Property, equipment and software

17,849

(85)

17,764
Goodwill and intangible assets

7,515

(67)

7,448
of which: goodwill

6,043

6,043

4
of which: intangible assets

1,473

(67)

1,406

5
Deferred tax assets

10,682

(16)

10,665
of which: deferred tax assets recognized for tax loss carry-forwards and unused tax credits
carried forward

3,086

(8)

3,078

6
of which: deferred tax assets on temporary differences

7,595

(8)

7,587

10
Other non-financial assets

16,049

7

16,056
of which: net defined benefit pension and other post-employment assets

1,088

1,088

8
Total assets

1,717,246

(18,486)

1,698,760

31 December 2023 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

88
CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
(continued)
As of 31.12.23
Balance sheet in
accordance with
IFRS Accounting
Standards scope
of consolidation
Effect of
deconsolidated,
proportionally
consolidated or
additional consolidated
entities for regulatory
consolidation
Balance sheet in
accordance with
regulatory scope of
consolidation References
1
USD m
Liabilities
Amounts due to banks

70,962

72

71,033
Payables from securities financing transactions measured at amortized cost

14,394

14,394
Cash collateral payables on derivative instruments

41,582

(236)

41,345
Customer deposits

792,029

248

792,276
Debt issued measured at amortized cost

237,817

(1,715)

236,102
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital

10,744

10,744

9
of which: amount eligible for low-trigger loss-absorbing

additional tier 1 capital

1,214

1,214

9
of which: amount eligible for low-trigger loss-absorbing

tier 2 capital
Other financial liabilities measured at amortized cost

20,851

(175)

20,675
Total financial liabilities measured at amortized cost

1,177,633

(1,808)

1,175,826
Financial liabilities at fair value held for trading

34,159

(402)

33,757
Derivative financial instruments

192,181

194

192,375
Brokerage payables designated at fair value

42,522

42,522
Debt issued designated at fair value

128,289

14

128,303
Other financial liabilities designated at fair value

29,484

(15,992)

13,492
Total financial liabilities measured at fair value through profit or loss

426,635

(16,187)

410,448
Provisions and contingent liabilities

12,250

(541)

11,709
Other non-financial liabilities

14,089

22

14,110
of which: amount eligible for high-trigger loss-absorbing capital

(Deferred Contingent
Capital Plan (DCCP))
2

1,424

1,424

9
of which: deferred tax liabilities related to goodwill

312

312

4
of which: deferred tax liabilities related to other intangible assets

176

176

5
Total liabilities

1,630,607

(18,513)

1,612,094
Equity
Share capital

346

0

347

1
Share premium

13,216

87

13,303

1
Treasury shares

(4,796)

(4,796)

3
Retained earnings

74,880

(153)

74,727

2
Other comprehensive income recognized directly in equity, net of tax

2,462

71

2,533

3
of which: unrealized gains / (losses) from cash flow hedges

(3,109)

(3,109)

7
Equity attributable to shareholders

86,108

5

86,113
Equity attributable to non-controlling interests

531

22

553
Total equity

86,639

27

86,666
Total liabilities and equity

1,717,246

(18,486)

1,698,760
1 References link the lines

of this table to the

respective reference numbers provided in the

“References” column in the “CC1: Composition of

regulatory capital” table in this section.

2 The IFRS Accounting Standards
carrying

amount

of

total

DCCP

liabilities

was

USD

1,709m

as

of

31

December

2023.

Refer

to

the

“Compensation”

section

of

the

UBS

Group

Annual

Report

2023,

available

under

”Annual

reporting”

at
ubs.com/investors, for more information about the DCCP.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

89
Semi-annual |
The CC1 table below provides the composition of capital

in the format prescribed by the BCBS and FINMA,

and
is based

on BCBS

Basel III

rules, unless

stated otherwise.

Reference

is made

to

items reconciling

to the

balance

sheet
under

the

regulatory

scope

of

consolidation

as

disclosed

in

the

“CC2:

Reconciliation

of

accounting

balance

sheet

to
balance sheet under the regulatory scope of consolidation”

table in this section.
›
Refer to the documents titled “Capital and total

loss-absorbing capacity instruments of UBS Group

AG (consolidated), UBS AG and
Credit Suisse AG (both consolidated and standalone)

– key features” and “UBS Group AG consolidated capital

instruments and
TLAC-eligible senior unsecured debt,” available under “Bondholder information” at
ubs.com/investors,

for an overview of the
main features of our regulatory capital instruments, as

well as the full terms and conditions
CC1: Composition of regulatory capital
As of 31.12.23
Amounts

References
1
USD m, except where indicated
Common Equity Tier 1 capital: instruments and reserves
1
Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus

13,649

1
2 Retained earnings

74,727

2
3 Accumulated other comprehensive income (and other reserves)

(2,263)

3
5
Common share capital issued by subsidiaries and held by

third parties (amount allowed in group CET1)
6 Common Equity Tier 1 capital before regulatory adjustments

86,113
Common Equity Tier 1 capital: regulatory adjustments
7 Prudent valuation adjustments

(368)
8 Goodwill (net of related tax liability)

(5,750)

4
9
Other intangibles other than mortgage servicing rights (net of related tax liability)

(894)

5
10
Deferred tax assets that rely on future profitability, excluding those arising from temporary differences (net of related tax liability)
2

(3,136)

6
11 Cash flow hedge reserve

3,109

7
12 Shortfall of provisions to expected losses

(713)
13 Securitization gain on sale
14
Gains and losses due to changes in own credit risk on fair

valued liabilities

1,202
15 Defined benefit pension fund net assets

(965)

8
16
Investments in own shares (if not already subtracted from paid-in capital on reported balance sheet)

(1,270)

9
17 Reciprocal cross-holdings in common equity
17a
Qualified holdings where a significant influence is exercised with other owners (CET1 instruments)
17b Immaterial investments (CET1 items)
18
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank
does not own more than 10% of the issued share capital (amount above 10% threshold)
19
Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation
(amount above 10% threshold)
20 Mortgage servicing rights (amount above 10% threshold)
21
Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)

10
22 Amount exceeding the 15% threshold
23 Of which: significant investments in the common stock of financials
24 Of which: mortgage servicing rights
25 Of which: deferred tax assets arising from temporary differences
26
Expected losses on equity investment under the PD / LGD

approach
26a
Further adjustments to financial statements in accordance

with a recognized international accounting standard
26b Other adjustments

1,158
3,4
27
Regulatory adjustments applied to Common Equity

Tier 1 due to insufficient Additional Tier 1 and Tier 2 to cover deductions
28 Total regulatory adjustments to Common Equity Tier 1

(7,628)
29 Common Equity Tier 1 capital (CET1)

78,485

31 December 2023 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

90
CC1: Composition of regulatory capital (continued)
As of 31.12.23
Amounts

References
1
USD m, except where indicated
Additional Tier 1 capital: instruments
30
Directly issued qualifying additional Tier 1 instruments plus related stock surplus

13,892
31
Of which: classified as equity under applicable accounting

standards
32
Of which: classified as liabilities under applicable accounting standards

13,892
34
Additional Tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed

in
group AT1)
36 Additional Tier 1 capital before regulatory adjustments

13,892
Additional Tier 1 capital: regulatory adjustments
37 Investments in own additional Tier 1 instruments
5
38 Reciprocal cross-holdings in additional Tier 1 instruments
38a
Qualified holdings where a significant influence is exercised with other owners (AT1 instruments)
38b Immaterial investments (AT1 instruments)
39
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank
does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)
40
Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation
41 Other adjustments
42
Regulatory adjustments applied to additional Tier 1 due to insufficient

Tier 2 to cover deductions
42a
Regulatory adjustments applied to CET1 capital due

to insufficient additional Tier 1 to cover deductions
43 Total regulatory adjustments to additional Tier 1 capital
44 Additional Tier 1 capital (AT1)

13,892

9
45 Tier 1 capital (T1 = CET1 + AT1)

92,377
Tier 2 capital: instruments and provisions
46 Directly issued qualifying Tier 2 instruments plus related stock surplus

1
6
48
Tier 2 instruments (and CET1 and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount
allowed in group Tier 2)
50 Provisions
51 Tier 2 capital before regulatory adjustments

1
Tier 2 capital: regulatory adjustments
52 Investments in own Tier 2 instruments
5
53 Reciprocal cross-holdings in Tier 2 instruments and other TLAC liabilities
53a

Qualified holdings where a significant influence is exercised with other owners (T2 instruments and other TLAC instruments)
53b
Immaterial investments (T2 instruments and other TLAC

instruments)
54
Investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10%

of the issued common share capital of the entity (amount

above 10% threshold)
55
Significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of
regulatory consolidation (net of eligible short positions)
56 Other adjustments
56a Excess of the adjustments, which are allocated to the AT1 capital
57 Total regulatory adjustments to Tier 2 capital
58 Tier 2 capital (T2)

1
59 Total regulatory capital (TC = T1 + T2)

92,378
60 Total risk-weighted assets

546,505
Capital ratios and buffers
61 Common Equity Tier 1 (as a percentage of risk-weighted assets)

14.36
62 Tier 1 (as a percentage of risk-weighted assets)

16.90
63
Total capital (as a percentage of risk-weighted assets)

16.90
64
Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher

loss absorbency
requirement, expressed as a percentage of risk-weighted assets)
7

3.64
65 Of which: capital conservation buffer requirement

2.50
66 Of which: bank-specific countercyclical buffer requirement

0.14
67
Of which: higher loss absorbency requirement

1.00
68
Common Equity Tier 1 (as a percentage of risk-weighted assets) available after meeting the bank’s minimum capital requirements

8.90
Amounts below the thresholds for deduction (before risk weighting)
72
Non-significant investments in the capital and other TLAC liabilities of other financial entities

3,871
73 Significant investments in the common stock of financial entities

3,054
74 Mortgage servicing rights (net of related tax liability)

307
75
Deferred tax assets arising from temporary differences (net of related tax liability)

6,591
Applicable caps on the inclusion of provisions in Tier 2
76
Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77 Cap on inclusion of provisions in Tier 2 under standardized approach
78
Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79 Cap for inclusion of provisions in Tier 2 under internal ratings-based approach
1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope
of consolidation” table in this section.

2 IFRS Accounting Standards netting for

deferred tax assets and liabilities is reversed

for items deducted from CET1 capital.

3 Includes USD 931m in compensation-related
charge for regulatory capital purposes.

4 Includes USD 4,316m related to transitional

CET1 purchase price allocation adjustments.

Refer to the “Key metrics”

section of this report for more information.

5 Under
IFRS Accounting

Standards, debt

issued and

subsequently repurchased

is treated

as extinguished.

6 Consists of

45% of

the gross

unrealized gains

on debt

instruments measured

at fair

value through

other
comprehensive income, which are measured

at the lower of cost or market

value for regulatory capital purposes.

7 BCBS requirements are exceeded by

our Swiss SRB requirements. Refer to

the “Capital, liquidity
and funding, and balance sheet“ section of the UBS Group Annual Report 2023, available under ”Annual reporting” at ubs.com/in vestors, for more information about the Swiss SRB requirements.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

91
Prudent valuation adjustments
Annual |
The

PV1

table

below

provides

a

breakdown

of

prudent

valuation

adjustments

to

common

equity

tier 1

capital.
These

adjustments

are

incremental

to

those

made

under

IFRS

Accounting

Standards,

which

include

adjustments

for
liquidity and model uncertainty, as well as credit, funding and debit valuation adjustments.
Instruments that are

measured as part of

a portfolio of

combined long and short

positions are valued

at mid-market levels
in an effort to ensure

consistent valuation of the long and short

component risks. A liquidity valuation adjustment is then
made to

the overall

net long or

short exposure

to move

the fair

value to

bid or offer,

as appropriate,

reflecting current
market liquidity levels.

Uncertainties

associated

with

the

use of

model-based

valuations

are

incorporated

into the

measurement

of fair

value
through the use

of model reserves. These

reserves reflect the amounts

that the Group

estimates should be deducted

from
valuations produced directly

by models to incorporate

uncertainties in the relevant

modeling assumptions, in the

model
and market inputs used, or in the calibration of the model output to adjust for known model deficiencies.
In an

effort to

ensure compliance

with the

prudent valuation

requirements, UBS

has established

systems, controls

and
governance around the valuation of positions measured

at fair value.

As of 31 December

2023, the prudent

valuation adjustment

had increased by

USD 167m to USD 368m

compared with
the prior

year. This

was primarily

driven by

the acquisition

of the

Credit Suisse

Group, which

resulted in

an increase

of
USD 191m.

Excluding

that

acquisition,

the

prudent

valuation

adjustment

decreased

by

USD 23m,

primarily

driven

by
reduced exposure and tighter credit spreads.
›
Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the UBS Group Annual Report
2023, available under “Annual reporting” at ubs.com/investors
, for more information about the valuation adjustments

in the
financial accounts and related governance

PV1: Prudent valuation adjustments (PVA)
As of 31.12.23
USD m Equity Interest rates FX Credit Commodities Total
Of which: In
the trading
book
Of which: In
the banking
book
1 Closeout uncertainty, of which: (33) (159) (3) (84) 0 (279) (157) (123)
2 Mid-market value
3 Closeout cost
4 Concentration (33) (159) (3) (84) 0 (279) (157) (123)
5 Early termination
6 Model risk
7 Operational risk
8 Investing and funding costs
9 Unearned credit spreads 0 0 0 (89) 0 (89) (89) 0
10 Future administrative costs
11 Other
12 Total adjustment
1
(33) (159) (3) (173) 0 (368) (245) (123)
As of 31.12.22
1 Closeout uncertainty, of which: (17) (77) 0 (64) 0 (158) (34) (123)
2 Mid-market value
3 Closeout cost
4 Concentration (17) (77) 0 (64) 0 (158) (34) (123)
5 Early termination
6 Model risk
7 Operational risk
8 Investing and funding costs
9 Unearned credit spreads 0 0 0 (43) 0 (43) (43) 0
10 Future administrative costs
11 Other
12 Total adjustment
1
(17) (77) 0 (107) 0 (201) (77) (123)
1 Valuation

adjustments already

recognized under

the financial

accounting standards

are USD

2,915m as

of 31

December 2023

(31 December

2022: USD

918m), of

which valuation

adjustments account

for
USD 2,051m (31 December 2022:

USD 311m) for liquidity

and USD 603m (31

December 2022: USD 529m)

for model uncertainty. Further details

are provided in “Note

21 Fair Value measurement” in the

“Consolidated
financial statements” section of the UBS Group Annual Report 2023, available under “Annual reporting” at ubs.com/investors.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Total loss-absorbing capacity

Total loss-absorbing capacity
Resolution group – composition of total loss-absorbing

capacity
Semi-annual

|
The

TLAC1

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

rules

and

only

applicable

to
UBS Group AG

as

the

ultimate

parent

entity

of

the

defined

UBS

resolution

group,

to

which,

in

case

of

resolution,
resolution tools (e.g., a bail-in) are expected to be applied.
In the second half of 2023, our eligible additional tier 1 (AT1) instruments increased by USD 0.9bn, mainly driven by two issuances of

AT1 capital

instruments of

USD 3.5bn and

positive impacts

from interest

rate risk

hedge, foreign

currency
translation and other effects. These increases were partly offset by USD 3.0bn equivalent of AT1 capital instruments that ceased to

be eligible

as going

concern capital

when we

issued notice

of redemption

of the

instruments in

the second
half of 2023.
Non-regulatory capital instruments increased by USD 4.4bn,

mainly due to eight new issuances of USD 4.8bn equivalent
of

TLAC-eligible

senior

unsecured

debt

instruments,

as

well

as

positive

impacts

from

interest

rate

risk

hedge,

foreign
currency translation

and other

effects,

partly offset

by the

redemption of

USD 3.5bn equivalent

of TLAC-eligible

senior
unsecured debt.
TLAC1: TLAC composition for G-SIBs (at resolution group level)
31.12.23
1
30.6.23
1
31.12.22
USD m, except where indicated
Regulatory capital elements of TLAC and adjustments
1 Common Equity Tier 1 capital (CET1)

78,485

79,080

45,457
2
Additional Tier 1 capital (AT1) before TLAC adjustments

13,892

13,030

12,864
3 AT1 ineligible as TLAC as issued out of subsidiaries to third parties
4
Other adjustments

5
Total AT1 instruments eligible under the TLAC framework

13,892

13,030

12,864
6
Tier 2 capital (T2) before TLAC adjustments

1

0

484
7
Amortized portion of T2 instruments where remaining maturity

> 1 year

1,938
8
T2 capital ineligible as TLAC as issued out of subsidiaries

to third parties
9
Other adjustments

10
Total T2 instruments eligible under the TLAC framework

1

0

2,422
11
TLAC arising from regulatory capital

92,378

92,110

60,743
Non-regulatory capital elements of TLAC

12
External TLAC instruments issued directly by the bank and subordinated to excluded liabilities
13
External TLAC instruments issued directly by the bank which are not subordinated to excluded liabilities but meet all other

TLAC
term sheet requirements

106,567

102,214

44,033
14 of which: amount eligible as TLAC after application of the caps
15
External TLAC instruments issued by funding vehicles prior

to 1 January 2022

538

539

536
16
Eligible ex ante commitments to recapitalize a G-SIB in

resolution
17 TLAC arising from non-regulatory capital instruments before adjustments

107,106

102,753

44,569
Non-regulatory capital elements of TLAC: adjustments
18 TLAC before deductions

199,484

194,863

105,312
19
Deductions of exposures between multiple-point-of-entry

(MPE) resolution groups that correspond to items

eligible for TLAC (not
applicable to SPE G-SIBs)
20 Deduction of investments in own other TLAC liabilities
2
21
Other adjustments to TLAC

22 TLAC after deductions

199,484

194,863

105,312
Risk-weighted assets and leverage exposure measure for TLAC purposes
23 Total risk-weighted assets adjusted as permitted under the TLAC regime

546,505

556,603

319,585
24 Leverage exposure measure

1,695,403

1,677,877

1,028,461
TLAC ratios and buffers
25
TLAC (as a percentage of risk-weighted assets adjusted as permitted under the TLAC regime)

36.50

35.01

32.95
26 TLAC (as a percentage of leverage exposure)

11.77

11.61

10.24
27
CET1 (as a percentage of risk-weighted assets) available after meeting the resolution group’s minimum capital and TLAC
requirements

8.90

8.55

9.72
28
Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher

loss
absorbency requirement, expressed as a percentage of

risk-weighted assets)

3.64

3.61

3.57
29 of which: capital conservation buffer requirement

2.50

2.50

2.50
30 of which: bank-specific countercyclical buffer requirement

0.14

0.11

0.07
31
of which: higher loss absorbency requirement

1.00

1.00

1.00
1 Information as

of 31 December

2023 and 30

June 2023 has

been revised. Refer

to “Note 2

Accounting for the acquisition

of the Credit

Suisse Group” in

the “Consolidated financial

statements” section of

the
UBS Group Annual

Report 2023,

available under

“Annual

reporting” at

ubs.com/investors,

for more

information.

2 Under

IFRS Accounting

Standards, debt

issued and

subsequently repurchased

is treated

as
extinguished.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Total loss-absorbing capacity

Resolution entity – creditor ranking at legal entity level
Semi-annual

|
The

TLAC3

table

below

provides

an

overview

of

the

creditor

ranking

structure

of

the

resolution

entity,
UBS Group AG, on a standalone basis.
UBS Group AG issues loss-absorbing AT1 capital instruments and

TLAC-eligible senior unsecured debt.

UBS Group AG

grants

Deferred

Contingent

Capital

Plan

(DCCP)

awards

to

UBS Group

employees,

which

qualify

as
Basel III AT1 capital on

a UBS Group consolidated basis

and totaled USD 1,935m as

of 31 December 2023 (30 June 2023:
USD 1,912m). The related

liabilities of UBS Group AG

on a standalone

basis of USD 1,412m

(30 June 2023: USD 1,298m)
are not included in the table below, as these do not give

rise to any current claims until the awards are legally vested

.
As

of

31 December

2023,

the

TLAC

available

on

a

UBS Group AG

consolidated

basis

amounted

to

USD 199,484m
(30 June 2023: USD 194,863m).
›
Refer to “Holding company and significant regulated

subsidiaries and sub-groups” at
ubs.com/investors

for more information
about UBS Group AG standalone for the year ended 31

December 2023
›
Refer to “Bondholder information” at ubs.com/investors

for more information
›
Refer to the “TLAC1: TLAC composition for

G-SIBs (at resolution group level)” table in this section

for more information about
TLAC for UBS Group AG consolidated
TLAC3: creditor ranking at legal entity level for the resolution entity,

UBS Group AG
As of 31.12.23 Creditor ranking Total
USD m 1 2 3
1 Description of creditor ranking
Common shares
(most junior)
2
Additional Tier 1
Bail-in debt and
pari passu
liabilities
(most senior)
2 Total capital and liabilities net of credit risk mitigation
1

65,567

15,347

122,906

203,821
3
Subset of row 2 that are excluded liabilities

4 Total capital and liabilities less excluded liabilities (row 2 minus row 3)

65,567

15,347
3,4,5

122,906
6,7

203,821
5
Subset of row 4 that are potentially eligible as TLAC

65,567

12,512

115,031
8

193,111
6 Subset of row 5 with 1 year ≤ residual maturity < 2 years

16,163
9

16,163
7 Subset of row 5 with 2 years ≤ residual maturity < 5 years

47,446

47,446
8 Subset of row 5 with 5 years ≤ residual maturity < 10 years

37,943

37,943
9
Subset of row 5 with residual maturity ≥ 10 years, but excluding perpetual securities

13,480

13,480
10 Subset of row 5 that is perpetual securities

65,567

12,512

78,080
1 No credit risk mitigation is applied to capital

and liabilities for UBS Group AG standalone.

2 Common shares including the associated reserves are equal

to the equity of UBS Group AG standalone attributable

to
shareholders.

3 Includes interest expense accrued on AT1 capital instruments, which is not eligible as TLAC.

4 An AT1 instrument in the amount of USD 0.6bn was redeemed and AT1 instruments in a total amount of USD 3.5bn were issued during the six months ended 31 December 2023.

5 Includes an AT1 instrument in the amount

of USD 2.5bn, the call of which was announced on

4 December 2023 (call date 31 January
2024).

6 Includes interest expense accrued on bail-in debt, interest-bearing liabilities that consist of loans from UBS AG

and UBS Switzerland AG, negative

replacement values, and tax and other

liabilities that are
not excluded liabilities under Swiss law and that rank pari passu to bail-in debt.

7 Bail-in debt of USD 3.5bn was redeemed and bail-in debt of USD 4.8bn was issued during the six months ended 31 December 2023.

8 Bail-in debt of USD 0.8bn

has residual maturity of less than one

year and is not potentially eligible

as TLAC.

9 Includes bail-in debt in the

amount of USD 0.5bn, the call

of which was announced on 11

January
2024 (redemption date 30 January 2024).
▲
Leverage ratio
Basel III leverage ratio
Quarterly |

The Basel Committee

on Banking Supervision

(the BCBS) leverage ratio,

as summarized in

the “KM1: Key

metrics“
table in

section 2

of this

report,

is calculated

by dividing

the period-end

tier 1 capital

by the

period-end leverage

ratio
denominator (the LRD).
The LRD consists of on-balance sheet assets and off-balance sheet items based on IFRS Accounting Standards. Derivative exposures are

adjusted for

a number of

items, including

replacement values

and eligible

cash variation

margin netting,
the current

exposure method add-on

for potential

future exposure

and net

notional amounts

for written

credit derivatives.
The LRD also includes an additional charge for counterparty

credit risk related to securities financing transactions (SFTs).
The table below shows the difference between IFRS Accounting

Standards total assets per the consolidation scope under
IFRS Accounting

Standards and

the BCBS

total on-balance

sheet exposures.

Those exposures

are the

starting point

for
calculating

the

BCBS

LRD,

as

shown

in

the

LR2

table

in

this

section.

The

difference

is

due

to

the

application

of

the
regulatory scope

of consolidation

for the

purpose of

the BCBS

calculation. In

addition, carrying

amounts for

derivative
financial instruments and SFTs

are deducted from

IFRS Accounting Standards total

assets. They are

measured differently
under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table.

31 December 2023 Pillar 3 Report |
UBS Group | Leverage ratio

Difference between the Swiss SRB and BCBS leverage ratio
The LRD is

the same under

Swiss systemically relevant

bank (SRB) and

BCBS rules. However,

there is a

difference in

the
capital numerator between

the two

frameworks. Under BCBS

rules only

common equity tier 1

and additional tier 1

capital
are

included in

the numerator.

Under Swiss

SRB rules

UBS is

required

to meet

going and

gone concern

leverage ratio
requirements. Therefore,

depending on the requirement, the numerator includes tier

1 capital instruments, tier 2 capital
instruments and / or total loss-absorbing capacity-eligible

senior unsecured debt.
Reconciliation of IFRS Accounting Standards total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD m 31.12.23 30.9.23 31.12.22
On-balance sheet exposures
IFRS Accounting Standards total assets

1,717,246
1

1,644,006
1

1,104,364
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting

purposes
but outside the scope of regulatory consolidation

(19,086)

(16,748)

(13,342)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for
accounting purposes but consolidated for regulatory purposes

3,235

2,941
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from
the leverage ratio exposure measure

Less carrying amount of derivative financial instruments in IFRS

Accounting Standards total assets

(218,540)

(242,949)

(185,159)
Less carrying amount of securities financing transactions in IFRS Accounting

Standards total assets

(154,017)

(145,348)

(89,882)
Adjustments to accounting values

323
1

516
1
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral

1,329,162

1,242,418

815,981
Asset amounts deducted in determining BCBS Basel III

tier 1 capital

(11,460)

(12,081)

(10,826)
Transitional CET1 purchase price allocation adjustments

4,211

4,498
Total on-balance sheet exposures (excluding derivatives and securities financing transactions) 1,321,913 1,234,835 805,155
1 IFRS Accounting Standards total assets as of 31 December 2023 and 30 September 2023 have been revised subsequent to the publication of the UBS Group fourth quarter 2023 report. Refer to “Note 2 Accounting for the acquisition of the

Credit Suisse Group” in the “Consolidated

financial statements” section of the UBS

Group Annual Report 2023, available under

“Annual reporting” at ubs.com/investors, for more information.
Due to materiality considerations, we have kept the leverage ratio denominator unchanged and reversed the impact in the “Adju stments to accounting values” line.
▲
Quarterly

|
During

the

fourth

quarter

of

2023,

the

LRD

increased

by

USD 79.6bn

to

USD 1,695.4bn.

The

increase

was
primarily driven by currency effects

of USD 68.4bn and asset size and other movements of USD 11.1bn.
On-balance sheet exposures (excluding

derivatives and securities financing

transactions) increased by USD 86.7bn, mainly
due to

currency effects

of USD 59.2bn

and asset

size and

other movements

of USD 27.5bn.

The asset

size movement
was mainly driven by

higher central bank

balances resulting primarily

from customer deposits

and net new

issuances of
long-term debt, and higher trading portfolio assets,

partly offset by lower lending balances.
Derivative exposures

decreased

by USD

15.3bn, mainly

due to

asset size

and other

movements

of USD 17.6bn,

partly
offset by currency effects of USD 2.2bn.

The asset size movement was mainly

due to market-driven decreases in foreign
exchange and interest rate contracts and lower trading volumes across products.
Securities financing

transactions increased

by USD 8.3bn,

mainly due

to asset

size and other

movements of

USD 5.0bn
and

currency

effects

of

USD 3.3bn.

The

asset

size

movement

was

predominantly

reflecting

net

new

excess

cash
reinvestment trades.
Off-balance sheet

items decreased

by USD 0.5bn,

mainly due

to asset

size and

other movements

of USD 3.8bn,

partly
offset

by

currency

effects

of

USD 3.3bn.

The

asset

size

movement

was

mainly

due

to

a

decrease

in

guarantees

and
commitments.
›
Refer to “Leverage ratio denominator” in the

“Risk, capital, liquidity and funding, and balance

sheet” section of the UBS Group
fourth quarter 2023 report,

available under “Quarterly reporting” at
ubs.com/investors , for more information

31 December 2023 Pillar 3 Report |
UBS Group | Leverage ratio

LR1: BCBS Basel III leverage ratio summary comparison
USD m 31.12.23 30.9.23 31.12.22
1 Total consolidated assets as per published financial statements

1,717,246
1

1,644,006
1

1,104,364
2
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting
purposes but outside the scope of regulatory consolidation
2

(30,545)

(28,829)

(24,169)
3
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
4 Adjustments for derivative financial instruments

(90,417)

(99,484)

(94,893)
5
Adjustment for securities financing transactions (i.e., repos and similar secured lending)

11,422

11,763

8,741
6
Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)

79,927

80,406

34,416
7 Other adjustments

7,769
1

7,956
1
7a of which: Transitional CET1 purchase price allocation adjustments

4,211

4,498
7b
of which: consolidated entities under the regulatory scope

of consolidation

3,235

2,941
8 Leverage ratio exposure (leverage ratio denominator)

1,695,403

1,615,817

1,028,461
1 Total consolidated

assets as of

31 December 2023

and 30 September

2023 have been

revised subsequent to

the publication of

the UBS Group

fourth quarter 2023

report. Refer to

“Note 2 Accounting

for the
acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of the UBS Group Annual Report 2023, available under “Annual reporting” at ubs.com/investors, for more information. Due
to materiality considerations, we have kept the leverage

ratio denominator unchanged and reversed the impact in the “Other adjustments” line.

2 Includes assets that are deducted from tier 1 capital.
LR2: BCBS Basel III leverage ratio common disclosure
USD m, except where indicated 31.12.23 30.9.23 31.12.22
On-balance sheet exposures
1
On-balance sheet items (excluding derivatives and securities financing transactions (SFTs), but including collateral)

1,329,162

1,242,418

815,981
2 (Asset amounts deducted in determining Basel III Tier 1 capital)

(11,460)

(12,081)

(10,826)
2a Transitional CET1 purchase price allocation adjustments

4,211

4,498
3 Total on-balance sheet exposures (excluding derivatives and SFTs)

1,321,913

1,234,835

805,155
Derivative exposures
4
Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)

62,634

77,423

52,184
5
Add-on amounts for PFE associated with all derivatives transactions

107,548

112,436

72,077
6
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative
accounting framework
7
(Deductions of receivables assets for cash variation margin provided in derivatives transactions)

(31,746)

(34,088)

(22,067)
8
(Exempted QCCP leg of client-cleared trade exposures)

(13,092)

(15,643)

(12,413)
9
Adjusted effective notional amount of all written credit

derivatives
1

132,275

161,295

41,188
10
(Adjusted effective notional offsets and add-on deductions for written credit derivatives)
2

(129,495)

(157,958)

(40,702)
11 Total derivative exposures

128,123

143,465

90,266
Securities financing transaction exposures
12
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions

259,336

240,670

177,828
13 (Netted amounts of cash payables and cash receivables of gross SFT assets)

(105,319)

(95,322)

(87,946)
14 CCR exposure for SFT assets

11,422

11,763

8,741
15 Agent transaction exposures
16 Total securities financing transaction exposures

165,439

157,111

98,623
Other off-balance sheet exposures
17 Off-balance sheet exposure at gross notional amount

311,745

303,212

111,555
18 (Adjustments for conversion to credit equivalent amounts)

(231,818)

(222,806)

(77,139)
19 Total off-balance sheet items

79,927

80,406

34,416
Total exposures (leverage ratio denominator)

1,695,403

1,615,817

1,028,461
Capital and total exposures (leverage ratio denominator)
20 Tier 1 capital

92,377
3

90,369
3

58,321
21 Total exposures (leverage ratio denominator)

1,695,403

1,615,817

1,028,461
Leverage ratio
22
Basel III leverage ratio (%)

5.4
3

5.6
3

5.7
1 Includes protection sold,

including agency transactions.

2 Protection sold can

be offset with

protection bought on

the same underlying

reference entity,

provided that the

conditions according

to the Basel

III
leverage ratio framework and disclosure requirements are met.

3 Information as of 31 December 2023 and 30 September 2023 has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse
Group” in the “Consolidated financial statements” section of the UBS Group Annual Report 2023, available under “Ann ual reporting” at ubs.com/investors, for more information.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Liquidity and funding

Liquidity and funding
Liquidity coverage ratio
Quarterly |
We monitor

the liquidity

coverage

ratio (the

LCR) in

all significant

currencies

in order

to manage

any currency
mismatch between high-quality liquid assets (HQLA) and

the net expected cash outflows in times of stress.
▲
Pillar 3 disclosure requirement UBS Group Annual Report 2023 section Disclosure
UBS Group Annual
Report 2023 page
number
Concentration of funding sources Capital, liquidity and funding, and balance sheet
– Balance sheet and off-balance sheet: Liabilities by product

and
currency
177
Concentration of funding sources Capital, liquidity and funding, and balance sheet

– Liquidity and funding management:
Funding management
171–172
Currency mismatch in the LCR Capital, liquidity and funding, and balance sheet

– Liquidity and funding management:
Liquidity coverage ratio
172
High-quality liquid assets
Quarterly |
HQLA must be easily and immediately convertible into cash

at little or no loss of value, especially during a period
of stress. HQLA

are assets that

are of low

risk and

are unencumbered. Other

characteristics of HQLA

are ease and

certainty
of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of
an active and sizable

market for the

assets, and low volatility.

Our HQLA predominantly

consist of assets that

qualify as
Level 1

in the

LCR framework,

including cash,

central

bank

reserves

and government

bonds.

In the

fourth

quarter

of
2023,

our

HQLA

increased

USD 48.1bn

to

USD 415.6bn,

mostly

driven

by

higher

customer

deposits

and

proceeds
received from debt issuances and negative

net new loans. The overall composition of HQLA remained

unchanged.
High-quality liquid assets (HQLA)
Average 4Q23
1
Average 3Q23
1
USD bn, except where indicated
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Cash balances
3

297.8

297.8

264.2

264.2
Securities (on- and off-balance sheet)

92.4

25.4

117.8

80.2

23.2

103.3
Total HQLA
4

390.2

25.4

415.6

344.3

23.2

367.5
1 Calculated based on an average of 63 data points in the fourth quarter of 2023 and 63 data points in the third quarter of 2023.

2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.

3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.

4 Calculated in accordance with FINMA requirements.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Liquidity and funding

LCR development during the fourth quarter of 2023

Quarterly |
In the fourth quarter

of 2023, the quarterly

average LCR of the

UBS Group increased

19.1 percentage points to
215.7%, remaining above

the prudential requirement communicated

by the

Swiss Financial Market

Supervisory Authority
(FINMA).

The movement in

the average LCR

was primarily driven

by a USD 48.1bn increase

in HQLA to

USD 415.6bn, mostly driven
by higher

customer deposits

and proceeds received

from debt

issuances and

negative net

new loans. The

effect of

the
increase in

average

HQLA was

slightly offset

by a

USD 5.5bn

increase in

average

net cash

outflows, to

USD 192.8bn.
That increase was due to lower net inflows from securities financing transactions and lower inflows from lending assets,
partly offset by lower outflows from debt issued.
LIQ1: Liquidity coverage ratio
Average 4Q23
1
Average 3Q23
1
USD bn, except where indicated
Unweighted
value
Weighted
value
2
Unweighted
value
Weighted
value
2
High-quality liquid assets (HQLA)
1 Total HQLA

420.4

415.6

371.8

367.5
Cash outflows
2 Retail deposits and deposits from small business customers

348.8

39.9

350.9

39.9
3 of which: stable deposits

32.4

1.2

35.2

1.2
4 of which: less stable deposits

316.4

38.8

315.7

38.6
5 Unsecured wholesale funding

278.3

138.0

279.5

138.6
6 of which: operational deposits (all counterparties)

71.1

17.6

73.4

18.2
7 of which: non-operational deposits (all counterparties)

190.4

103.5

187.7

102.1
8 of which: unsecured debt

16.9

16.9

18.3

18.3
9 Secured wholesale funding

71.9

70.8
10 Additional requirements:

232.6

54.5

233.5

56.1
11 of which: outflows related to derivatives and other transactions

110.4

27.8

107.0

28.2
12 of which: outflows related to loss of funding on debt products
3

0.2

0.2

0.1

0.1
13 of which: committed credit and liquidity facilities

122.0

26.5

126.4

27.8
14 Other contractual funding obligations

27.7

26.9

29.4

28.7
15 Other contingent funding obligations

384.1

10.9

432.8

10.7
16 Total cash outflows

342.1

344.9
Cash inflows
17 Secured lending

240.7

78.8

246.6

81.1
18 Inflows from fully performing exposures

88.4

40.7

94.5

42.4
19 Other cash inflows

29.8

29.8

34.0

34.0
20 Total cash inflows

358.9

149.3

375.1

157.6
Average 4Q23
1
Average 3Q23
1
USD bn, except where indicated
Total adjusted
value
4
Total adjusted
value
4
Liquidity coverage ratio (LCR)
21 Total HQLA

415.6

367.5
22 Net cash outflows

192.8

187.3
23 LCR (%)

215.7

196.5
1 Calculated based

on an average

of 63 data

points in the

fourth quarter of

2023 and 63

data points in

the third quarter

of 2023.

2 Calculated after

the application of

haircuts and inflow

and outflow rates.

3 Includes outflows related to loss of funding on asset

-backed securities, covered bonds,

other structured financing instruments, asset-backed

commercial papers, structured entities (conduits),

securities investment
vehicles and other such financing facilities.

4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

▲

31 December 2023 Pillar 3 Report |
UBS Group | Liquidity and funding

Liquidity risk management
Annual |
The table below

presents an overview

of risk management

disclosures related

to risks resulting

from liquidity

and
funding activities that are

provided separately in the

UBS Group Annual Report

2023, available under “Annual

reporting”
at
ubs.com/investors
.
LIQA: Liquidity risk management
Pillar 3 disclosure requirement UBS Group Annual Report 2023 section Disclosure
UBS Group Annual
Report 2023 page
number
Liquidity risk management,
including risk tolerance and target /
limit setting, monitoring and
reporting, including policies and
practices, as well as governance and
governance structure
Capital, liquidity and funding, and
balance sheet
–
Liquidity and funding management:

Strategy, objectives and
governance
170
Funding risk strategy and
management: objective,
diversification of funding sources,
limits and targets approach
Capital, liquidity and funding, and
balance sheet
–
Liquidity and funding management: Funding management
and Strategy, objectives and governance
170–172
Liquidity risk management and
strategy: objective, diversification of
liquid assets, limits and targets
approach
Capital, liquidity and funding, and
balance sheet
–
Liquidity and funding management: Liquidity and funding
stress testing and Strategy, objectives and governance
170–171
Stress testing approach and stress
scenario description
Capital, liquidity and funding, and
balance sheet
–
Liquidity and funding management: Liquidity and funding
stress testing
170–171
Contingency funding plan Capital, liquidity and funding, and balance sheet
–
Liquidity and funding management: Contingency funding
plan
172
Asset encumbrance (encumbered,
unencumbered and assets that
cannot be pledged as collateral)
Capital, liquidity and funding, and
balance sheet
–

Balance sheet and off-balance sheet: Asset encumbrance
174–175
Limitations on the transferability of
liquidity
Capital, liquidity and funding, and
balance sheet
– Liquidity and funding management / Liquidity coverage ratio:
Trapped liquidity at Group level (High-quality liquid assets paragraph)
172
Maturity of assets and liabilities to
provide a view on the balance sheet
and off-balance sheet structure
Consolidated financial statements
–
Note 24 Maturity analysis of assets and liabilities 384–386
▲

31 December 2023 Pillar 3 Report |
UBS Group | Liquidity and funding

Net stable funding ratio
Net stable funding ratio development during the fourth quarter of 2023

Semi-annual |

As of

31 December 2023,

the net

stable funding

ratio of

the UBS

Group

increased

3.9 percentage

points to
124.7%, remaining above the prudential requirement

communicated by FINMA.
Available stable funding

increased by

USD 53.7bn to

USD 926.4bn, reflecting higher

customer deposits, debt

securities
issued and regulatory capital.

Required stable funding increased by USD

20.2bn to USD 743.2bn, predominantly reflecting

higher trading and lending
assets.

›
Refer to “Liquidity and funding management” in

the “Capital,

liquidity and funding, and balance sheet”

section of the UBS Group
Annual Report 2023, available under ”Annual

reporting” at
ubs.com/investors , for more information
LIQ2: Net stable funding ratio (NSFR)
31.12.23 30.9.23
Unweighted value by residual maturity Unweighted value by residual maturity
USD bn
No Maturity < 6 months
6 months to
< 1 year ≥ 1 year
Weighted
Value No Maturity < 6 months
6 months to
< 1 year ≥ 1 year
Weighted
Value
Available stable funding (ASF) item
1 Capital: 86.3 13.2 99.5 85.0 9.4 94.4
2 Regulatory Capital 86.3 12.7 99.0 85.0 8.9 93.9
3 Other Capital Instruments 0.5 0.5 0.5 0.5
4 Retail deposits and deposits from small business
customers: 400.5 20.6 14.9 395.6 379.0 18.7 13.0 372.7
5 Stable deposits 33.3 0.0 0.0 31.6 34.9 0.0 0.0 33.1
6 Less stable deposits 367.3 20.6 14.9 364.0 344.1 18.7 13.0 339.5
7 Wholesale Funding: 550.7 58.0 248.2 421.1 513.9 64.6 227.8 394.0
8 Operational Deposits 79.7 39.8 72.8 36.4
9 Other wholesale funding 471.0 58.0 248.2 381.2 441.1 64.6 227.8 357.6
10 Liabilities with matching interdependent assets 3.8 3.8
11 Other liabilities: 40.8 120.6 9.3 10.2 44.2 131.3 0.0 0.8 11.6
12 NSFR derivative liabilities 8.5
1
13 All other liabilities and equity not included in the
above categories 40.8 120.6 0.8 10.2 44.2 131.3 0.0 0.8 11.6
14 Total ASF 926.4 872.7
Required stable funding (RSF) item
15 Total NSFR high-quality liquid assets (HQLA) 38.2 28.9
16 Deposits held at other financial institutions for
operational purposes 13.6 7.1 13.9 7.2
17 Performing loans and securities: 45.5 301.9 55.7 509.9 565.2 44.2 292.2 54.1 490.7 548.7
18 Performing loans to financial institutions secured by
Level 1 HQLA or Level 2a HQLA 84.1 0.4 0.2 10.8 72.8 0.4 0.1 8.0
19 Performing loans to financial institutions secured by
Level 2b HQLA or non-HQLA and unsecured
performing loans to financial institutions 67.1 8.8 53.8 71.4 73.6 11.6 60.5 80.5
20 Performing loans to non-financial corporate clients,
loans to retail and small business customers, and
loans to sovereigns, central banks and PSEs, of which: 0.7 122.8 24.2 175.4 212.7 118.3 21.9 169.9 206.3
21 With a risk weight of less than or equal to 35%
under Basel II standardised approach for credit risk 1.0 12.2 0.2 8.1 7.0 8.8 0.1 8.0 6.1
22 Performing residential mortgages, of which: 24.9 20.3 259.0 211.0 24.7 17.7 240.3 196.5
23 With a risk weight of less than or equal to 35%
under Basel II standardised approach for credit risk 12.1 10.5 236.5 180.4 11.8 9.2 217.8 166.3
24 Securities that are not in default and do not qualify as
HQLA, including exchange-traded equities 44.8 3.1 2.0 21.6 59.3 44.2 2.8 2.6 19.9 57.5
25 Assets with matching interdependent liabilities 3.9 3.8
26 Other assets: 39.6 41.4 0.2 152.8 126.7 44.7 56.2 0.1 151.8 132.4
27 Physical traded commodities, including gold 2.0 1.7 1.9 0.0 1.6
28 Assets posted as initial margin for derivative contracts
and contributions to default funds of CCPs 42.0
1
35.7 41.3
1
35.1
29 NSFR derivative assets 5.6
1
5.6
30 NSFR derivative liabilities before deduction of variation margin posted 81.2
1
16.2 79.8
1
16.0
31 All other assets not included in the above categories 37.6 41.4 0.2 29.6 73.0 42.8 56.2 0.1 25.1 74.2
32 Off-balance sheet items 21.7 8.4 101.0 6.0 18.4 9.3 98.5 5.7
33 Total RSF 743.2 722.9
34 Net stable funding ratio (%) 124.7 120.7
1 The ≥ 1 year maturity bucket includes balances for which differentiation by maturity is not required.
▲

31 December 2023 Pillar 3 Report |
UBS Group | Remuneration

Remuneration
Annual |
Pillar 3 disclosures

on

remuneration

are

separately

provided

on

pages 202–203

and pages

222–270

in

the

UBS
Group Annual Report 2023, available under “Annual reporting”

at
ubs.com/investors
.
▲
Requirements for global systemically important banks
and related indicators
Semi-annual |
The Financial Stability Board (the FSB) has

determined that UBS is a global systemically important bank

(a G-SIB),
using an indicator-based

methodology adopted by

the Basel Committee

on Banking Supervision (the

BCBS). Banks that
qualify

as

G-SIBs

are

required

to

disclose

13

high-level

indicators

for

assessing

the

systemic

importance

of

G-SIBs

as
defined

by

the

BCBS.

These

indicators

are

used

for

the

G-SIB

score

calculation

and

cover

five

categories:

size,

cross-
jurisdictional activity, interconnectedness, substitutability / financial institution infrastructure, and complexity.
In November 2023, the FSB,

in consultation with the BCBS

and national authorities, published the 2023

list of G-SIBs and
Credit Suisse had moved below the threshold for G-SIB designation,

no longer being considered a G-SIB.

Based

on

the

published

indicators,

G-SIBs

are

subject

to

additional

common

equity

tier 1

(CET1)

capital

buffer
requirements in a

range from 1.0%

to 3.5%. In

November 2023, the

FSB confirmed that,

based on the

year-end 2022
indicators, the

additional

CET1 capital

buffer requirement

for the

UBS Group

will increase

to 1.5%,

from 1.0%,

as of
1 January 2025. This increase

follows the acquisition of the

Credit Suisse Group in June

2023. As our Swiss

systemically
relevant bank

Basel III

capital requirements

remain above

the BCBS

requirements, including

the increased

G-SIB buffer,
we are not affected by these additional G-SIB requirements.
The BCBS introduced a leverage ratio buffer for G-SIBs as a part of the finalization of the Basel III framework announced in

December

2017.

The

leverage

ratio

buffer

is

set

at

50%

of

risk-weighted

higher-loss

absorbency

requirements.
Implementation of the final Basel III framework

in Switzerland is expected to enter into

force on 1 January 2025. We

do
not expect these changes to increase our additional CET1

capital buffer requirement.
We provide

our G-SIB

indicators as

of 31 December

2022 under

“Pillar 3

disclosures” at
ubs.com/investors
. Our

G-SIB
indicators as of 31 December 2023 will be published

in July 2024 under “Pillar 3 disclosures” at
ubs.com/investors
.
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Introduction

101
Significant regulated subsidiaries
and sub-groups
Introduction
Scope of disclosures in this section
The sections below include

capital and other regulatory

information as of 31 December

2023 for UBS AG consolidated,
UBS AG

standalone,

UBS Switzerland AG

standalone,

UBS Europe SE

consolidated,

UBS Americas Holding LLC
consolidated,

Credit

Suisse AG

consolidated,

Credit

Suisse AG

standalone,

Credit

Suisse

(Schweiz) AG

consolidated,
Credit

Suisse

(Schweiz)

AG standalone,

Credit

Suisse

International

standalone

and

Credit

Suisse

Holdings

(USA),

Inc.
consolidated.

Capital

information

in

the

following

sections

is

based

on

Pillar 1

capital

requirements.

Entities

may

be
subject to significant additional

Pillar 2 requirements, which represent additional

amounts of capital considered

necessary
and are agreed with regulators based on the risk profile

of the respective entity.
UBS Americas Holding LLC consolidated and Credit

Suisse Holdings (USA), Inc. consolidated
Recent events in the US banking market
In May 2023, the

Federal Reserve Board

and the Federal Deposit

Insurance Corporation (the

FDIC) released reports

that
covered the

circumstances leading

to the

closing of

certain banking

organizations following

the events

in the

banking
market in March 2023. The reports noted shortcomings in the supervisory agencies’ execution of examination programs,
including escalation

of supervisory

issues and

staffing. They

also raised

concerns related

to the

regulatory

framework,
including the Federal Reserve’s Tailoring Rule and other topics, such as interest rate risk management. UBS expects these developments to impact the regulatory environment

in the US, where UBS has significant

operations.
Federal Reserve Board releases stress test results
In June 2023,

the Federal Reserve

Board released

the results

of its 2023

Dodd–Frank Act Stress

Test

(DFAST).

UBS’s US
intermediate

holding

company,

UBS

Americas

Holding

LLC,

and

Credit

Suisse’s

intermediate

holding,

Credit

Suisse
Holdings

(USA),

Inc.,

exceeded

the

minimum

capital

requirements

under

the

severely

adverse

scenario.

Following

the
completion of

the annual

DFAST

and the

Comprehensive

Capital Analysis

and Review

(CCAR), UBS

Americas Holding
LLC was assigned

a stress

capital buffer

(an SCB) of

9.1% (previously

4.8%) under the

SCB rule as

of 1 October

2023,
resulting in

a total

common

equity tier

1 (CET1)

capital requirement

of 13.6%.

Credit

Suisse Holdings

(USA), Inc.

was
assigned an SCB of 7.2% (previously 9.0%), resulting

in a total CET1 capital requirement

of 11.7%.
US authorities consult on final Basel III implementation
In July 2023, US banking regulators,

including the Federal Reserve

Board, the FDIC and the

Office of the Comptroller

of
the Currency

(the OCC), issued

a public consultation

on a proposal

that would

implement the

final components of

the
Basel III capital standards for US banking organizations and foreign-owned intermediate holding companies, such as UBS
Americas Holding

LLC and

Credit Suisse

Holdings (USA),

Inc. Among

other matters,

the proposed

rules would

end the
use of

the internal

model approach

for credit

risk by

the largest

banking organizations

and would

introduce instead

a
new

standardized

approach.

In

addition,

the

proposed

rules

for

operational

risks

would

replace

the

advanced
measurement approach

with a

standardized

measure. The

proposal calls

for a

three-year

transition period,

starting on
1 July 2025, and full implementation by 1 July 2028. We currently estimate that the proposed rule changes would result
in increased capital requirements

for our US-based intermediate holding companies

if implemented as proposed.
UBS Americas Holding LLC consolidated
US banking regulators’ changes to the resolution framework

and long-term debt requirements
In

August

2023,

the

Federal

Reserve

Board

and

the

FDIC

issued

joint

proposals

on

long-term

debt

requirements

and
resolution

planning

guidance

for

large

banks.

The

long-term

debt

proposal

would

require

certain

large

bank-holding
companies, intermediate holding companies

and insured depositories with

USD 100bn or more in

total assets to

maintain
a minimum amount of long-term debt, intended

to enhance the resilience and resolvability

of such organizations. Large
banking organizations would also be

prohibited from certain activities that could

complicate the resolution or would lead
to contagion risks.

If the proposals are

implemented, UBS Bank

USA would be

subject to the

long-term debt requirement,
which would be

incremental to

the requirements

already imposed

upon its parent

organization, UBS

Americas Holding
LLC. The resolution

planning guidance

proposed by

US banking regulators

would cover

our US-based

entities and calls
for certain enhancements in the requirements

of the submitted resolution plans.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

102
UBS AG consolidated
Key metrics of the fourth quarter of 2023
Quarterly |

The table below is based

on Basel Committee on

Banking Supervision (BCBS) Basel

III rules and IFRS Accounting
Standards.
During the fourth

quarter of 2023,

tier 1 capital increased

by USD 1.6bn to

USD 56.6bn. Common

equity tier 1

(CET1)
capital increased by

USD 0.8bn to

USD 44.1bn, mainly

reflecting operating

profit before

tax of USD 0.3bn

and positive
effects

from

foreign

currency

translation

of

USD 1.0bn,

partly

offset

by

additional

dividend

accruals

of

USD 0.6bn.
Additional tier 1 (AT1) capital

issued by the Group

and on-lent to UBS

AG increased by USD 0.8bn to

USD 12.5bn, mainly
reflecting

two

issuances

of

AT1

capital

instruments

of

USD 3.5bn

and

positive

impacts

from

interest

rate

risk

hedge,
foreign currency translation and other

effects. These increases were partly

offset by a USD 2.5bn AT1 capital instrument
that ceased to

be eligible as

going concern capital

when we issued

a notice of

redemption of this instrument

in the fourth
quarter

of

2023.

In

addition,

two

high-trigger

loss-absorbing

AT1

capital

instruments

of

an

equivalent

of

USD 0.6bn
previously on-lent from the Group to UBS AG were transferred to Credit Suisse AG on 20 October 2023.
Risk-weighted assets (RWA)

increased by USD 12.8bn

to USD 334.0bn during

the fourth quarter of

2023, primarily driven
by an increase in credit and counterparty credit risk RWA

.

During the fourth

quarter of 2023,

the leverage ratio

denominator (the LRD)

increased by USD 62.3bn to

USD 1,104.4bn,
driven

by

an

increase

from

currency

effects

of

USD 41.4bn

and

an

increase

in

asset

size

and

other

movements

of
USD 20.9bn. The increase in the LRD was mainly driven by

higher lending balances, trading portfolio assets, central bank balances and securities financing transaction exposures,

partly offset by lower derivative exposures.

Correspondingly, the CET1 capital ratio of

UBS AG consolidated decreased to 13.2% from

13.5%, reflecting the increase
in RWA, partly offset by the

increase in CET1 capital.

The Basel III leverage ratio decreased to 5.1%

from 5.3%, reflecting
higher leverage ratio exposure, partly offset by the increase in tier 1 capital.
In the fourth quarter of 2023, the quarterly

average liquidity coverage ratio (the LCR)

of UBS AG consolidated increased
13.1 percentage points

to 189.7%.

The movement

in the

quarterly average

LCR was primarily

driven by an

increase in
average high-quality liquid assets

(HQLA) of USD 23.6bn to USD

254.5bn, mainly due to an

increase in customer deposits
and proceeds received from

debt issuances. The effect

of the increase in average

HQLA was partly offset

by an increase
in

average

net

cash

outflows

of

USD 3.3bn

to

USD 134.3bn,

driven

by

lower

net

inflows

from

securities

financing
transactions.
As

of

31 December

2023,

the

net

stable

funding

ratio

of

UBS AG

consolidated

decreased

2.1 percentage

points

to
119.6%. Required stable funding increased

by USD 36.7bn to USD 503.8bn, mainly driven

by higher lending and trading
assets. Available

stable funding

increased by

USD 34.1bn to

USD 602.6bn, mainly

driven by

higher customer

deposits,
debt issued and regulatory capital.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

103
KM1: Key metrics
USD m, except where indicated
31.12.23 30.9.23 30.6.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

44,130

43,378

43,300
2 Tier 1
1

56,628

55,037

55,017
3 Total capital
1

56,629

55,038

55,017
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

333,979

321,134

323,406
4a Minimum capital requirement
2

26,718

25,691

25,873
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

13.21

13.51

13.39
6 Tier 1 ratio (%)
1

16.96

17.14

17.01
7 Total capital ratio (%)
1

16.96

17.14

17.01
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.13

0.13

0.10
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.32

0.30

0.29
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4

2.63

2.63

2.60
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5

8.71

9.01

8.89
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

1,104,408

1,042,106

1,048,313
14 Basel III leverage ratio (%)
1

5.13

5.28

5.25
Liquidity coverage ratio (LCR)
6
15 Total high-quality liquid assets (HQLA)

254,516

230,909

224,849
16 Total net cash outflow

134,300

130,956

131,535
16a of which: cash outflows

256,881

254,122

258,700
16b of which: cash inflows

122,582

123,166

127,165
17 LCR (%) 189.71 176.56 170.94
Net stable funding ratio (NSFR)
18 Total available stable funding 602,565

568,509

564,491
19 Total required stable funding 503,782

467,130

477,615
20 NSFR (%) 119.61

121.70

118.19
1 As of 1 July 2022, capital amounts exclude the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA

Circular 2013/1 “Eligible capital – banks”.

2 Calculated
as 8% of total RWA, based on total

capital minimum requirements, excluding CET1 buffer

requirements.

3 Swiss SRB going and gone concern requirements and

information for UBS AG consolidated are provided
below in this section.

4 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

5 Represents the CET1 ratio that is
available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS tier 2 capital requirement met with CET1 capital.

6 Calculated
after the application of haircuts and inflow

and outflow rates, as well

as, where applicable,

caps on Level 2 assets and cash

inflows. Calculated based on an

average of 63 data points in

the fourth quarter of 2023
and 63 data points in the third quarter of 2023.
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

104
Swiss systemically relevant bank going and gone concern

requirements and information

Quarterly |
The tables

below provide

details of

the Swiss

systemically relevant

bank RWA-

and leverage

ratio denominator-
based

going

and

gone

concern

requirements

and

information

as

required

by

the

Swiss

Financial

Market

Supervisory
Authority (FINMA).
In

November

2022, the

Swiss

Federal

Council

adopted

amendments

to

the

Banking

Act and

the

Banking

Ordinance,
which entered into force as of 1 January 2023.

The amendments replaced the resolvability discount on the gone concern capital

requirements

for

systemically

important

banks

(SIBs),

including

UBS,

with

reduced

base

gone

concern

capital
requirements equivalent to 75%

of the total going

concern requirements (excluding countercyclical buffer requirements).
In addition, as

of July 2024,

FINMA will have the

authority to impose

a surcharge of up

to 25% of

the total going

concern
capital requirements (excluding countercyclical buffer requirements) based on obstacles to an SIB’s resolvability identified in

future

resolvability

assessments.

UBS AG’s

consolidated

total

gone

concern

requirements

remained

substantially
unchanged in

the fourth

quarter of

2023. Outstanding

high- and

low-trigger loss-absorbing

tier 2 capital

instruments,
non-Basel III-compliant

tier 2

capital instruments

and total

loss-absorbing

capacity-eligible

unsecured debt

instruments
are eligible to meet gone concern requirements until one

year before maturity.
More

information

about

the

going

and

gone

concern

requirements

and

information

is

provided

in

the

“Total

loss-
absorbing

capacity”

section

of

the

UBS AG

Annual

Report

2023,

available

under

“Annual

reporting”

at
ubs.com/investors.
Swiss SRB going and gone concern requirements and information
As of 31.12.23 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.75
1

49,268

5.00
1

55,220
Common equity tier 1 capital

10.45

34,907

3.50
2

38,654
of which: minimum capital

4.50

15,029

1.50

16,566
of which: buffer capital

5.50

18,369

2.00

22,088
of which: countercyclical buffer

0.45

1,509
Maximum additional tier 1 capital

4.30

14,361

1.50

16,566
of which: additional tier 1 capital

3.50

11,689

1.50

16,566
of which: additional tier 1 buffer capital

0.80

2,672
Eligible going concern capital
Total going concern capital

16.96

56,628

5.13

56,628
Common equity tier 1 capital

13.21

44,130

4.00

44,130
Total loss-absorbing additional tier 1 capital

3.74

12,498

1.13

12,498
of which: high-trigger loss-absorbing additional tier 1 capital

3.38

11,286

1.02

11,286
of which: low-trigger loss-absorbing additional tier 1 capital
3

0.36

1,212

0.11

1,212
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

35,819

3.75

41,415
of which: base requirement including add-ons for market share and LRD

10.73
7

35,819

3.75
7

41,415
Eligible gone concern capital
Total gone concern loss-absorbing capacity

16.31

54,458

4.93

54,458
Total tier 2 capital

0.16

538

0.05

538
of which: non-Basel III-compliant tier 2 capital

0.16

538

0.05

538
TLAC-eligible unsecured debt

16.14

53,920

4.88

53,920
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.48

85,088

8.75

96,636
Eligible total loss-absorbing capacity

33.26

111,086

10.06

111,086
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

333,979
Leverage ratio denominator

1,104,408
1 Includes

applicable add-ons

of 1.44%

for risk-weighted

assets (RWA)

and 0.50%

for leverage

ratio denominator

(LRD).

2 Our

minimum CET1

leverage ratio

requirement of

3.5% consists

of a

1.5% base
requirement, a 1.5%

base buffer capital

requirement, a 0.25%

LRD add-on requirement

and a 0.25%

market share

add-on requirement based

on our

Swiss credit business.

3 Existing outstanding

low-trigger
additional tier 1 capital instruments

qualify as going concern capital at

the UBS AG consolidated

level, as agreed with the

Swiss Financial Market Supervisory

Authority (FINMA), until their first

call date. As of

their
first call date, these instruments are eligible to meet the gone concern requirements.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between
one and two

years. Once at

least 75% of

the minimum gone

concern requirement has

been met with

instruments that have

a remaining maturity

of greater than

two years, all

instruments that have

a remaining
maturity of between one and two years remain eligible

to be included in the total gone concern capital.

5 From 1 January 2023, the resolvability

discount on the gone concern capital requirements for systemically important banks (SIBs) has been replaced

with reduced base gone concern capital

requirements equivalent to 75% of the

total going concern requirements (excluding

countercyclical buffer requirements).

6 As of
July 2024, FINMA will have the authority to impose a surcharge of up to 25% of the total going concern capital requirements should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

105
Swiss SRB going and gone concern information
USD m, except where indicated 31.12.23 30.9.23 31.12.22
Eligible going concern capital
Total going concern capital

56,628

55,037

54,770
Total tier 1 capital

56,628

55,037

54,770
Common equity tier 1 capital

44,130

43,378

42,929
Total loss-absorbing additional tier 1 capital

12,498

11,660

11,841
of which: high-trigger loss-absorbing additional tier 1 capital

11,286

10,466

10,654
of which: low-trigger loss-absorbing additional tier 1 capital

1,212

1,194

1,187
Eligible gone concern capital
Total gone concern loss-absorbing capacity

54,458

53,349

46,991
Total tier 2 capital

538

536

2,958
of which: low-trigger loss-absorbing tier 2 capital

0

0

2,422
of which: non-Basel III-compliant tier 2 capital

538

536

536
TLAC-eligible unsecured debt

53,920

52,814

44,033
Total loss-absorbing capacity
Total loss-absorbing capacity

111,086

108,387

101,761
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

333,979

321,134

317,823
Leverage ratio denominator

1,104,408

1,042,106

1,029,561
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.0

17.1

17.2
of which: common equity tier 1 capital ratio

13.2

13.5

13.5
Gone concern loss-absorbing capacity ratio

16.3

16.6

14.8
Total loss-absorbing capacity ratio

33.3

33.8

32.0
Leverage ratios (%)
Going concern leverage ratio

5.1

5.3

5.3
of which: common equity tier 1 leverage ratio

4.0

4.2

4.2
Gone concern leverage ratio

4.9

5.1

4.6
Total loss-absorbing capacity leverage ratio

10.1

10.4

9.9
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

106
UBS AG standalone
Key metrics of the fourth quarter of 2023
Quarterly |
The table below is

based on Basel Committee

on Banking Supervision (BCBS)

Basel III rules and IFRS

Accounting
Standards.
During the fourth

quarter of 2023,

tier 1 capital

increased by

USD 0.3bn to USD 65.1bn.

Common equity tier

1 (CET1)
capital decreased by

USD 0.6bn to USD 52.6bn,

mainly reflecting additional

accruals for capital

returns to UBS Group AG.
Additional tier 1 (AT1)

capital issued by the

Group and on-lent to UBS

AG increased by USD 0.8bn to

USD 12.5bn, mainly
reflecting

two

issuances

of

AT1

capital

instruments

of

USD 3.5bn

and

positive

impacts

from

interest

rate

risk

hedge,
foreign currency translation and other

effects. These increases were partly

offset by a USD 2.5bn AT1 capital instrument
that ceased to

be eligible as

going concern capital

when we issued

a notice of

redemption of this

instrument in the fourth
quarter

of

2023.

In

addition,

two

high-trigger

loss-absorbing

AT1

capital

instruments

of

an

equivalent

of

USD

0.6bn
previously on-lent from the Group to UBS AG were transferred to Credit Suisse AG on 20 October 2023.
Phase-in risk-weighted assets

(RWA) increased by

USD 6.6bn to USD 354.1bn

during the fourth

quarter of 2023,

primarily
driven

by

increases

in

credit

and

counterparty

credit

risk

RWA

and

participation

RWA,

partly

offset

by

decreases

in
operational risk RWA and market risk RWA.
The leverage ratio denominator (the LRD) increased by USD 35.0bn to USD 643.9bn, driven by a USD 19.2bn increase in asset

size

and

other

movements

and

a

USD

15.9bn

increase

in

currency

effects.

The

increase

in

asset

size

and

other
movements

was

mainly

driven

by

higher

on-balance

sheet

assets,

mainly

due

to

higher

trading

portfolio

assets

and
lending balances, and securities financing transactions, partly offset by lower derivative exposures.
Correspondingly, the CET1 capital

ratio of UBS AG standalone

decreased to 14.8% from

15.3%, reflecting the increase
in RWA and the

decrease in CET1

capital. The firm’s

Basel III leverage ratio

decreased to 10.1%

from 10.6%, reflecting
the increase in the LRD, partly offset by the aforementioned increase in tier 1 capital.
The quarterly average liquidity coverage ratio (LCR) of UBS AG standalone increased 34.2 percentage points to 260.2%,
remaining above the

prudential requirement communicated by

the Swiss Financial

Market Supervisory Authority (FINMA).
The movement

in the

quarterly

average LCR

was driven

by an

increase in

average high-quality

liquid assets

(HQLA) of
USD 20.7bn to

USD 130.0bn, mainly

driven by

an increase

in customer

deposits. The

effect of

the increase

in average
HQLA was

slightly

offset

by

an increase

in average

net cash

outflows

of USD

1.6bn

to USD 50.4bn,

mainly

driven

by
lower net inflows from securities financing transactions.
As of 31 December 2023, the

net stable funding ratio decreased

2.7 percentage points to 91.7%,

remaining above the
prudential requirement

communicated

by FINMA.

Available stable

funding increased

by USD 16.0bn

to USD 279.8bn,
mainly

driven

by

higher

customer

deposits,

debt

issued

and

regulatory

capital.

Required

stable

funding

increased

by
USD 25.8bn to USD 304.9bn, mainly driven by higher trading and lending assets.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

107
KM1: Key metrics
USD m, except where indicated
31.12.23 30.9.23 30.6.23 31.3.23 31.12.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

52,553

53,107

53,904

53,476

53,995
2 Tier 1
1

65,051

64,767

65,622

65,791

65,836
3 Total capital
1

65,052

64,767

65,622

66,279

66,321
Risk-weighted assets (amounts)
2
4 Total risk-weighted assets (RWA)

354,083

347,514

343,374

348,235

332,864
4a Minimum capital requirement
3

28,327

27,801

27,470

27,859

26,629
Risk-based capital ratios as a percentage of RWA
2
5 CET1 ratio (%)
1

14.84

15.28

15.70

15.36

16.22
6 Tier 1 ratio (%)
1

18.37

18.64

19.11

18.89

19.78
7 Total capital ratio (%)
1

18.37

18.64

19.11

19.03

19.92
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.12

0.11

0.09

0.08

0.06
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.00

0.00

0.00

0.00

0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
4
11 Total of bank CET1 specific buffer requirements (%)
5

2.62

2.61

2.59

2.58

2.56
12 CET1 available after meeting the bank’s minimum capital requirements (%)
6

10.34

10.64

11.11

10.86

11.72
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

643,939

608,933

606,158

589,317

575,461
14 Basel III leverage ratio (%)
1

10.10

10.64

10.83

11.16

11.44
Liquidity coverage ratio (LCR)
7
15
Total high-quality liquid assets (HQLA)

129,961

109,248

97,726

98,761

101,609
16 Total net cash outflow

50,376

48,781

47,083

52,382

53,616
16a of which: cash outflows

163,836

160,990

160,163

163,526

156,764
16b of which: cash inflows

113,460

112,210

113,080

111,144

103,148
17 LCR (%) 260.16

225.93

207.98

189.11

191.19
Net stable funding ratio (NSFR)
8
18 Total available stable funding 279,758

263,737

253,927

254,983

254,433
19 Total required stable funding 304,938

279,160

283,937

288,991

280,166
20 NSFR (%) 91.74

94.48

89.43

88.23

90.82
1 As of 1 July 2022, capital

amounts exclude the transitional relief

of recognizing ECL allowances and

provisions in CET1 capital in accordance

with FINMA Circular 2013/1 “Eligible capital

– banks”.

2 Based on
phase-in rules for RWA. Refer to “Swiss SRB

going and gone concern requirements and information”

below for more information.

3 Calculated as 8% of total RWA,

based on total capital minimum requirements,
excluding CET1 buffer requirements.

4 Swiss SRB going and gone concern requirements and information for

UBS AG standalone are provided below in this section.

5 Excludes non-BCBS capital buffer requirements
for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

6 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable,

minus the BCBS tier 2 capital requirement

met with CET1 capital.

7 Calculated after the application of haircuts and inflow

and outflow rates, as well

as,
where applicable, caps on Level 2 assets and cash

inflows. Calculated based on an average of 63

data points in the fourth quarter of 2023 and 63 data points in the third quarter of 2023. For the prior-quarter

data
points, refer to

the respective Pillar 3

Report, available

under “Pillar 3 disclosures”

at ubs.com/investors,

for more information.

8 In accordance

with Art. 17h

para. 3 and

4 of the

Liquidity Ordinance,

UBS AG
standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.
▲
Swiss systemically relevant bank going and gone concern

requirements and information

UBS AG standalone is considered a systemically relevant

bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis.
The

capital

requirements

based

on

RWA

include

a

minimum

CET1

capital

requirement

of

10.12%,

including

a
countercyclical buffer

of 0.12%,

and a

total going

concern capital

requirement of

14.42%, including

a countercyclical
buffer of 0.12%. The capital requirements based

on the LRD include a minimum CET1 capital requirement

of 3.5% and
a total going concern leverage ratio requirement of 5.0%.
CET1 capital

and high

-trigger AT1

capital instruments

are eligible

as going

concern capital.

As of

31 December

2023,
one

remaining

outstanding

low-trigger

AT1

capital

instrument,

amounting

to

USD 1.2bn,

that

was

on-lent

from
UBS Group AG to UBS AG qualified as going concern capital,

as agreed with FINMA.
Following the amendments to the Banking Act and the Banking Ordinance that entered into force as of 1 January 2023,
UBS AG standalone

is subject to

a gone concern

capital requirement

based on the

sum of: (i)

the nominal value

of the
gone concern

instruments issued by

UBS entities

and held by

the parent

firm; (ii)

75% of

the capital

requirements resulting
from third-party exposure

on a standalone

basis; and (iii)

a buffer requirement

equal to 30%

of the Group’s

gone concern
capital requirement on UBS AG’s consolidated exposure. A transitional period until 2024 has been granted for the buffer
requirement. The

gone concern

capital coverage

ratio reflects

how much

gone concern

capital is available

to meet

the
gone

concern

requirement.

Outstanding

high-

and

low-trigger

loss-absorbing

tier 2

capital

instruments,

non-Basel

III-
compliant tier 2 capital instruments

and total loss-absorbing

capacity-eligible unsecured debt

instruments are eligible to
meet gone concern requirements until one year before

maturity.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

108
For direct and indirect

investments, including the holding of

regulatory capital instruments of UBS AG by

subsidiaries that
are active

in banking

and finance,

a FINMA

decree introduced

a risk-weighting

approach, with

a phase-in

period until
1 January 2028.

Starting from 1 July

2017, these investments

were risk-weighted at

200%. From

1 January 2019 onward,
the risk weights are being gradually raised by

5 percentage

points per year for Switzerland-domiciled investments and by
20 percentage points per year for

foreign-domiciled investments until the

fully applied risk weights

are 250% and 400%,
respectively.

As

of

31 December

2023,

the

applicable

phase-in

risk

weights

were

225%

for

Switzerland-domiciled
investments and 300% for foreign-domiciled investments.

›
Refer to “Capital and capital ratios of our

significant regulated subsidiaries” in the “Capital,

liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about the joint liability of UBS AG and

UBS Switzerland AG
Quarterly |
The tables

below provide

details of

the Swiss

SRB RWA-

and LRD-based

going and

gone concern

requirements
and information as required by FINMA; details regarding

eligible gone concern instruments are provided below.
Swiss SRB going and gone concern requirements and information
As of 31.12.23 RWA, phase-in RWA, fully applied as of 1.1.28 LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital

14.42
1

51,048

14.42
1

57,577

5.00
1

32,197
Common equity tier 1 capital

10.12

35,822

10.12

40,404

3.50

22,538
of which: minimum capital

4.50

15,934

4.50

17,972

1.50

9,659
of which: buffer capital

5.50

19,475

5.50

21,965

2.00

12,879
of which: countercyclical buffer

0.12

414

0.12

467
Maximum additional tier 1 capital

4.30

15,226

4.30

17,173

1.50

9,659
of which: additional tier 1 capital

3.50

12,393

3.50

13,978

1.50

9,659
of which: additional tier 1 buffer capital

0.80

2,833

0.80

3,195
Eligible going concern capital
Total going concern capital

18.37

65,051

16.29

65,051

10.10

65,051
Common equity tier 1 capital

14.84

52,553

13.16

52,553

8.16

52,553
Total loss-absorbing additional tier 1 capital

3.53

12,498

3.13

12,498

1.94

12,498
of which: high-trigger loss-absorbing additional tier 1 capital

3.19

11,286

2.83

11,286

1.75

11,286
of which: low-trigger loss-absorbing additional tier 1 capital

0.34

1,212

0.30

1,212

0.19

1,212
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

354,083

399,369
Leverage ratio denominator

643,939
Required gone concern capital
2
Higher of RWA-

or LRD-based
Total gone concern loss-absorbing capacity

48,406
Eligible gone concern capital
Total gone concern loss-absorbing capacity

54,452
Gone concern capital coverage ratio

112.49
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two

years. Once at least 75% of the

minimum gone concern requirement has been met with

instruments that have a remaining maturity of greater than

two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

109
Swiss SRB going and gone concern information
USD m, except where indicated 31.12.23 30.9.23 31.12.22
Eligible going concern capital
Total going concern capital

65,051

64,767

65,836
Total tier 1 capital

65,051

64,767

65,836
Common equity tier 1 capital

52,553

53,107

53,995
Total loss-absorbing additional tier 1 capital

12,498

11,660

11,841
of which: high-trigger loss-absorbing additional tier 1 capital

11,286

10,466

10,654
of which: low-trigger loss-absorbing additional tier 1 capital

1,212

1,194

1,187
Eligible gone concern capital
Total gone concern loss-absorbing capacity

54,452

53,343

46,982
Total tier 2 capital

533

530

2,949
of which: low-trigger loss-absorbing tier 2 capital

0

0

2,421
of which: non-Basel III-compliant tier 2 capital

533

530

528
TLAC-eligible unsecured debt

53,920

52,814

44,033
Total loss-absorbing capacity
Total loss-absorbing capacity

119,504

118,110

112,818
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in

354,083

347,514

332,864
of which: investments in Switzerland-domiciled subsidiaries
1

43,448

41,355

39,589
of which: investments in foreign-domiciled subsidiaries
1

121,374

120,263

121,021
Risk-weighted assets, fully applied as of 1.1.28

399,369

392,197

390,128
of which: investments in Switzerland-domiciled subsidiaries
1

48,276

45,950

44,988
of which: investments in foreign-domiciled subsidiaries
1

161,832

160,350

172,887
Leverage ratio denominator

643,939

608,933

575,461
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in

18.4

18.6

19.8
of which: common equity tier 1 capital ratio, phase-in

14.8

15.3

16.2
Going concern capital ratio, fully applied as of 1.1.28

16.3

16.5

16.9
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28

13.2

13.5

13.8
Leverage ratios (%)
Going concern leverage ratio

10.1

10.6

11.4
of which: common equity tier 1 leverage ratio

8.2

8.7

9.4
Capital coverage ratio (%)
Gone concern capital coverage ratio

112.5

115.6

117.1
1 Net exposures for direct and

indirect investments including holding of regulatory capital instruments in

Switzerland-domiciled subsidiaries and for direct and indirect investments including holding of regulatory capital
instruments in foreign-domiciled subsidiaries

are risk-weighted at 225%

and 300%, respectively,

for the current year.

Risk weights will

gradually increase by

5 percentage points per year

for Switzerland-domiciled
investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively,

are applied.
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

110
UBS Switzerland AG standalone
Key metrics of the fourth quarter of 2023
Quarterly |
The table below is

based on Basel Committee

on Banking Supervision (BCBS)

Basel III rules and IFRS

Accounting
Standards.
During the fourth

quarter of 2023,

common equity

tier 1 capital increased

by CHF 0.1bn to

CHF 12.5bn, mainly

driven
by operating profit, largely offset by additional dividend

accruals.

Total risk-weighted assets (RWA) decreased by

CHF 0.9bn to CHF 107.1bn, mainly driven by lower

RWA from credit and
counterparty credit risk.
The leverage ratio denominator (the LRD) decreased

by CHF 2.3bn to CHF 330.5bn, mainly due to a

decrease in lending
balances.
The quarterly average

liquidity coverage ratio

of UBS Switzerland

AG remained stable

at 142.5%, remaining

above the
prudential requirement communicated by

the Swiss Financial

Market Supervisory Authority

(FINMA). Average high-quality
liquid assets

(HQLA) increased

by CHF 1.2bn

to CHF

76.3bn, mainly

reflecting

proceeds

received from

debt

issuances.
The effect of higher average

HQLA was partly offset by

a CHF 0.7bn increase in

average net cash outflows,

attributable
to higher outflows from

intercompany payables including currency effects,

slightly offset by lower

outflows from demand
deposits.
As

of

31 December

2023,

the

net

stable

funding

ratio

remained

stable

at

134.1%,

remaining

above

the

prudential
requirement

communicated

by

FINMA.

Required

stable

funding

increased

by

CHF 0.6bn

to

CHF 166.1bn,

mainly
reflecting an increase in

weighted required stable funding amounts

from mortgage loans, partly

offset by lower weighted
required

stable

funding

amounts

from

other

lending

assets.

Available

stable

funding

increased

by

CHF 0.8bn

to
CHF 222.7bn,

as the effect of higher deposits and higher debt issued was

almost entirely offset by currency effects.
KM1: Key metrics
CHF m, except where indicated
31.12.23 30.9.23 30.6.23 31.3.23 31.12.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

12,515

12,449

12,354

12,356

12,586
2 Tier 1
1

17,515

17,838

17,735

17,745

17,978
3 Total capital
1

17,515

17,838

17,735

17,745

17,978
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

107,097

108,009

107,203

108,077

107,208
4a Minimum capital requirement
2

8,568

8,641

8,576

8,646

8,577
4b Total risk-weighted assets (pre-floor)

99,936

100,646

98,566

98,250

97,662
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

11.69

11.53

11.52

11.43

11.74
6 Tier 1 ratio (%)
1

16.35

16.52

16.54

16.42

16.77
7 Total capital ratio (%)
1

16.35

16.52

16.54

16.42

16.77
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.04

0.05

0.04

0.03

0.02
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.84

0.82

0.79

0.74

0.75
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4

2.54

2.55

2.54

2.53

2.52
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5

7.19

7.03

7.02

6.93

7.24
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

330,515

332,850

330,318

330,362

332,280
14 Basel III leverage ratio (%)
1

5.30

5.36

5.37

5.37

5.41
Liquidity coverage ratio (LCR)
6
15 Total high-quality liquid assets (HQLA)

76,288

75,125

77,594

85,286

88,889
16 Total net cash outflow

53,564

52,825

54,497

60,151

62,437
16a of which: cash outflows

73,049

71,989

74,687

80,906

84,826
16b of which: cash inflows

19,485

19,164

20,190

20,755

22,389
17 LCR (%)

142.46

142.23

142.41

141.87

142.41
Net stable funding ratio (NSFR)
7
18 Total available stable funding 222,709 221,883 219,728 220,838 221,689
19 Total required stable funding 166,100 165,543 163,021 165,152 162,306
20 NSFR (%) 134.08 134.03 134.79 133.72 136.59
1 As of 1 July 2022, capital amounts exclude the transitional relief of recognizing ECL allowances and provisions in CET1

capital in accordance with FINMA Circular 2013/1 “Eligible capital –

banks”.

2 Calculated
as 8% of total RWA,

based on total capital minimum

requirements, excluding CET1 buffer

requirements.

3 Swiss SRB going

and gone concern requirements and

information for UBS Switzerland AG

are provided
below.

4 Excludes non-BCBS capital buffer

requirements for risk-weighted positions that

are directly or indirectly backed

by residential properties in Switzerland.

5 Represents the CET1 ratio

that is available to
meet buffer requirements.

Calculated as the CET1 ratio

minus the BCBS CET1 capital

requirement and, where applicable,

minus the BCBS tier

2 capital requirement met

with CET1 capital.

6 Calculated after the
application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 63 data points in the fourth quarter of 2023 and 63 data points in the third quarter of 2023. For

the prior-quarter data points,

refer to the respective Pillar 3 Report, available

under “Pillar 3 disclosures” at ubs.com/investors,

for more information.

7 UBS Switzerland AG
is required to maintain a minimum NSFR of at least 100% on an ongoing basis, as defined by Art. 17h para. 1 of the Liquidity Ordinance. A portion of the excess funding is used to fulfill the NSFR requirement of UBS
AG standalone.
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

111
Swiss systemically relevant bank going and gone concern

requirements and information
Quarterly |

The tables below provide details of the Swiss SRB

RWA-

and LRD-based going and gone concern requirements
and information as required by FINMA;

details regarding eligible gone concern instruments

are provided below.
UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone

basis. As of 31 December

2023, the going concern

capital and leverage

ratio requirements
for UBS Switzerland AG standalone were 15.18% (including a countercyclical buffer of 0.88%) and 5.00%, respectively.
The Swiss SRB

framework and

going concern requirements

applicable to

UBS Switzerland AG

standalone are

the same
as

those

applicable

to

UBS

Group AG

consolidated,

excluding

the

Pillar 2

add-on.

The

gone

concern

requirement
corresponds to 62% of the Group’s going

concern requirements, excluding the Pillar 2 add-on and countercyclical buffer requirements.
The gone concern

requirements were 8.87%

for the RWA-based

requirement and 3.10%

for the LRD-based

requirement.
›
Refer to “Capital and capital ratios of our

significant regulated subsidiaries” in the “Capital,

liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about the joint liability of UBS AG and

UBS Switzerland AG
Swiss SRB going and gone concern requirements and information
As of 31.12.23 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.18
1

16,261

5.00
1

16,526
Common equity tier 1 capital

10.88

11,656

3.50

11,568
of which: minimum capital

4.50

4,819

1.50

4,958
of which: buffer capital

5.50

5,890

2.00

6,610
of which: countercyclical buffer

0.88

946
Maximum additional tier 1 capital

4.30

4,605

1.50

4,958
of which: additional tier 1 capital

3.50

3,748

1.50

4,958
of which: additional tier 1 buffer capital

0.80

857
Eligible going concern capital
Total going concern capital

16.35

17,515

5.30

17,515
Common equity tier 1 capital

11.69

12,515

3.79

12,515
Total loss-absorbing additional tier 1 capital

4.67

5,000

1.51

5,000
of which: high-trigger loss-absorbing additional tier 1 capital

4.67

5,000

1.51

5,000
Required gone concern capital
2
Total gone concern loss-absorbing capacity

8.87

9,495

3.10

10,246
of which: base requirement including add-ons for market share and

LRD

8.87
3

9,495

3.10
3

10,246
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.44

11,176

3.38

11,176
TLAC-eligible unsecured debt

10.44

11,176

3.38

11,176
Total loss-absorbing capacity
Required total loss-absorbing capacity

24.05

25,756

8.10

26,772
Eligible total loss-absorbing capacity

26.79

28,691

8.68

28,691
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

107,097
Leverage ratio denominator

330,515
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

3 Includes applicable add-ons of 0.89% for RWA and 0.31% for LRD.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

112
Swiss SRB going and gone concern information
CHF m, except where indicated 31.12.23 30.9.23 31.12.22
Eligible going concern capital
Total going concern capital

17,515

17,838

17,978
Total tier 1 capital

17,515

17,838

17,978
Common equity tier 1 capital

12,515

12,449

12,586
Total loss-absorbing additional tier 1 capital

5,000

5,389

5,393
of which: high-trigger loss-absorbing additional tier 1 capital

5,000

5,389

5,393
Eligible gone concern capital
Total gone concern loss-absorbing capacity

11,176

11,257

11,267
TLAC-eligible unsecured debt

11,176

11,257

11,267
Total loss-absorbing capacity
Total loss-absorbing capacity

28,691

29,095

29,245
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

107,097

108,009

107,208
Leverage ratio denominator

330,515

332,850

332,280
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

16.4

16.5

16.8
of which: common equity tier 1 capital ratio

11.7

11.5

11.7
Gone concern loss-absorbing capacity ratio

10.4

10.4

10.5
Total loss-absorbing capacity ratio

26.8

26.9

27.3
Leverage ratios (%)
Going concern leverage ratio

5.3

5.4

5.4
of which: common equity tier 1 leverage ratio

3.8

3.7

3.8
Gone concern leverage ratio

3.4

3.4

3.4
Total loss-absorbing capacity leverage ratio

8.7

8.7

8.8
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

113
Capital instruments
Quarterly |
Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.

Share capital Additional tier 1 capital
1 Issuer UBS Switzerland AG, Switzerland UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
2 Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)
– –
3 Governing law(s) of the instrument Swiss Swiss
3a Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible
instruments governed by foreign law)
n/a n/a
Regulatory treatment
4 Transitional Basel III rules
1
CET1 – going concern capital Additional tier 1 capital
5 Post-transitional Basel III rules
2
CET1 – going concern capital Additional tier 1 capital
6 Eligible at solo / group / group and solo UBS Switzerland AG consolidated and standalone
UBS Switzerland AG consolidated and standalone
7 Instrument type (types to be specified by each jurisdiction) Ordinary shares Loan
3
8 Amount recognized in regulatory capital (currency in million, as of most recent reporting date)
1
CHF 10.0 CHF 1,000 CHF 825 CHF 475 CHF 500 CHF 700 CHF 675 CHF 825
9 Par value of instrument (currency in million) CHF 10.0 CHF 1,000 CHF 825 CHF 475 CHF 500 CHF 700 CHF 675 CHF 825
10 Accounting classification
4
Equity attributable to UBS Switzerland AG
shareholders

Due to banks held at amortized cost
11 Original date of issuance – 18 December 2017 12 December 2018 11 December 2019 29 October 2020 11 March 2021 2 June 2021 2 June 2021
12 Perpetual or dated – Perpetual
13 Original maturity date – –
14 Issuer call subject to prior supervisory approval – Yes

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

114
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
15 Optional call date, contingent call dates and redemption
amount
– First optional
repayment date:

18 December 2022
5
First optional
repayment date:

12 December 2023
5
First optional
repayment date:

11 December 2024
First optional
repayment date:

29 October 2025
First optional
repayment date:

11 March 2026
First optional
repayment date:

2 June 2026
First optional
repayment date:

2 June 2028
Repayable at any time after the first optional repayment date.
Repayment subject to FINMA approval. Optional repayment amount:

principal amount, together with any
accrued and unpaid interest thereon.
Repayable on the
first optional
repayment date or
on any of every
second interest
payment date
thereafter.
Repayment subject
to FINMA approval.
Optional repayment
amount: principal
amount, together
with any accrued
and unpaid interest
thereon.
Repayable on the
first optional
repayment date or
on any interest
payment date
thereafter.
Repayment subject
to FINMA approval.
Optional repayment
amount: principal
amount, together
with any accrued
and unpaid interest
thereon.
16 Subsequent call dates, if applicable –
Early repayment possible due to a tax or regulatory event.

Repayment due to a tax event subject to FINMA approval.
Repayment amount: principal amount, together with

accrued and unpaid interest.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

115
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
Coupons
17 Fixed or floating dividend / coupon – Floating
18 Coupon rate and any related index – 3-month SARON
Compound
+ 250 bps

per annum quarterly
3-month SARON
Compound
+ 489 bps

per annum quarterly
3-month SARON
Compound
+ 433 bps

per annum quarterly
3-month SARON
Compound
+ 397 bps

per annum quarterly
3-month SARON
Compound
+ 337 bps

per annum quarterly
3-month SARON
Compound
+ 307 bps

per annum quarterly

3-month SARON
Compound
+ 308 bps

per annum quarterly
19 Existence of a dividend stopper – No
20 Fully discretionary, partially discretionary or mandatory Fully discretionary Fully discretionary
21 Existence of step-up or other incentive to redeem – No
22 Non-cumulative or cumulative Non-cumulative Non-cumulative
23 Convertible or non-convertible – Non-convertible
24 If convertible, conversion trigger(s) – –
25 If convertible, fully or partially – –
26 If convertible, conversion rate – –
27 If convertible, mandatory or optional conversion – –
28 If convertible, specify instrument type convertible into – –
29 If convertible, specify issuer of instrument it converts into – –
30 Write-down feature – Yes
31 If write-down, write-down trigger(s) –
Trigger: CET1 ratio is less than 7%
FINMA determines a write-down necessary to ensure UBS

Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland

AG‘s viability. Subject to applicable conditions.
32 If write-down, fully or partially –
Fully

33 If write-down, permanent or temporary – Permanent
34 If temporary write-down, description of write-up mechanism – –
34a Type of subordination Statutory Contractual
35 Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the
insolvency creditor hierarchy of the legal entity concerned)
Unless otherwise stated in the articles of
association, once debts are paid back, the
assets of the liquidated company are
divided between the shareholders pro rata
based on their contributions and
considering the preferences attached to
certain categories of shares (Art. 745,
Swiss Code of Obligations)
Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not
ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)
36 Non-compliant transitioned features – –
37 If yes, specify non-compliant features – –
1 Based on Swiss SRB (including transitional

arrangement) requirements.

2 Based on Swiss SRB requirements applicable

as of 1 January 2020.

3 Loans granted by UBS AG,

Zurich Branch.

4 As applied in UBS Switzerland AG‘s

financial statements under Swiss GAAP.

5 The entity decided not to

trigger the call
option. There is no expected date for the repayment.
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Europe SE consolidated

116
UBS Europe SE consolidated
Quarterly |

The table below provides information about the regulatory

capital components, capital ratios, leverage ratio and
liquidity of UBS Europe SE

consolidated based on

Basel Committee on

Banking Supervision (BCBS)

Pillar 1 requirements
and in accordance with EU regulatory rules and IFRS Accounting

Standards.

During

the

fourth

quarter

of

2023,

capital

remained

stable,

and

risk-weighted

assets

increased

by

EUR 0.1bn

to
EUR 12.4bn due to usual business behavior with no material drivers. Leverage ratio exposure decreased by EUR 2.2bn to
EUR 45.1bn, mainly reflecting the decrease in securities financing transactions in line with the balance sheet movement.
The average

liquidity coverage

ratio remained

stable and

well above

the regulatory

requirements of

100% at

148.7%,
with a

EUR 0.4bn

decrease

in high-quality

liquid assets

and a

EUR 0.3bn

decrease

in total

net cash

outflows. The

net
stable funding ratio

remains stable and

well above the

regulatory requirements of

100% at 131.5%,

with a EUR 0.2bn
decrease in funding surplus.
KM1: Key metrics
1
EUR m, except where indicated
31.12.23 30.9.23
2
30.6.23 31.3.23
2
31.12.22
2
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

2,625

2,651

2,438

2,435

2,441
2 Tier 1

3,225

3,251

3,038

3,035

3,041
3 Total capital

3,225

3,251

3,038

3,035

3,041
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

12,382

12,247

11,118

10,561

10,726
4a Minimum capital requirement
3

991

980

889

845

858
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

21.2

21.7

21.9

23.1

22.8
6 Tier 1 ratio (%)

26.1

26.6

27.3

28.7

28.3
7 Total capital ratio (%)

26.1

26.6

27.3

28.7

28.3
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
9 Countercyclical buffer requirement (%)

0.6

0.5

0.5

0.4

0.3
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)

3.1

3.0

3.0

2.9

2.8
12
CET1 available after meeting the bank’s minimum capital requirements (%)
4

16.7

17.2

17.5

18.6

18.3
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

45,079

47,314

49,351

47,909

41,818
14 Basel III leverage ratio (%)
5

7.2

6.9

6.2

6.3

7.3
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

18,944

19,364

20,026

20,349

20,597
16 Total net cash outflow

12,794

13,120

13,210

13,206

13,082
17 LCR (%)

148.7

148.3

152.4

155.0

158.7
Net stable funding ratio (NSFR)
18 Total available stable funding

13,942

14,357

13,148

13,176

13,711
19 Total required stable funding

10,606

10,856

9,072

8,569

7,935
20 NSFR (%)

131.5

132.2

144.9

153.8

172.8
1 Based on applicable EU regulatory rules.

2 Comparative figures have been restated to align with the regulatory reports as submitted to the European Central Bank (the ECB).

3 Calculated as 8% of total RWA,
based on total capital minimum requirements, excluding CET1 buffer requirements.

4 Represents the CET1 ratio that is available for meeting buffer requirements. Calculated as the CET1 ratio minus 4.5% and after considering, where applicable,

CET1 capital that

has been used

to meet tier 1

and / or

total capital ratio

requirements under Pillar 1.

5 On the basis

of tier 1 capital.

6 Figures are calculated

on a 12
‑
month
average.
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Americas Holding LLC consolidated

117
UBS Americas Holding LLC consolidated
Quarterly |

The table

below provides

information about

the

regulatory capital

components,

capital,

liquidity, funding

and
leverage

ratios of

UBS Americas Holding

LLC consolidated,

based on

Basel Committee

on Banking

Supervision

Pillar 1
requirements and in accordance with US Basel III rules.
Effective 1 October 2023,

and through 30 September

2024, UBS Americas Holding

LLC is subject

to a stress

capital buffer
(an SCB)

of 9.1%,

in addition

to the

minimum capital

requirements. The

SCB was

determined by

the Federal

Reserve
Board following

the completion

of the

2023 Comprehensive

Capital Analysis

and Review

(the CCAR)

based on

Dodd–
Frank Act Stress

Test (DFAST) results

and planned future dividends.

The SCB, which

replaces the static capital

conservation
buffer of 2.5%, is subject to change on an annual basis or

as otherwise determined by the Federal Reserve Board.
During the

fourth quarter of

2023, common equity

tier 1 capital increased

by USD 3.7bn primarily

from (i) the

redemption
by UBS America Holding LLC of USD 2.25bn of preferred shares in exchange for an equivalent amount of paid-in capital
from UBS AG,

(ii) a USD 0.8bn

capital contribution by UBS

AG and (iii)

the Deferred Tax

Asset temporary difference

capital
deduction declined as a result

of the two aforementioned transactions.

Risk-weighted assets increased by

USD 1.1bn to
USD 73.1bn, due to a USD 1.7bn increase in market risk

RWA, partly offset by a USD 0.6bn decrease in credit risk

RWA.
Leverage ratio exposure, calculated

on an average basis,

decreased by USD 1.0bn to

USD 184.0bn,

primarily due to lower
lending activity.
The

average

liquidity coverage

ratio

decreased

8.1 percentage

points

to

147.7%,

driven

by

a

USD 0.9bn

decrease

in
high-quality liquid

assets, primarily

due to

a USD 1.9bn

increase

in trapped

liquidity,

and a

USD 0.4bn

increase

in net
cash

outflows,

due

mostly

to

a

USD 1.0bn

decrease

in

inflows.

The

average

net

stable

funding

ratio

increased
0.3 percentage points

to 132.1%, driven

by a USD 0.5bn

decrease in required

stable funding mainly

due to a decrease
in loans, partly offset by a USD 0.4bn decrease

in available stable funding.
KM1: Key metrics
USD m, except where indicated
31.12.23 30.9.23 30.6.23 31.3.23 31.12.22
1
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

14,081

10,348

10,275

10,579

10,536
2 Tier 1

16,919

15,433

15,361

15,673

15,618
3 Total capital

17,120

15,647

15,581

15,889

15,749
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

73,096

72,002

70,135

71,901

70,324
4a Minimum capital requirement
2

5,848

5,760

5,611

5,752

5,626
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

19.3

14.4

14.7

14.7

15.0
6 Tier 1 ratio (%)

23.1

21.4

21.9

21.8

22.2
7 Total capital ratio (%)

23.4

21.7

22.2

22.1

22.4
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
8a US stress capital buffer requirement (%)

9.1

4.8

4.8

4.8

4.8
9 Countercyclical buffer requirement (%)
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

2.5

2.5

2.5

2.5

2.5
11a US total bank specific capital buffer requirements (%)

9.1

4.8

4.8

4.8

4.8
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

14.8

9.9

10.2

10.2

10.5
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

184,015

185,049

186,340

188,330

193,837
14 Basel III leverage ratio (%)
4

9.2

8.3

8.2

8.3

8.1
14a Total Basel III supplementary leverage ratio exposure measure

208,242

206,753

207,357

209,465

214,543
14b Basel III supplementary leverage ratio (%)
4

8.1

7.5

7.4

7.5

7.3
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

27,952

28,839

29,203

30,484
6

26,296
16 Total net cash outflow
7

18,931

18,512

19,464

21,032
6

18,323
17 LCR (%)

147.7

155.8

150.0

144.9
6

143.5
Net stable funding ratio (NSFR)
5,8
18 Total available stable funding

107,872

108,281
9

108,583
9

108,134
9
19 Total required stable funding
7

81,650

82,164
9

83,341
9

83,467
9
20 NSFR (%)

132.1

131.8
9

130.3
9

129.6
9
1 Comparative information has been aligned

with UBS Americas Holding LLC’s

final 2022 audited financial statements.

2 Calculated as 8% of total RWA,

based on total minimum capital requirements,

excluding
CET1 buffer requirements.

3 Represents the CET1 ratio that is available to meet buffer requirements.

Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable,

minus the BCBS
additional tier 1 and tier 2 capital requirements met with CET1 capital.

4 On the basis of tier 1 capital.

5 Figures are calculated on a quarterly average.

6 Comparative information for 31 March 2023 has been
restated for revisions to HQLA and net cash outflows.

7 Reflected at 85% of the full amount in accordance

with the Federal Reserve tailoring rule.

8 The net stable funding ratio requirement

became effective as
of 1 July 2021

and related disclosures

came into effect

in the second

quarter of 2023.

9 Comparative information

for 30 September

2023, 30 June

2023 and 31

March 2023 has

been restated for

revisions to
available stable funding and required stable funding.
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Americas Holding LLC consolidated

118
Material sub-group entity – creditor ranking at legal entity level
Semi-annual |
The TLAC2 table below provides an overview of the creditor ranking structure of UBS Americas Holding LLC on a standalone basis.
As of

31 December

2023, UBS

Americas Holding

LLC had

a total

loss-absorbing

capacity

(TLAC) of

USD 24.3bn after
regulatory

capital

deductions

and

adjustments.

This

amount

included

tier 1

capital

of

USD 16.9bn

and

USD 7.4bn

of
internal long-term debt that

is eligible as internal TLAC

issued to UBS AG, a

wholly owned subsidiary of

the UBS Group
AG resolution entity.
TLAC2: Material sub-group entity – creditor ranking at legal entity level

As of 31.12.23 Creditor ranking Total
USD m 1 2 3 4
1 Is the resolution entity the creditor / investor? No No No No
2 Description of creditor ranking
Common Equity
(most junior)
1
Preferred Shares
(additional tier 1)
Subordinated
debt

Unsecured loans and
other pari passu
liabilities (most senior)
3 Total capital and liabilities net of credit risk mitigation

22,039

2,900

41,991

66,930
4 Subset of row 3 that are excluded liabilities

0

0
5 Total capital and liabilities less excluded liabilities (row 3 minus row 4)

22,039

2,900

41,991

66,930
6 Subset of row 5 that are eligible as TLAC

22,039

2,900

7,400

32,339
7 Subset of row 6 with 1 year ≤ residual maturity < 2 years

0
8 Subset of row 6 with 2 years ≤ residual maturity < 5 years

3,200

3,200
9 Subset of row 6 with 5 years ≤ residual maturity < 10 years

4,200

4,200
10 Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities

0
11 Subset of row 6 that is perpetual securities

22,039

2,900

24,939
1 Equity attributable to shareholders, which includes share premium and reserves.

▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG consolidated

119
Credit Suisse AG consolidated
Key metrics of the fourth quarter of 2023
Quarterly |

The table below is based on Basel Committee on Banking

Supervision (BCBS) Basel III rules.
During the fourth quarter of

2023, the common equity tier

1 (CET1) capital of Credit

Suisse AG consolidated decreased
by

CHF 4.6bn

to

CHF 38.2bn,

mainly

driven

by

a

net

loss

of

CHF 2.7bn.

Tier 1

capital

decreased

by

CHF 4.6bn

to
CHF 38.6bn, reflecting the aforementioned decrease in CET1

capital.
Risk-weighted assets (RWA) decreased by

CHF 23.4bn to CHF 181.7bn during the

fourth quarter of 2023, primarily due
to decreases in credit risk RWA and operational risk RWA

.
The leverage

ratio denominator

(the LRD)

decreased

by CHF 30.4bn

to CHF 525.0

bn, mainly

driven by

lower business
usage, primarily

due to

de-risking activities,

and a

negative foreign

exchange impact,

partially offset

by an

increase in
high-quality liquid assets (HQLA).
Correspondingly,

the

CET1

capital

ratio

of

Credit

Suisse AG

consolidated

increased

to

21.0%

from

20.9%,

mainly
reflecting the

aforementioned

decrease

in RWA,

partially

offset

by the

decrease

in

CET1 capital

.

The

Basel III

leverage
ratio decreased to 7.4% from 7.8%, primarily due

to the aforementioned decrease in CET1 capital,

partially offset by the
lower LRD.
In the fourth

quarter of

2023, the quarterly

average liquidity coverage

ratio (the LCR)

of Credit Suisse

AG consolidated
increased 37.9 percentage

points to 265.1%,

remaining above the

prudential requirement

communicated by

the Swiss
Financial

Market

Supervisory

Authority

(FINMA).

The

increase

in

the

quarterly

average

LCR

was

primarily

driven

by

a
CHF 20.3bn increase in HQLA to CHF 142.6bn, mainly due

to an increase in cash held at central banks.
As

of

31 December

2023,

the

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse AG

consolidated

increased
10.6 percentage points to 134.7%, remaining above the prudential requirement communicated by FINMA. The increase
in the NSFR mainly reflected lower required

stable funding, primarily related to a decrease

in the loan portfolio of Credit
Suisse AG consolidated,

as well as a decrease in derivative exposures.
Applicable rules and methodologies
As a result

of the integration

of Credit Suisse

into UBS, the

add-ons for market

share and the

LRD have been

increased
as of the end of 2023 to align with UBS’s current

surcharges.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG consolidated

120
KM1: Key metrics
CHF m, except where indicated
31.12.23 30.9.23 30.6.23 31.3.23 31.12.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

38,187

42,793

45,542

54,244

40,987
2 Tier 1
1

38,646

43,263

46,004

54,244

54,843
3 Total capital
1

38,646

43,263

46,004

54,244

54,843
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

181,690

205,052

217,102

242,919

249,953
4a Minimum capital requirement
2

14,535

16,404

17,368

19,434

19,996
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

21.02

20.87

20.98

22.33

16.40
6 Tier 1 ratio (%)
1

21.27

21.10

21.19

22.33

21.94
7 Total capital ratio (%)
1

21.27

21.10

21.19

22.33

21.94
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.16

0.17

0.13

0.11

0.08
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.46

0.28

0.28

0.25

0.24
10 Bank G-SIB and / or D-SIB additional requirements (%)
3,4
11 Total of bank CET1 specific buffer requirements (%)
5

2.66

2.67

2.63

2.61

2.58
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4,6

13.27

13.10

13.19

14.33

11.90
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

524,968

555,398

585,681

655,439

653,551
14 Basel III leverage ratio (%)
1

7.36

7.79

7.85

8.28

8.39
Liquidity coverage ratio (LCR)
7
15 Total high-quality liquid assets (HQLA)

142,642

122,316

131,725

118,086

119,978
16 Total net cash outflow

53,816

53,846

51,315

64,579

81,239
16a of which: cash outflows

79,227

85,913

94,073

130,255

161,608
16b of which: cash inflows

25,410

32,067

42,758

65,676

80,369
17 LCR (%)

265.10

227.16

256.70

182.86

147.69
Net stable funding ratio (NSFR)
18 Total available stable funding

287,062

292,474

295,741

295,402

342,800
19 Total required stable funding

213,092

235,720

246,214

271,352

289,297
20 NSFR (%)

134.71

124.08

120.12

108.86

118.49
1 Credit Suisse has a transitional

relief of recognizing CECL allowances

and provisions in CET1 capital

in accordance with FINMA Circular 2013/1

“Eligible capital – banks” until

30 June 2024. No transitional

relief
was applied for the periods presented.

2 Calculated as 8% of total

RWA, based on total capital

minimum requirements, excluding

CET1 buffer requirements.

3 Swiss SRB going and gone

concern requirements
and information for Credit Suisse AG consolidated are provided below in this section.

4 Credit Suisse AG consolidated has aligned its minimum capital requirements to the UBS approach of applying the G-SIB buffer at the Group level only.

5 Represents the CET1 ratio

that is available to meet

buffer requirements. Calculated as

the CET1 ratio minus the

BCBS CET1 capital requirement and,

where applicable, minus the

tier 2
capital requirement met with CET1 capital.

6 Excludes non-BCBS capital buffer requirements

for risk-weighted positions that are directly or indirectly

backed by residential properties in Switzerland.

7 Calculated
after the application of haircuts and inflow

and outflow rates, as

well as, where applicable,

caps on Level 2 assets and

cash inflows. Calculated based

on an average of 64 data

points in the fourth quarter

of 2023
and 65 data points in the third quarter of 2023. For the prior-quarter data points,

refer to the 30 September 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for more information.
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG consolidated

121
Swiss systemically relevant bank going and gone concern

requirements and information

Quarterly |
The tables below provide details

about the Swiss systemically relevant bank

(SRB) RWA- and LRD-based going and
gone concern requirements

and information as required

by FINMA; details

regarding eligible

gone concern instruments
are provided below.
Credit Suisse AG

consolidated is

considered an

SRB under

Swiss banking

law and

is subject

to capital

regulations on

a
consolidated

basis.

As

of

31 December

2023,

the

going

concern

capital

and

leverage

ratio

requirements

for

Credit
Suisse AG consolidated were 15.56% and 5.28%, respectively.
The

gone

concern

requirements

were

10.73%

for

the

RWA-based

requirement

and

3.75%

for

the

LRD-based
requirement.
Swiss SRB going and gone concern requirements and information
As of 31.12.23 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital
1

15.56

28,267

5.28

27,694
Common equity tier 1 capital

11.26

20,454

3.78
2

19,819
of which: minimum capital

4.50

8,176

1.50

7,875
of which: buffer capital

5.50

9,993

2.00

10,499
of which: countercyclical buffer

0.46

840
Maximum additional tier 1 capital

4.30

7,813

1.50

7,875
of which: additional tier 1 capital

3.50

6,359

1.50

7,875
of which: additional tier 1 buffer capital

0.80

1,454
Eligible going concern capital
Total going concern capital

21.27

38,646

7.36

38,646
Common equity tier 1 capital

21.02

38,187

7.27

38,187
Total loss-absorbing additional tier 1 capital

0.25

458

0.09

458
of which: high-trigger loss-absorbing additional tier 1 capital

0.25

458

0.09

458
Required gone concern capital
3
Total gone concern loss-absorbing capacity

10.73

19,486

3.75

19,686
of which: base requirement including add-ons for market share and

LRD

10.73
4

19,486

3.75
4

19,686
Eligible gone concern capital
Total gone concern loss-absorbing capacity

21.07

38,284

7.29

38,284
TLAC-eligible unsecured debt

21.07

38,284

7.29

38,284
Total loss-absorbing capacity
Required total loss-absorbing capacity

26.28

47,753

9.03

47,380
Eligible total loss-absorbing capacity

42.34

76,930

14.65

76,930
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

181,690
Leverage ratio denominator

524,968
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.5% for leverage ratio denominator (LRD), as well as the FINMA Pillar 2 capital add-on of CHF 1,445m relating to the supply chain finance
funds matter at Credit Suisse.

2 Our minimum CET1 leverage ratio requirement of 3.78% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement, a 0.25%
market share add-on requirement based

on our Swiss credit business and a

Pillar 2 add-on of 0.28%.

3 A maximum of 25% of the gone

concern requirements can be met with

instruments that have a remaining
maturity of between one and two years.

Once at least 75% of the

minimum gone concern requirement has

been met with instruments that have a

remaining maturity of greater than two

years, all instruments that
have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

4 The gone concern requirement after the application of the reduction for the use of higher quality capital instruments is floored at 10% and 3.75% for the RWA-

and LRD-based requirements, respectively.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG consolidated

122
Swiss SRB going and gone concern information
CHF m, except where indicated 31.12.23 30.9.23 31.12.22
Eligible going concern capital
Total going concern capital

38,646

43,263

54,843
Total tier 1 capital

38,646

43,263

54,843
Common equity tier 1 capital

38,187

42,793

40,987
Total loss-absorbing additional tier 1 capital

458

469

13,856
of which: high-trigger loss-absorbing additional tier 1 capital

458

469

10,495
of which: low-trigger loss-absorbing additional tier 1 capital

0

0

3,361
Eligible gone concern capital
Total gone concern loss-absorbing capacity

38,284

39,230

42,930
TLAC-eligible unsecured debt

38,284

39,230

42,930
Total loss-absorbing capacity
Total loss-absorbing capacity

76,930

82,492

97,773
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

181,690

205,052

249,953
Leverage ratio denominator

524,968

555,398

653,551
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

21.3

21.1

21.9
of which: common equity tier 1 capital ratio

21.0

20.9

16.4
Gone concern loss-absorbing capacity ratio

21.1

19.1

17.2
Total loss-absorbing capacity ratio

42.3

40.2

39.1
Leverage ratios (%)
Going concern leverage ratio

7.4

7.8

8.4
of which: common equity tier 1 leverage ratio

7.3

7.7

6.3
Gone concern leverage ratio

7.3

7.1

6.6
Total loss-absorbing capacity leverage ratio

14.7

14.9

15.0
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG standalone

123
Credit Suisse AG standalone
Key metrics of the fourth quarter of 2023
Quarterly |
The table below is based on Basel Committee on Banking Supervision

(BCBS) Basel III rules.
During the fourth quarter of 2023, the common equity tier 1 (CET1) capital of Credit

Suisse AG standalone increased by
CHF 2.4bn to CHF 33.3bn. This was mainly

driven by a net

profit of CHF 2.5bn, which included

a reversal of participation
impairments

of

CHF 2.0bn,

as well

as

dividends

received

from

Credit

Suisse

(Schweiz)

AG.

Tier 1 capital

increased

by
CHF 2.4bn to CHF 33.8bn, reflecting the aforementioned increase in CET1 capital.
Phase-in

risk-weighted

assets

(RWA)

decreased

by

CHF 16.2bn

to

CHF 182.8bn

during

the

fourth

quarter

of

2023,
primarily driven by a decrease in credit risk RWA,

mainly due to lower lending exposures,

partly offset by an RWA impact
from the reversal of participation impairments.
The

leverage

ratio

denominator

(the

LRD)

decreased

by

CHF 29.2bn

to

CHF 288.6bn,

mainly

driven

by

lower

lending
exposures,

as

well

as

decreases

in

trading

inventory,

securities

financing

transactions

and

derivative

exposures,

partly
offset by an increase in central bank balances.
Correspondingly, the

CET1 capital ratio

of Credit Suisse

AG standalone increased

to 18.2% from

15.6%, reflecting the
increase in CET1

capital and

the decrease in

phase-in RWA. The

Basel III leverage

ratio increased to

11.7% from

9.9%,
reflecting the increase in CET1 capital and the lower LRD.
In the

fourth quarter

of 2023,

the quarterly

average

liquidity coverage

ratio (the

LCR) of

Credit Suisse

AG standalone
increased 41.1 percentage

points to 393.6%,

remaining above the

prudential requirement

communicated by

the Swiss
Financial Market Supervisory

Authority (FINMA). The

increase in the

quarterly average LCR

was driven by

an increase of
CHF 16.6bn in high-quality liquid assets to CHF 67.3bn,

mainly due to an increase in cash held at central banks.
As

of

31 December

2023,

the

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse AG

standalone

increased
21.1 percentage

points

to

131.82%,

remaining

above

the

prudential

requirement

communicated

by

FINMA.

The
movement in the

NSFR was driven

by a CHF 32.9bn

decrease in required

stable funding to

CHF 121.6bn, primarily

due
to decreases in the firm’s loan portfolio. Available stable funding decreased by CHF 10.8bn to CHF 160.3bn, mainly due
to a decrease in long-term debt.
Applicable rules and methodologies
In October 2017,

FINMA issued a decree (the 2017

FINMA Decree) specifying the treatment of

investments in subsidiaries
for

capital

adequacy

purposes

for

Credit

Suisse AG

standalone.

As

of

the

end

of

the

fourth

quarter

of

2023,

Credit
Suisse AG

standalone

financed

Swiss subsidiaries

with a

carrying value

of CHF 18.8bn

and foreign

subsidiaries

with a
carrying value of CHF 20.4bn.

The 2017 FINMA

Decree also applied

an adjustment (referred to

as a regulatory

filter) as an

impact on CET1

capital arising
from

the

accounting

change

under

applicable

Swiss

banking

rules

for

Credit

Suisse AG

standalone’s

participations

in
subsidiaries,

from

the

portfolio

valuation

method

to

the

individual

valuation

method.

In

contrast

to

the

accounting
treatment,

the

regulatory

filter

permits Credit

Suisse

to

measure

the

regulatory

capital

position

as if

Credit

Suisse AG
standalone had maintained the portfolio

valuation method. As of

the end of the

fourth quarter of 2023,

the CET1 capital
impact from the regulatory

filter was CHF 6.2bn (unchanged

compared with the end

of the third quarter

of 2023). The
related

RWA

increase

from

higher

total

participation

values

subject

to

risk

weighting

was

CHF 15.5bn,

reflecting

the
different risk-weights for these direct participations.
The valuation of Credit

Suisse AG’s participations in subsidiaries is reviewed

for potential impairment (reversal) on

at least
an annual basis

and at

any other

time that

events or circumstances

indicate that

the value

of any

participation may

be
impaired, respectively material

reversals of impairment

may be mandated.

As a result of

the acquisition of

Credit Suisse
Group AG by UBS Group AG and the expected changes in strategy in the future, reliable financial plans were initially not
available

for

the

valuation

of

Credit

Suisse AG

standalone’s

participations

in

subsidiaries,

and

management

used
alternative methods to estimate the fair values of those assets. Reliable information became gradually available from the
third quarter of

2023 onwards,

and the

valuation as of

31 December 2023

is generally

based on the

income approach
valuation

method

and

approved

legal

entity

financial

plans.

Credit

Suisse

recognized

a

reversal

of

participation
impairments of CHF 2.0bn in the fourth quarter

of 2023.

As a result of

the integration of

Credit Suisse into

UBS, the add-ons

for market share

and the LRD

have been increased
as of the end of 2023 to align with UBS’s current surcharges

.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG standalone

124
KM1: Key metrics
CHF m, except where indicated
31.12.23 30.9.23 30.6.23 31.3.23 31.12.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

33,346

30,935

28,394

34,206

32,262
2 Tier 1
1

33,805

31,405

28,856

34,206

46,153
3 Total capital
1

33,805

31,405

28,856

34,206

46,153
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
2

182,772

198,944

199,504

230,782

263,844
4a Minimum capital requirement
3

14,622

15,916

15,960

18,463

21,108
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

18.24

15.55

14.23

14.82

12.23
6 Tier 1 ratio (%)
1

18.50

15.79

14.46

14.82

17.49
7 Total capital ratio (%)
1

18.50

15.79

14.46

14.82

17.49
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.22

0.20

0.14

0.12

0.09
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.01

0.00

0.00

0.01

0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
4,5
11 Total of bank CET1 specific buffer requirements (%)
6

2.72

2.70

2.64

2.62

2.59
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5,7

10.50

7.79

6.46

6.82

7.73
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

288,610

317,772

362,074

442,168

456,691
14 Basel III leverage ratio (%)
1

11.71

9.88

7.97

7.74

10.11
Liquidity coverage ratio (LCR)
8
15
Total high-quality liquid assets (HQLA)

67,308

50,738

63,202

51,379

50,091
16 Total net cash outflow

17,099

14,392

16,169

30,478

40,198
16a of which: cash outflows

48,634

50,010

56,717

76,407

89,414
16b of which: cash inflows
9

31,535

36,316

41,096

48,116

49,216
17 LCR (%)

393.63

352.53

390.88

168.58

124.61
Net stable funding ratio (NSFR)
10
18 Total available stable funding

160,345

171,146

168,255

170,657

207,520
19 Total required stable funding

121,637

154,500

168,122

190,934

224,037
20 NSFR (%)

131.82
11

110.77

100.08

89.38

92.63
1 Credit Suisse has a transitional

relief of recognizing CECL allowances

and provisions in CET1 capital in

accordance with FINMA Circular 2013/1 “Eligible

capital – banks” until 30 June

2024. No transitional relief
was applied for the periods presented.

2 Based on phase-in rules for RWA.

Refer to “Swiss SRB going and gone

concern requirements and information” below for more

information.

3 Calculated as 8% of total
RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

4 Swiss SRB going and gone concern requirements and information for Credit Suisse AG standalone are provided below in
this section.

5 Credit Suisse AG standalone has aligned its minimum capital requirements to the UBS approach of applying the G-SIB buffer at the Group level only.

6 Excludes non-BCBS capital buffer requirements
for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

7 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1

capital requirement and,

where applicable,

minus the BCBS

additional tier 1

and tier 2

capital requirements met

with CET1 capital.

8 Calculated after the

application of haircuts

and inflow and
outflow rates, as well as,

where applicable, caps on Level 2

assets and cash inflows. Calculated based

on an average of 64 data points in

the fourth quarter of 2023 and 65

data points in the third quarter of 2023.
For the prior-quarter data

points, refer to the 30 September 2023 Pillar

3 Report, available under “Pillar 3 disclosures” at

ubs.com/investors, for more information.

9 In accordance with LCR rules, cash inflows are
capped at 75% of cash outflows, which is calculated on a daily basis for the purpose of the Pillar 3 disclosures.

10 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, Credit Suisse AG standalone is allowed to fulfill the minimum NSFR of 100% by taking into consideration any excess funding of Credit Suisse (Schweiz) AG standalone,

and Credit Suisse AG standalone has an NSFR requirement of

at least 80%
without taking into consideration any such excess funding. Credit Suisse

(Schweiz) AG must always fulfill the NSFR of at least 100%

on a standalone basis.

11 In the fourth quarter of 2023, the Bank parent

company
fulfilled the regulatory NSFR requirement as FINMA provided guidance that allowed the Emergency Liquidity Assistance provided by the Swiss National Bank to be considered as available stable funding to the extent necessary.

▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG standalone

125
Swiss systemically relevant bank going and gone concern

requirements and information

Quarterly |
The tables

below provide

details of

the Swiss

systemically relevant

bank RWA-

and LRD-based

going and

gone
concern requirements

and

information

as required

by FINMA

;

details

regarding

eligible

gone

concern instruments

are
provided below.
Following the amendments to the Banking Act and the Banking Ordinance that entered into force as of 1 January 2023,
Credit Suisse AG standalone is subject to a gone concern capital requirement based on the sum of: (i) the nominal value
of

the

gone

concern

instruments

issued

by

Credit

Suisse

entities

and

held

by

the

parent

firm;

(ii) 75%

of

the

capital
requirements resulting

from third-party

exposure on

a standalone

basis; and

(iii) a

buffer requirement

equal to

30% of
Credit

Suisse AG

standalone’s

gone

concern

capital

requirement

on

Credit

Suisse AG’s

consolidated

exposure.

A
transitional

period

until

2024

has

been

granted

for

the

buffer

requirement.

The

gone

concern

capital

coverage

ratio
reflects how much gone concern capital is available to meet the gone concern requirement. Outstanding high-

and low-
trigger loss-absorbing tier 2 capital instruments and total loss-absorbing capacity-eligible unsecured debt instruments are
eligible to

meet gone

concern requirements

until one

year

before maturity.

Credit Suisse

AG standalone

is allowed

to
temporarily use capital buffers until further notice, in line with the CAO and regulatory guidance by FINMA.
Swiss SRB going and gone concern requirements and information
As of 31.12.23 RWA, phase-in RWA, fully applied as of 1.1.28 LRD
CHF m, except where indicated in % in % in %
Required going concern capital
Total going concern capital
1

15.32
1

27,992

15.22
1

31,652

5.50
1

15,876
Common equity tier 1 capital

11.02

20,133

10.92

22,709

4.00
2

11,547
of which: minimum capital

4.50

8,225

4.50

9,359

1.50

4,329
of which: buffer capital

5.50

10,052

5.50

11,438

2.00

5,772
of which: countercyclical buffer

0.22

410

0.22

467
Maximum additional tier 1 capital

4.30

7,859

4.30

8,943

1.50

4,329
of which: additional tier 1 capital

3.50

6,397

3.50

7,279

1.50

4,329
of which: additional tier 1 buffer capital

0.80

1,462

0.80

1,664
Eligible going concern capital
Total going concern capital

18.50

33,805

16.25

33,805

11.71

33,805
Common equity tier 1 capital

18.24

33,346

16.03

33,346

11.55

33,346
Total loss-absorbing additional tier 1 capital

0.25

458

0.22

458

0.16

458
of which: high-trigger loss-absorbing additional tier 1 capital

0.25

458

0.22

458

0.16

458
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

182,772

207,970
Leverage ratio denominator

288,610
Required gone concern capital
3
Higher of RWA-

or LRD-based
Total gone concern loss-absorbing capacity

26,644
Eligible gone concern capital
Total gone concern loss-absorbing capacity

38,216
TLAC-eligible unsecured debt

38,216
Gone concern capital coverage ratio

143.40
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.5% for leverage ratio denominator (LRD), as well as the FINMA Pillar 2 capital add-on of CHF 1,445m relating to the supply chain finance
funds matter at Credit Suisse.

2 Our minimum CET1 leverage ratio

requirement of 4.0% consists of a 1.5%

base requirement, a 1.5% base buffer capital

requirement, a 0.25% LRD add-on requirement, a

0.25%
market share add-on requirement based on our Swiss credit business and a Pillar 2 add-on of 0.501%.

3 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining
maturity of between one and two years.

Once at least 75% of the minimum

gone concern requirement has been met

with instruments that have a

remaining maturity of greater than two

years, all instruments that
have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG standalone

126
Swiss SRB going and gone concern information
CHF m, except where indicated 31.12.23 30.9.23 31.12.22
Eligible going concern capital
Total going concern capital

33,805

31,405

46,153
Total tier 1 capital

33,805

31,405

46,153
Common equity tier 1 capital

33,346

30,935

32,262
Total loss-absorbing additional tier 1 capital

458

469

13,891
of which: high-trigger loss-absorbing additional tier 1 capital

458

469

10,519
of which: low-trigger loss-absorbing additional tier 1 capital

0

0

3,372
Eligible gone concern capital
Total gone concern loss-absorbing capacity

38,216

39,177

43,139
TLAC-eligible unsecured debt

38,216

39,177

43,139
Total loss-absorbing capacity
Total loss-absorbing capacity

72,021

70,581

89,292
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets, phase-in

182,772

198,944

263,844
of which: investments in Switzerland-domiciled subsidiaries
1

42,319

41,352

52,004
of which: investments in foreign-domiciled subsidiaries
1

61,488

60,002

74,247
Risk-weighted assets fully applied as of 1.1.28

207,970

223,540

302,756
of which: investments in Switzerland-domiciled subsidiaries
1

47,021

45,947

59,095
of which: investments in foreign-domiciled subsidiaries
1

81,984

80,003

106,067
Leverage ratio denominator

288,610

317,772

456,691
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in

18.5

15.8

17.5
of which: common equity tier 1 capital ratio, phase-in

18.2

15.6

12.2
Going concern capital ratio, fully applied as of 1.1.28

16.3

14.0

15.2
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28

16.0

13.8

10.7
Leverage ratios (%)
Going concern leverage ratio

11.7

9.9

10.1
of which: common equity tier 1 leverage ratio

11.6

9.7

7.1
Capital coverage ratio (%)
Gone concern capital coverage ratio

143.4

141.7

142.0
1 Net exposures

for direct and

indirect investments including

holding of regulatory

capital instruments

in Switzerland-domiciled subsidiaries

and for direct

and indirect investments

including holding of

regulatory
capital instruments in

foreign-domiciled subsidiaries

are risk-weighted

at 225% and

300%, respectively,

for the current

year.

Risk weights will

gradually increase

by 5 percentage

points per year

for Switzerland-
domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively,

are applied.
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG consolidated

127
Credit Suisse (Schweiz) AG consolidated
Key metrics of the fourth quarter of 2023
Quarterly |
The table below is based on Basel Committee on Banking Supervision

(BCBS) Basel III rules.

During the fourth

quarter of 2023,

the common equity

tier 1 (CET1) capital

of Credit Suisse

(Schweiz) AG consolidated
decreased

by

CHF 2.0bn

to

CHF 11.1bn.

This

was

mainly

driven

by

a

dividend

accrual

of

CHF 2.0bn.

Tier 1

capital
decreased by CHF 2.0bn to CHF 14.2bn, reflecting the

aforementioned decrease in CET1 capital.
Risk-weighted assets (RWA) decreased by CHF 4.6bn to CHF 83.3.bn during the fourth quarter of 2023, primarily driven
by a decrease in credit risk RWA.
The

leverage

ratio

denominator

(the

LRD)

decreased

by

CHF 3.6bn

to

CHF 253.8bn,

mainly

driven

by

lower

lending
balances.
Correspondingly,

the CET1

capital ratio

of Credit

Suisse

(Schweiz) AG

consolidated

decreased

to 13.3%

from 14.8%,
reflecting the decrease

in CET1 capital,

partially offset by

the decrease in

RWA. The Basel III

leverage ratio decreased

to
5.6% from 6.3%.
In

the

fourth

quarter

of

2023,

the

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

Credit

Suisse

(Schweiz) AG
consolidated

increased

by

12.1 percentage

points

to

151.3%,

remaining

above

the

prudential

requirement
communicated by the Swiss Financial

Market Supervisory Authority (FINMA). The movement in

the quarterly average LCR
was driven

by an

increase of

CHF 2.2bn in

high-quality

liquid assets

to CHF 52.1bn,

mainly due

to an

increase in

cash
held

at

central

banks,

and

a

decrease

of

CHF 1.4bn

in

net

cash

outflows

to

CHF 34.4bn,

mainly

due

to

lower

cash
outflows from deposits.

As of 31 December

2023, the net

stable funding ratio (the

NSFR) of Credit Suisse

(Schweiz) AG consolidated decreased
0.7 percentage points to

108.3%, remaining above

the prudential requirement

communicated by FINMA.

The movement
in the NSFR was driven by a decrease of CHF 3.6bn in required stable funding to CHF 118.7bn, mainly due to a decrease in the loan

portfolio. The NSFR

was also impacted

by a decrease

of CHF 4.7bn in

available stable funding

to CHF 128.5bn,
primarily due to the maturity decay of funding instruments.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG consolidated

128
KM1: Key metrics
CHF m, except where indicated
31.12.23 30.9.23 30.6.23 31.3.23 31.12.22
Available capital (amounts)
1
1 Common Equity Tier 1 (CET1)
2

11,051

13,015

12,958

12,602

12,492
2 Tier 1
2

14,151

16,115

16,058

15,702

15,592
3 Total capital
2

14,166

16,115

16,058

15,702

15,592
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

83,254

87,838

88,130

90,129

88,602
4a Minimum capital requirement
3

6,660

7,027

7,050

7,210

7,088
4b Total risk-weighted assets (pre-floor)

75,028

79,310

80,689

84,373

81,161
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
2

13.27

14.82

14.70

13.98

14.10
6 Tier 1 ratio (%)
2

17.00

18.35

18.22

17.42

17.60
7 Total capital ratio (%)
2

17.02

18.35

18.22

17.42

17.60
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.10

0.10

0.08

0.07

0.04
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.65

0.65

0.67

0.66

0.65
10 Bank G-SIB and / or D-SIB additional requirements (%)
4,5
11 Total of bank CET1 specific buffer requirements (%)
6

2.60

2.60

2.58

2.57

2.54
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5,7

8.77

10.32

10.20

9.42

9.60
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

253,818

257,419

256,015

251,086

243,946
14 Basel III leverage ratio (%)
2

5.58

6.26

6.27

6.25

6.39
Liquidity coverage ratio (LCR)
8
15
Total high-quality liquid assets (HQLA)

52,095

49,915

42,881

36,762

32,420
16 Total net cash outflow

34,425

35,846

30,582

25,624

27,438
16a of which: cash outflows

42,963

44,655

40,278

42,119

44,646
16b of which: cash inflows

8,538

8,809

9,696

16,495

17,208
17 LCR (%)

151.33

139.25

140.22

143.47

118.16
Net stable funding ratio (NSFR)
18 Total available stable funding

128,538

133,255

135,120

133,863

151,197
19 Total required stable funding

118,715

122,269

123,928

127,635

126,181
20 NSFR (%)

108.27

108.98

109.03

104.88

119.83
1 Net income and dividend

accruals for 2023 were

recognized in the fourth quarter

of 2023.

2 Credit Suisse has a

transitional relief of recognizing

CECL allowances and provisions

in CET1 capital in accordance
with FINMA Circular 2013/1 “Eligible capital –

banks” until 30 June 2024. A transitional

relief of CHF 3m was applied

to CET1 and tier 1 capital in

the fourth quarter of 2023. No transitional

relief was applied for
the other

periods presented.

3 Calculated

as 8%

of total

RWA, based

on total

capital minimum

requirements, excluding

CET1 buffer

requirements.

4 Swiss

SRB going

and gone

concern requirements

and
information for Credit Suisse (Schweiz) AG consolidated are provided below in this section.

5 Credit Suisse (Schweiz) AG consolidated has aligned its minimum capital requirements to the UBS approach of applying the G-SIB buffer at

the Group level

only.

6 Excludes non-BCBS countercyclical

capital buffer requirements

for risk-weighted positions

that are directly

or indirectly backed

by residential properties

in Switzerland.

7 Represents the CET1 ratio that is

available to meet buffer requirements.

Calculated as the CET1 ratio

minus the BCBS CET1 capital requirement

and, where applicable, minus

the BCBS additional tier 1

and tier 2
capital requirements met with CET1 capital.

8 Calculated after the application of haircuts

and inflow and outflow rates,

as well as, where applicable,

caps on Level 2 assets and cash

inflows. Calculated based on
an average of 64 data points in the fourth quarter of 2023 and 65 data points in the third quarter of 2023. For the prior-quarter data points,

refer to the 30 September 2023 Pillar 3 Report, available under

“Pillar 3
disclosures” at ubs.com/investors, for more information.
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG consolidated

129
Swiss systemically relevant bank going and gone concern

requirements and information
Quarterly |
The tables

below provide

details of

the Swiss

systemically relevant

bank (SRB)

RWA-

and LRD-based

going and
gone concern requirements

and information as required

by FINMA; details regarding

eligible gone concern instruments
are provided below.
Credit Suisse

(Schweiz) AG consolidated is

considered an SRB

under Swiss

banking law and

is subject

to capital

regulations
on a consolidated basis.

As of 31 December 2023, the

going concern capital and

leverage ratio requirements for

Credit
Suisse (Schweiz) AG consolidated were 15.05% (including a

countercyclical buffer of 0.75%) and 5.00%, respectively.
The Swiss SRB framework and going

concern requirements applicable to Credit Suisse (Schweiz) AG consolidated are the same as those applicable to Credit Suisse AG consolidated, excluding the Pillar 2 add-on. The gone concern requirement corresponds to 62% of the Credit

Suisse AG consolidated going concern requirements, excluding the Pillar 2 add-on and
countercyclical buffer requirements.
The

gone

concern

requirements

were

8.87%

for

the

RWA-based

requirement

and

3.10%

for

the

leverage

ratio
denominator-based requirement.
Swiss SRB going and gone concern requirements and information
As of 31.12.23 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.05
1

12,531

5.00
1

12,691
Common equity tier 1 capital

10.75

8,951

3.50

8,884
of which: minimum capital

4.50

3,746

1.50

3,807
of which: buffer capital

5.50

4,579

2.00

5,076
of which: countercyclical buffer

0.75

626
Maximum additional tier 1 capital

4.30

3,580

1.50

3,807
of which: additional tier 1 capital

3.50

2,914

1.50

3,807
of which: additional tier 1 buffer capital

0.80

666
Eligible going concern capital
2
Total going concern capital

17.00

14,151

5.58

14,151
Common equity tier 1 capital

13.27

11,051

4.35

11,051
Total loss-absorbing additional tier 1 capital

3.72

3,100

1.22

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3.72

3,100

1.22

3,100
Required gone concern capital
3
Total gone concern loss-absorbing capacity

8.87

7,381

3.10

7,868
of which: base requirement including add-ons for market share and LRD
4

8.87

7,381

3.10

7,868
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.86

9,040
5

3.56

9,040
5
TLAC-eligible unsecured debt

10.84

9,025

3.56

9,025
Total loss-absorbing capacity
Required total loss-absorbing capacity

23.92

19,913

8.10

20,559
Eligible total loss-absorbing capacity

27.86

23,191

9.14

23,191
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

83,254
Leverage ratio denominator

253,818
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.5% for leverage ratio denominator (LRD).

2 Net income and dividend accruals for 2023 were recognized in the fourth quarter of 2023.

3 A maximum of 25% of the

gone concern requirements can be met

with instruments that have a remaining

maturity of between one and two

years. Once at least 75% of

the minimum gone concern requirement
has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

4 Includes applicable add-ons of 0.89% for RWA and 0.31% for LRD.

5 Includes a provision excess of CHF 15m.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG consolidated

130
Swiss SRB going and gone concern information
CHF m, except where indicated 31.12.23 30.9.23 31.12.22
Eligible going concern capital
1
Total going concern capital

14,151

16,115

15,592
Total tier 1 capital

14,151

16,115

15,592
Common equity tier 1 capital

11,051

13,015

12,492
Total loss-absorbing additional tier 1 capital

3,100

3,100

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3,100

3,100

3,100
Eligible gone concern capital
Total gone concern loss-absorbing capacity

9,040
2

9,025

10,000
TLAC-eligible unsecured debt

9,025

9,025

10,000
Total loss-absorbing capacity
Total loss-absorbing capacity

23,191

25,140

25,592
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

83,254

87,838

88,602
Leverage ratio denominator

253,818

257,419

243,946
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.0

18.3

17.6
of which: common equity tier 1 capital ratio

13.3

14.8

14.1
Gone concern loss-absorbing capacity ratio

10.9

10.3

11.3
Total loss-absorbing capacity ratio

27.9

28.6

28.9
Leverage ratios (%)
Going concern leverage ratio

5.6

6.3

6.4
of which: common equity tier 1 leverage ratio

4.4

5.1

5.1
Gone concern leverage ratio

3.6

3.5

4.1
Total loss-absorbing capacity leverage ratio

9.1

9.8

10.5
1 Net income and dividend accruals for 2023 were recognized in the fourth quarter of 2023.

2 Includes a provision excess of CHF 15m.
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG standalone

131
Credit Suisse (Schweiz) AG standalone
Key metrics of the fourth quarter of 2023
Quarterly |

The table below is based on Basel Committee on Banking

Supervision (BCBS) Basel III rules.
During the

fourth quarter

of 2023,

the common

equity tier

1 (CET1)

capital of

Credit Suisse

(Schweiz) AG standalone
decreased

by

CHF 1.5bn

to

CHF 10.4bn.

This

was

mainly

driven

by

a

dividend

accrual

of

CHF 2.0bn.

Tier 1

capital
decreased by CHF 1.5bn to CHF 13.5bn, reflecting the

aforementioned decrease in CET1 capital.
Risk-weighted assets (RWA) decreased

by CHF 4.3bn to CHF 82.6bn

during the fourth quarter

of 2023, primarily driven
by lower credit risk RWA.
The

leverage

ratio

denominator

(the

LRD)

decreased

by

CHF 3.5bn

to

CHF 251.7bn,

mainly

driven

by

lower

lending
balances.
Correspondingly,

the

CET1

capital

ratio

of

Credit

Suisse

(Schweiz) AG

standalone

decreased

to

12.6%

from

13.7%,
reflecting

the

aforementioned

decrease

in

CET1

capital,

partially

offset

by the

aforementioned

decrease

in

RWA.

The
Basel III leverage ratio

decreased to 5.4% from 5.9%.
In

the

fourth

quarter

of

2023,

the

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

Credit

Suisse

(Schweiz) AG
standalone increased 11.7 percentage points to 149.3%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The movement in the quarterly average LCR was driven by an
increase of CHF 2.2bn

in high-quality liquid assets

to CHF 52.0bn, mainly due

to an increase in

cash held at

central banks,
and a decrease of CHF 1.4bn in net cash outflows to CHF

34.9bn, mainly due lower cash outflows from deposits.
As of

31 December 2023,

the net

stable funding

ratio (the

NSFR) of

Credit Suisse

(Schweiz) AG standalone

decreased
0.7 percentage points to

108.7%, remaining above

the prudential requirement

communicated by FINMA.

The movement
in the NSFR was driven by a decrease of CHF 3.4bn in required stable funding to CHF 116.7bn, mainly due to a decrease in the loan

portfolio. The NSFR

was also impacted

by a decrease

of CHF 4.6bn in

available stable funding

to CHF 126.8bn,
primarily due to the maturity decay of funding instruments.
As of 31 December 2023, Credit Suisse (Schweiz) AG standalone held assets with a carrying value of CHF 908m that are pledged under

the covered

bonds program

of Credit

Suisse AG and

for which

the related

liabilities of

CHF 534m as

of
31 December 2023 are

reported by Credit

Suisse AG. The

liabilities were fully

collateralized through cash

deposits from
Credit Suisse AG.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG standalone

132
KM1: Key metrics
CHF m, except where indicated
31.12.23 30.9.23 30.6.23 31.3.23 31.12.22
Available capital (amounts)
1
1 Common Equity Tier 1 (CET1)
2

10,396

11,918

11,884

11,841

11,724
2 Tier 1
2

13,496

15,018

14,984

14,941

14,824
3 Total capital
2

13,537

15,018

14,984

14,941

14,824
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

82,611

86,893

87,414

90,414

88,949
4a Minimum capital requirement
3

6,609

6,951

6,993

7,233

7,116
4b Total risk-weighted assets (pre-floor)

73,541

77,422

78,910

82,666

79,565
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
2

12.58

13.72

13.60

13.10

13.18
6 Tier 1 ratio (%)
2

16.34

17.28

17.14

16.53

16.67
7 Total capital ratio (%)
2

16.39

17.28

17.14

16.53

16.67
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.10

0.10

0.08

0.07

0.04
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.66

0.66

0.68

0.66

0.65
10 Bank G-SIB and / or D-SIB additional requirements (%)
4,5
11 Total of bank CET1 specific buffer requirements (%)
6

2.60

2.60

2.58

2.57

2.54
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5,7

8.08

9.22

9.10

8.53

8.67
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

251,692

255,147

253,987

249,268

242,288
14 Basel III leverage ratio (%)
2

5.36

5.89

5.90

5.99

6.12
Liquidity coverage ratio (LCR)
8
15
Total high-quality liquid assets (HQLA)

52,045

49,864

42,858

36,752

32,410
16 Total net cash outflow

34,850

36,226

31,007

25,984

27,787
16a of which: cash outflows

43,295

44,956

40,563

42,376

44,836
16b of which: cash inflows

8,444

8,730

9,556

16,392

17,049
17 LCR (%)

149.34

137.65

138.22

141.44

116.64
Net stable funding ratio (NSFR)
9
18 Total available stable funding

126,824

131,427

133,504

132,048

149,441
19 Total required stable funding

116,703

120,124

121,686

124,582

123,162
20 NSFR (%)

108.67
10

109.41

109.71

105.99

121.34
1 Net income and dividend accruals for 2023 were recognized in the fourth quarter of 2023.

2 Credit Suisse has a transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with
FINMA Circular 2013/1 “Eligible

capital – banks” until

30 June 2024. A

transitional relief of CHF

8m was applied to

CET1 and tier 1 capital

to the fourth quarter of

2023. No transitional relief

was applied for the
other periods presented.

3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

4 Swiss SRB going and gone concern requirements and information for Credit Suisse (Schweiz) AG standalone are provided below in this section.

5 Credit Suisse (Schweiz) AG standalone has aligned its minimum capital requirements to the UBS approach of applying the G-SIB buffer at the Group level only.

6 Excludes non-BCBS countercyclical capital buffer requirements for risk-weighted positions that are directly or indirectly backed

by residential properties in Switzerland.

7 Represents the
CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS additional tier 1 and tier 2 capital requirements met with CET1 capital.

8 Calculated after the application of haircuts and inflow and outflow rates,

as well as, where applicable, caps on Level 2 assets and

cash inflows. Calculated based on an average of 64 data
points in

the fourth

quarter of

2023 and

65 data

points in

the third

quarter of

2023. For

the prior-quarter

data points,

refer to

the 30

September 2023

Pillar 3

Report, available

under “Pillar

3 disclosures”

at
ubs.com/investors, for

more information.

9 In accordance with

Art. 17h of the

Liquidity Ordinance,

Credit Suisse AG standalone

is allowed to fulfill

the minimum NSFR of

100% by taking

into consideration any
excess funding of Credit Suisse (Schweiz) AG standalone, and Credit Suisse AG standalone has an NSFR requirement of at least 80% without taking into consideration any such excess funding. Credit Suisse (Schweiz)
AG must always fulfill

the NSFR of at

least 100% on

a standalone basis.

10

In the fourth quarter

of 2023, the Bank

parent company fulfilled the

regulatory NSFR requirement

as FINMA provided guidance

that
allowed the Emergency Liquidity Assistance provided

by the Swiss National Bank to be

considered as available stable funding

to the extent necessary.

This FINMA guidance did not

impact the NSFR of Credit Suisse
(Schweiz) AG – parent company on a stand-alone basis.
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG standalone

133
Swiss systemically relevant bank going and gone concern

requirements and information
Quarterly |
The tables

below provide

details of

the Swiss

systemically relevant

bank (SRB)

RWA-

and LRD-based

going and
gone concern requirements

and information as required

by FINMA; details regarding

eligible gone concern instruments
are provided below.
Credit Suisse (Schweiz) AG standalone is considered an SRB under Swiss banking law and is subject to capital regulations
on a

standalone basis.

As of

31 December 2023,

the going

concern capital

and leverage

ratio requirements

for Credit
Suisse (Schweiz) AG standalone were 15.06% (including

a countercyclical buffer of 0.76%) and 5.00%, respectively.
The Swiss SRB framework

and going concern requirements

applicable to Credit

Suisse (Schweiz) AG standalone

are the
same as those applicable to Credit Suisse AG consolidated, excluding the Pillar 2 add-on. The gone concern requirement corresponds to 62% of the Credit

Suisse AG consolidated going concern requirements, excluding the Pillar 2 add-on and
countercyclical buffer requirements.
The

gone

concern

requirements

were

8.87%

for

the

RWA-based

requirement

and

3.10%

for

the

leverage

ratio
denominator-based requirement.
Swiss SRB going and gone concern requirements and information
As of 31.12.23 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.06
1

12,440

5.00
1

12,585
Common equity tier 1 capital

10.76

8,888

3.50

8,809
of which: minimum capital

4.50

3,717

1.50

3,775
of which: buffer capital

5.50

4,544

2.00

5,034
of which: countercyclical buffer

0.76

627
Maximum additional tier 1 capital

4.30

3,552

1.50

3,775
of which: additional tier 1 capital

3.50

2,891

1.50

3,775
of which: additional tier 1 buffer capital

0.80

661
Eligible going concern capital
2
Total going concern capital

16.34

13,496

5.36

13,496
Common equity tier 1 capital

12.58

10,396

4.13

10,396
Total loss-absorbing additional tier 1 capital

3.75

3,100

1.23

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3.75

3,100

1.23

3,100
Required gone concern capital
3
Total gone concern loss-absorbing capacity

8.87

7,324

3.10

7,802
of which: base requirement including add-ons for market share and LRD
4

8.87

7,324

3.10

7,802
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.97

9,066

5

3.60

9,066

5
TLAC-eligible unsecured debt

10.92

9,025

3.59

9,025
Total loss-absorbing capacity
Required total loss-absorbing capacity

23.92

19,764

8.10

20,387
Eligible total loss-absorbing capacity

27.31

22,562

8.96

22,562
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

82,611
Leverage ratio denominator

251,692
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.5% for leverage ratio denominator (LRD).

2

Net income and dividend accruals for 2023 were recognized in the fourth quarter of 2023.

3 A maximum of 25% of the

gone concern requirements can be

met with instruments that have a

remaining maturity of between one

and two years. Once

at least 75% of the minimum

gone concern requirement
has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

4 Includes applicable add-ons of 0.89% for RWA and 0.31% for LRD.

5 Includes a provision excess of CHF 41m.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG standalone

134
Swiss SRB going and gone concern information
CHF m, except where indicated 31.12.23 30.9.23 31.12.22
Eligible going concern capital
1
Total going concern capital

13,496

15,018

14,824
Total tier 1 capital

13,496

15,018

14,824
Common equity tier 1 capital

10,396

11,918

11,724
Total loss-absorbing additional tier 1 capital

3,100

3,100

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3,100

3,100

3,100
Eligible gone concern capital
Total gone concern loss-absorbing capacity

9,066
2

9,025

10,000
TLAC-eligible unsecured debt

9,025

9,025

10,000
Total loss-absorbing capacity
Total loss-absorbing capacity

22,562

24,043

24,824
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

82,611

86,893

88,949
Leverage ratio denominator

251,692

255,147

242,288
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

16.3

17.3

16.7
of which: common equity tier 1 capital ratio

12.6

13.7

13.2
Gone concern loss-absorbing capacity ratio

11.0

10.4

11.2
Total loss-absorbing capacity ratio

27.3

27.7

27.9
Leverage ratios (%)
Going concern leverage ratio

5.4

5.9

6.1
of which: common equity tier 1 leverage ratio

4.1

4.7

4.8
Gone concern leverage ratio

3.6

3.5

4.1
Total loss-absorbing capacity leverage ratio

9.0

9.4

10.3
1

Net income and dividend accruals for 2023 were recognized in the fourth quarter of 2023.

2 Includes a provision excess of CHF 41m.
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse International standalone

135
Credit Suisse International standalone
Quarterly |

The table below provides information about the regulatory

capital components, capital ratios, leverage ratio and
liquidity

of

Credit

Suisse

International

standalone

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Pillar 1
requirements and in accordance with UK Prudential Regulatory

Authority regulations and IFRS Accounting Standards.

During the fourth quarter of 2023, the common equity tier 1 capital of

Credit Suisse International standalone decreased
by USD 0.5bn to USD 12.7bn from

USD 13.2bn, primarily due to increased

losses.

Total capital decreased by

USD 0.6bn
to

USD 13.9bn,

from

USD 14.4bn

in

the

third

quarter

of

2023.

Risk-weighted

assets

decreased

by

USD 6.6bn

to
USD 35.4bn from USD 42.0bn

in the third quarter

of 2023, driven by a

decrease across all risk

types due to a

reduction
in

trading

activity.

Leverage

ratio

exposure

decreased

by

USD 11.2bn

to

USD 78.1bn,

mainly

driven

by

a

decrease

in
trading inventory.
The average liquidity coverage ratio was 280.3%, compared with 221.0%

in the third quarter of 2023. The increase was
driven by a decrease of USD 2.1bn in net

cash outflows,

mainly driven by a decrease in outflow from

derivatives, outflow
from impact of adverse market scenarios and outflow from

structured financing activities.
The

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse

International

standalone

remained

above

the

regulatory
requirement

of

100%,

at

125.6%,

compared

with

126.1%

in

the

third

quarter

of

2023.

The

NSFR

was

driven

by

a
decrease of USD 4.2bn in available

stable funding, mainly driven

by a decrease in

long-term funding. This was

offset by
a decrease

of USD 3.2bn

in required

stable funding,

mainly driven

by a

decrease in

net derivative

assets, initial

margin
posted and trading inventory.

KM1: Key metrics
USD m, except where indicated
31.12.23 30.9.23 30.6.23 31.3.23 31.12.22
1
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

12,688

13,244

14,589

14,951

14,609
2 Tier 1

13,888

14,444

15,789

16,151

15,809
3 Total capital

13,888

14,447

15,792

16,154

15,812
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

35,438

42,012

48,633

49,042

60,646
4a Minimum capital requirement
2

2,835

3,361

3,891

3,923

4,852
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

35.80

31.52

30.00

30.49

24.09
6 Tier 1 ratio (%)

39.19

34.38

32.47

32.93

26.07
7 Total capital ratio (%)

39.19

34.39

32.47

32.94

26.07
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.83

0.76

0.49

0.45

0.41
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

3.33

3.26

2.99

2.95

2.91
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

31.19

26.39

24.47

24.94

18.07
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

78,135

89,344

98,366

112,642

126,360
14 Basel III leverage ratio (%)
4

17.77

16.17

16.05

14.34

12.51
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

15,364

15,411

20,095

23,899

25,457
16 Total net cash outflow

5,990

8,091

11,471

14,906

16,608
17 LCR (%)

280.28

220.97

197.04

162.79

150.42
Net stable funding ratio (NSFR)
6
18 Total available stable funding

30,356

34,581

39,764

44,280

49,315
19 Total required stable funding

24,166

27,375

31,086

34,728

38,717
20 NSFR (%)

125.59

126.10

128.14

127.51

127.54
1 Comparative information has been aligned with Credit Suisse International standalone’s final 2022 audited financial statements.

2 Calculated as 8% of total RWA, based on total minimum capital requirements, excluding CET1 buffer requirements.

3 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS additional tier 1 and tier 2 capital

requirements met with CET1 capital.

4 On the basis of tier 1 capital.

5 Based on Pillar 1 requirements; calculated using a 12-month average.

6 The net stable funding
ratio requirement became effective as of 1 January 2022 and related disclosures came into effect in the first quarter of 2023.
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse International standalone

136
Material sub-group entity – creditor ranking at legal entity level
Semi-annual |

The TLAC2 table below provides an overview of the creditor ranking structure of Credit Suisse International on
a standalone basis.
As

of

31 December

2023,

Credit

Suisse

International

had

a

total

loss-absorbing

capacity

(TLAC)

of

USD 18.5bn

after
regulatory

capital

deductions

and

adjustments.

This

amount

included

tier 1

capital,

excluding

minority

interests,

of
USD 13.9bn and

USD 4.6bn of

internal long-term

debt that

was eligible

as internal

TLAC issued to

Credit Suisse AG,

a
wholly owned subsidiary of the UBS Group AG resolution

entity.
TLAC2: Material sub-group entity – creditor ranking at legal entity level

As of 31.12.23 Creditor ranking Total
USD m 1 2 3 4
1 Is the resolution entity the creditor / investor? No No No No
2 Description of creditor ranking
Common Equity
(most junior)
1
Preferred Shares
(Additional tier 1)
Subordinated
debt

Unsecured loans and
other pari passu
liabilities (most senior)
2
3 Total capital and liabilities net of credit risk mitigation

13,762

1,200

107,312

122,274
4 Subset of row 3 that are excluded liabilities

3

3
5 Total capital and liabilities less excluded liabilities (row 3 minus row 4)

13,762

1,200

107,309

122,271
6 Subset of row 5 that are eligible as TLAC

13,762

1,200

4,586

19,548
7 Subset of row 6 with 1 year ≤ residual maturity < 2 years

1,543

1,543
8 Subset of row 6 with 2 years ≤ residual maturity < 5 years

3,043

3,043
9 Subset of row 6 with 5 years ≤ residual maturity < 10 years
10 Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities
11 Subset of row 6 that is perpetual securities

13,762

1,200

14,962
1 Equity attributable to shareholders,

which includes share premium

and reserves.

2 As of 31 December

2023, in line with

UBS Holding LLC,

Credit Suisse International standalone

reports all liabilities,

including
intercompany liabilities, that rank pari passu or junior to the TLAC-eligible internal debt securities it has issued.
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse Holdings (USA), Inc. consolidated

137
Credit Suisse Holdings (USA), Inc. consolidated
Quarterly |

The table below provides information about the

regulatory capital components and capital, liquidity and leverage ratios of

Credit Suisse Holdings

(USA), Inc.

consolidated,

based on

Basel Committee on

Banking Supervision

(BCBS) Pillar 1
requirements and in accordance

with US Basel III rules.

Effective

1 October

2022 and

through

30 September

2023,

Credit Suisse

Holdings

(USA),

Inc. was

subject

to a

stress
capital buffer (an

SCB) of 9.0%,

in addition

to the minimum

capital requirements. The

SCB was

determined by the

Federal
Reserve Board following

the completion of

the 2022 Comprehensive

Capital Analysis and

Review (the CCAR)

based on
Dodd–Frank Act

Stress Test

(DFAST) results

and planned

future dividends.

Based on

the results

of the

2023 CCAR,

the
SCB has been adjusted to 7.2% effective 1 October 2023. The SCB, which replaces the static capital conservation buffer of 2.5%, is subject to change on an annual basis or as otherwise determined by the Federal Reserve Board.

During

the

fourth

quarter

of

2023,

the

common

equity

tier 1

(CET1)

ratio

of

Credit

Suisse

Holdings

(USA),

Inc.
consolidated increased

to 72.3%

from 57.9%,

as risk-weighted

assets (RWA)

decreased by

USD 3.8bn to

USD 13.0bn,
which more than offset losses for the quarter of

USD 3.0bn.

The decrease in RWA was driven by decreases

of USD 3.2bn
in credit risk

RWA and USD 0.6

bn in

market risk RWA.

Leverage ratio exposure,

calculated on an

average basis, decreased
by USD 4.4bn to

USD 29.5bn,

driven by a

decrease in reverse

repurchase transactions due

to a decrease

in high-quality
liquid assets (HQLA)

requirements.
The average liquidity coverage

ratio of Credit Suisse

Holdings

(USA), Inc. consolidated decreased

136 percentage points
to 195.1%, mostly driven by a decrease in HQLA eligible level 1 liquid assets and an increase in unsecured debt outflows over the quarter.
The average net

stable funding ratio

(the NSFR) of

Credit Suisse Holding

s

(USA), Inc. consolidated

remained well above
the regulatory

requirement of

100%, at

179.1% for

the fourth

quarter of

2023, a decrease

of 53.1 percentage

points
compared with

232.2% in

the third

quarter of

2023. The

NSFR movement

was driven

by a

decrease of

USD 5.5bn in
available

stable

funding,

which

was

due

to

a

reduction

in

term

unsecured

funding

and

capital.

The

NSFR

was

also
impacted by a decrease of USD 0.4bn in

required stable funding, which was driven by a reduction

in loans and securities.

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse Holdings (USA), Inc. consolidated

138
KM1: Key metrics
1
USD m, except where indicated
31.12.23 30.9.23 30.6.23
2
31.3.23 31.12.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

9,387

9,756

10,758

12,491

12,405
2 Tier 1

9,909

10,279

11,281

13,013

12,928
3 Total capital

9,987

10,346

11,348

13,080

13,037
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

12,979

16,841

20,480

31,762

44,644
4a Minimum capital requirement
3

1,038

1,347

1,638

2,541

3,572
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

72.3

57.9

52.5

39.3

27.8
6 Tier 1 ratio (%)

76.4

61.0

55.1

41.0

29.0
7 Total capital ratio (%)

77.0

61.4

55.4

41.2

29.2
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
8a US stress capital buffer requirement (%)

7.2

9.0

9.0

9.0

9.0
9 Countercyclical buffer requirement (%)

0.3

0.3

0.3

0.3

0.3
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

2.8

2.8

2.8

2.8

2.8
11a US total bank specific capital buffer requirements (%)

7.5

9.3

9.3

9.3

9.3
12
CET1 available after meeting the bank’s minimum capital requirements (%)
4

67.8

53.4

47.4

33.2

21.2
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

29,484

33,906

42,802

55,789

65,298
14 Basel III leverage ratio (%)
5

33.6

30.3

26.4

23.3

19.8
14a Total Basel III supplementary leverage ratio exposure measure

34,370

40,848

51,433

66,825

78,593
14b Basel III supplementary leverage ratio (%)
5

28.8

25.2

21.9

19.5

16.4
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

12,561

16,367

17,043

16,740

17,383
16 Total net cash outflow

6,619

4,987

6,271

12,181

11,884
17 LCR (%)

195.1

331.3

293.0

139.4

150.1
Net stable funding ratio (NSFR)
6
18 Total available stable funding

15,320

20,804

25,031

27,503
19 Total required stable funding

8,580

8,965

11,434

14,527
20 NSFR (%)

179.1

232.2

219.6

189.8
1 The net stable funding ratio requirement became effective as of 1 July 2021 and related disclosures came into effect in the second quarter of 2023.

2 Comparative information has been aligned with Credit Suisse
Holdings (USA), Inc standalone’s final

second quarter of 2023

financial statements.

3 Calculated as 8%

of total RWA, based

on total minimum capital

requirements, excluding CET1 buffer requirements.

4 Represents
the CET1

ratio that

is available

to meet

buffer requirements.

Calculated as

the CET1

ratio minus

the BCBS

CET1 capital

requirement and,

where applicable,

minus the

BCBS additional

tier 1

and tier

2 capital
requirements met with CET1 capital.

5 On the basis of tier 1 capital.

6 Figures are calculated on a quarterly average.
▲

31 December 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse Holdings (USA), Inc. consolidated

139
Material sub-group entity – creditor ranking at legal entity level
Semi-annual |

The TLAC2 table below provides an overview of the

creditor ranking structure of Credit

Suisse Holdings (USA),
Inc. on a consolidated basis.
As of

31 December 2023,

Credit Suisse

Holdings (USA),

Inc. had

a total

loss-absorbing capacity

(TLAC) of

USD 12.8bn
after regulatory capital deductions and

adjustments. This amount included

tier 1 capital, excluding minority

interests, of
USD 9.9bn and

USD 3.0bn

of internal

long-term debt

that was

eligible as

internal TLAC

issued to

Credit Suisse

AG, a
wholly owned subsidiary of the UBS Group AG resolution

entity.
TLAC2: Material sub-group entity – creditor ranking at legal entity level

As of 31.12.23 Creditor ranking Total
USD m 1 2 3 4
1 Is the resolution entity the creditor / investor? No No No No
2 Description of creditor ranking
Common Equity
(most junior)
1
Preferred Shares
Subordinated
debt

Unsecured loans and
other pari passu
liabilities (most senior)
2
3 Total capital and liabilities net of credit risk mitigation

9,273

550

22,255

32,078
4 Subset of row 3 that are excluded liabilities
5 Total capital and liabilities less excluded liabilities (row 3 minus row 4)

9,273

550

22,255

32,078
6 Subset of row 5 that are eligible as TLAC

9,273

550

3,000

12,823
7 Subset of row 6 with 1 year ≤ residual maturity < 2 years
8 Subset of row 6 with 2 years ≤ residual maturity < 5 years

2,000

2,000
9 Subset of row 6 with 5 years ≤ residual maturity < 10 years
10 Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities

1,000

1,000
11 Subset of row 6 that is perpetual securities

9,273

550

9,823
1 Equity attributable to shareholders, which

includes share premium and reserves.

2 As of December 2023, in

line with UBS Americas Holding LLC,

Credit Suisse Holdings (USA), Inc reports

all liabilities, including
intercompany liabilities, that rank pari passu or junior to the TLAC-eligible internal debt securities it has issued.
▲

31 December 2023 Pillar 3 Report |
Appendix

Appendix
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

Accounting Standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

31 December 2023 Pillar 3 Report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
P&L

profit or loss
Q
QCCP

Qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may
appear in this particular report.

31 December 2023 Pillar 3 Report |
Appendix

Cautionary Statement

|

This report

and the

information contained

herein are provided

solely for

information purposes,

and are

not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
UBS AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Credit Suisse AG
By: _/s/

Simon Grimwood ___________
Name:

Simon Grimwood
Title:

Chief Financial Officer
By: _/s/

Damian Vogel

_____________
Name:

Damian Vogel
Title:

Chief Risk Officer
Date:

March 28, 2024